As filed with the Securities and Exchange Commission on January 12, 2005
Registration No. 333-119098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MIM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	6411	05-0489664
(State or Other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Clearbrook Road

Elmsford, New York 10523
(914) 460-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Barry A. Posner, Esq.

MIM Corporation
100 Clearbrook Road
Elmsford, New York 10523
(914) 460-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. William Bates, II, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100	Kenneth S. Guenthner, Esq. Chronimed Inc. 10900 Red Circle Drive Minnetonka, Minnesota 55343 (952) 979-3600	Jean M. Davis, Esq. Mark D. Williamson, Esq. Gray, Plant, Mooty, Mooty & Bennett, P.A. 500 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 632-3000

     Approximate date of commencement of proposed sale to the public: At the effective time of the merger referred to herein.

     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed	Amount of
Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Registration
Securities to be Registered	Registered(2)	Price per Share	Offering Price(3)	Fee(4)

Common Stock, par value $0.0001 per share, including the associated series A junior participating preferred stock purchase rights(1)	17,018,000	N/A	$104,230,847	$12,268

(1)	This Registration Statement also covers the associated series A junior participating preferred stock purchase rights, referred to as the rights, issued pursuant to a Rights Agreement, dated as of November 24, 1998, between MIM Corporation (“MIM”) and American Stock Transfer and Trust Company, as rights agent, as amended to date. Until the occurrence of certain events, the rights will not be exercisable for or evidenced separately from shares of common stock of MIM (“MIM Common Stock”).

(2)	Based on the estimated maximum number of shares of MIM Common Stock expected to be issued in connection with the merger described in this Registration Statement, calculated as the sum of (1) the product of (a) 12,824,940, the aggregate number of shares of common stock of Chronimed Inc., (“Chronimed Common Stock”) outstanding as of January 7, 2005 and (b) 1.12, as set forth in the merger agreement, and (2) the product of (a) 2,369,061, the aggregate number of shares of Chronimed Common Stock issuable upon the exercise of Chronimed Inc. options (“Chronimed Options”) outstanding as of January 7, 2005 and (b) 1.12, as set forth in the merger agreement.

(3)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of Chronimed Common Stock (the securities to be canceled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (1) $6.86, the average of the high and low prices per share of Chronimed Common Stock on January 7, 2005, as quoted on the Nasdaq National Market, multiplied by (2) the sum of (i) the aggregate number of shares of Chronimed Common Stock outstanding as of January 7, 2005 and (ii) the aggregate number of shares of Chronimed Common Stock issuable upon the exercise of Chronimed Options outstanding as of January 7, 2005.

(4)	Previously paid prior to the filing of the Registration Statement on September 17, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8, may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. MIM Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 12, 2005

[MIM Logo]	[Chronimed Logo]

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      We are pleased to inform you that the boards of directors of MIM Corporation and Chronimed Inc. have each approved a strategic merger combining MIM and Chronimed. Upon consummation of the merger, Chronimed will become a wholly owned subsidiary of MIM, MIM will change its name to BioScrip, Inc. and MIM’s stock will be quoted on the Nasdaq National Market under the symbol “BIOS.” In the merger, Chronimed stockholders will receive 1.12 shares of MIM common stock for each share of Chronimed common stock. Following the completion of the merger, MIM stockholders will own approximately 60% of the combined company and former Chronimed stockholders will own approximately 40%.

      Special meetings of MIM’s and Chronimed’s stockholders have been scheduled to approve the transactions contemplated by the merger agreement. The MIM board of directors recommends that the MIM stockholders vote “FOR” the proposals to approve the issuance of shares of MIM common stock in the merger, to adopt the amended and restated certificate of incorporation and to approve the amendment to the MIM 2001 Incentive Stock Plan. The Chronimed board of directors recommends that the Chronimed stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger.

       For a discussion of the risks relating to the merger, see the section entitled “Risk Factors” beginning on page 13.

       On                     , 2005, the last sale price of MIM common stock as quoted on the Nasdaq National Market was $           per share, and the last sale price of Chronimed common stock as quoted on the Nasdaq National Market was $           per share.

      Your vote is very important. Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card, by telephone or by using the Internet, following the instructions included with the enclosed proxy card. MIM and Chronimed encourage you to read carefully this entire joint proxy statement/prospectus, including the annexes and information incorporated by reference.

Richard H. Friedman	Henry F. Blissenbach
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer
MIM Corporation	Chronimed Inc.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in this joint proxy statement/prospectus or the securities to be issued pursuant to the merger or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      This joint proxy statement/prospectus is dated                     , 2005 and is first being mailed to the stockholders of MIM and Chronimed on or about                     , 2005.

[MIM Logo]

100 Clearbrook Road

Elmsford, New York 10523

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                         , 2005

Dear Stockholders of MIM Corporation:

      We are pleased to invite you to attend a special meeting of the stockholders of MIM Corporation, a Delaware corporation, which will be held on                     , 2005 beginning at       a.m., Eastern Standard Time, at                                                             , for the following purposes:

•	To approve the issuance of MIM common stock pursuant to the Agreement and Plan of Merger, dated as of August 9, 2004, as amended on January 3, 2005, by and among MIM, Chronimed Acquisition Corp., a wholly owned subsidiary of MIM, and Chronimed Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, pursuant to which Chronimed will become a wholly owned subsidiary of MIM;

•	To adopt the amended and restated certificate of incorporation of MIM to change MIM’s name to BioScrip, Inc. and to increase the number of authorized shares of MIM common stock from 40 million shares to 75 million shares;

•	To approve the amendment to the MIM 2001 Incentive Stock Plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares; and

•	To approve any motion to adjourn or postpone the MIM special meeting to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the foregoing proposals.

      Please refer to the accompanying joint proxy statement/prospectus for further information with respect to the business to be transacted at the MIM special meeting.

      The close of business on                     , 2005, referred to as the MIM record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the MIM special meeting or any adjournments or postponements of the MIM special meeting. MIM stockholders will have one vote for each share of MIM common stock that they owned on the MIM record date. Only holders of record of MIM common stock at the close of business on the MIM record date are entitled to notice of, and to vote at, the MIM special meeting.

      On the MIM record date, there were                      shares of MIM common stock entitled to vote at the MIM special meeting. The presence of the holders of a majority of the shares of MIM common stock outstanding on the MIM record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the MIM special meeting.

      In order to complete the merger:

•	the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting must approve the issuance of MIM common stock in the merger to Chronimed stockholders (assuming a quorum is represented at the MIM special meeting); and

•	the holders of a majority of the shares of MIM common stock outstanding on the MIM record date must vote to adopt the amended and restated certificate of incorporation of MIM.

      Approval of the proposal to amend the MIM 2001 Incentive Stock Plan requires the affirmative vote by the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting (assuming a quorum is represented at the MIM special meeting). Approval of any proposal to adjourn or postpone the MIM special meeting, if necessary for the purpose of establishing a quorum or soliciting additional proxies, requires the affirmative vote by the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting, whether or not a quorum is represented at the MIM special meeting.

      A complete list of stockholders entitled to vote at the MIM special meeting will be available for examination by any of our stockholders at our headquarters, 100 Clearbrook Road, Elmsford, New York for purposes pertaining to the MIM special meeting, during normal business hours for a period of 10 days prior to the MIM special meeting, and at the time and place of the MIM special meeting.

      Your vote is important. Whether or not you expect to attend the MIM special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing, dating and mailing the enclosed proxy card so that your shares may be represented and voted at the MIM special meeting. A self-addressed, postage prepaid envelope is enclosed for your convenience. You have the unconditional right to revoke your proxy at any time prior to its use at the MIM special meeting by following the procedures set forth in the accompanying joint proxy statement/prospectus. If your shares are held in street name through a broker, bank or other financial institution and you wish to vote on the proposals described in this joint proxy statement/prospectus, you must instruct your financial institution how to vote your shares with respect to the proposals.

      The MIM board of directors unanimously recommends that you vote to approve the issuance of MIM common stock in the merger, to adopt the amended and restated certificate of incorporation of MIM and to approve the amendment to the MIM 2001 Incentive Stock Plan as described in the accompanying joint proxy statement/prospectus.

By order of the Board of Directors,

Barry A. Posner
Executive Vice President,
Secretary and General Counsel

                    , 2005

[Chronimed Logo]

10900 Red Circle Drive

Minnetonka, Minnesota 55343

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                         , 2005

Dear Stockholders of Chronimed Inc.:

      We are pleased to invite you to attend a special meeting of the stockholders of Chronimed Inc., a Minnesota corporation, which will be held on                     , 2005 beginning at       a.m., Central Standard Time, at                                                             , for the following purposes:

•	To approve and adopt the Agreement and Plan of Merger, dated as of August 9, 2004, as amended on January 3, 2005, by and among MIM Corporation, Chronimed Acquisition Corp., a wholly owned subsidiary of MIM Corporation, and Chronimed, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, and to approve the merger contemplated by the merger agreement, pursuant to which Chronimed will become a wholly owned subsidiary of MIM Corporation and the stockholders of Chronimed will receive 1.12 shares of MIM common stock for each outstanding share of Chronimed common stock owned immediately prior to the effective time of the merger; and

•	To approve any motion to adjourn or postpone the Chronimed special meeting to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the foregoing proposal.

      Please refer to the accompanying joint proxy statement/prospectus for further information with respect to the business to be transacted at the Chronimed special meeting.

      The close of business on                     , 2005, referred to as the Chronimed record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Chronimed special meeting or any adjournments or postponements of the Chronimed special meeting. Chronimed stockholders will have one vote for each share of Chronimed common stock that they owned on the Chronimed record date. Only holders of record of Chronimed common stock at the close of business on the Chronimed record date are entitled to notice of, and to vote at, the Chronimed special meeting.

      On the Chronimed record date, there were a total of                      shares of Chronimed common stock entitled to vote at the Chronimed special meeting. The presence of the holders of a majority of the shares of Chronimed common stock outstanding on the Chronimed record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Chronimed special meeting.

      In order to complete the merger, the holders of a majority of the shares of Chronimed common stock outstanding on the Chronimed record date must vote to approve and adopt the merger agreement and to approve the merger. Approval of any proposal to adjourn or postpone the Chronimed special meeting, if necessary for the purpose of establishing a quorum or soliciting additional proxies, requires the affirmative vote by the holders of a majority of the shares of Chronimed common stock present in person or represented by proxy and entitled to vote at the Chronimed special meeting, whether or not a quorum is represented.

      Your vote is important. Whether or not you expect to attend the Chronimed special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing, dating and mailing the enclosed proxy card so that your shares may be represented and voted at the Chronimed special meeting. A self-addressed, postage prepaid envelope is enclosed for your convenience. You have the unconditional right to revoke your proxy at any time prior to its use at the Chronimed special meeting by following the procedures set forth in the accompanying joint proxy statement/prospectus. If your shares are held in street name through a broker, bank or other financial institution and you wish to vote on the proposals described in this joint proxy statement/prospectus, you must instruct your financial institution how to vote your shares with respect to the proposals.

      The Chronimed board of directors recommends that you vote to approve and adopt the merger agreement and to approve the merger as described in the accompanying joint proxy statement/prospectus.

By order of the Board of Directors

Kenneth S. Guenthner
General Counsel and Secretary

                    , 2005

THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES

ADDITIONAL INFORMATION

      This joint proxy statement/prospectus incorporates important business and financial information about MIM and Chronimed from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 121.

      You may obtain documents incorporated by reference into this joint proxy statement/prospectus, other than certain exhibits or schedules to those documents, without charge, by making a request in writing or by telephone from the appropriate company at the following addresses:

MIM Corporation 100 Clearbrook Road Elmsford, New York 10523 Attn: Investor Relations Telephone: (914) 460-1600	Chronimed Inc. 10900 Red Circle Drive Minnetonka, Minnesota 55343 Attn: Investor Relations Telephone: (952) 979-3600

      You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., the companies’ proxy solicitor, at the following address and telephone number:

[MacKenzie Partners LOGO]

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (collect)
(800) 322-2885 (toll-free)

      In order for you to receive timely delivery of the documents before the MIM or Chronimed special meetings, MIM, Chronimed or MacKenzie Partners, Inc. must receive your request no later than                     , 2005.

i

Annex A	Agreement and Plan of Merger and Amendment No. 1 to the Agreement and Plan of Merger
Annex B	Fairness Opinion of Lehman Brothers Inc.
Annex C	Fairness Opinion of Banc of America Securities LLC

SUMMARY

      This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all the information that is important to you. MIM and Chronimed urge you to read carefully the remainder of this joint proxy statement/prospectus in its entirety. Additional important information is also contained in the annexes and the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 121.

The Companies

MIM Corporation

100 Clearbrook Road

Elmsford, New York 10523
Telephone: (914) 460-1600

      MIM, a pharmaceutical healthcare organization, provides innovative pharmacy benefit management, specialty pharmaceutical management and distribution and other pharmacy-related healthcare solutions. MIM combines clinical management expertise, sophisticated data management and therapeutic fulfillment capabilities to serve the particular needs of our customers. MIM provides a broad array of pharmacy-related products and services to individual patients or enrollees receiving health benefits, principally through health insurers, including HMOs, indemnity plans and PPOs, managed care organizations, other insurance companies and, to a lesser extent, labor unions, self-funded employer groups, government agencies and other self-funded plan sponsors.

Chronimed Inc.

10900 Red Circle Drive

Minnetonka, Minnesota 55343
Telephone: (952) 979-3600

      Chronimed, a specialty pharmacy services provider, distributes prescription drugs, coordinates customer benefits and provides specialized therapy management services for people with certain health conditions, including HIV/ AIDS, organ transplants and other conditions treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. It distributes prescription drugs nationally through its Chronimed mail service and StatScript Pharmacy community based pharmacies. Chronimed’s patients typically have conditions that are generally not being served by traditional pharmacies, require high-cost, complex medications and have complex reimbursement characteristics.

The Merger

      A copy of the Agreement and Plan of Merger, dated as of August 9, 2004, referred to as the original merger agreement, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 3, 2005, referred to as the merger agreement amendment, are attached as Annex A to this joint proxy statement/prospectus. The original merger agreement and the merger agreement amendment are collectively referred to as the merger agreement. MIM and Chronimed encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Consideration to be Received in the Merger by Chronimed Stockholders

      Upon completion of the merger, each share of Chronimed common stock outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 1.12 shares of MIM common stock. MIM stockholders will not receive any new or additional shares of MIM common stock as a result of the merger.

      Chronimed stockholders will receive cash for any fractional shares that they would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fractional share interest to which each Chronimed stockholder would be entitled by the per share closing sale price of shares of MIM common stock as quoted on the Nasdaq National Market, referred to as Nasdaq, on the business day immediately prior to the effective time of the merger.

      Following the merger, holders of Chronimed’s outstanding common stock will own approximately 40% of the combined company and holders of MIM’s outstanding common stock will own approximately 60%.

U.S. Federal Income Tax Consequences of the Merger

      MIM and Chronimed have received opinions from their respective tax counsel, dated as of the effective date of this joint proxy statement/prospectus, that the merger will qualify as a “reorganization” for U.S. federal income tax purposes. Based upon the qualification as a reorganization, Chronimed stockholders generally will not recognize any gain or loss upon the exchange of shares of Chronimed common stock for shares of MIM common stock, except with respect to cash received for fractional shares of MIM common stock. The tax consequences to you will depend on the facts and circumstances of your own situation. We strongly urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

      For a more complete description of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 61.

Appraisal Rights

      MIM and Chronimed stockholders are not entitled to dissenters’ or appraisal rights in connection with the merger or the other proposals described in this joint proxy statement/prospectus.

Timing of the Merger

      MIM and Chronimed are working to complete the merger as quickly as practicable. Although MIM and Chronimed cannot predict the exact timing of completion of the merger, we expect that the merger will be completed in March 2005 promptly following receipt of the required stockholder approvals described in this joint proxy statement/prospectus.

Reasons for the Merger

MIM

      After careful consideration, the MIM board of directors approved the merger agreement and the merger. In reaching its decision, the MIM board of directors consulted with its management team and advisors and independently considered the proposed merger and the transactions contemplated by the merger agreement. For the factors considered by the MIM board of directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “The Merger — MIM Reasons for the Merger” beginning on page 27. The MIM board of directors recommends that MIM stockholders vote “FOR” the proposals to approve the issuance of MIM common stock in connection with the merger and to adopt the amended and restated certificate of incorporation of MIM at the MIM special meeting.

Chronimed

      After careful consideration, the Chronimed board of directors approved the merger agreement and the merger. In reaching its decision, the Chronimed board of directors consulted with its management team and advisors and independently considered the proposed merger and the transactions contemplated by the merger agreement. For the factors considered by the Chronimed board of directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “The Merger — Chronimed Reasons for the Merger” beginning on page 37. The Chronimed board of directors recommends that Chronimed stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger at the Chronimed special meeting.

Opinions of Financial Advisors

MIM

      On December 31, 2004, Lehman Brothers Inc., referred to as Lehman Brothers, delivered its oral opinion, which was subsequently confirmed in writing on January 3, 2005, to the MIM board of directors that as of such dates and, based upon and subject to the factors and assumptions stated in the opinion, the exchange ratio to be paid by MIM pursuant to the merger agreement was fair, from a financial point of view, to MIM. The MIM board of directors did not limit the investigations made or procedures followed by Lehman Brothers in rendering its opinion. The full text of Lehman Brothers’ written opinion, which includes a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion, is attached as Annex B. We urge you to read the opinion in its entirety. Lehman Brothers’ opinion was provided to the MIM board of directors in connection with its consideration of the proposed transaction. The Lehman Brothers opinion was not intended to be and does not constitute a recommendation to any stockholder of MIM or Chronimed as to how such stockholder should vote in connection with the proposed transaction. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion does not address, MIM’s underlying business decision to proceed with or effect the merger.

Chronimed

      On December 30, 2004, Banc of America Securities, LLC, referred to as Banc of America Securities, delivered its oral opinion, which was subsequently confirmed in writing, to the Chronimed board of directors that, as of that date and subject to the various assumptions and limitations stated in the opinion, the exchange ratio to be received by the Chronimed stockholders in the proposed merger was fair, from a financial point of view, to the Chronimed stockholders. The Chronimed board of directors did not limit the investigations made or procedures followed by Banc of America Securities in rendering its opinion. The full text of Banc of America Securities’ written opinion, dated December 30, 2004, to the Chronimed board of directors is attached as Annex C. We urge you to read this opinion carefully and in its entirety in connection with this joint proxy statement/prospectus. Banc of America Securities’ opinion was directed to the Chronimed board of directors. It does not constitute a recommendation as to how the stockholders of Chronimed or MIM should vote in connection with the proposed transaction. The opinion addresses only the fairness from a financial point of view to the Chronimed stockholders of the exchange ratio proposed to be received by such stockholders in the proposed merger. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of the Chronimed board of directors to proceed with or effect the merger or any other aspect of the merger.

Reasons for Amendment to the MIM Certificate of Incorporation

      MIM is proposing to change its name to BioScrip, Inc. in connection with the merger so that the combined company can improve the brand recognition of its products and services through the creation of a single brand name. MIM is proposing to increase the number of authorized shares of MIM common stock to provide sufficient shares for issuance in the merger and for reservation against the number of shares that may be issued under currently outstanding options that are being assumed in the merger. In addition, the proposed increase in the number of authorized shares will provide greater flexibility in the capital structure of the combined company following the merger.

Treatment of Chronimed Stock Options

      The Chronimed stock option plans provide that each option to purchase Chronimed common stock outstanding immediately before the completion of the merger will be accelerated and become fully vested. These options, and the Chronimed option plans relating to them, will be assumed by MIM upon the same terms and conditions that were applicable to the options immediately prior to the effective time of the merger, except that the number of shares of MIM common stock purchasable upon exercise of the options, and the exercise price of the options, will be adjusted to reflect the exchange ratio. After the merger, MIM will send instructions to the Chronimed option holders explaining how to exercise their options for shares of MIM common stock.

Management of the Combined Company

      After the merger, Richard H. Friedman, Chairman and Chief Executive Officer of MIM, will serve as Chairman of the Board of Directors of the combined company, and Henry F. Blissenbach, Chairman and Chief Executive Officer of Chronimed, will serve as Chief Executive Officer and President of the combined company.

      The combined company’s board of directors will consist of ten directors, five of whom were designated by MIM, four of whom were designated by Chronimed, and one of whom is a new director designated by MIM, in consultation with Chronimed. The directors are expected to be Mr. Friedman, Mr. Blissenbach, Richard A. Cirillo, Charlotte W. Collins, Louis T. DiFazio, Myron Z. Holubiak, David R. Hubers, Martin “Michael” Kooper, Richard L. Robbins and Stuart A. Samuels.

      Members of senior management of the combined company are expected to be Alfred Carfora, Russel J. Corvese, Colleen M. Haberman, Kristen Johnson, Gregory H. Keane, Alden F. Pettengill, Barry A. Posner, Brian J. Reagan, Thomas A. Staloch and Anthony J. Zappa.

      For a discussion of management of the combined company, including expected directors and senior management, see the section entitled “The Merger — Operations and Management Following the Merger” beginning on page 51.

Interests of Chronimed Directors and Officers in the Merger

      In considering the recommendations of the MIM and Chronimed boards of directors with respect to the merger, you should be aware that certain members of the Chronimed board of directors and certain Chronimed executive officers have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of Chronimed stockholders generally. The MIM and Chronimed boards of directors were aware of these interests and considered them among other matters in making their respective recommendations. For a discussion of these interests, see the section entitled “The Merger — Interests of Chronimed Directors and Officers” beginning on page 47.

Risks Associated with the Merger

      While the merger is pending and whether or not the merger is completed, stockholders of MIM and Chronimed will be subject to a number of risks. For a discussion of risks relating to the merger, see the section entitled “Risk Factors” beginning on page 13.

Conditions to Completion of the Merger

      MIM and Chronimed are required to complete the merger only if specific conditions in the merger agreement are satisfied or waived, including:

•	receipt of required approvals from MIM’s and Chronimed’s stockholders;

•	absence of any law, regulation or order making the merger illegal or otherwise prohibiting the merger;

•	receipt of opinions by MIM and Chronimed from their respective tax counsel that the merger will qualify as a “reorganization” for federal income tax purposes;

•	accuracy of each party’s respective representations and warranties in the merger agreement;

•	material compliance by each party with its covenants in the merger agreement; and

•	absence of a material adverse effect on MIM or Chronimed from August 9, 2004 to completion of the merger.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to completion of the merger by the mutual consent of MIM and Chronimed. Under certain circumstances specified in the merger agreement, either MIM or Chronimed may terminate the merger agreement if:

•	the merger is not completed by April 30, 2005;

•	any court or other governmental authority has issued a final, non-appealable order or ruling or has taken any other final action permanently restraining or otherwise prohibiting the merger;

•	the required approvals of the MIM stockholders or Chronimed stockholders have not been obtained;

•	the other party has materially breached its representations, warranties or covenants in the merger agreement and has not cured such breach; or

•	the board of directors of the other party has withdrawn or adversely modified its recommendation of the merger agreement or the merger, has recommended to its stockholders an acquisition proposal other than the merger or has violated or breached any of its “no solicitation” obligations.

Termination Fees

      The merger agreement provides that, under specified circumstances, MIM or Chronimed may be required to pay a termination fee equal to $4 million. See the section entitled “The Merger Agreement — Termination Fees” beginning on page 73 for a discussion of the circumstances under which expenses and termination fees will be required to be paid.

Comparison of Stockholder Rights

      Currently, Chronimed stockholder rights are governed by Minnesota law and Chronimed’s articles of incorporation and bylaws. After the merger, Chronimed stockholders will become MIM stockholders, and therefore their rights will be governed by Delaware law and MIM’s certificate of incorporation and bylaws. For a summary of certain differences between the rights of Chronimed stockholders and the rights of MIM stockholders, see the section entitled “Comparison of Rights of MIM and Chronimed Stockholders” beginning on page 108.

Stock Certificates

      Chronimed stockholders should not send in their Chronimed stock certificates now. After the merger is completed, MIM’s exchange agent will send written instructions explaining what must be done to exchange Chronimed stock certificates for stock certificates of the combined company. MIM stockholders are not required to take any action with respect to their stock certificates in connection with the merger or the name change of MIM to BioScrip, Inc.

Amendment to the MIM Stock Plan

      As of                     , 2005, MIM had                      shares of MIM common stock available for grants under the MIM 2001 Incentive Stock Plan, referred to as the MIM stock plan. In connection with the merger, MIM will assume outstanding Chronimed stock options, and the Chronimed option plans relating to them, which, as of                     , 2005 after giving effect to such assumption, will represent the right, to acquire 2,653,348 shares of MIM common stock. No further grants will be made under the assumed Chronimed option plans. The proposed amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the MIM stock plan by 2 million shares is intended to provide MIM with greater flexibility to make future grants under the MIM stock plan in order (1) to attract and retain eligible MIM employees, (2) to provide an incentive to eligible employees to work to increase the value of MIM common stock and (3) to provide eligible employees with a stake in the future of MIM that corresponds to the stake of each of the MIM stockholders. The MIM board of directors unanimously recommends that MIM stockholders vote “FOR” the proposal to approve the amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares.

COMPARATIVE PER SHARE INFORMATION (UNAUDITED)

      The following table shows per share data regarding earnings from continuing operations and book value per share for MIM and Chronimed on a historical, pro forma combined and pro forma equivalent basis. The pro forma book value per share information was computed as if the merger had been completed on September 30, 2004. The pro forma earnings from continuing operations information was computed as if the merger had been completed on January 1, 2003. The Chronimed pro forma equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 1.12 to 1.0. This information shows how each share of Chronimed common stock would have participated in MIM’s earnings from continuing operations and book value per share if the merger had been completed on the relevant dates. These amounts do not necessarily reflect future per share amounts of earnings from continuing operations and book value per share of MIM. Neither MIM nor Chronimed has ever paid any dividends on its common stock.

      The following unaudited comparative per share data is derived from the historical consolidated financial statements of MIM and the historical consolidated financial statements of Chronimed. The information below should be read in conjunction with the financial statements and accompanying notes of MIM and Chronimed, which are incorporated by reference into this joint proxy statement/prospectus. We urge you to also read the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 101.

	As of and for the	As of and For the
	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

MIM — Historical:
Book value per share	$5.13	$4.85
Earnings per share from continuing operations:
Basic	$0.26	$0.41
Diluted	$0.26	$0.40
Chronimed — Historical(1):
Book value per share	$7.47	$7.08
Earnings per share from continuing operations:
Basic	$0.37	$0.48
Diluted	$0.36	$0.47
MIM Pro Forma Consolidated:
Book value per share	$5.98	$5.86
Earnings per share from continuing operations:
Basic	$0.27	$0.39
Diluted	$0.27	$0.38
Chronimed Pro Forma — Equivalent(1)(2):
Book value per share	$6.70	$6.56
Earnings per share from continuing operations:
Basic	$0.31	$0.44
Diluted	$0.30	$0.43

(1)	Chronimed amounts have been aligned with MIM’s December 31 fiscal year.

(2)	Chronimed pro forma amounts represent the amount of the company’s pro forma book value and earnings per share from continuing operations attributable to shares of Chronimed common stock based on the exchange ratio.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Stock Prices

      The table below presents the last quoted sales price of MIM common stock, as quoted on Nasdaq under the symbol “MIMS,” the last quoted sales price of Chronimed common stock, as quoted on Nasdaq under the symbol “CHMD,” and the market value of a share of Chronimed common stock on an equivalent per share basis. These prices are presented on three dates:

•	August 6, 2004, the last trading day before the public announcement of the signing of the original merger agreement;

•	January 3, 2005, the last trading day before the public announcement of the signing of the merger agreement amendment; and

•	, 2005, the latest practicable date before the date of this joint proxy statement/prospectus.

	MIM		Chronimed		Equivalent Per
	Common Stock		Common Stock		Share Data

August 6, 2004	$7.27		$7.78		$7.45	(1)
January 3, 2005	$6.41		$6.60		$7.18	(2)
, 2005	$ [	]	$ [	]	$ [	](2)

(1)	The equivalent per share data for Chronimed common stock has been determined by multiplying the last reported sale price of a share of MIM common stock on the date shown by the original exchange ratio of 1.025.

(2)	The equivalent per share data for Chronimed common stock has been determined by multiplying the last reported sale price of a share of MIM common stock on each of the dates by the exchange ratio of 1.12.

Dividends

      Neither MIM nor Chronimed has ever paid any cash dividends on its common stock and neither intends to do so in the foreseeable future.

SELECTED HISTORICAL FINANCIAL DATA OF MIM

      The following table sets forth selected historical financial data for MIM. The following data at and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from MIM’s audited consolidated financial statements. The statement of operations data for the nine months ended September 30, 2004 and 2003, and the balance sheet data as of September 30, 2004 and 2003, have been derived from MIM’s unaudited condensed consolidated financial statements. In the opinion of MIM’s management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with MIM’s audited and unaudited consolidated financial statements and the notes related to such financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The information set forth below is not necessarily indicative of the results of future operations.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share amounts)
Statement of Operations Data:
Revenues(1)(7)(8)	$463,676	$453,026	$588,770	$576,596	$456,646	$338,171	$350,693
Special charges and TennCare reserve(2)	—	—	—	(851)	(2,476)	—	6,029
Net income (loss)(3)(4)(9)(10)	5,848	8,171	9,130	18,685	14,202	(1,823)	(3,785)
Net income (loss) per basic share	0.26	0.37	0.41	0.83	0.67	(0.09)	(0.20)
Net income (loss) per diluted share(5)	0.26	0.36	0.40	0.79	0.64	(0.09)	(0.20)
Weighted average shares outstanding used in computing basic income per share	22,225	22,181	22,164	22,616	21,273	19,930	18,660
Weighted average shares outstanding used in computing diluted income per share(5)	22,734	22,647	22,640	23,563	22,289	19,930	18,660
Balance Sheet Data:
Cash and cash equivalents	$3,264	$2,800	$9,428	$5,751	$12,487	$1,290	$15,306
Investment securities	—	—	—	—	—	—	5,033
Working (deficit) capital	16,826	13,077	20,283	5,101	9,307	(11,184)	8,995
Total assets	179,415	163,739	171,191	182,231	139,819	120,401	115,683
Capital lease obligations, net of current portion	—	137	35	430	1,031	1,621	718
Long-term debt, net of current portion(6)	—	—	—	—	—	—	2,279
Stockholders’ equity	114,327	98,481	107,202	94,208	60,296	39,505	35,187

(1)	Beginning in 2001, as required by EITF No. 02-16, MIM adopted a new method of recording rebates received from manufacturers as a reduction of cost of revenue and rebates shared with plan sponsors as a reduction of revenue. Prior to 2001, MIM recorded the difference between rebates billed and the rebates shared with customers as a reduction of cost of revenue. For comparative purposes, the years 2000 and 1999 have been reclassified to give effect to this change.

(2)	In 1999, MIM recorded $6,029 of TennCare reserve adjustments for estimated losses on contract receivables relating to Tennessee Health Partnership, referred to as THP, Preferred Health Plans and Xantus Health Plans of Tennessee, Inc., referred to as Xantus, as further described in Note 11 of the Notes to Consolidated Financial Statements included in MIM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. During 2001, MIM recorded a reserve adjustment credit of $980 to reflect a favorable settlement with THP relative to the amount initially reserved in 1999. In the third quarter of 2001 and the first quarter of 2002, MIM recorded TennCare reserve adjustments of $1,496 and $851, respectively, as a result of the collection of receivables from Xantus, which were previously reserved in 1999. There were no changes in 2003 and the reserve remained $357.

(3)	Net income (loss) includes legal expenses advanced for the defense of two former officers for the years 2000 and 1999, in the amounts of $2,700 and $1,400, respectively.

(4)	In the fourth quarter of 2000, MIM recorded a provision for loss of $2,300 on its investment in Wang Healthcare Information Systems.

(5)	The net loss per common share for the years 2000 and 1999 excludes the effect of common stock equivalents, as their inclusion would be antidilutive.

(6)	This amount represents long-term debt assumed by MIM in connection with its acquisition of Continental Managed Pharmacy Services, Inc. and its subsidiaries.

(7)	Revenue includes TennCare revenue of $67,817, $140,190, $141,903, $130,388 and $174,797, respectively, for the years ended 2003, 2002, 2001, 2000 and 1999. Revenue also includes Synagis revenue of $13,739, $14,644, $3,685 and $631 for the years ended December 31, 2003, 2002, 2001 and 2000, respectively. Both of these revenue sources ended in 2003.

(8)	Revenue includes Value Behavioral Health of Texas, Inc. revenue of $16,194, $15,390, $20,839, $18,345, $17,689, $10,752 and $3,231 for the periods ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(9)	Net income for the nine months ended September 30, 2003 includes a restructuring charge of $1,590. Net income for the year ended December 31, 2003 includes a restructuring charge of $1,506 and a $950 charge related to a settlement with the founder, E. David Corvese.

(10)	The effective tax rates were as follows:

2003	2002	2001	2000	1999

40%	20%	6.2%	0%	0%

SELECTED HISTORICAL FINANCIAL DATA OF CHRONIMED

      The following table sets forth selected historical financial data for Chronimed. The following data at and for each of the five full fiscal years ended July 2, 2004 have been derived from Chronimed’s audited consolidated financial statements. The statement of operations data for the three months ended October 1, 2004 and September 26, 2003, and the balance sheet data as of October 1, 2004 and September 26, 2003, have been derived from Chronimed’s unaudited consolidated financial statements. In the opinion of Chronimed’s management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with Chronimed’s consolidated financial statements and the notes related to such financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The information set forth below is not necessarily indicative of the results of future operations.

	Three Months Ended		Fiscal Years Ended

	Oct. 1,	Sept. 26,	July 2,	June 27,	June 28,	June 29,	June 30,
Financial Results	2004(1)	2003	2004(2)	2003	2002(3)	2001(4)	2000(5)

	(In thousands, except per share data)
Revenue(6)	$142,625	$128,602	$559,964	$435,713	$397,437	$297,925	$222,497
Gross profit	15,607	15,175	62,929	53,122	47,732	35,693	36,891
Selling, general and administrative expense	(12,972)	(12,025)	(49,007)	(42,191)	(42,370)	(34,327)	(33,352)
Bad debt expense	(1,041)	(934)	(3,961)	(3,204)	(3,504)	(7,140)	(7,154)
Income (loss) from continuing operations	1,594	2,216	9,961	7,727	1,858	(5,774)	(9,115)
Interest income (expense), net	44	51	228	311	104	568	(191)
Other income (loss)	251	—	150	—	3,906	(1,837)	—
Income tax (expense) benefit	(737)	(264)	(3,328)	(3,053)	(2,131)	2,585	3,398
Net income (loss) from continuing operations	1,152	2,003	7,011	4,985	3,737	(4,458)	(5,908)
Income from discontinued operations, net of tax	—	—	—	—	—	15,235	1,840

Net income (loss)	$1,152	$2,003	$7,011	$4,985	$3,737	$10,777	$(4,068)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.09	$0.15	$0.54	$0.40	$0.30	$(0.37)	$(0.49)
Income from discontinued operations	—	—	—	—	—	1.25	0.15

Net income (loss) per share	$0.09	$0.15	$0.54	$0.40	$0.30	$0.88	$(0.34)

Weighted average shares outstanding — diluted	12,982	13,096	13,000	12,512	12,342	12,206	12,116
Financial Position (in thousands)
Working capital	$58,601	$54,235	$56,980	$51,685	$43,850	$36,982	$36,393
Total assets	117,213	109,018	114,554	110,000	99,495	98,993	78,430
Stockholders’ equity	95,769	87,953	94,611	85,513	79,401	75,502	63,057

(1)	Fiscal first quarter ended October 1, 2004 includes $896 of merger related expenses.

(2)	Fiscal 2004 results include the following:

•	A $597 income tax benefit resulting from a reduction in income tax liabilities associated with prior tax years audited and closed in the fiscal year.

•	An additional week of revenue and expenses compared to the other fiscal years. See Note 1 of the Notes to Chronimed’s Consolidated Financial Statements on Form 10-K for the fiscal year ended July 2, 2004.

(3)	Fiscal 2002 results include the following charges and gain:

•	Pre-tax charges of $3,524 related to the StatScript retail business for the costs of transferring the Kansas City retail headquarters to Minneapolis, store closing costs and costs associated with the fiscal 2001 financial restatement.

•	A $3,797 pre-tax gain on the June 2002 collection of a previously reserved note receivable from the buyer of Home Service Medical, included in Other Income.

(4)	Fiscal 2001 results include the following gain and loss:

•	A $13,769 after tax gain on the sale of MEDgenesis, Inc. in January 2001, included in discontinued operations.

•	A loss on the sale of available for sale securities of $1,829 (pre-tax).

(5)	Fiscal 2000 results include the following charges (pre-tax) to operating expense:

•	Write-down of $5,500 investment in Clinical Partners, an HIV case management business.

•	Expenses of $931 related to the retention of an investment banker in the review of corporate strategic alternatives.

•	Charges of $530 relating to the contemplated spin off of MEDgenesis, Inc.

(6)	Revenue includes Aetna Inc. revenue of $29,951, $28,292, $111,754, $105,905, $103,354, $100,020 and $58,430 for the periods ended October 1, 2004 and September 26, 2003 and for the 2004, 2003, 2002, 2001 and 2000 fiscal years, respectively.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

      The following summary unaudited pro forma condensed consolidated financial information is designed to provide stockholders with information showing how MIM’s acquisition of Chronimed might have affected historical financial statements if the acquisition had been consummated at an earlier time. The following summary unaudited pro forma condensed consolidated financial information was prepared based on the historical financial results reported by MIM and Chronimed in their filings with the SEC. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 101 and the MIM and Chronimed audited and unaudited financial statements incorporated by reference into this joint proxy statement/prospectus.

      The pro forma balance sheets assume that the merger took place on September 30, 2004 and combine MIM’s September 30, 2004 unaudited consolidated balance sheet with Chronimed’s October 1, 2004 unaudited consolidated balance sheet. The unaudited pro forma statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 give effect to the merger as if it occurred on January 1, 2003. Because MIM and Chronimed have two different fiscal years, and the combined company will adopt the fiscal year of MIM, pro forma operating results are presented on a December 31 fiscal year basis.

      The summary unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. In particular, the pro forma condensed consolidated financial statements include revenues MIM received under a contract with TennCare and Value Behavioral Health of Texas, Inc., referred to as Value Options, and revenues Chronimed received under a contract with Aetna Inc., referred to as Aetna. In September 2004, MIM received a notice of termination of its contract with Value Options, and Aetna gave notice in November 2004 that it is exercising its right of termination of that contract, effective February 28, 2005.

	MIM and Chronimed Pro Forma

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

	(In thousands, except for per share amounts)
Statement of Operations Data:
Net revenue	$906,016	$1,075,553
Income from continuing operations	9,997	14,245
Average number of shares of common stock outstanding:
Basic	36,427	36,366
Diluted	37,179	37,085
Earnings per share:
Basic	$0.27	$0.39
Diluted	0.27	0.38
Balance Sheet Data:
Cash, cash equivalents and short term investments	$15,473
Working capital	71,222
Total assets	305,715
Long-term debt (net of current portion)	—
Total stockholders’ equity	219,352

RISK FACTORS

      MIM’s, Chronimed’s and the combined company’s businesses will be subject to risks. In addition to the risks described below, MIM, Chronimed and the combined company will continue to be subject to the risks described in the documents that MIM and Chronimed have filed with the SEC that are incorporated by reference into this joint proxy statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this joint proxy statement/prospectus actually occurs, the respective businesses, financial results or stock prices of MIM, Chronimed or the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 121 for the location of information incorporated by reference into this joint proxy statement/prospectus.

The exchange ratio is fixed and will not be adjusted in the event of any change in either MIM’s or Chronimed’s stock price.

      Under the merger agreement, Chronimed stockholders will receive, upon completion of the merger, 1.12 shares of MIM common stock for each share of Chronimed common stock. The 1.12 to 1.0 exchange ratio was fixed when the merger agreement was amended on January 3, 2005 and will not be adjusted due to any increases or decreases in the price of shares of MIM or Chronimed common stock prior to completion of the merger. See the section entitled “The Merger — Fixed Exchange Ratio” beginning on page 59 for a discussion of the fixed exchange ratio.

      The closing price of MIM common stock on Nasdaq on January 3, 2005 was $6.41 per share. From August 9, 2004, the date the original merger agreement was signed, through the date of this joint proxy statement/prospectus, the trading price of MIM common stock ranged from a high of $           per share to a low of $           per share.

      The market price of MIM common stock at the time of completion of the merger may vary significantly from the price on January 3, 2005 or from the price on either the dates of the MIM special meeting and the Chronimed special meeting or the effective time of the merger. These variations may be caused by a variety of factors, including:

•	changes in the business, operations and prospects of MIM or Chronimed;

•	changes in market assessments of the business, operations and prospects of the combined company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approval of the merger;

•	interest rates, general market and economic conditions and other factors generally affecting the price of MIM common stock and Chronimed common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which MIM and Chronimed operate.

      If the price of MIM common stock declines relative to the price of Chronimed common stock between the date the merger agreement amendment was signed or the date of the Chronimed special meeting and the effective time of the merger, including for any of the reasons described above, Chronimed stockholders will receive less value for their shares upon completion of the merger than they would have received based on the value calculated pursuant to the exchange ratio on the date the merger agreement amendment was signed or on the date of the Chronimed special meeting and the effective time of the merger.

      If the price of MIM common stock increases relative to the price of Chronimed common stock between the date the merger agreement amendment was signed or the date of the MIM special meeting and the effective time of the merger, including for any of the reasons described above, MIM will pay more for shares of Chronimed common stock than the value calculated pursuant to the exchange ratio on the date the merger agreement amendment was signed or on the date of the MIM special meeting and the effective time of the merger.

If the merger is completed, the combined company may be unable to integrate successfully the businesses of MIM and Chronimed and realize the anticipated benefits of the merger.

      The merger involves the combination of two companies that currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating its business practices and operations. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability of the combined company to achieve the cost savings and operating synergies anticipated in the merger, including synergies relating to increased purchasing efficiencies and a reduction in costs associated with the merger, which would prevent the combined company from achieving the positive earnings gains expected from the merger;

•	complexities associated with managing the business from different locations, including having the chief executive officer and president and other senior management located in Minneapolis, Minnesota and some senior management located at other locations;

•	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations where management may determine consolidation is desirable; and

•	integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality customer service.

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and financial results of the combined company after the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of such integration plans may not be realized. See the sections entitled “The Merger — Operations and Management Following the Merger” beginning on page 51, “The Merger — MIM Reasons for the Merger” beginning on page 27 and “The Merger — Chronimed Reasons for the Merger” beginning on page 37 for additional discussion of the anticipated benefits of the merger.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of MIM and Chronimed.

      Although MIM and Chronimed have agreed to use their reasonable efforts to obtain stockholder approval of the proposals relating to the merger, there is no assurance that these proposals will be approved. On August 9, 2004, the day the merger was publicly announced, share prices for both MIM common stock and Chronimed common stock dropped by more than 15%; that decline may evidence stockholder dissatisfaction with the terms of the merger.

      If the merger is not completed:

•	the ongoing businesses of MIM or Chronimed may be adversely affected;

•	MIM and Chronimed may be required, under certain circumstances, to pay the other party a termination fee of $4 million; and

•	in the case of MIM, certain costs incurred relating to the merger, such as legal, accounting, financial advisor and printing fees, would have to be expensed rather than capitalized for accounting purposes.

If the merger is completed and the combined company is unable to manage its growth profitably, its business, financial results and stock price could suffer.

      The combined company’s future financial results will depend in part on its ability to profitably manage its growth on a combined basis. Management will need to maintain existing customers and attract new customers, recruit, train, retain and effectively manage employees, as well as expand operations, customer support and financial control systems. If the combined company is unable to manage its growth profitably, its business, financial results and stock price could suffer.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of MIM and Chronimed, which could have an adverse effect on their respective businesses, financial results and stock prices.

      Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of MIM and Chronimed. Specifically:

•	current and prospective MIM and Chronimed employees may experience uncertainty about their future roles with the combined company, which might adversely affect MIM’s and Chronimed’s ability to retain employees;

•	current or potential MIM or Chronimed customers may delay or modify decisions regarding new programs or changes in pharmacy benefit management services, products or providers; and

•	managements’ focus has been principally on the merger instead of on the core businesses of the respective companies and other opportunities that could have been beneficial to the respective companies.

      These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on the business, financial results or stock prices of MIM or Chronimed if the merger is not completed or on the combined company if the merger is completed after significant delay.

Chronimed, its board of directors and MIM are defendants in a lawsuit challenging the merger that could delay or prevent completion of the merger, and Chronimed and MIM (or the combined company if the merger is completed) may incur substantial costs in defending the litigation, all of which could adversely affect the respective businesses, financial results or stock prices of Chronimed, MIM and the combined company.

      On August 16, 2004, Robert Unger filed a lawsuit in Hennepin County District Court in Minneapolis, Minnesota against Chronimed and its board of directors seeking to, among other things, certify the lawsuit as a class action on behalf of a class of Chronimed stockholders, enjoin the consummation of the merger and rescind the merger, to the extent already implemented. On December 10, 2004, an amended complaint was served and filed that added The Abernathy Group, Growth Trust as a plaintiff and MIM as a defendant. Chronimed and the Chronimed board of directors filed motions to dismiss on January 10, 2005. MIM has not yet responded to the amended complaint. Discovery requests have been served on Chronimed, the individual defendants and third parties, including the financial advisors to MIM and Chronimed. Chronimed and the individual defendants responded to the discovery requests in December 2004. There is no assurance that this litigation will be resolved in a manner favorable to Chronimed, the Chronimed board of directors and MIM or that such litigation will not delay or prevent completion of the merger.

      A delay in the merger as a result of the litigation may cause the attention of management of Chronimed and MIM to be focused on the litigation and the delayed merger rather than on their respective businesses and operations, which could have an adverse affect on the business, financial results and stock price of Chronimed and MIM and ultimately, the combined company if the merger is completed. A failure to complete the merger as a result of the litigation could disrupt the operations of Chronimed and MIM and cause their respective ongoing and future business to suffer. In addition,

Chronimed and MIM will have incurred costs associated with the merger without realizing the benefits of having the merger completed. For a more complete discussion of the possible adverse affects of not completing the merger, see the risk factor entitled “— Failure to complete the merger could negatively impact the stock prices and the future business and financial results of MIM and Chronimed” beginning on page 14.

      Chronimed and MIM may incur substantial costs in defending against the litigation that could have an adverse effect on the business and financial results of Chronimed and MIM if the merger is not completed and on the business and financial results of the combined company if the merger is completed. For a description of the legal proceeding, see the section entitled “The Merger — Certain Litigation” beginning on page 60.

Chronimed directors and executive officers have interests that are different from, or in addition to, interests of Chronimed stockholders generally.

      When considering the recommendation of the Chronimed board of directors to approve the merger, Chronimed stockholders should be aware that members of the board of directors and the executive officers of Chronimed have interests in the transactions contemplated by the merger agreement that are different from, or in addition to, interests of Chronimed stockholders generally. These interests include:

•	Mr. Blissenbach’s employment after the merger as the Chief Executive Officer and President of the combined company.

•	Severance compensation and other benefits under employment agreements and change of control severance agreements that may be triggered in connection with the merger. If the employment of all of Chronimed’s executive officers under those agreements (other than Mr. Blissenbach, whose arrangements are described in the section entitled “The Merger — Interests of Chronimed Directors and Officers” beginning on page 47) is terminated within one year after the merger under circumstances entitling the executive officers to severance compensation under their respective agreements, the aggregate amount of cash severance that would be payable to them would be approximately $1.5 million.

•	The accelerated vesting and exercisability of Chronimed stock options issued and outstanding under Chronimed’s equity compensation plans. At August 6, 2004, the date that the original merger agreement was approved by the Chronimed board of directors, Chronimed’s directors and executive officers held stock options exercisable for approximately 699,000 shares of Chronimed common stock, which will vest and become fully exercisable as a result of the merger. All of these Chronimed stock options will be exchanged for fully vested and exercisable MIM stock options.

•	As of the Chronimed record date, Chronimed directors and executive officers beneficially owned approximately shares of Chronimed common stock (excluding stock options to purchase shares of Chronimed common stock), which represents approximately % of the outstanding shares of Chronimed common stock entitled to vote at the Chronimed special meeting.

      As a result, Chronimed’s directors and executive officers may be more likely to vote to approve and adopt the merger agreement and approve the merger than if they did not have such interests. For a more detailed description of these interests, see the section entitled “The Merger — Interests of Chronimed Directors and Officers in the Merger” beginning on page 47.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this joint proxy statement/prospectus and the documents that are made part of this joint proxy statement/prospectus by reference to other documents filed with the SEC. These forward-looking statements relate to MIM’s or Chronimed’s outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies or expectations, or the impact of legal, regulatory or supervisory matters on MIM’s or Chronimed’s business operations or performance. Specifically, forward looking statements may include:

•	statements relating to the benefits of the merger, including anticipated synergies, cost savings and accretion to reported earnings estimated to result from the merger;

•	statements relating to future business prospects, revenue and income of MIM, Chronimed and the combined company;

•	statements relating to revenues of the combined company after the merger;

•	statements relating to the restructuring charges estimated to be incurred in connection with the merger; and

•	statements preceded by, followed by or that include the words “estimates,” “plans,” “projects,” “intends,” “expects,” “anticipates,” “believes,” “seeks,” “estimates” or similar expressions.

      These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements, due primarily to the following factors:

•	expected cost savings from the merger may not be fully realized within the expected time frame;

•	revenues following the merger may be lower than expected;

•	competitive pressures among pharmaceutical healthcare companies may increase significantly;

•	costs or difficulties related to the integration of the businesses of MIM and Chronimed may be greater than expected; and

•	changes in the pharmaceutical healthcare environment may substantially reduce profit margins.

      You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither MIM nor Chronimed undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

      Additional factors that could cause actual results to differ materially from those expressed in the forward looking statements are discussed in reports filed with the SEC by MIM and Chronimed. See the section entitled “Where You Can Find More Information” beginning on page 121 for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE MERGER

      The following discussion contains material information pertaining to the merger. We urge you to read the merger agreement and the opinions of MIM’s and Chronimed’s financial advisors attached to this joint proxy statement/prospectus as Annexes A, B and C.

Background of the Merger

      As participants in the specialty pharmaceutical distribution and management healthcare business, MIM and Chronimed are generally familiar with each other’s businesses. Members of management of MIM and Chronimed have met from time to time at industry conferences and similar events. Over the course of these meetings, Mr. Friedman and Mr. Blissenbach at times discussed their respective business philosophies and the state of the specialty pharmaceutical industry generally.

      In the summer of 2003, Mr. Friedman and Mr. Blissenbach met at an industry conference. They briefly discussed the possibility of MIM and Chronimed engaging in a strategic transaction. Mr. Friedman and Mr. Blissenbach noted that the industry was consolidating, primarily because of the need for greater scale. These discussions, however, did not move beyond a very preliminary stage.

      On June 17, 2003, the Chronimed board of directors and members of Chronimed’s management held a strategic planning meeting. At this meeting, Chronimed’s management presented an overview of Chronimed’s current business opportunities, risks to the business and business strategy for the future. During this meeting, Chronimed’s management emphasized the importance of revenue growth and, because of reimbursement pressures, overall business scale as a key competitive asset and an important aspect of profitability. In addition, management presented the importance of acquisitions as a strategy to achieve this growth and scale. Throughout the fall of 2003, Chronimed continued to seek acquisition opportunities to strengthen its market position.

      In November 2003, Mr. Friedman and Mr. Blissenbach spoke to each other again at an industry conference. After the conference, on November 19, 2003, Mr. Reagan, Vice President of Corporate Development of Chronimed, telephoned Mr. Friedman. Mr. Reagan stated that Chronimed was still interested in the possibility of a strategic transaction with MIM and arranged for a meeting between the chief executive officers of MIM and Chronimed.

      Also in November 2003, Chronimed received an inquiry from a third party about a possible acquisition of Chronimed. In early December 2003, Chronimed signed a confidentiality agreement with the third party, and preliminary discussions between members of Chronimed’s management and representatives of the third party occurred in December 2003. On December 26, 2003, Mr. Blissenbach made a presentation to the Chronimed board of directors regarding the third party’s inquiry and strategic initiatives to grow Chronimed’s business. His presentation included case studies regarding possible acquisitions by Chronimed or a strategic merger of Chronimed with an organization such as MIM. The Chronimed board of directors authorized Chronimed to engage in limited due diligence with the third party.

      On December 4, 2003, Mr. Friedman and Mr. Blissenbach met in New York City. Mr. Reagan also attended that meeting. During the meeting, Mr. Friedman and Mr. Blissenbach spoke about the state of the industry and of a potential strategic transaction. Nothing came from that preliminary discussion.

      On December 19, 2003, Mr. Friedman met with the chief executive officer of a potential strategic acquiror of MIM. The chief executive officer expressed his company’s interest in acquiring MIM. He followed this meeting with occasional telephone calls to Mr. Friedman to say that his company was still interested in acquiring MIM. These contacts were brief and preliminary in nature, and no substantive agreement, either preliminary or definitive, came from these discussions.

      On January 12, 2004, Chronimed retained Banc of America Securities to serve as Chronimed’s financial advisor with respect to the evaluation of various strategic opportunities, including the possible transaction with the third party.

      On February 2, 2004, Banc of America Securities and Chronimed’s management presented to the Chronimed board of directors an analysis of various strategic alternatives for Chronimed to consider to grow its business, including the possible transaction with the third party. At that presentation, Banc of America Securities identified several companies, including MIM, as possible parties for a strategic alliance with Chronimed. After analyzing the information presented at the meeting, the Chronimed board of directors concluded that the proposed transaction with the third party was not in the best interests of Chronimed and its stockholders and decided against pursuing the transaction. The Chronimed board of directors reached its decision primarily because the proposed purchase price did not include a material premium and the third party was unwilling to increase its proposed purchase price. In addition, the Chronimed board of directors believed that other alternatives, including organic growth and strategic transactions, would prove more beneficial to Chronimed and its stockholders.

      MIM has recognized that increased operating leverage and local distribution on a national level are becoming increasingly important factors for specialty pharmacy companies. Consequently, MIM has continuously evaluated strategic opportunities in an effort to enhance shareholder value. MIM reviews opportunities that could increase its national coverage, broaden its range of disease state therapies, offer more comprehensive physician and patient services and enhance clinical strength, both organically and through acquisitions. Accordingly, in early March 2004, Mr. Friedman spoke with Lehman Brothers about the possibility of assisting MIM in analyzing opportunities to achieve its growth objectives, including increasing market capabilities and capitalizing on industry trends, and evaluating strategic transactions that could enhance stockholder value, including a possible sale of MIM.

      On March 19, 2004, Chronimed met with representatives of a healthcare insurance company that indicated its possible interest in acquiring Chronimed. The insurance company’s representatives made another visit to Chronimed on May  17, 2004 to discuss, among other things, its possible acquisition of Chronimed. An offer to acquire Chronimed was never formalized, and discussions between the two companies never advanced beyond preliminary discussions. On August 2, 2004, the insurance company announced its intention to form a specialty pharmacy business jointly with another healthcare company.

      On March 26, 2004, MIM engaged Lehman Brothers as its financial advisor. On March 29, 2004, Lehman Brothers began contacting potential acquirors of MIM. Lehman Brothers made initial contacts with several companies in, or interested in, the specialty distribution, pharmacy benefit management, managed healthcare and other pharmaceutical healthcare businesses determined by Lehman Brothers and MIM to be potential purchasers of MIM’s business. Beginning in April 2004, MIM entered into confidentiality agreements with a number of companies interested in investigating the possibility of acquiring or entering into a strategic combination with MIM. Beginning in early April 2004, after receipt of executed confidentiality agreements from possible acquirors, Lehman Brothers provided them with copies of selected confidential information regarding MIM.

      On or about March 29, 2004, Banc of America Securities contacted Chronimed and indicated that MIM was pursuing strategic alternatives, including a possible sale. As noted above, MIM was a company that Chronimed had previously identified as a possible strategic partner or acquisition target. Chronimed’s management directed Banc of America Securities to pursue a possible transaction with MIM. At the same time, Chronimed’s management began analyzing a possible transaction with MIM. Also on or about March 29, 2004, Mr. Blissenbach telephoned Mr. Friedman to inform him of Chronimed’s preliminary interest in acquiring MIM. Shortly after that phone call, Mr. Blissenbach was contacted by a representative of Lehman Brothers to confirm Chronimed’s preliminary interest in acquiring MIM. Mr. Blissenbach confirmed Chronimed’s interest and indicated that Lehman Brothers should contact Chronimed’s financial advisor to address due diligence and the potential sale process. Shortly after that phone call, a representative of a private equity firm contacted Mr. Blissenbach to inquire if Chronimed would be interested in a financial partnership with the private equity firm to acquire MIM.

      Lehman Brothers contacted Banc of America Securities on March 29, 2004 to explain the process for a potential transaction. In April 2004, at a trade convention in San Francisco, California, Mr. Friedman had separate conversations with Mr. Blissenbach and the chief executive officer of another potential strategic bidder. Mr. Blissenbach informed Mr. Friedman of Chronimed’s continued preliminary interest in possibly acquiring MIM. Chronimed entered into a confidentiality agreement with MIM on April 7, 2004.

      In early April 2004, Banc of America Securities considered and identified possible financing sources for Chronimed. On April 12 and 13, 2004, members of Chronimed’s management met with several potential private equity sponsors in New York City. Negotiations with these private equity sponsors then proceeded in mid-April 2004.

      On April 13, 2004, Lehman Brothers, on behalf of MIM, sent a letter to each of the companies that signed a confidentiality agreement, including Chronimed. The letter, which stated that no decision to effect a sale of MIM had been made, included a copy of MIM’s confidential information memorandum and requested that written indications of interest be submitted to Lehman Brothers by April 28, 2004.

      On several occasions between April 13, 2004 and April 29, 2004, Lehman Brothers spoke, on behalf of MIM, with potential purchasers and their respective financial advisors, including Banc of America Securities, regarding the submission of indications of interest for acquiring MIM.

      At a Chronimed board meeting held on April 20, 2004, management presented its analysis of the MIM opportunity. The presentation included background on the opportunity and profiled MIM, its operations and financial performance. Comparative company valuations and benefits that could be achieved through a combination were discussed. The significance of the opportunity and the benefits of scale in a consolidating industry were discussed. Preliminary deal structure and enterprise value were also addressed. The Chronimed board of directors directed management to continue pursuing the opportunity.

      Between April 20 and 28, 2004, Banc of America Securities continued discussions with Lehman Brothers regarding the terms of a possible bid for MIM. During this time, Banc of America Securities also continued to pursue financing sources for Chronimed’s proposed acquisition of MIM. On April 28, 2004, Chronimed submitted its preliminary indication of interest for acquiring MIM, including a proposed financing plan for the acquisition. The letter mentioned discussions with a number of financial sponsors. MIM reviewed the preliminary indications of interest received, including the one received from Chronimed, with Lehman Brothers and narrowed the list of potential acquirors to those with the best potential offers.

      MIM received seven preliminary indications of interest ranging in price (to be paid in cash, stock or a combination of cash and stock) from approximately $8.76 to $12.00 per share for MIM common stock. MIM reviewed the preliminary indications of interest with Lehman Brothers and narrowed the list of potential acquirors with the best potential offers. Chronimed was one of those potential acquirors, submitting a preliminary indication of interest with a price range between $10.00 and $12.00, consisting of a combination of cash and Chronimed common stock, for each share of MIM common stock. In connection with its preliminary indication of interest, Chronimed conducted an initial analysis of the potential synergies that might result from an acquisition of MIM. Chronimed’s preliminary indication of interest was subject to, among other things, satisfactory completion of due diligence, obtaining debt and equity financing on terms acceptable to Chronimed and completion of a mutually agreed upon acquisition agreement between MIM and Chronimed. Of particular concern was the need for significant financing from private equity sponsors.

      Beginning on April 29, 2004, Lehman Brothers organized site visits, data room visits and management presentations for the potential acquirors. MIM made management presentations to five potential acquirors or strategic partners.

      During May 2004, Chronimed continued its due diligence and evaluation of the MIM opportunity, including analyses of cost savings, synergies and other opportunities that could be achieved by combining the two companies, and Chronimed’s potential private equity sponsors performed due diligence on Chronimed. Negotiations then proceeded with the private equity sponsors and Chronimed regarding the financial sponsorship of the transaction. During the same time period, Banc of America Securities continued discussions with Lehman Brothers regarding the terms of, and timing for, a possible bid.

      On May 25, 2004, Mr. Friedman briefed the MIM board of directors on the status of the engagement of Lehman Brothers, the acquisition process and his contacts with potential acquirors. After substantial discussion, the MIM board of directors instructed Mr. Friedman to continue to explore potential strategic alternatives for MIM, including a possible sale of MIM.

      On May 26, 2004, Mr. Friedman and other members of MIM’s management made a presentation to Chronimed, Banc of America Securities and selected private equity sponsors. During the presentation, MIM’s management provided background information on, among other things, MIM’s specialty management and delivery services, pharmacy benefits management and mail service, sales and marketing, pharmaceutical relations, financial information, information technology and systems and legal issues.

      On May 27, 2004, Lehman Brothers sent a letter, on behalf of MIM, to the potential acquirors remaining in the process, which included a draft merger agreement for a possible transaction. The letter requested that each potential acquiror submit a written, binding proposal for a strategic transaction with MIM. The letter requested, among other things, that each proposal state the purchase price for MIM common stock and form of consideration and include any required modification to the merger agreement, description of financing, description of material conditions and approvals affecting timely execution of a definitive agreement or consummation of a transaction, and proposed timing for satisfaction of all conditions and obtaining all required approvals for such execution of a definitive agreement and consummation of the transaction.

      Throughout June 2004, Lehman Brothers had numerous conversations with Mr. Blissenbach and Mr. Reagan regarding the proposed financing and transaction structure in connection with the proposed acquisition of MIM by Chronimed.

      About this time, MIM was engaged in discussions with three parties, including Chronimed, concerning a possible acquisition of MIM.

      From June 11, 2004 through the week of June 14, 2004, legal counsel for the private equity sponsors and Chronimed negotiated the terms and conditions of a term sheet outlining the terms of the private equity sponsors’ proposed financing and transaction structure for Chronimed’s proposed acquisition of MIM. At the same time, Chronimed, Banc of America Securities and the private equity sponsors were developing the terms of a bid that would be submitted to MIM. Chronimed also made comments on MIM’s merger agreement.

      On June 14, 2004, Chronimed’s compensation committee met and approved a one-year severance arrangement to apply in certain circumstances for members of senior management at Chronimed (see the section entitled “— Interests of Chronimed Directors and Officers” beginning on page 47). Among other reasons, this arrangement was approved to assure that, in light of the transaction being considered by Chronimed, members of management would have reasonable security in the event a transaction took place, and therefore would be incentivized to continue their services for Chronimed, rather than looking for other positions.

      On June 15, 2004, the Chronimed board of directors met in Minneapolis, Minnesota to consider Chronimed’s proposed bid for MIM and the terms of the financing transaction proposed by the private equity sponsors. Representatives of Banc of America Securities and Chronimed’s legal counsel attended the meeting. Banc of America Securities provided the Chronimed board of directors with an extensive presentation that addressed, among other things, due diligence, evolution of the transaction structure into a proposed merger financed by the private equity sponsors and other lenders, synergies, integration and marketplace opportunities and challenges. Chronimed’s legal counsel reviewed the board’s duties and responsibilities in considering a strategic transaction such as the transaction proposed with MIM. Representatives of Banc of America Securities reviewed its analysis of the MIM transaction, which included financial projections for the different areas of MIM’s business. The Chronimed board of directors discussed these matters at length. The board meeting was adjourned with arrangements made for a follow-up meeting to continue discussions of the proposed transaction.

      Negotiations between Chronimed and the private equity sponsors continued on June 16 and 17, 2004 on a revised term sheet the private equity sponsors presented to Chronimed. During that time, Chronimed learned that it would not be able to obtain the entire amount of the debt required for the transaction through a senior debt facility. This in turn meant that a second tier of subordinated financing would be required, which would be at a significantly higher interest rate.

      On June 17, 2004, the Chronimed board of directors held a board meeting to consider further the MIM opportunity and the proposed transaction with the private equity sponsors. The Chronimed board of directors discussed changes made in the proposal from the private equity sponsors, as reflected in the revised term sheet, which had been received the preceding evening. The Chronimed board of directors discussed various provisions of the revised term sheet and various points that were being negotiated in the term sheet. Banc of America Securities updated the Chronimed board of directors on the status of the proposed bank debt and described the requirement for subordinated debt, which would be at a significantly higher cost. The terms of the proposal to be submitted to MIM also were discussed.

      On June 18, 2004, the Chronimed board of directors held an additional meeting to continue considering whether to submit a proposal to acquire MIM. At the meeting, management advised the Chronimed board of directors that they could not recommend the transaction to acquire MIM in the form proposed by the private equity sponsors. The principal reasons cited by management were the substantial debt load the combined company would have after the transaction, which would include a subordinated portion at a higher interest rate, and the terms of the transaction proposed by the private equity sponsors. Because the private equity sponsors would be holding preferred stock, the risks of adverse performance by the combined company would be borne primarily by the common stockholders. After a discussion of management’s recommendations regarding the MIM transaction and the alternatives available to Chronimed if it did not proceed with the transaction with the private equity sponsors, the Chronimed board of directors unanimously voted not to pursue the acquisition of MIM in partnership with the private equity sponsors.

      Prior to the Chronimed board meeting on June 18, 2004, Mr. Blissenbach contacted one of the private equity sponsors to say that management could not recommend the transaction in the form proposed and could not support Chronimed submitting a binding proposal for an acquisition of MIM. That potential private equity sponsor then informed Mr. Friedman that Chronimed would not be pursuing the acquisition of MIM. Later that same day, and during the Chronimed board meeting, Mr. Friedman contacted Mr. Blissenbach to discuss the status of Chronimed’s interest in pursuing a transaction with MIM. Mr. Blissenbach informed Mr. Friedman that, while Chronimed was extremely interested in acquiring MIM, Chronimed could not reach favorable terms with private equity sponsors for an equity investment, which would be required for an acquisition of MIM involving cash. Accordingly, Mr. Blissenbach informed Mr. Friedman that Chronimed would not be submitting a proposal to acquire MIM.

      Mr. Friedman then raised the possibility of a strategic merger between MIM and Chronimed. Mr. Friedman and Mr. Blissenbach discussed the potential strategic fit of MIM and Chronimed, the complementary nature of their service offerings and the fact that a strategic merger without the private equity sponsors would avoid a company encumbered by debt and the private equity sponsors’ preferred position over the common stockholders. Mr. Friedman and Mr. Blissenbach also discussed potential synergies that might be derived from a business combination.

      Also during the June 18, 2004 Chronimed board meeting Mr. Blissenbach reported that he had contacted the third party that had indicated an interest in acquiring Chronimed in November 2003 to determine if it still might be interested in a transaction. The third party stated that it still might be interested and that it would perform a review about a possible transaction.

      Mr. Blissenbach contacted Mr. Friedman later in the day on June 18, 2004 to inform him that the Chronimed board of directors had authorized Mr. Blissenbach to proceed with a possible stock-for-stock transaction with MIM.

      Discussions between various members of MIM’s management and the two other potential acquirors, who were now proposing a joint acquisition of distinct business segments of MIM, continued on and after June 19, 2004.

      Near daily discussions ensued between Mr. Friedman and Mr. Blissenbach through June 21, 2004, as well as near daily discussions between Lehman Brothers and Banc of America Securities. Lehman Brothers was at the same time engaged in discussions, on behalf of MIM, with representatives of the two other potential acquirors.

      On June 20 and 21, 2004, Lehman Brothers and Banc of America Securities engaged in discussions regarding the possible business combination, including discussions about financial matters, management structure of the combined company, recent and historic stock prices of MIM and Chronimed and the contributions that each company would make to the combined entity. As part of these discussions, Lehman Brothers and Banc of America Securities reviewed the averages of stock prices of Chronimed and MIM over recent times as well as the contributions that each of the two companies would be making to the combined entity.

      On June 22, 2004, the executive committee of the MIM board of directors met. Mr. Friedman and Lehman Brothers briefed the executive committee on the process and negotiations with Chronimed and the two other interested acquirors.

      On June 23, 2004, Lehman Brothers, on behalf of MIM, delivered a preliminary term sheet for a strategic merger to Chronimed. The preliminary term sheet provided for a then unspecified fixed exchange ratio based on stock prices one day prior to the announcement of a transaction, pursuant to which MIM stockholders would own between 65% and 70% of the common stock of the combined entity. In addition, under the preliminary term sheet: (1) the board of directors of the combined entity would be comprised of nine directors, six of whom would be nominated by MIM and three of whom would be nominated by Chronimed; (2) Mr. Friedman would be Chairman of the Board of Directors of the combined entity and Mr. Blissenbach would be its Chief Executive Officer and President; (3) the company headquarters would be in Elmsford, New York; and (4) the company’s name would be changed to BioScrip, Inc. Following delivery of the preliminary term sheet, discussion on the terms of the proposed transaction occurred between Chronimed and MIM and their respective financial advisors over the next several days.

      On June 24, 2004, Mr. Friedman and Lehman Brothers flew to Minneapolis, Minnesota to meet with Mr. Blissenbach and other members of Chronimed’s management. Mr. Friedman reviewed financial information regarding Chronimed and expected synergies that might be achieved in a transaction between MIM and Chronimed. Mr. Friedman and Mr. Blissenbach also discussed the proposed structure for a strategic merger, the range for a possible exchange ratio and management structure, and possible timing for completing due diligence and negotiating, executing and announcing a definitive merger agreement.

      On June 28, 2004, Mr. Blissenbach sent Mr. Friedman a memorandum addressing certain issues for a possible transaction structure. The memorandum reviewed management issues for the combined entity in the event of a possible strategic merger and proposed that, after the merger, the headquarters would be in Minnesota. The memorandum also described additional due diligence procedures necessary to be able to determine whether a merger would be possible.

      Between June 28 and June 30, 2004, Lehman Brothers and Banc of America Securities engaged in numerous discussions, primarily focused on the financial terms of a possible business combination of MIM and Chronimed, as well as issues relating to the combined company’s management team on a going forward basis. In discussions that occurred on or about June 30, 2004, Lehman Brothers, on behalf of MIM, proposed to Banc of America Securities that each Chronimed stockholder would receive 0.91 of a share of MIM common stock for each share of Chronimed common stock held. During the same time period, Chronimed proposed, among other things, that the board of directors of the combined entity be composed of four members designated by each of Chronimed and MIM and a ninth member jointly designated by Chronimed and MIM.

      MIM’s legal counsel delivered an initial draft of the original merger agreement on June 30, 2004 to Chronimed and its advisors. Discussions between the parties continued after delivery of the draft. Chronimed’s legal counsel delivered a responsive draft on July 7, 2004 to MIM and its advisors that reflected a number of Chronimed’s positions in the negotiations, including Chronimed’s proposal for the board composition (four members designated by each of MIM and Chronimed and one member to be jointly agreed upon), and that the corporate headquarters location was an open point that needed to be agreed upon by the parties.

      Between June 30, 2004 and July 13, 2004, members of management of MIM and Chronimed, including their respective advisors, met to continue their respective due diligence of each other’s company. Also during those weeks, discussions continued and additional drafts of the original merger agreement were exchanged. Chronimed and MIM also continued to develop the financial models for the operations of the combined company, reflecting anticipated savings to be realized in the transaction and the effects of combining the two companies.

      On July 8, 2004, Mr. Friedman and Mr. Blissenbach met in New York to discuss open issues for a potential transaction. Mr. Friedman later telephoned certain members of the MIM board of directors to discuss the status of a potential strategic transaction involving MIM.

      On July 9, 2004, Mr. Friedman briefed the executive committee of the MIM board of directors. Lehman Brothers also updated the committee members on the process and status of negotiations. Between July 9, 2004 and July 27, 2004, Mr. Friedman had discussions every few days with members of the MIM executive committee to keep them apprised of the process and the status of negotiations.

      On July 13 and July 14, 2004, Lehman Brothers continued discussions with Banc of America Securities. Chronimed and MIM narrowed the range of exchange ratios under discussion to 1.00 to 1.05 shares of MIM common stock for each share of Chronimed common stock.

      On July 14 and 15, 2004, legal counsel for MIM and Chronimed met in Minneapolis, Minnesota to negotiate terms of the draft of the original merger agreement.

      From July 14 through July 19, 2004, Mr. Friedman and Mr. Blissenbach continued discussions, together with their advisors, on an appropriate exchange ratio and on management issues. In these discussions, Mr. Friedman informed Mr. Blissenbach that the MIM board of directors insisted that the headquarters of the combined company be located in New York. On July 19, 2004, Mr. Friedman and Mr. Blissenbach tentatively agreed that, subject to being able to reach agreement on a definitive agreement and approval by the MIM board of directors and the Chronimed board of directors, the appropriate exchange ratio would be 1.025 shares of MIM common stock for each share of Chronimed common stock and the headquarters of the combined company would be in New York.

      Daily discussions among legal counsel for MIM and Chronimed continued from mid-July 2004 until August 5, 2004, to finalize the original merger agreement, which included several exchanges of revised drafts of the original merger agreement. During those discussions, Chronimed and MIM addressed severance payments that could be triggered under the respective employment agreements of Mr. Blissenbach and Mr. Friedman due to proposed new officer positions for each of them with the combined company. Both Mr. Blissenbach and Mr. Friedman agreed that their respective rights to payments would not be triggered by these changes. MIM and Chronimed began drafting amendments to the employment agreements of Mr. Blissenbach and Mr. Friedman. Discussions also began between Chronimed and MIM addressing the specifics of the one-year severance provisions that the Chronimed board of directors had approved for certain executives of Chronimed while the deal with the private equity sponsors was being negotiated.

      A special meeting of the MIM board of directors was held on July 27, 2004, during which Mr. Friedman and other members of MIM’s senior management and MIM’s legal counsel and financial advisor reviewed with the MIM board the status of discussions with the other potential acquirors and Chronimed. At the meeting, the MIM board of directors was informed about the draft of the original merger agreement being negotiated by MIM and Chronimed, and the MIM board of directors discussed with MIM’s senior management, legal counsel and financial advisor the issues raised by the draft agreement, the potential strategic benefits of the business combination and the risks associated with the potential transaction, including the possible loss by Chronimed of the Aetna contract. At the meeting, the MIM board of directors discussed with MIM’s senior management, legal counsel and financial advisor the need to resolve a number of outstanding threshold issues with the other potential acquirors. With respect to the Chronimed transaction, the MIM board of directors also discussed the composition of the board of directors of the combined company and the need for the MIM board of directors to have the ability to nominate five directors, one of whom would be nominated in consultation with (but without the approval of) Chronimed, with the remaining four directors to be nominated by the Chronimed board of directors. In addition, the MIM board of directors instructed Mr. Friedman to arrange meetings between the MIM directors and Mr. Blissenbach and other members of Chronimed’s senior management in order for the MIM board of directors to assess the management members for the combined company.

      At the conclusion of the meeting, the MIM board of directors authorized management to continue discussions with Chronimed in an attempt to seek to resolve those threshold issues. The MIM board of directors also instructed management to inform the other interested potential acquirors that an acceptable bid would have to be submitted by August 9, 2004.

      On July 27, 2004, the Chronimed board of directors met in Minneapolis, Minnesota with representatives of Chronimed’s financial advisor and legal counsel, and members of Chronimed’s senior management, to consider the most current draft of the original merger agreement and a transaction summary book prepared by Banc of America Securities analyzing the transaction, copies of which were distributed prior to the meeting. Mr. Blissenbach reviewed the events leading up to the meeting and the status of the negotiations and summarized management’s rationale for recommending the proposed transaction with MIM. He also reported that the third party who had indicated an interest in acquiring Chronimed in November 2003 had completed some additional limited due diligence and was no longer interested in pursuing a transaction with Chronimed. Banc of America Securities discussed and reviewed its financial analysis of the transaction, and reviewed the strategic benefits of the proposed MIM transaction. The financial analysis assumed no revenues from the Aetna contract after its expiration in December 2004. Chronimed’s legal counsel reviewed the terms of the current draft of the original merger agreement, including management arrangements, board structure and the treatment of options (noting that all options would fully vest and be converted to options to acquire MIM common stock), and described the discussions relating to change of control severance agreements for certain of Chronimed’s executive officers. The termination fee of $4 million payable by Chronimed and MIM under certain circumstances was also discussed. Chronimed’s legal counsel advised the Chronimed board of directors that the fee was in a normal range for transactions of this size, and Banc of America Securities confirmed it was consistent with recent market terms for these types of transactions. Chronimed’s legal counsel also discussed and answered questions regarding the legal duties and responsibilities of the Chronimed board of directors in evaluating the proposed transaction. The Chronimed board of directors was also advised that the transaction was expected to be treated as a tax-free reorganization.

      The Chronimed board of directors also evaluated the proposed management arrangements and board structure for the combined company, requiring assurance that Mr. Blissenbach, as Chief Executive Officer of the combined company, would have appropriate authority to manage the business of the combined company. The Chronimed board of directors was concerned that an effective management structure with proper personnel would be in place. The Chronimed board of directors was also advised that Mr. Blissenbach and Mr. Friedman were amending their employment agreements so that their rights to severance payments after a change of control would not be triggered by the proposed changes in their positions. The Chronimed board of directors inquired about the due diligence that Chronimed had conducted on MIM and the content of MIM’s draft disclosure letter. Management indicated that materials they had reviewed and information set forth in MIM’s disclosure letter were consistent with management’s earlier review and their expectations. The Chronimed board of directors also considered and discussed alternatives to the proposed MIM transaction. Following the presentations and discussion, the Chronimed board of directors met in executive session. After a thorough discussion and a consideration of the risks associated with the proposed transaction, the Chronimed board of directors voted unanimously to authorize management to proceed with finalizing and executing the original merger agreement subject to the receipt of a fairness opinion letter from Banc of America Securities.

      Following the Chronimed and MIM board meetings on July 27, 2004, Chronimed and MIM continued to finalize and complete their respective disclosure letters and to discuss the remaining open items. In this time period, the amendment to Mr. Blissenbach’s employment agreement was finalized in consultation with Mr. Blissenbach’s legal counsel. In addition, changes were also made to the change of control severance agreements for Chronimed executives based on comments received from MIM.

      During the week of August 2, 2004, additional discussions regarding the original merger agreement continued, primarily dealing with Mr. Blissenbach’s reporting structure and the selection process for the ninth board member of the combined company.

      On August 4, 2004, four members of the Chronimed board of directors met with Mr. Friedman. During that meeting, the Chronimed board members and Mr. Friedman discussed Mr. Blissenbach’s reporting structure and the selection process for the ninth board member.

      On August 4, 2004, Lehman Brothers had discussions with the other interested potential acquirors, during which they informed Lehman Brothers that they could not satisfy the conditions set by the MIM board of directors for a transaction, including timing and greater assurances of closing.

      On August 5, 2004, Mr. Blissenbach, Mr. Reagan and Mr. Zappa made presentations to seven members of the MIM board of directors regarding Chronimed and its management, operations and strategic initiatives. The MIM directors asked questions about the experience and background of Mr. Blissenbach, Mr. Reagan, Mr. Zappa and other members of Chronimed senior management. The MIM directors also asked questions about Mr. Blissenbach’s management and strategic plans for the combined company if the merger were to proceed. The MIM board of directors and Mr. Blissenbach discussed the respective responsibilities that he and Mr. Friedman would have in the combined company. At the conclusion of the discussions, the MIM directors advised Mr. Friedman to proceed with the negotiations with Chronimed.

      Following these discussions, Mr. Blissenbach called Mr. Friedman to discuss the still unresolved issue of the composition of the board of directors of the combined company and the number of nominees each company would initially have. Mr. Friedman and Mr. Blissenbach subsequently agreed to propose to their respective boards that the ninth director would be designated by MIM in consultation with Chronimed and would be subject to Chronimed’s approval, which could not be unreasonably withheld.

      The MIM board of directors met on August 6, 2004 to evaluate the possible business combination with Chronimed. Prior to the meeting, the MIM board of directors was provided with materials, including drafts of the original merger agreement and related documents. During this meeting, MIM’s general counsel and King & Spalding LLP reviewed with the MIM board of directors its legal duties and responsibilities in connection with the possible transaction and reviewed the material terms and conditions of the original merger agreement. MIM senior management then reviewed with the MIM board of directors the strategic benefits of the possible transaction, the results of the due diligence review of Chronimed and the risks of the possible transaction. Lehman Brothers reviewed with the MIM board of directors financial aspects of the proposed transaction and its financial analysis. The financial analysis assumed no revenues from the Aetna contract after its expiration in December 2004. Lehman Brothers rendered to the MIM board of directors its oral opinion, subsequently confirmed in writing on August 9, 2004, that, as of such dates and subject to the factors and assumptions set forth in the written opinion (which were discussed at the meeting), the exchange ratio to be paid by MIM was fair to MIM from a financial point of view. A thorough discussion took place among the members of the MIM board of directors concerning the possible transaction, including a discussion of the strategic benefits of the business combination, the risks of the transaction, the financial aspects of the transaction, the litigation and regulatory issues concerning the transaction and the anticipated synergies to be derived from the proposed business combination. At the conclusion of the meeting, the MIM board of directors unanimously approved and adopted the merger, the original merger agreement and the related transactions and authorized senior management to conclude negotiations and execute the original merger agreement with Chronimed.

      The Chronimed board of directors met on August 6, 2004 to discuss the final resolution that had been reached on the designation of the ninth board member. Mr. Blissenbach indicated that his reporting structure had been satisfactorily resolved. The Chronimed board of directors discussed the significance of these provisions with its legal counsel and Chronimed’s management. Management advised the Chronimed board of directors that all the strategic rationales for the transaction remained valid and that MIM’s disclosure letter continued to be consistent with management’s expectations. Banc of America Securities confirmed that its analysis presented to the Chronimed board of directors at the July 27, 2004 meeting was still effective and delivered its oral opinion, which was subsequently confirmed in writing, to the Chronimed board of directors that, as of that date and subject to various assumption and limitations set forth in the written opinion, the exchange ratio to be received by the Chronimed stockholders in the proposed merger was fair, from a financial point of view, to the Chronimed stockholders. Banc of America Securities also confirmed that if the Chronimed board of directors approved the transaction, it would deliver its written confirmation of its oral fairness opinion dated as of August 6, 2004, the date the Chronimed board of directors approved the original merger agreement. Banc of America Securities presented the basis for its fairness opinion and answered questions from the Chronimed board of directors on the fairness opinion. At the conclusion of the discussions and deliberations of the Chronimed board of directors concerning the transaction, including a consideration of the risks associated with the transaction, the Chronimed board of directors unanimously approved the merger with MIM, the original merger agreement and the related transactions, and authorized management to take all steps necessary and appropriate to execute and deliver the original merger agreement, consummate the merger and announce the transaction.

      On August 9, 2004, the parties signed the original merger agreement and issued a joint press release announcing the transaction prior to the opening of market trading.

      After the transaction was announced, representatives of MIM and Chronimed began preparing materials necessary to complete the merger, including a registration statement to be filed with the SEC and other filings. Meanwhile, integration teams from MIM and Chronimed began meeting and planning for the integration of the companies following the merger.

      MIM and Chronimed prepared, and MIM filed, a registration statement, including a preliminary joint proxy statement/prospectus, with the SEC on September 17, 2004.

      On October 26, 2004, the Chronimed board of directors held a meeting at which Chronimed’s management gave a presentation regarding the merger and the progress made towards its completion. The Chronimed board of directors directed Chronimed’s management to obtain updated financial information and forecasts from MIM. Chronimed’s management then requested that information from MIM. Similarly, at the direction of the MIM board of directors, MIM requested updated financial information and forecasts from Chronimed.

      MIM filed a first amendment to the joint proxy statement/prospectus with the SEC on November 1, 2004 in response to comments from the SEC. MIM filed a second amendment to the joint proxy statement/prospectus with the SEC on November 8, 2004 primarily to include updated financial information for both MIM and Chronimed.

      In mid-November 2004, MIM and Chronimed provided each other with their respective updated financial information and forecasts. Management of MIM and Chronimed conducted due diligence regarding the updated financial information and forecasts.

      Given the time required to finalize and mail the joint proxy statement/prospectus and to hold stockholders meetings, particularly during the holidays, it became clear in late November 2004 that the transaction likely would not close by the date after which either MIM or Chronimed would have the right to terminate the merger agreement, referred to as the termination date, which was December 31, 2004 in the original merger agreement. Nevertheless, MIM and Chronimed continued to move forward on preparing a third amendment to the joint proxy statement/prospectus. Management of MIM and Chronimed also began discussions to amend the original merger agreement to extend the termination date.

      On December 1, 2004, Mr. Blissenbach, Mr. Reagan and Mr. Keane of Chronimed and Mr. Friedman, James S. Lusk, MIM’s then current Chief Financial Officer, and Mr. Carfora of MIM met to review and discuss the updated financial information and forecasts provided by both companies. They also discussed forecasts for the operations of the combined company after completion of the merger.

      In early December 2004, MIM and Chronimed continued to review, analyze and conduct additional due diligence regarding the updated financial information and forecasts of the companies. MIM and Chronimed asked their respective financial advisors to assist with due diligence activities and analyses.

      On December 6, 2004, the MIM board of directors met to discuss the status of the due diligence efforts on the updated financial information and forecasts, the integration and business plans, the management team for the combined company, the joint proxy statement/prospectus, an amendment to the original merger agreement and the merger. The MIM board of directors asked MIM’s management to continue to perform its due diligence and to review the appropriateness of the merger in light of the updated financial information and forecasts.

      On December 9, 2004, the Chronimed board of directors met to discuss the possible extension of the termination date. Legal counsel summarized the fiduciary duties of the Chronimed board of directors in considering an extension of the termination date. Chronimed’s management and Banc of America Securities provided a preliminary analysis of the updated financial information, which indicated that the relative financial performance of the companies had changed since August 2004. The Chronimed board of directors then asked Chronimed’s management, with the assistance of Banc of America Securities, to perform more due diligence and to review the appropriateness of the exchange ratio in light of the updated financial information and forecasts. Before adjourning the meeting, the independent members of the Chronimed board of directors met in executive session to discuss the merger.

      After the MIM and Chronimed board meetings, MIM’s management, in conjunction with Lehman Brothers, and Chronimed’s management, in conjunction with Banc of America Securities, continued to perform extensive additional due diligence and analyses regarding the updated financial information and forecasts of MIM and Chronimed.

      On December 15, 2004, MIM’s management, Chronimed’s management, Lehman Brothers and Banc of America Securities met to review the financial information and forecasts for MIM and Chronimed.

      On December 22, 2004, the Chronimed board of directors met to continue discussing a possible extension of the termination date. Chronimed’s management and Banc of America Securities discussed the updated financial information and forecasts regarding MIM and Chronimed, which included adjustments by Chronimed’s management based on their due diligence and analysis of the information provided by MIM. Chronimed’s management and Banc of America Securities discussed the relative contribution of each of the companies to the combined company based on the updated financial information and forecasts, and compared the current assessment of the relative contribution to the anticipated relative contribution assessed at the time the initial exchange ratio for the merger was set. Management also discussed the ongoing strategic value of the merger and confirmed that the strategic benefits of the combination with MIM still existed. The Chronimed board of directors discussed the financial information and projections, the contribution analysis, the integration plan and the strategic benefits of the merger. The Chronimed board of directors then evaluated the exchange ratio and directed Chronimed’s management to pursue renegotiation of the exchange ratio with MIM, consistent with the direction of the Chronimed board of directors.

      Immediately afterwards, Mr. Blissenbach informed Mr. Friedman that the Chronimed board of directors had concluded that the exchange ratio for the merger should be changed. Mr. Blissenbach suggested that an exchange ratio in the range of 1.15 to 1.2 would likely be acceptable to the Chronimed board of directors. Mr. Friedman indicated that he would discuss the matter with the MIM board of directors.

      On December 23, 2004, the MIM board of directors met to discuss the proposal by Chronimed to change the exchange ratio. The MIM board of directors continued to review and discuss the updated financial information and forecasts, the integration and business plans, the then anticipated management team for the combined company, the strategic benefits of the merger and the termination date. The MIM board of directors instructed MIM’s management to prepare materials for review by the MIM board of directors regarding the financial information and forecasts of MIM and Chronimed, the appropriate management team for the combined company and the appropriateness of the merger in light of the proposal by Chronimed to change the exchange ratio and the information obtained since August 6, 2004. The MIM board meeting adjourned until December 28, 2004.

      On December 28, 2004, the MIM board of directors reconvened to review the materials prepared by MIM’s management and Lehman Brothers. MIM’s management and Lehman Brothers discussed the updated financial information and forecasts regarding MIM and Chronimed, which also included adjustments to Chronimed’s financial information and forecasts made by MIM’s management based on their due diligence and analysis of the information provided by Chronimed. MIM’s management and Lehman Brothers discussed the relative contribution of each of the companies to the combined company based on the updated financial information and forecasts. The MIM board of directors reviewed and discussed the information provided by Chronimed, as adjusted by MIM’s management, an analysis provided by Lehman Brothers and the composition and reporting structure of the then anticipated senior management team for the combined company. The MIM board of directors then approved a proposed increase in the exchange ratio, a modification in the composition and reporting structure of the then anticipated senior management team for the combined company and an increase in the number of directors designated by MIM for the combined company’s board of directors. The MIM board of directors directed MIM’s management to renegotiate the necessary provisions of the merger agreement. The MIM board meeting adjourned until December 31, 2004.

      On December 28, 2004, Lehman Brothers, on behalf of MIM, proposed to Banc of America Securities that the exchange ratio be between 1.075 and 1.10, that the composition and reporting structure for senior management be modified and that an additional board seat be added to the board of directors of the combined company, which board seat would be filled by an existing member of the MIM board of directors.

      Between December 28 and December 30, 2004, MIM, Chronimed and their respective financial advisors continued extensive negotiations regarding the proposed changes to the terms of the merger.

      On December 29, 2004, Banc of America Securities, on behalf of Chronimed, informed Lehman Brothers that an exchange ratio of 1.15 would likely be acceptable to Chronimed, but that the other proposals were unacceptable. Later that day, Lehman Brothers advised Banc of America Securities that an exchange ratio of 1.12 was the highest exchange ratio that would be acceptable to MIM and that MIM still required an additional board seat and a significant role for MIM’s chief operating officer in the management of the combined company. Banc of America Securities, on behalf of Chronimed, informed Lehman Brothers that Chronimed’s management was willing to present the 1.12 exchange ratio, the inclusion of MIM’s chief operating officer as an executive officer of the combined company and the additional board seat for MIM to the Chronimed board of directors for consideration. Banc of America Securities indicated that Chronimed’s management was uncertain whether the proposal would be acceptable to the Chronimed board of directors.

      The Chronimed board of directors considered MIM’s proposal at its December 30, 2004 meeting. Chronimed’s management stated that it continued to believe the merger had significant strategic value and was advantageous to Chronimed and its stockholders. Banc of America Securities discussed its financial analysis of the proposed transaction. Chronimed’s management discussed the change in the exchange ratio, the role of MIM’s chief operating officer in the combined company and the new board structure proposed by MIM. Banc of America Securities delivered its oral opinion, which was subsequently confirmed in writing, to the Chronimed board of directors that, as of that date and subject to the various assumptions and limitations set forth in the written opinion, which assumptions and limitations were discussed at the meeting, the exchange ratio of 1.12 to be received by the Chronimed stockholders in the proposed merger was fair, from a financial point of view, to the Chronimed stockholders. Banc of America Securities presented the basis for its fairness opinion and answered questions from the Chronimed board of directors on the fairness opinion. The Chronimed board of directors discussed these matters at length. The independent members of the Chronimed board of directors then met in executive session, without Banc of America Securities or Chronimed’s management, to consider whether the proposed merger was in the best interests of Chronimed and its stockholders.

      At the conclusion of its discussions and deliberations, the Chronimed board of directors voted on a resolution to approve the 1.12 exchange ratio and the addition of another MIM director on the board of directors of the combined company, provided that Ms. Collins would be the additional director. All members of the Chronimed board of directors voted in favor of this resolution except for Charles V. Owens, Jr. After the vote, Mr. Owens stated that he supported the 1.12 exchange ratio, but did not support the addition of another MIM director to the board of directors of the combined company. The Chronimed board of directors then discussed the new termination date and voted to extend the termination date for the merger to March 31, 2005. The Chronimed board of directors also approved the inclusion of MIM’s chief operating officer as an executive officer of the combined company. The Chronimed board of directors authorized Mr. Blissenbach to enter into an amendment to the original merger agreement consistent with its resolutions.

      The MIM board of directors reconvened on December 31, 2004 to consider the proposed changes to the original merger agreement. Lehman Brothers presented its financial analysis of the proposed transaction. Lehman Brothers rendered to the MIM board of directors its oral opinion, subsequently confirmed in writing on January 3, 2005, that, as of such dates and subject to the factors and assumptions set forth in the written opinion, which factors and assumptions were discussed at the meeting, the exchange ratio of 1.12 was fair to MIM from a financial point of view. MIM’s management stated that it continued to believe the merger had significant strategic value and was advantageous to MIM and its stockholders. At the conclusion of its discussions and deliberations, the MIM board of directors then voted unanimously to approve the 1.12 exchange ratio, provided that MIM have the right to designate another director to the board of directors of the combined company, MIM’s chief operating officer became an executive officer of the combined company, the corporate headquarters of the combined company remain in Elmsford, New York and the termination date be extended to May 31, 2005 (or to no earlier than April 30, 2005). The MIM board of directors directed MIM’s management to negotiate and execute an amendment to the original merger agreement consistent with its resolutions.

      On December 31, 2004, Chronimed’s legal counsel delivered a revised draft of the merger agreement amendment to MIM’s legal counsel, which reflected the positions adopted by the Chronimed board of directors and included various other minor amendments to the original merger agreement. Management of MIM and Chronimed negotiated a termination date of April 30, 2005 and designated Minneapolis, Minnesota as the business headquarters of the combined company, which changes were approved by the Chronimed board of directors.

      On January 3, 2005, MIM and Chronimed signed the merger agreement amendment. MIM and Chronimed issued a joint press release announcing the merger agreement amendment the following morning.

MIM Reasons for the Merger

      The MIM board of directors believes that the terms of the merger are advisable to, and in the best interests of, MIM and has unanimously approved the merger agreement and the merger. The MIM board of directors unanimously recommends that the MIM stockholders vote “FOR” the proposal to approve the issuance of MIM common stock to Chronimed stockholders in the merger, “FOR” the proposal to adopt the amended and restated certificate of incorporation of MIM to change MIM’s name to BioScrip, Inc. and to increase the number of authorized shares of MIM common stock from 40 million shares to

75 million shares and “FOR” the proposal to approve the amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares.

      In reaching its conclusion, the MIM board of directors consulted with MIM’s management, as well as with its legal counsel and financial advisor, and considered a variety of factors weighing favorably towards the merger, including the following:

•	The creation of a more substantial national platform in order to achieve greater operating leverage and economies of scale, thereby enabling it to compete more effectively with larger competitors in the pharmaceutical healthcare industry.

•	Access to local urban markets throughout the United States through Chronimed’s retail distribution channel.

•	Expanded disease state opportunities through Chronimed’s transplant and HIV/ AIDS market prominence.

•	The complementary operations and capabilities of the combined company with the increased scale, strong financial base and diversified customer portfolio necessary to enhance customer care and increase cost efficiencies. Specifically, it was anticipated that the merger would allow the combined company to:

•	strengthen its position in the specialty sector, including payor contracting, physician sales, manufacturing services and clinical management and fulfillment;

•	combine forces and expertise in HIV/ AIDS, post-organ transplant medications, oncology, intravenous immunoglobulin (an intravenous immuno suppression medication) and other blood products, hepatitis C, arthritis, multiple sclerosis and other specialty injectable products;

•	create an excellent balance of community-based care on a national level with centralized, nationwide capabilities and access to individuals with chronic conditions through expanded local distribution;

•	achieve enhanced growth opportunities;

•	achieve operating leverage by purchasing additional output at the Columbus, Ohio distribution facility, thereby lowering the average cost of pharmaceuticals and enabling the company to be more competitive in the marketplace for national distribution;

•	procure better purchasing terms from its pharmaceutical wholesalers as a result of increased purchasing volume;

•	improve its ability to leverage pharmaceutical manufacturer relationships as a result of the above factors;

•	improve its ability to compete for contracts with larger payor organizations; and

•	improve brand recognition of the products and services of MIM and Chronimed through the creation of a single consolidated brand name, BioScrip, Inc.

•	The expected combination benefits, including an estimated $10 million in annual cost savings that management expects to be achievable beginning twelve months after completion of the merger, which are expected to occur as a result of more efficient operations, including the streamlining of distribution, support functions, purchasing efficiencies and sales related activities, as well as the elimination of duplicative corporate and administrative positions, programs and facilities. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 17 and 13, respectively.

•	The structure of the transaction as a “reorganization” for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 61.

•	Significant cross-selling opportunities with a larger and more efficient sales process due to expanded disease capabilities, StatScript community-based pharmacies, broader payor contract coverage and more expansive pharmaceutical manufacturer relationships, highlighted by the limited overlap of MIM’s and Chronimed’s existing customers.

•	Chronimed’s leading position in the distribution of HIV/ AIDS and post-organ transplant medications in the United States.

•	The opportunity to deliver expanded national coverage and a wider range of disease therapies, more comprehensive physician and patient service and enhanced clinical strength.

•	The oral opinion of Lehman Brothers given on December 31, 2004, and confirmed in writing on January 3, 2005, to the MIM board of directors that as of such dates and based on and subject to the facts and assumptions described at the meeting of the MIM board of directors on December 31, 2004 and set forth in its written opinion, the exchange ratio to be paid by MIM pursuant to the merger agreement was fair, from a financial point of view, to MIM. See the section entitled “— Opinion of Financial Advisor to MIM Board of Directors” beginning on page 32.

•	The terms of the merger agreement relating to third-party offers, including the limitations on the ability of both parties to solicit offers for alternative business combinations and the ability of each party’s board of directors, under certain circumstances, to withhold its recommendation with respect to their respective stockholders’ approval of the merger in the event of receipt of a third-party superior proposal. See the section entitled “The Merger Agreement” beginning on page 64.

      The MIM board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the merger, including:

•	the challenges inherent in the combination of the businesses and integration of the management teams of MIM and Chronimed and the possible diversion of management attention for an extended period of time;

•	the different geographic locations of the companies’ management teams and operations;

•	the risk of not realizing all the anticipated synergies between MIM and Chronimed relating to enhanced purchasing efficiencies, elimination of duplication and the risk that other anticipated benefits might not be realized; and

•	the conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances. See the section entitled “— Regulatory Approvals Required for the Merger” beginning on page 58.

      After consideration of these factors, the MIM board of directors determined that these risks were significantly outweighed by the potential benefits of the merger.

      This discussion of the information and factors considered by the MIM board of directors includes all of the material positive and negative factors considered by the MIM board of directors, but it is not intended to be exhaustive and may not include all the factors considered by the MIM board of directors. In reaching its determination to approve the merger and recommend the issuance of shares of MIM common stock in the merger, the MIM board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of MIM. Rather, the MIM board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of the MIM board of directors may have given differing weights to different factors.

Recommendation of the MIM Board of Directors

      After careful consideration, the MIM board of directors unanimously approved the merger agreement and the merger. For the factors considered by the MIM board of directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “— MIM Reasons for the Merger” beginning on page 27. The MIM board of directors unanimously recommends that the MIM stockholders vote “FOR” the proposal to approve the issuance of MIM common stock to Chronimed stockholders in the merger, “FOR” the proposal to adopt the amended and restated certificate of incorporation of MIM to change MIM’s name to BioScrip, Inc. and to increase the number of authorized shares of MIM common stock from 40 million shares to 75 million shares and “FOR” the proposal to approve the amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares.

Opinion of Financial Advisor to the MIM Board of Directors

      On December 31, 2004, Lehman Brothers delivered its oral opinion, which was subsequently confirmed in writing on January 3, 2005, to the MIM board of directors to the effect that as of such dates and, based upon and subject to factors and assumptions described at the meeting of the MIM board of directors on August 6, 2004 and set forth in the written opinion, the exchange ratio to be paid by MIM pursuant to the merger agreement was fair, from a financial point of view, to MIM.

      The full text of Lehman Brothers’ opinion, dated January 3, 2005, is attached as Annex B. Stockholders are urged to read this opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers opinion and the methodologies that Lehman Brothers used to render its fairness opinion.

      Lehman Brothers’ advisory services and opinion were provided for the information and assistance of the MIM board of directors in connection with its consideration of the proposed transaction. The Lehman Brothers opinion is not intended to be and does not constitute a recommendation to any stockholder of MIM or Chronimed as to how such stockholder should vote in connection with the proposed transaction. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion does not address, MIM’s underlying business decision to proceed with or effect the merger.

      In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the original merger agreement, the merger agreement amendment and the specific terms of the proposed transaction (including with respect to governance of the combined company);

•	amendment no. 2 to MIM’s registration statement on Form S-4 and related joint proxy statement/prospectus as filed with the SEC on November 11, 2004;

•	publicly available information concerning MIM that Lehman Brothers believed to be relevant to its analysis, including MIM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	publicly available information concerning Chronimed that Lehman Brothers believed to be relevant to its analysis, including Chronimed’s Annual Report on Form 10-K for the fiscal year ended July 2, 2004 and Chronimed’s Quarterly Reports on Form 10-Q for the quarter ended October 1, 2004;

•	financial and operating information with respect to the business, operations and prospects of MIM furnished to Lehman Brothers by MIM, including financial projections for MIM prepared by MIM’s management, referred to as the MIM projections;

•	financial and operating information with respect to the business, operations and prospects of Chronimed furnished to Lehman Brothers by Chronimed, including financial projections for Chronimed prepared by Chronimed’s management (which exclude any contribution from Chronimed’s contract with Aetna), referred to as the Chronimed baseline projections;

•	financial and operating information with respect to the business, operations and prospects of Chronimed furnished to Lehman Brothers by MIM, including financial projections for Chronimed prepared by MIM’s management (which exclude any contribution from Chronimed’s contract with Aetna), that reflected somewhat more conservative assumptions and estimates for the future financial performance of Chronimed as compared to the Chronimed baseline projections, referred to as the Chronimed adjusted projections;

•	the trading histories of MIM common stock and Chronimed common stock from December 31, 2003 to December 30, 2004 (the day prior to Lehman Brothers rendering its oral opinion to the MIM board of directors) and a comparison of those trading histories with each other and with those of other companies and indices that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of MIM with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Chronimed with those of other companies that Lehman Brothers deemed relevant;

•	the cost savings, operating synergies and other strategic benefits that managements of MIM and Chronimed estimated will result from the combination of the businesses of MIM and Chronimed, referred to as the expected synergies;

•	the potential pro forma effect of the proposed transaction on the future financial performance of MIM, taking into account the expected synergies and the anticipated impact of the proposed transaction on MIM’s pro forma earnings per share;

•	the relative financial contributions of MIM and Chronimed to the historical and future financial performance of the combined company on a pro forma basis;

•	the results of Lehman Brothers’ prior efforts to solicit indications of interest and proposals from third parties with respect to a combination with MIM; and

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

      In addition, Lehman Brothers had discussions with the managements of MIM and Chronimed concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

      In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of MIM that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the MIM projections, upon advice of MIM, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MIM as to the future financial performance of MIM and that it will perform in accordance with such projections. With respect to the Chronimed projections, upon advice of Chronimed, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chronimed as to the future financial performance of Chronimed and that Chronimed will perform in accordance with such projections. In addition, management of MIM provided Lehman Brothers with the Chronimed adjusted projections, which Lehman Brothers reviewed and discussed with management of MIM and took into account in Lehman Brothers’ analyses. Upon the advice of MIM and Chronimed, Lehman Brothers also assumed that the expected synergies will be realized substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of MIM and Chronimed and did not make or obtain any evaluations or appraisals of the assets or liabilities of MIM or Chronimed. The Lehman Brothers opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of Lehman Brothers’ opinion.

      Lehman Brothers expressed no opinion as to the prices at which shares of MIM common stock will trade at any time following the announcement or the consummation of the proposed transaction. Although Lehman Brothers evaluated the fairness, from a financial point of view, to MIM of the exchange ratio, Lehman Brothers was not requested to, and did not, recommend the specific exchange ratio to be paid in the proposed transaction, which was determined through negotiations between MIM and Chronimed.

      In connection with rendering its opinion, Lehman Brothers performed certain financial and other analyses as summarized below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of values to MIM or Chronimed, but rather made its determination as to the fairness, from a financial point of view, to MIM of the exchange ratio to be paid by MIM on the basis of the financial, comparative and other analyses performed. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MIM and Chronimed. None of MIM, Chronimed, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the MIM board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the results of the Lehman Brothers opinion.

      In arriving at its opinion, Lehman Brothers did not consider certain information and perform certain analyses it considered and performed in connection with its opinion dated August 9, 2004. Specifically, Lehman Brothers did not compare the exchange ratio to the trading values of comparable companies or the financial terms of comparable transactions. Lehman Brothers determined that it was not possible to analyze the separate effect that the announcement of the proposed merger on August 9, 2004 and subsequent events have had on the prices of MIM’s and Chronimed’s common stock and that, accordingly, a meaningful comparison to the trading values of comparable companies or the financial terms of comparable transactions could not be made.

Stock Trading History

      Lehman Brothers considered historical data with regard to the trading prices of MIM common stock and Chronimed common stock for the period from December 31, 2003 to December 30, 2004 and the relative stock price performances during this same period of the Russell 2000 Index, an index of Large-Capitalization Specialty Distribution Companies (comprised of Accredo Health, Inc. and Priority Healthcare Corp.) and an index of Small-Capitalization Specialty Distribution Companies (comprised of

Curative Health Services, Inc. and Option Care, Inc.). Lehman Brothers noted that during this time period, the share price of MIM decreased 10.7%, which outperformed the Large-Capitalization Specialty Distribution Index (which declined 13.9%) as well as the share price of Chronimed (which declined 21.6%), but underperformed the Small Capitalization Specialty Distribution Index (which increased 16.3%).

Historical Exchange Ratio Analysis

      Lehman Brothers compared the historical share prices of MIM and Chronimed during different periods during the period from August 4, 2003 to August 5, 2004, in order to determine the implied average exchange ratios that existed for those periods. Lehman Brothers noted that the exchange ratio for the proposed transaction of 1.12x is within the one-year high and one-year low and less than the one-year average.

      The following table sets forth the exchange ratio of shares of MIM common stock for each share of Chronimed common stock for the periods indicated:

	Exchange Ratio

August 5, 2004	0.912	x
30-day Average	0.940	x
180-day Average	0.983	x
1-Year Average	1.128	x
One-year High	1.586	x
One-year Low	0.804	x

Proposed Transaction	1.120	x

Discounted Cash Flow Analysis

      Lehman Brothers performed a discounted cash flow analysis to calculate the estimated present value of MIM common stock and Chronimed common stock. The estimated present value of MIM common stock and Chronimed common stock was calculated by adding the present value of the estimated free cash flow projections for the fiscal years 2005 through 2009. The estimated present value of Chronimed common stock was calculated by adding the present value of the estimated free cash flow projections for the fiscal years 2005 through 2009 by utilizing both the Chronimed baseline projections as well as the Chronimed adjusted projections. Using a range of terminal value multiples based on fiscal 2009 earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, of 7.0x to 10.0x and discount rates ranging from 9.0% to 12.0%, Lehman Brothers calculated implied per share values for both MIM and Chronimed. Based on these implied per share values, this analysis indicated the following implied exchange ratio range, as compared to the exchange ratio in the proposed transaction:

Implied Exchange Ratios Utilizing Chronimed Baseline Projections	0.999x - 1.315x
Implied Exchange Ratio Utilizing Chronimed Adjusted Projections	0.870x - 1.148x
Proposed Transaction	1.120x

      Because the proposed transaction exchange ratio of 1.120x was within the implied range of exchange ratios of 0.999x to 1.315x based upon the Chronimed baseline projections and 0.870x to 1.148 based upon the Chronimed adjusted projections, Lehman Brothers concluded that the discounted cash flow analysis supported the conclusion set forth in its opinion.

Contribution Analysis

      Using the MIM projections for MIM and the Chronimed baseline and adjusted projections for Chronimed, Lehman Brothers analyzed the respective contributions of MIM and Chronimed to certain income statement metrics, including EBITDA and net income, for the combined company for the fourth quarter CY 2004 annualized, CY 2004 and CY 2005 before taking into account the expected synergies. Lehman Brothers also considered the relative contributions to the combined company when adjusting EBITDA and net income for each company’s pro rata portion (equal to each company’s implied pro forma percentage ownership) of the expected synergies. The proportionate contributions were calculated taking into account MIM’s and Chronimed’s respective debt and cash levels and compared to the ownership of the MIM and Chronimed stockholders in the proposed transaction. This analysis indicated that the contribution from MIM was consistent with the implied ownership of the combined company in the proposed transaction and supported the conclusion set forth in Lehman Brothers’ opinion. The following table sets forth the results of this analysis:

	Contribution to
	Combined Company
			Implied
	MIM	Chronimed	Exchange Ratio

Revenue:
LTM	51%	49%	1.706	x
Projected CY 2004	51%	49%	1.713	x
Projected CY 2005	51%	49%	1.724	x
EBITDA:
LTM	68%	32%	0.859	x
Projected CY 2004	65%	35%	0.965	x
Projected CY 2005	61%	39%	1.152	x
Net Income:
Projected CY 2004	70%	30%	0.749	x
Projected CY 2005	65%	35%	0.955	x
Mean	60%	40%	1.228	x
Proposed Transaction	63%	37%	1.025	x

Pro Forma Analysis

      Lehman Brothers analyzed the pro forma effect of the proposed transaction on the earnings per share of MIM. For the purposes of this analysis, Lehman Brothers utilized the MIM projections, the Chronimed baseline projections as well as the expected synergies that managements of MIM and Chronimed estimate will result from a combination of the businesses of MIM and Chronimed. For illustrative purposes, Lehman Brothers also assumed the full year pro forma impact on CY 2005. This analysis indicated that the proposed transaction would be accretive to MIM’s CY 2005 earnings per share utilizing both the Chronimed baseline projections as well as the Chronimed adjusted projections. The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the expected synergies and, therefore, actual results may be substantially different.

Miscellaneous

      Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The MIM board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with MIM and the healthcare distribution industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the proposed transaction.

      As compensation for its services in connection with the proposed transaction, MIM has agreed to pay Lehman Brothers a fee of $1,875,000, of which $500,000 was paid to Lehman Brothers upon delivery of its opinion dated August 9, 2004 and the remainder is payable at closing. In addition, MIM has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by MIM and the rendering of the Lehman Brothers opinion.

      In the ordinary course of its business, Lehman Brothers may actively trade in the equity securities of MIM and Chronimed for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Chronimed Reasons for the Merger

      The Chronimed board of directors believes that the terms of the merger are advisable to, and in the best interests of, Chronimed and its stockholders, and has approved the merger agreement and the merger. The Chronimed board of directors recommends that the Chronimed stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger at the Chronimed special meeting.

      In reaching its decision to approve the merger and the terms of the merger agreement, the Chronimed board of directors consulted with Chronimed’s management, as well as with its legal counsel and financial advisor, and considered a number of factors, including the following:

•	Management’s discussion with the board of directors that competition in the market place is forcing specialty pharmacy companies, such as Chronimed, to create maximum scale leverage and that Chronimed’s combination with MIM would help create such leverage.

•	The belief that the combined company would realize cost-saving synergies as a result of operational and program efficiencies and the elimination of duplicative functions and programs.

•	The belief that the combined company would realize revenue synergies as a result of its improved ability to leverage manufacturing relationships and improved ability to compete for contracts with larger payor organizations.

•	The view that more significant growth opportunities would be available to the combined company for a number of reasons, including the following:

•	Chronimed is the leading distributor of HIV and post-organ transplant medications in the United States;

•	MIM has experience in the pharmacy benefit management industry and Chronimed has growth potential in that area;

•	the combined company would have a sales force whose numbers and scope of coverage would provide a sales impact beyond that currently experienced by Chronimed; and

•	MIM’s existing intravenous immunoglobulin, oncology and the Centers for Medicare and Medicaid Services drug card capabilities would expand Chronimed’s product offerings.

•	The belief that the combined company is expected to benefit from significant cross-selling opportunities with a larger and more efficient sales force plus expanded disease capabilities, a network of community-based pharmacies (StatScript), broader payor contract coverage and more expansive pharmaceutical manufacturer and wholesaler relationships.

•	The detrimental effect on Chronimed of the loss of the Aetna business, and its effects on revenues and earnings.

•	The opinion of Banc of America Securities, dated December 30, 2004, that as of that date and subject to the various assumptions and limitations set forth in its written opinion, the exchange ratio of 1.12 shares of MIM common stock for each share of Chronimed common stock to be received by Chronimed stockholders was fair from a financial point of view to Chronimed’s stockholders, as described under the section entitled “— Opinion of Financial Advisor to the Chronimed Board of Directors” beginning on page 39.

•	The presentation of Banc of America Securities on December 30, 2004, which addressed, among other things, the stand-alone value of Chronimed and also showed that the merger would be accretive on an earnings per share basis to Chronimed stockholders in 2005 and 2006.

•	Management’s discussions with the board of directors concerning the current conditions of Chronimed and the industry in which it operates, and management’s projections as to the most likely financial results to be achieved over the next several years if Chronimed continued on a stand-alone basis.

•	The view that Chronimed and MIM are a natural strategic fit for a number of reasons, including customers’ demand for larger-scale coverage of more markets from both a geographic and service perspective, i.e., one-stop shopping.

•	The limited overlap between Chronimed’s customer base and MIM’s customer base.

•	The belief that the combined company would be better positioned than Chronimed on a stand-alone basis to compete in the constantly changing healthcare environment.

•	The expectation that the combined company will deliver an expanded national coverage, a wider range of disease therapies and more comprehensive physician and patient service.

•	The expectation that the combined company’s ability to diversify reimbursement risk across more diseases, payors and manufacturers would provide a more competitive position in the marketplace and better growth opportunities than those available to Chronimed on a stand-alone basis.

•	The fact that the board of directors, with the assistance of its financial advisor and Chronimed’s management, after having investigated an indication of interest to acquire Chronimed, the possible cash acquisition of MIM and the growth of Chronimed through a series of smaller acquisitions, concluded that the preferable alternative was to combine with MIM on the basis proposed in the merger agreement.

•	A comparison of Chronimed’s business, management, financial performance and condition, strategic objectives, prospects and competitive position with that of the combined company demonstrated excellent synergies and growth prospects.

•	The structure of the proposed transaction and terms of the merger agreement. See the section entitled “The Merger Agreement” beginning on page 64.

•	The fact that the merger agreement reflected numerous changes requested by the Chronimed board of directors, including an increase in the exchange ratio for Chronimed common stock.

•	The structure of the proposed transaction as a “reorganization” for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences” on page 61.

•	The fact that the merger agreement permits the Chronimed board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, third parties in response to unsolicited acquisition proposals if the Chronimed board of directors determines that a superior proposal has been made, subject to payment of a termination fee. See the sections entitled “The Merger Agreement — No Solicitation by MIM” beginning on page 69 and “The Merger Agreement — Termination Fees” beginning on page 73.

•	The likelihood that Chronimed and MIM would be able to complete the merger, including the fact that MIM must pay Chronimed a termination fee of $4 million in the event the merger is not completed under certain conditions. See the sections entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 72 and “The Merger Agreement — Termination Fees” beginning on page 73.

      The Chronimed board of directors weighed these and other advantages and opportunities against a number of other factors identified in deliberations weighing negatively against the merger, including:

•	The challenges associated with integrating the business, operations and management of the two companies.

•	The risk of not capturing all the anticipated cost-savings and revenue enhancing synergies between Chronimed and MIM.

•	The risk of incompatible cultures of Chronimed and MIM.

      After considering these factors, the Chronimed board of directors determined that these factors were significantly outweighed by the potential benefits of the merger.

      The foregoing discussion of the information and factors considered by the Chronimed board of directors includes all of the material positive and negative factors considered by the Chronimed board of directors but is not intended to be exhaustive and may not include all of the factors considered by the Chronimed board of directors. In view of the wide variety of factors considered in connection with its evaluation of the proposed merger, the Chronimed board of directors did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. Individual members of the Chronimed board of directors may have given differing weights to differing factors.

Recommendation of the Chronimed Board of Directors

      After careful consideration, the Chronimed board of directors approved the merger agreement and the merger. For the factors considered by the Chronimed board of directors in reaching its decision to approve and adopt the merger agreement and approve the merger, see the section entitled “— Chronimed Reasons for the Merger” beginning on page 37. The Chronimed board of directors recommends that the Chronimed stockholders vote “FOR” the proposal to approve and adopt the merger agreement and approve the merger at the Chronimed special meeting.

      In considering the recommendation of the Chronimed board of directors with respect to the merger agreement and the merger, Chronimed stockholders should be aware that certain directors and executive officers of Chronimed have interests in the merger that are different from, or are in addition to, the interests of Chronimed stockholders generally. For a discussion of those interests, see the section entitled “— Interests of Chronimed Directors and Officers” beginning on page 47.

Opinion of Financial Advisor to the Chronimed Board of Directors

      In January 2004, the Chronimed board of directors retained Banc of America Securities to act as its financial advisor in connection with a proposed transaction. Banc of America Securities is a nationally recognized investment banking firm. Banc of America Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Chronimed selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities’ experience and expertise in transactions similar to the merger and its reputation in the specialty pharmacy industry and investment community.

      On August 6, 2004, Banc of America Securities delivered its oral opinion, which was subsequently confirmed in writing, to the Chronimed board of directors that, as of that date and subject to various assumptions, the exchange ratio to be received by Chronimed’s stockholders in the proposed merger pursuant to the original merger agreement was fair from a financial point of view to Chronimed’s stockholders. However, for the reasons described in the section entitled “— Background of the Merger” beginning on page 18, the terms of the merger and the merger agreement were later amended, including the exchange ratio to be received by Chronimed’s stockholders in the proposed merger.

      The Chronimed board of directors requested that Banc of America Securities prepare an opinion with respect to the amended terms of the merger. Consequently, on December 30, 2004, Banc of America Securities delivered its oral opinion, which was subsequently confirmed in writing, to the Chronimed board of directors that, as of that date and subject to various assumptions summarized below, the exchange ratio to be received by Chronimed’s stockholders in the proposed merger pursuant to the merger agreement was fair from a financial point of view to Chronimed’s stockholders. The Chronimed board of directors did not limit the investigations made or procedures followed by Banc of America Securities in rendering its opinion.

      The full text of Banc of America Securities’ written opinion, dated December 30, 2004, to the Chronimed board of directors is attached to this joint proxy statement/prospectus as Annex C. We urge you to read the opinion of Banc of America Securities for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Banc of America Securities in rendering its fairness opinion. This section is only a summary of the Banc of America Securities fairness opinion and the methodologies used by Banc of America Securities in rendering its fairness opinion.

      Banc of America Securities’ opinion is directed to the Chronimed board of directors. It does not constitute a recommendation as to how the stockholders of Chronimed and MIM should vote with respect to the merger. The opinion addresses only the fairness from a financial point of view to stockholders of Chronimed of the exchange ratio proposed to be received by such stockholders in the proposed merger. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of the Chronimed board of directors to proceed with or effect the merger or any other aspect of the merger. Statements to that effect are included in the Banc of America Securities opinion.

      Banc of America Securities:

•	reviewed publicly available financial statements and other business and financial information of Chronimed and MIM, respectively, that Banc of America Securities deemed relevant to its analysis, including Chronimed’s Annual Report on Form 10-K for the fiscal year ended July 2, 2004 and Quarterly Reports on Form 10-Q for the quarters ended December 26, 2003, March 26, 2004 and October 1, 2004, MIM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	reviewed internal financial statements and other financial and operating data concerning Chronimed and MIM prepared by the managements of Chronimed and MIM, respectively, furnished to Banc of America Securities by Chronimed;

•	analyzed financial forecasts related to Chronimed and MIM prepared by the managements of Chronimed and MIM, respectively, furnished to Banc of America Securities by Chronimed;

•	reviewed and discussed with senior executives of Chronimed and MIM information relating to strategic, financial and operational benefits anticipated from the merger prepared by the managements of Chronimed and MIM, respectively;

•	discussed the past and current operations, financial condition and prospects of Chronimed with senior executives of Chronimed and discussed the past and current operations, financial condition and prospects of MIM with senior executives of MIM;

•	reviewed the pro forma impact of the merger on Chronimed’s and MIM’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed information prepared by members of senior management of Chronimed and MIM relating to the relative contributions of Chronimed and MIM to the combined company;

•	reviewed the reported prices and trading activity for the Chronimed common stock and the MIM common stock;

•	compared the financial performance of Chronimed and MIM and the prices and trading activity of the Chronimed common stock and MIM common stock with that of other publicly traded companies that Banc of America Securities deemed relevant;

•	compared the financial terms of the merger to the financial terms, to the extent publicly available, of other business combination transactions that Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Chronimed and MIM and their financial and legal advisors;

•	reviewed the original merger agreement, the amended terms of the merger and certain related documents; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

      Banc of America Securities reviewed the amended terms of the merger in preparation of its opinion. The merger agreement amendment contained terms that were substantially similar to those reviewed.

      In conducting its review and arriving at its opinion, Banc of America Securities did not assume any responsibility to independently verify the information listed above. Instead, with the consent of the Chronimed board of directors, Banc of America Securities assumed and relied upon the information as being accurate and complete in all material respects. Banc of America Securities also made the following assumptions with the consent of the Chronimed board of directors:

•	with respect to the financial forecasts for Chronimed and MIM provided to Banc of America Securities by management of each company, including information relating to certain strategic, financial and operational benefits anticipated from the merger, on the advice of Chronimed’s management, that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Chronimed and MIM as to the future financial performance of both companies;

•	that for purposes of certain portions of this analysis, Banc of America Securities excluded certain revenues generated by Chronimed’s Specialty Pharmacy Mail Service Vendor Agreement with Aetna as of December 31, 2003 and by Chronimed’s exclusive contract with the Health Resources and Services Administration of the Federal Government that was awarded in December 2004 for the distribution of HIV medications; and

•	that the merger will be completed in accordance with the terms described in the merger agreement with full satisfaction of all covenants and conditions, and without waiver by Chronimed or MIM of any of the conditions to their obligations that are contained in the merger agreement.

      Chronimed and MIM do not publicly disclose internal management forecasts of the type provided to Banc of America Securities by the management of each of Chronimed and MIM in connection with Banc of America Securities’ review of the merger. The forecasts were not prepared with a view toward public disclosure. In addition, the forecasts were based on numerous variables and assumptions that are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from the results set forth in the forecasts. Banc of America Securities has assumed no liability for the forecasts.

      In addition, for purposes of its opinion, Banc of America Securities:

•	relied on advice of counsel and independent accountants to Chronimed as to all legal and financial reporting matters with respect to Chronimed, the merger and the merger agreement; and

•	did not make any independent valuation or appraisal of the assets or liabilities of Chronimed, nor did Banc of America Securities receive any such appraisals.

      Banc of America Securities’ opinion was based on economic, monetary and market and other conditions in effect on, and the information made available to it as of, the date of the opinion.

Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise or reaffirm its opinion.

      The following represents a summary of the material financial analyses performed by Banc of America Securities in connection with providing its opinion to the Chronimed board of directors. Some of the summaries of financial analyses performed by Banc of America Securities include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, we urge you to read the tables together with the related text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

Valuation Analyses Regarding Chronimed and MIM

      Comparable Company Analysis. Based on public and other available information, Banc of America Securities calculated the multiples of (1) aggregate value to projected 2004 and 2005 EBITDA, (2) projected P/ E for 2004 and 2005 and (3) projected P/ E to growth, referred to as PEG, for 2005 for the following four companies in the specialty pharmacy industry that Banc of America Securities deemed to be comparable to Chronimed and MIM: Accredo Health, Inc., Curative Health Services, Inc., Option Care, Inc., and Priority Healthcare Corporation.

      Banc of America Securities defined aggregate value to mean:

•	equity value, defined as the product of the number of shares of common stock outstanding for a company multiplied by its stock price; plus

•	outstanding funded debt; less

•	cash and cash equivalents.

      The following table, based on the latest publicly available information, sets forth multiples indicated by this analysis for these four companies using closing stock prices as of December 28, 2004:

	Aggregate Value
	as a Multiple of
	EBITDA				Price/Earnings				CY2005
									P/E to
Company	2004P		2005P		2004P		2005P		Growth

Accredo Health, Inc.	10.6	x	9.8	x	17.2	x	16.3	x	102.0%
Curative Health Services, Inc.	12.6	x	10.3	x	22.6	x	23.4	x	234.1%
Option Care, Inc.	10.4	x	8.6	x	20.0	x	17.1	x	85.3%
Priority Healthcare Corp.	10.9	x	9.6	x	19.1	x	18.0	x	119.7%

Mean	11.1	x	9.6	x	19.7	x	18.7	x	135.3%
Median	10.8	x	9.7	x	19.5	x	17.5	x	110.8%
Chronimed	5.2	x	6.1	x	13.7	x	16.3	x	108.8%
MIM	8.0	x	6.5	x	20.0	x	17.3	x	115.3%

      In addition, Banc of America Securities compared selected financial and market data of MIM to the following five companies in the pharmacy benefit management industry that Banc of America Securities deemed to be comparable to MIM: Caremark Rx Inc., Express Scripts, Inc., Medco Health Solutions, Inc., HealthExtras, Inc., and National Medical Health Card Systems, Inc., referred to as NMHC.

      The results of this analysis based on the latest publicly available information and using closing stock prices as of December 28, 2004 are set forth below:

	Aggregate Value
	as a Multiple of
	EBITDA				Price/Earnings
									CY2005 P/E
Company	2004P		2005P		2004P		2005P		to Growth

Caremark Rx Inc.	14.6	x	11.3	x	27.4	x	20.7	x	103.3%
Express Scripts, Inc.	10.8	x	9.3	x	19.9	x	16.8	x	88.6%
Medco Health Solutions, Inc.	9.4	x	8.7	x	19.2	x	17.1	x	114.3%
HealthExtras, Inc.	22.5	x	15.7	x	36.2	x	27.1	x	108.5%
NMHC	15.7	x	11.9	x	24.0	x	20.6	x	68.6%

Mean	14.6	x	11.4	x	25.3	x	20.5	x	96.7%
Median	14.6	x	11.3	x	24.0	x	20.6	x	103.3%
Chronimed	5.2	x	6.1	x	13.7	x	16.3	x	108.8%
MIM	8.0	x	6.5	x	20.0	x	17.3	x	115.3%

      The comparable company analysis compared Chronimed and MIM to the four publicly traded companies in the specialty pharmacy industry and also compared MIM to five publicly traded companies in the pharmacy benefit management industry. Each company was selected because (a) it had an active public trading market for its equity securities, (b) it was a distributor of specialty pharmaceuticals or provided pharmacy benefit management services and (c) Banc of America Securities believed the company had operating, market valuation and trading valuations similar to those of Chronimed and MIM.

      The analysis implied a range of values for Chronimed common stock of $5.50 to $8.00 per share and a range of values for MIM common stock of $4.75 to $6.25 per share.

      Comparable Transactions Analysis. Based on public and other available information, Banc of America Securities calculated the multiples of aggregate value to each of latest twelve months revenues and EBITDA for the acquired company implied in eleven acquisitions of specialty pharmacy companies that have been announced since 1999.

      The following table sets forth the multiples indicated by this analysis for these eleven acquisitions:

			Enterprise Value as
			a Multiple of:

			LTM		LTM
Announcement Date	Acquiror	Target	Revenue		EBITDA

February 2004	Curative Health Services, Inc.	Critical Care Systems, Inc.	NA		NA
December 2003	Express Scripts, Inc.	CuraScript	0.79	x	NA
December 2002	AmerisourceBergen Corp.	US Bioservices Corp.	1.33	x	NA
June 2002	Cardinal Health, Inc.	Syncor International Corp.	1.34	x	9.3	x
April 2002	Caremark Rx, Inc.	Choice Source Therapeutics	NA		NA
January 2002	Accredo Health, Inc.	SPS division of Gentiva Health Services, Inc.	0.53	x	NA
June 2001	AdvancePCS	TheraCom	NA		NA
December 2000	Priority Healthcare Corp.	Freedom Drug	0.45	x	NA
October 2000	Advance Paradigm Inc.	PCS Health Systems Inc.	0.82	x	7.2	x
July 2000	CVS Corp.	Stadtlander (Bergen Brunswig Corp.)	NA		NA
January 1999	Bergen Brunswig Corp.	Stadtlander Drug	0.80	x	NA
		Mean	0.87	x	8.3	x
		Median	0.80	x	8.3	x
		Proposed Merger	0.13	x	6.1	x

      The comparable transactions analysis compared the merger to the eleven acquisitions of specialty pharmacy companies that occurred in such industry. Consequently, Banc of America Securities did not include every transaction that could be deemed to have occurred in the relevant industries.

      The analysis implied an acquisition value of Chronimed common stock ranging from $8.25 to $10.25 per share and an acquisition value of MIM common stock ranging from $5.75 to $7.25 per share.

      No company or transaction used in the comparable company or comparable transactions analyses is identical to Chronimed, MIM or the merger. Accordingly, an analysis of the foregoing results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Chronimed, MIM and the merger are being compared.

      Discounted Cash Flow Analysis. Banc of America Securities used financial cash flow forecasts for Chronimed for calendar years 2005 through 2009, as estimated by the management of Chronimed, to perform discounted cash flow analysis. In conducting this analysis, Banc of America Securities first calculated the present values of the forecasted unlevered free cash flows of Chronimed. Second, Banc of America Securities estimated the terminal value of Chronimed at the end of 2009 by applying multiples to Chronimed’s estimated 2009 EBITDA, which multiples ranged from 7.0x to 9.0x. Banc of America Securities then discounted the cash flows and terminal values to present values using discount rates ranging from 11.0% to 13.0%. Banc of America Securities selected the range of discount rates to reflect cost of equity of 13.9% and cost of debt of 3.4%. This analysis did not take into account any potential synergies anticipated from the merger, as the discounted cash flow analysis evaluated Chronimed on a standalone basis without assuming the impact of any synergies being realized after the merger.

      This analysis indicated a range of value for Chronimed common stock from $7.50 to $9.75 per share.

      Banc of America Securities used financial cash flow forecasts for MIM for calendar years 2005 through 2009, as estimated by the managements of MIM and Chronimed, to perform the discounted cash flow analysis. In conducting this analysis, Banc of America Securities first calculated the present values of the forecasted unlevered free cash flows of MIM. Second, Banc of America Securities estimated the terminal value of MIM at the end of 2009 by applying multiples to MIM’s estimated 2009 EBITDA, which multiples ranged from 7.0x to 9.0x. Banc of America Securities then discounted the cash flows and terminal values to present values using discount rates ranging from 11.0% to 13.0%. Banc of America Securities selected the range of discount rates to reflect cost of equity of 12.4% and cost of debt of 2.5%. This analysis did not take into account any potential synergies anticipated from the merger, as the discounted cash flow analysis evaluated MIM on a standalone basis without assuming the impact of any synergies being realized after the merger.

      This analysis indicated a range of value for MIM common stock from $6.25 to $8.25 per share.

      Contribution Analysis. Banc of America Securities used the estimates and forecasts for Chronimed prepared by management of Chronimed and for MIM prepared by managements of MIM and Chronimed to review the estimated contribution of each company to the (1) revenue, (2) EBITDA, (3) earnings before interest and taxes, referred to as EBIT, (4) net income and (5) discounted cash flow analysis for each of (a) estimated calendar year 2004, (b) projected calendar year 2005 and (c) projected calendar year 2006, for the combined company. This analysis evaluated Chronimed’s and MIM’s contribution to the combined company on a standalone basis and did not take into account any potential synergies following completion of the merger.

      This analysis indicated the implied equity ownership based on Chronimed’s contribution:

	On a	On a	On a
	Projected	Projected	Projected
	Calendar Year	Calendar Year	Calendar Year
Contribution to:	2004 Basis	2005 Basis	2006 Basis

Revenue	51%	48%	47%
EBITDA	40%	43%	41%
EBIT	41%	44%	42%
Net income	37%	40%	36%
Discounted cash flow analysis	41%	—	—

      Banc of America Securities then compared the contributions to the pro forma share ownership of the combined company to be owned by each company’s respective stockholders, assuming the merger was completed under the terms of the merger agreement. On a pro forma basis, Chronimed stockholders would own approximately 40% of the combined company.

      Exchange Ratio Analysis. Banc of America Securities reviewed the historical ratio of closing price per share of Chronimed common stock to that of MIM common stock for several time periods during the one-year period from December 28, 2003 to December 28, 2004 and prior to announcement of the merger on August 9, 2004. In its analysis, Banc of America Securities used the closing stock prices on August 5, 2004 as the day prior to the announcement of the merger due to market speculation of a merger between Chronimed and MIM. During the one-year period, the historical exchange ratio calculated on a daily basis has ranged from a low of 0.804x on June 4, 2004 to a high of 1.286x on February 11, 2004. The current exchange ratio on December 28, 2004 was 1.020x.

      The average exchange ratios for selected time periods during the last year were:

Average
Time Period Before August 5, 2004	Exchange Ratio

One day prior to announcement	0.912x
One month prior to announcement	0.944x
Three months prior to announcement	0.915x
Prior to announcement since 12/28/03	1.027x

      Banc of America Securities noted that the average exchange ratios for all of these periods were less than the exchange ratio of 1.120x proposed in the amended terms of the merger.

      Accretion/ Dilution Analysis. Using financial forecasts and base synergies projections of Chronimed and MIM provided by their respective managements, Banc of America Securities reviewed the pro forma effects of the merger, including a comparison of estimated earnings per share on a stand-alone basis for Chronimed and MIM to the estimated earnings per share of the combined company for calendar years 2005 through 2006. The base synergy projections are estimates of the financial and operational benefits anticipated from the merger prepared by the management of Chronimed.

      Banc of America Securities noted that, based on (1) the forecasts provided by each company, (2) realization of the estimated synergies and (3) assuming completion of the merger under the amended terms of the merger, the accretion or dilution to Chronimed’s and MIM’s earnings per share would be:

	Accretion (Dilution) to	Accretion (Dilution) to
	Chronimed	MIM
Calendar Year	Earnings per Share	Earnings per Share

2005	31.9%	39.8%
2006	44.9%	30.2%
2007	36.6%	26.2%

      Historical Stock Price Analysis. Banc of America Securities reviewed and compared the historical stock price performance of Chronimed and MIM for the period from December 28, 2003 through December 28, 2004. The analysis indicated that the closing market price per share for Chronimed common stock during this period ranged from $5.50 to $10.00 and that the closing market price of MIM common stock during this period ranged from $5.69 to $9.58.

      Banc of America Securities noted that the equity value per share to Chronimed stockholders based on the terms of the merger and the closing price of MIM common stock on December 28, 2004 was $7.17, which compared favorably to the closing price of Chronimed common stock on December 28, 2004 of $6.53.

      As noted above, the discussion above is merely a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and therefore, such opinion is not susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Chronimed board of directors. Banc of America Securities did not assign any specific weight to any of the analyses described above, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Banc of America Securities’ view of the actual value of Chronimed or MIM.

      In performing its analyses, Banc of America Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Chronimed and MIM. The analyses performed by Banc of America Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Chronimed, MIM, Banc of America Securities or any other person assumes responsibility if future results are materially different from those projected. These analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness from a financial point of view to the stockholders of Chronimed of the exchange ratio to be received by such stockholders in the proposed merger and were provided to the Chronimed board of directors in connection with the delivery of

Banc of America Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future, including the prices at which the MIM common stock will trade following consummation of the merger.

      As described above, Banc of America Securities’ opinion and presentation to the Chronimed board of directors were among the many factors taken into consideration by the Chronimed board of directors in making its determination to approve, and to recommend that Chronimed’s stockholders approve, the merger agreement and should not be considered as determinative of such decision.

      Chronimed agreed to pay Banc of America Securities a fixed fee of $300,000 at the time it delivered its fairness opinion in August 2004 and a transaction fee contingent on the completion of the merger. The transaction fee will be determined at the time the merger is completed and will be equal to 1.50% of the aggregate consideration to be paid in the merger, but will not be less than $1.5 million. The fee of $300,000 paid to Banc of America Securities in August 2004 will be credited against the transaction fee. As of December 28, 2004, based on MIM’s closing stock price, the transaction fee payable to Banc of America Securities was estimated to be approximately $1.5 million, including the fee of $300,000 previously paid. In addition, Chronimed agreed to pay a fixed fee of $600,000 for the fairness opinion delivered in December 2004. Consequently, the amount to be paid to Banc of America Securities upon consummation of the merger will not be less than $2.1 million in the aggregate, including the fee of $300,000 previously paid. The terms of the fee arrangement with Banc of America Securities were negotiated at arm’s length between Chronimed and Banc of America Securities, and the Chronimed board of directors was aware of this fee structure, including the fact that a significant portion of the aggregate fee payable to Banc of America Securities is contingent upon consummation of the transaction, and took it into account in considering Banc of America Securities’ fairness opinions and in approving the merger. The engagement letter calls for Chronimed to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, and Chronimed has agreed to indemnify Banc of America Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against particular liabilities, including liabilities under the federal securities laws.

      In the ordinary course of its business, Banc of America Securities and its affiliates may actively trade the debt and equity securities or loans of Chronimed and MIM for its own account and for the accounts of customers. Accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans. Banc of America Securities or its affiliates may from time to time provide financial advisory and financing services to Chronimed and MIM for which it and its affiliates receive fees.

Interests of Chronimed Directors and Officers

Employment Arrangements

      Chronimed has employment agreements with two of its executive officers, Mr. Blissenbach and Mr. Zappa. Under Mr. Blissenbach’s employment agreement, if his employment is terminated by Chronimed without cause or through delivery of a non-renewal notice or by him for good reason, Mr. Blissenbach is entitled to receive (1) his base salary through the date of termination, including the prorated bonus earned for the partial year, if any, (2) base salary payments for a period of 24 months after termination at the rate in effect on the date of termination, payable monthly, (3) the average of any incentive compensation paid or payable by Chronimed for the two most recent fiscal years, payable monthly, (4) immediate vesting of all unvested stock options and (5) continuance of healthcare coverage, life insurance and general employee benefit plans of Chronimed for a period of two years or until Mr. Blissenbach becomes eligible for such insurance coverages from another employer. If Mr. Blissenbach’s employment is terminated within two years of a change of control (as defined in the employment agreement) by him for good reason or by Chronimed without cause, Mr. Blissenbach is entitled to receive (1) his base salary through the date of termination, including the prorated bonus earned for the partial year, (2) a lump sum payment equal to 36 months of Mr. Blissenbach’s then current annualized base salary plus the aggregate annual bonus compensation paid for the preceding three full years or three times the target bonus for the year of termination, whichever is greater, (3) immediate vesting of all unvested stock options and (4) continued participation in medical, dental, life and disability insurance benefits at the same premium cost in effect for active employees for two years. As of August 6, 2004, the date on which the Chronimed board of directors initially approved the merger, Mr. Blissenbach held options to purchase an aggregate of 878,710 shares of Chronimed common stock, of which options to purchase 272,601 shares were unvested.

      Pursuant to the terms and conditions of an amendment and assumption of employment agreement entered into among MIM, Chronimed and Mr. Blissenbach as of August 9, 2004, and conditioned upon the closing of the merger, MIM has agreed to employ Mr. Blissenbach, and Mr. Blissenbach has agreed to accept employment, as Chief Executive Officer and President of the combined company pursuant to the terms of the amended employment agreement. Under the amended employment agreement, Mr. Blissenbach has agreed that being employed in such new positions and terminating his positions in Chronimed will not constitute good reason for Mr. Blissenbach to terminate the employment agreement in connection with the merger. As a result, the completion of the merger does not trigger Mr. Blissenbach’s right to receive severance compensation or other termination benefits.

      Under Mr. Zappa’s employment agreement, if Chronimed terminates his employment without cause, Mr. Zappa is entitled to receive (1) base salary payments for a period of 12 months after termination at the rate in effect on the date of termination, (2) the average of any incentive compensation paid or payable by Chronimed for the most recent two fiscal years and (3) immediate vesting of all unvested stock options. As of August 6, 2004, Mr. Zappa held options to purchase an aggregate of 146,780 shares of Chronimed common stock, of which options to purchase 61,055 shares were unvested. Chronimed has offered to amend Mr. Zappa’s employment agreement to include a change of control severance arrangement identical to the change of control severance agreements described below in “— Interests of Chronimed Directors and Officers — Change of Control Severance Agreements.”

Change of Control Severance Agreements

      On June 14, 2004, Chronimed entered into change of control severance agreements with the following executive officers: Mr. Keane, Chief Financial Officer; Mr. Guenthner, General Counsel; Mr. Staloch, Chief Information Officer; Mr. Reagan, Vice President of Corporate Development; and Ms. Haberman, Vice President of Human Resources. Chronimed entered into these agreements to incentivize the officers to remain with Chronimed during the period preceding and following the merger. Under the terms of the change of control severance agreements and the change of control severance provisions proposed for Mr. Zappa, if within one year from closing the executive officer is not given an offer to remain employed by Chronimed or to become employed by MIM after completion of the merger, or the executive officer rejects such an offer, the executive officer is entitled to receive (1) his or her base salary through the date of termination, including the prorated bonus earned for the partial year, if any, (2) base salary payments for a period of 12 months after termination at the rate in effect on the date of termination, payable on a monthly basis, (3) the average of any bonus or incentive compensation paid or payable by Chronimed to the executive officer for the two most recent fiscal years, payable in equal monthly installments and (4) immediate vesting of all unvested stock options conditioned upon the executive officer entering into a general release of all claims against Chronimed and its successors. As of August 6, 2004, the date on which the Chronimed board of directors initially approved the merger, Mr. Zappa, Mr. Keane, Mr. Guenthner, Mr. Staloch, Mr. Reagan and Ms. Haberman held options to purchase an aggregate of 665,230 shares of Chronimed common stock, of which options to purchase 291,371 shares were unvested. If the executive officer accepts an offer to remain employed with Chronimed or become employed with MIM after completion of the merger, and within one year of completion of the merger, the executive officer terminates his or her employment for good reason or Chronimed or MIM, as the case may be, terminates the executive officer’s employment without cause, the executive is entitled to receive the severance benefits described above conditioned upon the executive officer entering into a general release of all claims against Chronimed and its successors. If the employment of all of these executive officers is terminated after the merger under circumstances entitling them to severance compensation under their respective agreements, the aggregate amount of cash severance that would be payable to these executive officers would be approximately $1.5 million.

Stock Options

      All of the stock options currently held by Chronimed’s employees, including its executive officers (Mr. Blissenbach, Mr. Keane, Mr. Guenthner, Mr. Staloch, Mr. Reagan, Mr. Zappa and Ms. Haberman) and directors (Mr. Blissenbach, Thomas A. Cusick, Thomas F. Heaney, Mr. Holubiak, Mr. Hubers, Karen G. Larson, Mr. Owens and Mr. Samuels) will vest and become fully exercisable upon consummation of the merger. Based upon stock options outstanding under Chronimed’s various equity compensation plans as of August 6, 2004, the date on which the Chronimed board of directors initially approved the merger, the number of unvested options to acquire shares of Chronimed common stock held by the executive officers and directors of Chronimed that will become fully vested and exercisable as a result of the merger is approximately 699,000 in the aggregate.

      The following table sets forth information concerning stock options held by Chronimed’s executive officers and directors as of August 6, 2004.

		Exercise	Number of	Number of	Number of
	Option Grant	Price Per	Options	Vested	Unvested
Name	Date	Share	Granted	Options	Options

Henry F. Blissenbach	8/5/2003	$10.70	200,910	68,309	132,601
	8/21/2002	4.89	176,000	176,000	—
	8/1/2001	5.25	200,953	132,000	68,953
	8/1/2001	5.25	19,047	—	19,047
	8/29/2000	7.375	14,003	—	14,003
	8/29/2000	7.375	115,997	78,000	37,997
	7/2/1999	8.281	11,680	11,680	—
	7/2/1999	8.281	46,720	46,720	—
	11/18/1998	10.75	49,098	49,098	—
	11/18/1998	10.75	9,302	9,302	—
	11/13/1996	14.625	5,000	5,000	—
	9/12/1995	13.4375	30,000	30,000	—
Thomas A. Cusick	11/19/2003	8.92	10,000	—	10,000
	11/20/2002	4.96	6,667	6,667	—
	4/26/2002	6.21	30,000	15,000	15,000
Kenneth S. Guenthner	8/5/2003	10.70	36,661	13,649	23,012
	8/5/2003	10.70	18,429	5,081	13,348
	8/21/2002	4.89	2,240	2,240	—
	8/21/2002	4.89	8,760	8,760	—
	8/1/2001	5.25	20,200	12,120	8,080
	8/29/2000	7.375	10,000	6,000	4,000
	7/2/1999	8.281	5,840	5,840	—
	11/18/1998	10.75	5,840	5,840	—
	2/17/1998	10.813	4,500	4,500	—
Colleen M. Haberman	3/22/2004	7.76	20,000	—	20,000
Thomas F. Heaney	11/19/2003	8.92	10,000	—	10,000
	11/20/2002	4.96	10,000	10,000	—
	11/27/2001	4.73	10,000	10,000	—
	11/13/2000	6.875	30,000	30,000	—
Myron Z. Holubiak	11/19/2003	8.92	10,000	—	10,000
	11/20/2002	4.96	2,500	2,500	—
	9/20/2002	4.79	30,000	30,000	—

		Exercise	Number of	Number of	Number of
	Option Grant	Price Per	Options	Vested	Unvested
Name	Date	Share	Granted	Options	Options

David R. Hubers	11/19/2003	8.92	10,000	—	10,000
	11/20/2002	4.96	10,000	10,000	—
	11/27/2001	4.73	10,000	10,000	—
	12/14/2000	8.125	30,000	15,000	15,000
Gregory H. Keane	8/5/2003	10.70	7,873	—	7,873
	8/5/2003	10.70	75,627	28,390	47,237
	8/21/2002	4.89	35,500	35,500	—
	8/1/2001	5.25	8,000	—	8,000
	8/1/2001	5.25	12,000	12,000	—
	8/29/2000	7.375	26,627	7,861	18,766
	8/29/2000	7.375	23,373	22,139	1,234
	7/2/1999	8.281	5,607	5,607	—
	7/2/1999	8.281	3,738	3,738	—
	7/2/1999	8.281	7,200	7,200	—
	7/2/1999	8.281	4,800	4,800	—
	11/18/1998	10.75	8,730	8,730	—
	11/18/1998	10.75	615	615	—
Karen G. Larson	11/19/2003	8.92	5,836	—	5,836
	4/22/2003	8.4	30,000	5,000	25,000
Charles V. Owens, Jr.	11/19/2003	8.92	10,000	—	10,000
	12/14/2000	8.125	5,000	3,000	2,000
	2/23/2000	9.00	5,000	1,000	4,000
	11/18/1998	10.75	5,000	1,000	4,000
	12/3/1997	11.75	5,000	1,000	4,000
	11/13/1996	14.625	5,000	5,000	—
	9/29/1994	12.50	30,000	30,000	—
Brian J. Reagan	8/5/2003	10.70	28,035	9,345	18,690
	8/5/2003	10.70	36,515	12,602	23,913
	9/23/2002	4.80	25,000	25,000	—
Stuart A. Samuels	11/19/2003	8.92	10,000	—	10,000
	11/20/2002	4.96	10,000	10,000	—
	11/27/2001	4.73	10,000	10,000	—
	11/13/2000	6.875	30,000	30,000	—
Thomas A. Staloch	8/5/2003	10.70	21,144	7,048	14,096
	8/5/2003	10.70	18,496	6,429	12,067
	8/21/2002	4.89	18,600	18,600	—
	5/7/2002	5.66	10,000	4,000	6,000
	2/19/2002	6.79	3,000	1,200	1,800
	8/1/2001	5.25	2,500	1,500	1,000
	1/31/2001	10.938	3,000	1,800	1,200
Anthony J. Zappa	8/5/2003	10.70	17,523	5,841	11,682
	8/5/2003	10.70	52,257	17,884	34,373
	8/21/2002	4.89	23,181	23,181	—
	8/21/2002	4.89	28,819	28,819	—
	1/8/2002	7.50	25,000	10,000	15,000

Totals			1,913,943	1,215,135	698,808

      The number of options held as of August 6, 2004 by the executive officers, directors and employees of Chronimed that will vest as a result of the merger, and the number of such options that have an exercise price higher than, and equal to or less than, $7.78, the closing price of Chronimed common stock as of that date, are as follows:

Number of Shares of Chronimed Common Stock
Purchasable Under Stock Options That Will Vest

	Executive	All Other	Chronimed Options
Directors	Officers	Employees	Exercise Price

15,000	223,880	99,650	$7.78 or less
119,836	340,092	225,485	higher than $7.78

      In connection with the merger, each Chronimed stock option that is outstanding immediately prior to the consummation of the merger will remain outstanding following consummation of the merger and will be converted into the right to receive shares of MIM common stock as described in the section entitled “The Merger — Treatment of Chronimed Stock Options” beginning on page 59. Based on stock options outstanding as of August 6, 2004 under Chronimed’s various equity compensation plans, options to acquire an aggregate of approximately 1.9 million shares of Chronimed common stock held by Chronimed’s executive officers and directors will be so converted upon consummation of the merger.

Interests of MIM Directors and Officers

      Neither the merger nor the contemplated transactions will trigger any change of control or other severance payment under any employment agreement or other compensation arrangement between MIM and any of its directors or employees. In addition, no MIM stock options will accelerate as a result of the merger or the other contemplated transactions. MIM entered into amendments to employment agreements with Mr. Posner on October 28, 2004 and Mr. Corvese on December 1, 2004, however, pursuant to which they will be entitled to terminate their employment with MIM for good reason if their principal location of employment is relocated more than 50 miles from their current employment locations. In that event, they would be entitled to receive one year or two years of salary, respectively, and other severance compensation. Other key members of management, including Mr. Blissenbach, will be located in Minneapolis, Minnesota. Although there are no current plans or intentions to require either of them to relocate to Minneapolis, for example, any requirement to do so after the merger would trigger their rights to terminate for good reason. For a discussion of MIM employment agreements, see the section entitled “MIM Stock Plan and Compensation Information — Employment Agreements” beginning on page 82.

Form of Merger

      Subject to the terms and conditions of the merger agreement and in accordance with Minnesota law, at the effective time of the merger, Chronimed Acquisition Corp., a Minnesota corporation and indirect wholly owned subsidiary of MIM, referred to as Merger Sub (to which Corvette Acquisition Corp., a Delaware Corporation and direct wholly owned subsidiary of MIM, assigned all of its rights, interests and obligations under the merger agreement), will be merged with and into Chronimed. Chronimed will survive the merger as a wholly owned subsidiary of MIM.

Effective Time of the Merger

      The merger will become effective upon the filing of the articles of merger with the Minnesota Secretary of State, or at such later time as agreed upon by MIM and Chronimed and as specified in the articles of merger. The filing of the articles of merger will occur as soon as practicable after satisfaction or waiver of the conditions to completion of the merger set forth in the merger agreement.

Operations and Management Following the Merger

      Following the merger, the combined company will have 31 community-based pharmacies in major metropolitan areas throughout the United States. The combined company intends to operate non-retail dispensing or other operating facilities in the following locations:

•	Minneapolis, Minnesota

•	Columbus, Ohio

•	Livingston, New Jersey

•	Bronx, New York

•	Roslyn Heights, New York

•	Wakefield, Rhode Island

•	Westchester, Pennsylvania

      The corporate headquarters of the combined company will be in Elmsford, New York and the business headquarters of the combined company will be in Minneapolis, Minnesota. Mr. Blissenbach will be located at the combined company’s Minneapolis facility. It is anticipated that most other members of senior management of the combined company will be located in Minneapolis, Minnesota and Elmsford, New York.

Management of the Combined Company

      Following the merger, we anticipate that the combined company will be one of the largest specialty pharmacy distribution and clinical management businesses in the United States. The combined company will have broad disease coverage and therapy management capabilities, national retail and mail distribution coverage, as well as a pharmacy benefit management platform. The combined company’s diverse customer base will include managed care organizations and other third-party payors, physicians, individual private pay patients in addition to Medicaid and Medicare populations and individuals receiving benefits under state benefit programs. MIM and Chronimed believe that the merger will combine their individual strengths in payor contracting, physician sales, manufacturer services, clinical management and fulfillment. MIM and Chronimed expect to create a balance of community-based care with centralized, nationwide capabilities and access to individuals with chronic conditions through expanded local distribution, making the combined company more competitive.

      Following the merger, the company intends to operate in the following areas: specialty mail service, community based specialty pharmacy and pharmacy benefit management. Each area will be led by an experienced manager who will have profit and loss responsibilities. These managers currently include Mr. Carfora, Mr. Corvese and Mr. Zappa. Support to the combined company will be provided by Ms. Haberman, Ms. Johnson, Mr. Keane, Mr. Posner, Mr. Pettengill, Mr. Reagan and Mr. Staloch. See the section entitled “— Senior Management” beginning on page 54.

Anticipated Cost Savings and Other Benefits

      MIM and Chronimed anticipate achieving approximately $10 million in annual cost savings as a result of integration. The actions that will be required to achieve these savings are expected to take place during the first 12 months after completion of the merger. Not all of the $10 million will be realized during those first 12 months.

MIM and Chronimed anticipate that after 12 months the combined company will be able to achieve annual cost savings of $10 million.

      MIM and Chronimed anticipate that cost savings associated with the merger will result from integrating operations, as well as streamlining sales and support functions and eliminating duplicative corporate and administrative positions, programs, functions and facilities. See the sections entitled

“— MIM Reasons for the Merger” beginning on page 27 and “— Chronimed Reasons for the Merger” beginning on page 37.

      Integration planning is ongoing. The integration team consists of Mr. Reagan, Vice President Corporate Development of Chronimed, and Mr. Carfora, Chief Operating Officer of MIM. They are responsible for developing the overall integration plan for MIM and Chronimed after the merger.

      The integration plan provides for the consolidation of Chronimed’s Minneapolis, Minnesota call center and pharmacy fulfillment operations into MIM’s existing Columbus, Ohio distribution facility. We expect that this consolidation will eliminate the significant costs associated with the operation of two facilities with overlapping capabilities. MIM and Chronimed are continuing to evaluate other areas of costs savings for the combined company.

      In addition, MIM and Chronimed anticipate that the merger may result in other benefits, which have not been quantified, including the following:

•	The development of significant cross-selling opportunities with a larger and more efficient sales process due to expanded disease capabilities, StatScript community-based pharmacies, broader payor contract coverage and more expansive pharmaceutical manufacturer relationships.

•	The opportunity to deliver expanded national coverage and a wider range of disease therapies, more comprehensive physician and patient service and enhanced clinical strength.

•	The ability to reach more customers due to the limited overlap between Chronimed’s customer base and MIM’s customer base.

Directors

      After the merger, the directors of the combined company are expected to be as follows:

Name	Age	Position

Richard H. Friedman	54	Director (Chairman)
Henry F. Blissenbach	62	Director
Richard A. Cirillo	54	Director
Charlotte W. Collins	52	Director
Louis T. DiFazio	67	Director
Myron Z. Holubiak	57	Director
David R. Hubers	61	Director
Martin (“Michael”) Kooper	69	Director
Richard L. Robbins	63	Director
Stuart A. Samuels	62	Director

      Mr. Friedman is currently Chairman and Chief Executive Officer of MIM and will be the Chairman of the Board of Directors of the combined company. He joined MIM in April 1996 and was elected as a director of MIM and appointed its Chief Financial Officer and Chief Operating Officer in May 1996. He served as Chief Financial Officer and Chief Operating Officer until April 1998, when he became Chief Executive Officer. Mr. Friedman also served as MIM’s Treasurer from April 1996 until February 1998.

      Mr. Blissenbach is currently Chairman and Chief Executive Officer of Chronimed and will be Chief Executive Officer and President of the combined company. Mr. Blissenbach was appointed Chairman of the Board of Directors and Chief Executive Officer of Chronimed on July 1, 2000. Mr. Blissenbach was named President and Chief Operating Officer of Chronimed in May 1997. He became a director of Chronimed in September 1995. From 1992 to 1997, he served as President of Diversified Pharmaceutical Services, Inc., a UnitedHealthcare subsidiary until 1994 and afterwards a subsidiary of SmithKline Beecham Corp. Diversified Pharmaceutical Services, Inc. was a

pharmacy benefit management firm. Mr. Blissenbach also serves as a director of Ligand Pharmaceuticals Inc., a publicly held biopharmaceutical development company, and Opportunity Partners, Inc., a nonprofit company.

      Mr. Cirillo is currently a member of the MIM board of directors. Since June 1999, Mr. Cirillo has been a partner of the law firm of King & Spalding LLP. From 1983 until June 1999, Mr. Cirillo was a member of the law firm of Clifford Chance Rogers & Wells LLP, with which he had been associated since 1975. Since Mr. Cirillo joined King & Spalding LLP, that firm has served as the MIM’s outside legal counsel. Prior to that time, Clifford Chance Rogers & Wells LLP had served in that capacity.

      Ms. Collins is currently a member of the MIM board of directors. Since January 2002, Ms. Collins has been Associate Research Professor, Director of Minority Health Policy Program, at the George Washington University School of Public Health and Health Services. Since 1996, Ms. Collins has been associated with the law firm of Powell, Goldstein, Frazer & Murphy, LLP in Washington, DC. During 1998, Ms. Collins held the position of Interim General Counsel for the District of Columbia Health and Hospitals Public Benefit Corporation.

      Mr. DiFazio is currently a member of the MIM board of directors. From March 1997 until his retirement in June 1998, Mr. DiFazio served as Group Senior Vice President of the Pharmaceutical Group of Bristol-Myers Squibb. Mr. DiFazio also currently serves as a member of the Board of Trustees of Rutgers University and the University of Rhode Island. Mr. DiFazio received his B.S. in Pharmacy from Rutgers University and his Ph.D. in Pharmaceutical Chemistry from the University of Rhode Island.

      Mr. Holubiak is currently a member of the Chronimed board of directors. Since 2002, Mr. Holubiak has been a partner and Group President of HealthSTAR Communications, Inc., a health care marketing communications network of 16 companies. From August 2001 to June 2002, Mr. Holubiak was President, Chief Operating Officer and member of the Board of Directors of iPhysicianNet, Inc., a video detailing company. From December 1998 to August 2001, Mr. Holubiak served as the President of Roche Laboratories, USA, a major research based pharmaceutical company. Prior to holding this position, he spent 15 years in a variety of marketing, sales and executive positions with Roche Laboratories, founded Emron, Inc., a health care consulting company, and participated in the founding of the Academy of Managed Care Pharmacy. Mr. Holubiak served on the Board of Directors of the Robert Wood Johnson Hospital Foundation from 1999 to 2001. He currently serves on the Board of Directors of the Children of Chernobyl Relief Foundation.

      Mr. Hubers is currently a member of the Chronimed board of directors. Mr. Hubers was Chairman of American Express Financial Advisors Inc. prior to his retirement. He joined American Express Financial Advisors Inc. in 1965 and held various positions until being named Senior Vice President of Finance and Chief Financial Officer in 1982. In August 1993, he was appointed President and Chief Executive Officer and served in that capacity until June 2001. Mr. Hubers serves on the boards of directors of the Carlson School of Management at the University of Minnesota, Lawson Software, a publicly held software company, the National Council on Economic Education and American Express Property Casualty Co. He is also Chairman of the Audit Committee at Lawson Software.

      Mr. Kooper is currently a member of the MIM board of directors. Since December 1997, Mr. Kooper has served as the President of The Kooper Group, a successor to Michael Kooper Enterprises, a benefits consulting firm. From 1980 through December 1997, Mr. Kooper served as President of Michael Kooper Enterprises.

      Mr. Robbins has been Senior Vice President, Financial Reporting of Footstar, Inc., a nationwide retailer of footwear since 2003. From July 2002 to October 2003, Mr. Robbins was a partner in Robbins Consulting LLP, a financial, strategic and management consulting firm. From 1978 to 2002, Mr. Robbins was a partner of Arthur Andersen LLC and served as the audit partner of MIM through the audit of MIM’s 2001 fiscal year. Mr. Robbins is currently a member of the board of directors of Vital Signs, Inc., a manufacturer of medical products.

      Mr. Samuels is currently a member of the Chronimed board of directors. Since 1990, Mr. Samuels has been a management consultant, specializing in business management, strategic sales and marketing and business development for several companies, specifically in the pharmaceutical and healthcare industries. From 1986 to 1990, Mr. Samuels was Senior Vice President at Rorer Pharmaceutical Corporation, General Manager at Rorer Pharmaceuticals and President at Dermik Laboratories. Prior to that time, he held several executive sales and marketing positions at Revlon Health Care Group and various product management positions at Warner Lambert. He currently serves on the boards of directors of Health Market Sciences (Chairman), Afferon Corporation, PharMetrics, Inc. and Target Rx, Inc. and completed a board term with Avanir Pharmaceuticals in 1999.

Senior Management

      After the merger, the members of senior management of the combined company who will not also be directors of the combined company are expected to be as follows:

Name	Age	Position

Alfred Carfora	54	Executive Vice President, Mail Service Operations
Russel J. Corvese	41	Vice President of Operations
Colleen M. Haberman	43	Vice President, Human Resources
Kristin Johnson	40	Vice President, Marketing
Gregory H. Keane	49	Executive Vice President, Chief Financial Officer and Treasurer
Alden F. Pettengill	47	Vice President, Information Services
Barry A. Posner	41	Executive Vice President, Secretary and General Counsel
Brian J. Reagan	43	Executive Vice President, Corporate Development
Thomas A. Staloch	40	Vice President, Information Services
Anthony J. Zappa	43	Executive Vice President, Community Pharmacy Operations

      Mr. Carfora joined MIM in October 2002 and was appointed President and Chief Operating Officer of MIM effective December 2002. From 1999 until December 2002, he was retired. From March 1993 to December 1998, Mr. Carfora held the position of President and Chief Executive Officer of Duty Free International Inc., an international specialty retailer and New York Stock Exchange listed company.

      Mr. Corvese is currently the Vice President of Operations, Scrip Solutions, LLC, a wholly owned subsidiary of MIM. Prior to assuming that position, Mr. Corvese held the position of Chief Information Officer of MIM. From November 27, 1997 to October 15, 2000 he served as Vice President of Operations and Chief Information Officer of Scrip Solutions, LLC. From November 1996 through November 1997, Mr. Corvese held the position of Executive Director, Management Information Systems of Scrip Solutions, LLC. From May 1994 to November 1996, Mr. Corvese held various positions with Scrip Solutions, LLC.

      Ms. Haberman joined Chronimed in March 2004 as Vice President, Human Resources. From 1996 to 2002, she served as Vice President, Human Resources for Express Scripts/ ValueRx. From 1983 through 1995 she held a variety of positions with Residential Services Corporation of America (The Prudential Home Mortgage Company, now affiliated with Wells Fargo). Most recently she was Vice President of Client Services for this mortgage banking entity.

      Ms. Johnson joined Chronimed in December 2003 as Vice President, Marketing. Prior to joining Chronimed, Ms. Johnson was employed at UnitedHealth Group as Vice President, Marketing for Ovations, a division of UnitedHealth Group from 1999 to 2003. From 1997 to 1999, she held various account management positions, including Vice President, Account Services at Rapp Collins Worldwide,

based in New York. She served as Senior Product Manager for US Bank from 1994 to 1997 and held various marketing positions for Land O’ Lakes, Inc. from 1991 to 1994.

      Mr. Keane joined Chronimed as Controller in April 1996. He was appointed Vice President and Treasurer in March 1999. In February 2000 he was appointed Chief Financial Officer. From 1983 to 1996, Mr. Keane served in a number of financial management roles at National Computer Systems, a publicly held systems and services company based in Minneapolis, Minnesota. Previous employment included financial management positions in the software industry and public accounting experience.

      Mr. Pettengill is currently Chief Information Officer of MIM. He joined MIM in September 1996 as its Executive Director of Information Technology.

      Mr. Posner joined MIM in March 1997 as General Counsel and was appointed Secretary of MIM at that time. In April 1998, Mr. Posner was appointed Vice President of MIM. In November 2001, he was appointed to the position of Executive Vice President of MIM.

      Mr. Reagan joined Chronimed as Vice President, Corporate Development in September 2002. Mr. Reagan has been President of Orchard Hill Partners, a business consulting firm since December 2000. Mr. Reagan’s previous experience was in the investment banking industry. He was a Managing Director at John G. Kinnard & Company from 1998 to 2000 and held a variety of executive positions at Dain Rauscher Inc. from 1987 to 1998.

      Mr. Staloch joined Chronimed as Director, Application Systems in December 2000. He was appointed Vice President, Chief Information Officer in May 2002. From 1996 to 2000, Mr. Staloch served in two positions, most recently as Director of Investment Company Services IT at Merrill Corporation based in St. Paul, Minnesota. From 1987 to 1996, Mr. Staloch served as a Systems Architect at West Publishing Company based in Eagan, Minnesota.

      Mr. Zappa joined Chronimed in January 2002 as Executive Vice President, Operations. Prior to joining Chronimed, Mr. Zappa held a variety of executive positions in healthcare. He was General Manager at Fairview Home Medical Equipment from July 2000 to September 2001, Executive Vice President for Operations at Cranespharmacy.com from May 1999 to July 2000, Vice President for Clinical Services at Chronimed from June 1998 to May 1999 and Vice President of Product Management at Value Rx/Express Scripts from June 1997 to June 1998.

Common Stock Ownership by Certain Beneficial Owners and Management

      The following table sets forth certain information regarding the anticipated beneficial ownership of the combined company, using stock ownership in MIM and Chronimed as of January 7, 2005, on an as converted basis using the 1.12 exchange ratio for stock ownership relating to Chronimed, by (i) MIM’s Chief Executive Officer, Chronimed’s Chief Executive Officer and the four most highly compensated officers of the combined company (based on compensation reported in MIM’s most recent proxy statement and Chronimed’s 2004 annual report); (ii) each of the combined company’s other expected directors; (iii) each person who would beneficially own more than five percent of the common stock of the combined company; and (iv) all expected directors and executive officers of the combined company as a group. The information set forth in the following table is based upon information provided by such persons to MIM or Chronimed and in filings made with the SEC by such persons.

Name and Address	Number of Shares
of Beneficial Owner	Beneficially Owned(1)(2)(3)		Percent of Class(2)

Dalal Street, Inc.(4)	2,156,125	(4)	5.86%
Mohnish Pabrai(4)	2,156,125	(4)	5.86%
Heartland Advisors, Inc.(5)	1,965,880	(5)	5.34%
Richard H. Friedman(6)	1,970,000	(7)	5.23%
Henry F. Blissenbach(8)	1,079,514	(9)	2.86%
Richard A. Cirillo(6)	26,000	(10)	*
Charlotte W. Collins(6)	6,667	(11)	*
Louis T. DiFazio(6)	27,500	(12)	*
Myron Z. Holubiak(8)	47,600	(13)	*
David R. Hubers(8)	67,200	(14)	*
Michael Kooper(6)	25,000	(15)	*
Richard L. Robbins(6)	0		*
Stuart A. Samuels(8)	67,200	(16)	*
Alfred Carfora(6)	146,668	(17)	*
Gregory H. Keane(8)	272,754	(18)	*
Brian J. Reagan(8)	107,016	(19)	*
Anthony J. Zappa(8)	178,659	(20)	*
All expected directors and executive officers as a group (16 persons)	4,322,211	(21)	10.86%

*	Less than 1%.

(1)	The inclusion in this table of any shares of common stock of the combined company as beneficially owned does not constitute an admission of beneficial ownership of those shares. Except as otherwise indicated, each person has sole voting power and sole investment power with respect to all such shares beneficially owned by such person.

(2)	Shares of common stock of the combined company are deemed beneficially owned by virtue of the right of such person or group to acquire them within 60 days after January 7, 2005, upon the exercise of options to purchase shares of MIM common stock or Chronimed common stock and shares of MIM common stock with restrictions on transfer and encumbrance, with respect to which the owner has voting power, are treated as outstanding for purposes of determining beneficial ownership and the percentage beneficially owned by such person or group.

(3)	Assumes the vesting and acceleration of outstanding options held by officers and directors of Chronimed pursuant to the terms of Chronimed’s equity compensation plans as a result of the merger.

(4)	Under SEC beneficial ownership rules, Dalal Street, Inc., referred to as Dalal, and Mohnish Pabrai are each deemed to beneficially own in the aggregate the same shares of common stock in the combined company as described further in this footnote. The information in this table relating to Dalal and Mr. Pabrai is based on Schedules 13G filed with the SEC on October 18, 2004 with respect to MIM and Chronimed on behalf of The Pabrai Investment Fund II, L.P., referred to as PIF2, Pabrai Investment Fund 3, Ltd., referred to as PIF3, The Pabrai Investment Fund IV, L.P., referred to as PIF4, Dalal and Mr. Pabrai. Dalal is the general partner of PIF2 and PIF4 and the sole investment manager of PIF3. Mr. Pabrai is the sole shareholder and chief executive officer of Dalal and a shareholder and president of PIF3. By virtue of the relationships among (i) Dalal in its capacity as the general partner and investment manager of PIF2, PIF4 and PIF3, respectively, and (ii) Mr. Pabrai, in his capacity as the sole shareholder and chief executive officer of Dalal and president of PIF3, each of the persons described in this footnote may be deemed under SEC beneficial ownership rules to be the beneficial owner of all or a portion of the shares of MIM common stock and Chronimed common stock held by each of the other persons described in this footnote. Because of the relationships among these persons, they may be deemed to constitute a “group” under SEC beneficial ownership rules, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of MIM common stock and Chronimed common stock held by each of the other members of the group. Each of these persons disclaims membership in a group and disclaims beneficial ownership of any of the shares of MIM common stock and Chronimed common stock except that PIF2 claims beneficial ownership of 698,952 shares, PIF3 claims beneficial ownership of 520,744 shares and PIF3 claims beneficial ownership of 936,429 shares. The address for Dalal and Mr. Pabrai is 17 Spectrum Point Drive, Suite 503, Lake Forest, CA 92630.

(5)	Based on a Form 13F filed on August 13, 2004. The address for Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, WI 53202-3508.

(6)	Address is c/o MIM Corporation, 100 Clearbrook Road, Elmsford, NY 10523.

(7)	Includes 850,000 shares issuable upon exercise of the vested portion of options held by Mr. Friedman. Excludes 400,000 shares subject to the unvested portion of options held by Mr. Friedman. Includes 20,000 shares of MIM common stock owned by the Richard Friedman Family Limited Partnership, of which Mr. Friedman is a general and limited partner. Mr. Friedman has shared voting and dispositive power with respect to these shares of MIM common stock.

(8)	Address is c/o Chronimed Inc., 10900 Red Circle Drive, Minnetonka, MN 55343.

(9)	Includes 984,155 shares issuable upon exercise of options held by Mr. Blissenbach.

(10)	Includes 25,000 shares issuable upon exercise of the vested portion of options held by Mr. Cirillo. Excludes 10,000 shares subject to the unvested portion of options held by Mr. Cirillo.

(11)	Includes 6,667 shares issuable upon exercise of the vested portion of options held by Ms. Collins. Excludes 18,333 shares subject to the unvested portion of options held by Ms. Collins.

(12)	Includes 25,000 shares issuable upon exercise of the vested portion of options held by Mr. DiFazio and 2,500 shares owned directly by Mr. DiFazio. Excludes 10,000 shares subject to the unvested portion of options held by Mr. DiFazio.

(13)	Includes 47,600 shares issuable upon exercise of options held by Mr. Holubiak.

(14)	Includes 67,200 shares issuable upon exercise of options held by Mr. Hubers.

(15)	Includes 25,000 shares issuable upon exercise of the vested portion of options held by Mr. Kooper. Excludes 10,000 shares subject to the unvested portion of options held by Mr. Kooper.

(16)	Includes 67,200 shares issuable upon exercise of options held by Mr. Samuels.

(17)	Includes 116,668 shares issuable upon exercise of the vested portion of options held by Mr. Carfora. Excludes 233,332 shares subject to the unvested portion of options held by Mr. Carfora.

(18)	Includes 246,053 shares issuable upon exercise of options held by Mr. Keane.

(19)	Includes 100,296 shares issuable upon exercise of options held by Mr. Reagan.

(20)	Includes 164,394 shares issuable upon exercise of options held by Mr. Zappa.

(21)	Includes 2,959,566 shares issuable upon exercise of the vested portion of options and 60,000 shares of MIM common stock subject to restrictions on transfer and encumbrance.

Listing of MIM Common Stock

      The MIM common stock issuable in the merger or upon exercise of options to purchase MIM common stock issued in substitution for Chronimed options will be approved for quotation on Nasdaq, subject to official notice of issuance.

Delisting and Deregistration of Chronimed Common Stock

      If the merger is completed, Chronimed common stock will be delisted from Nasdaq and will be deregistered under the Exchange Act of 1934, as amended, referred to as the Exchange Act.

Regulatory Approvals Required for the Merger

      The merger is subject to review by the United States Department of Justice and the United States Federal Trade Commission to determine whether the merger would comply with applicable antitrust laws. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, referred to as the HSR Act, the merger could not be completed until after each of MIM and Chronimed had furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period had expired or been terminated. MIM filed the required notification and report forms with the Department of Justice and the Federal Trade Commission on September 3, 2004, and Chronimed filed the required notification and report forms with the Department of Justice and the Federal Trade Commission on September 7, 2004. The HSR Act waiting period expired on October 7, 2004.

Accounting Treatment

      MIM prepares its financial statements in accordance with United States generally accepted accounting principles, referred to as GAAP. The merger will be accounted for using the purchase method of accounting with MIM being considered the acquirer of Chronimed for accounting purposes. This means that MIM will allocate the purchase price to the fair value of assets acquired and liabilities assumed from Chronimed at the acquisition date, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Restrictions on Sales of Shares of MIM Common Stock Received in the Merger

      MIM common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, referred to as the Securities Act, except for MIM common stock issued to any Chronimed stockholder who may be deemed to be an “affiliate” of MIM or Chronimed for purposes of Rule 145 under the Securities Act.

      Under Rule 145, former Chronimed stockholders who were affiliates of Chronimed at the time of the Chronimed special meeting and who are not affiliates of MIM after the completion of the merger may sell their MIM common stock at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. Further, so long as these former Chronimed affiliates are not considered affiliates of MIM following the completion of the merger, and a period of at least one year has elapsed from the completion of the merger, they may sell their MIM common stock without regard to the volume and sale limitations of Rule 144 under the Securities Act so long as there is adequate current public information available about MIM in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as these former Chronimed affiliates are not affiliates of MIM and have not been for at least three months prior to such sale, they may freely sell their MIM common stock. Former Chronimed stockholders who become affiliates of MIM after completion of the merger will still be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of MIM. This joint proxy statement/prospectus does not cover resales of MIM common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Treatment of Chronimed Stock Options

      All Chronimed stock options, whether or not exercisable and whether or not vested, that are outstanding as of the effective time of the merger will remain outstanding following the effective time of the merger and will be assumed by MIM as described below. The Chronimed stock option plans with respect to the assumed stock options will also be assumed by MIM.

      At the effective time of the merger, Chronimed stock options will become stock options to purchase shares of MIM common stock on the same terms and conditions as set forth in each option holder’s current option document, except that the number of shares purchasable and the exercise price will be adjusted. Specifically, each option to purchase shares of MIM common stock will be exercisable for that number of shares of MIM common stock equal to the number of shares of Chronimed common stock previously subject to the corresponding Chronimed stock option multiplied by 1.12 (rounded down to the nearest whole share) at an exercise price equal to the current exercise price of the corresponding Chronimed stock option divided by 1.12 (rounded up to the nearest full cent).

      All Chronimed stock options will fully vest as a result of the merger immediately following the effective time of the merger due to accelerated vesting provisions in the applicable Chronimed stock option plans.

      Except as summarized above, each Chronimed stock option will remain subject to the terms and conditions as originally issued under the applicable Chronimed stock option plan assumed by MIM. In addition, immediately following the effective time of the merger, MIM will register the shares of MIM common stock subject to the assumed Chronimed stock options by filing an effective registration statement with the SEC.

Articles of Incorporation; Bylaws of Chronimed

      Upon completion of the merger, the articles of incorporation of Chronimed as in effect immediately prior to the effectiveness of the merger will be the articles of incorporation of Chronimed, as the surviving corporation and wholly owned subsidiary of MIM. Additionally, the bylaws of Chronimed as in effect immediately prior to the effective time of the merger will be the bylaws of Chronimed, as the surviving corporation and wholly owned subsidiary of MIM.

Dissenters’ and Appraisal Rights

      Under Delaware and Minnesota law, holders of MIM and Chronimed common stock are not entitled to dissenters’ or appraisal rights in connection with the merger or the other proposals described in this joint proxy statement/prospectus.

Expenses

      MIM and Chronimed will incur significant expenses in connection with the merger, including fees for financial advisors, legal counsel, accountants, proxy solicitor and exchange agent, as well as filing fees, printing costs and other expenses. MIM currently expects to incur approximately $4.2 million for these expenses, approximately $2.825 million of which are not contingent on the completion of the transaction. Chronimed currently expects to incur approximately $3.9 million for these expenses, approximately $2.5 million of which are not contingent on the completion of the transaction. Moreover, MIM and Chronimed will incur substantial costs relating to the litigation, a portion of which may be recoverable under insurance policies held by each company.

      Chronimed and MIM have agreed to share the expenses of this joint proxy statement/prospectus (including SEC filing fees) and the HSR Act filing fee.

Fixed Exchange Ratio

      The exchange ratio of 1.12 shares of MIM common stock for each share of Chronimed common stock is fixed. See the section entitled “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 64. The merger agreement does not include stock-price-based termination rights or “collar” provisions that are triggered by changes in the market price of either MIM common stock or Chronimed common stock between the date of the merger agreement and the closing of the merger. MIM and Chronimed determined that a fixed exchange ratio was appropriate primarily for the following reasons:

•	The use of a fixed exchange ratio was intended to capture the relative contribution of MIM and Chronimed to the combined company based on fundamental financial, business and strategic factors.

•	The fixed exchange ratio reflects the long-term strategic purposes of the merger and the belief that the ultimate value of the stock of the combined company after the merger will be realized through the performance of the combined company over time. Short-term fluctuations in stock prices are often unrelated to the underlying financial, business and strategic factors supporting a strategic combination and do not reflect the expected long-term value of the combined company. For a detailed discussion of the reasons for the merger, see the sections entitled “The Merger — MIM Reasons for the Merger” beginning on page 27 and “The Merger — Chronimed Reasons for the Merger” beginning on page 37.

•	Any collar would have been reciprocal in nature and would have provided only limited protection against downward stock price declines through the date the merger is completed.

Certain Litigation

      On August 16, 2004, Robert Unger filed a lawsuit in Hennepin County District Court in Minneapolis, Minnesota against Chronimed and its board of directors (Mr. Blissenbach, Mr. Cusick, Mr. Heaney, Mr. Holubiak, Mr. Hubers, Ms. Larson, Mr. Owens and Mr. Samuels) relating to the merger. On December 10, 2004, an amended complaint was served and filed that added The Abernathy Group, Growth Trust as a plaintiff and MIM as a defendant. In the amended complaint, the plaintiffs allege, that Mr. Unger and the Abernathy Group Growth Trust are stockholders of Chronimed among other things, that the Chronimed board of directors breached fiduciary duties owed to the Chronimed stockholders in structuring the terms of the merger in a manner that provides benefits to the Chronimed board of directors that are not available to the Chronimed stockholders. The plaintiffs also allege that because Mr. Blissenbach will be the Chief Executive Officer of the merged entity and that the directors will receive benefits as a result of the accelerated vesting of certain stock options as a result of the merger, the Chronimed board of directors had a conflict of interest when it approved the merger agreement. Chronimed and the Chronimed board of directors filed motions to dismiss on January 10, 2005. MIM has not yet responded the amended complaint. Discovery requests have been served on Chronimed, the individual defendants and third parties, including the financial advisors to MIM and Chronimed. Chronimed and the individual defendants responded to the discovery requests in December 2004.

      In the amended complaint, the plaintiffs seek the following relief:

•	declaring that the action is properly maintainable, and should be certified, as a class action;

•	declaring that the merger agreement was entered into in breach of defendants’ fiduciary duties and is therefore unlawful and unenforceable;

•	enjoining the consummation of the merger unless and until Chronimed adopts and implements a procedure or process to obtain the highest possible price for stockholders;

•	directing defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Chronimed’s stockholders;

•	rescinding, to the extent already implemented, the merger;

•	imposing a constructive trust, in favor of plaintiff, upon benefits allegedly received by defendants as a result of their alleged conduct;

•	awarding costs and disbursements, including attorneys’ and experts’ fees; and

•	granting such other and further relief as the court deems appropriate.

      While there is no assurance that Chronimed will prevail, Chronimed and MIM believe that the action is without merit and intend to vigorously defend against it.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of Chronimed common stock. This discussion addresses only those U.S. Holders that hold their Chronimed common stock as a capital asset, and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, including:

•	financial institutions,

•	pass-through entities and investors in pass-through entities,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	traders in securities that elect to use a mark-to-market method of accounting,

•	mutual funds,

•	holders whose functional currency is not the U.S. dollar,

•	holders that hold Chronimed common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	holders that are not U.S. Holders, and

•	holders who acquired their shares of Chronimed common stock through the exercise of an employee stock option or otherwise as compensation.

      The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the Code, its legislative history, existing and proposed regulations under the Code, administrative rulings and judicial decisions, all as currently in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect.

      This discussion does not consider the potential consequences to Chronimed stockholders under any state, local or foreign tax laws and does not address any federal taxes other than the income tax. We urge you to consult your own tax advisor as to the tax consequences of the merger to you in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

      Neither MIM nor Chronimed intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. As a result, we cannot assure you that the Internal Revenue Service will agree with the U.S. federal income tax consequences described below.

      For purposes of this discussion, a U.S. Holder is a beneficial owner of Chronimed common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If a partnership holds Chronimed common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Chronimed common stock, we urge you to consult your tax advisor.

      Tax Consequences of the Merger Generally. In connection with the registration statement filed with the SEC of which this joint proxy statement/prospectus is a part, MIM and Chronimed received legal opinions from King & Spalding LLP and Gray, Plant, Mooty, Mooty & Bennett, P.A., respectively, dated the effective date of this joint proxy statement/prospectus to the effect that the merger will qualify as a “reorganization” for U.S. federal income tax purposes. These opinions were based in part on representations made to King & Spalding LLP and Gray, Plant, Mooty, Mooty & Bennett, P.A. by MIM and Chronimed and on customary assumptions (including that the merger will be effected in accordance with the merger agreement and that the representations made by MIM and Chronimed are accurate and will remain accurate at all times up to and including the effective time of the merger). An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court.

      Based upon the qualification of the merger as a reorganization,

•	U.S. Holders will not recognize any gain or loss on the receipt of shares of MIM common stock in exchange for shares of Chronimed common stock, except with respect to any cash received for fractional shares of MIM common stock,

•	the aggregate basis of the MIM common stock received by a U.S. Holder in the merger will be the same as the aggregate basis of the Chronimed common stock for which it is exchanged, less any basis attributable to any fractional share of MIM common stock for which cash is received, and

•	the holding period of MIM common stock received by a U.S. Holder in the merger will include the holding period of the Chronimed common stock for which it is exchanged.

      Cash Received For Fractional Shares of MIM Common Stock. A U.S. Holder who receives cash for a fractional share of MIM common stock will be treated as having received that fractional share in the merger and then as having exchanged the fractional share for cash in a redemption by MIM. As a result, the U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the U.S. Holder’s basis in the fractional share. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

      Tax Opinions as Condition to Merger. Completion of the merger is conditioned upon, among other things, the receipt by MIM of a further opinion of King & Spalding LLP and the receipt by Chronimed of a further opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A., dated as of the date of completion of the merger, to the effect that the merger will be treated as a reorganization under Section 368(a) of the Code. In rendering their opinions, counsel will require and rely upon certain representations made to them by MIM and Chronimed and certain customary assumptions.

      Reporting Requirements. If you receive MIM common stock as a result of the merger, you will be required to retain records pertaining to the merger and to file with your U.S. federal income tax return for the year in which the merger occurs a statement setting forth certain facts relating to the merger.

      Backup Withholding and Information Reporting. Payments of cash for fractional shares of MIM common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a Chronimed stockholder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

THE MERGER AGREEMENT

      The following discussion summarizes material provisions of the merger agreement which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger.

Consideration to be Received in the Merger

      Upon completion of the merger, each share of Chronimed common stock issued and outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 1.12 shares of MIM common stock.

      Chronimed stockholders will receive cash for any fractional share that they would otherwise receive in the merger. The amount of cash for each fractional share will be calculated by multiplying the fractional share interest to which a Chronimed stockholder would be entitled by the per share closing sale price of MIM common stock as quoted on Nasdaq on the business day immediately prior to the effective time of the merger. The fractional share interests of MIM common stock will be aggregated with respect to all certificates tendered by each holder of Chronimed common stock, and no holder of record of Chronimed common stock will receive cash in an amount equal to or greater than the value of one full share of MIM common stock.

      The formula above will result in holders of Chronimed’s outstanding common stock owning approximately 40% of the combined company after the merger and the holders of MIM’s outstanding common stock owning approximately 60%.

Procedures for Exchange of Certificates

      As promptly as practicable after completion of the merger, MIM’s exchange agent will mail to former Chronimed stockholders a letter of transmittal and instructions to be used in surrendering certificates that represented shares of Chronimed common stock prior to the completion of the merger. When a former Chronimed stockholder delivers these certificates to the exchange agent together with a properly executed letter of transmittal and any other required documents, the former Chronimed stockholder will receive MIM stock certificates representing the whole number of shares of MIM common stock to which the stockholder is entitled under the merger agreement and a check for cash for any fractional share of MIM common stock to which the stockholder would be entitled.

      No dividends or other distributions declared or made after the effective time of the merger with respect to MIM common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate formerly representing shares of Chronimed common stock with respect to the shares of MIM common stock represented by such unsurrendered certificate until the holder surrenders the certificate. Subject to the effect of applicable law, following surrender of any certificates, the holder of the certificates representing shares of MIM common stock issued in exchange for such certificates will be paid, without interest:

•	promptly, after the time of the surrender, the amount of any cash payable for any fractional share of MIM common stock to which the holder is entitled and the amount of dividends or other distributions with a record date and payment date after the effective time of the merger but prior to the surrender that would have been paid if the whole shares of MIM common stock had been issued as of the record date, and

•	at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the merger but prior to surrender and a payment date occurring after surrender, payable with respect to the shares of MIM common stock.

Representations and Warranties

      The merger agreement contains customary representations and warranties of MIM, Merger Sub and Chronimed, including representations and warranties relating to, among other things:

•	corporate organization, good standing and similar corporate matters;

•	capital structure;

•	due authorization, execution, delivery and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities relating to, the merger agreement and the transactions contemplated by the merger agreement and related matters;

•	the receipt of fairness opinions from MIM’s and Chronimed’s respective financial advisors;

•	required vote of the stockholders of each of MIM and Chronimed;

•	absence of conflicts with the companies’ respective governing documents, applicable laws or material contracts;

•	compliance with laws;

•	documents filed with the SEC, compliance with applicable SEC filing requirements and accuracy of information contained in such documents;

•	absence of material changes or events, including the absence of any event or occurrence that has had or would reasonably be expected to have a material adverse effect with respect to MIM since December 31, 2003 and with respect to Chronimed since June 27, 2003;

•	filing of tax returns and payment of taxes;

•	pending or, to the knowledge of the companies, threatened litigation;

•	accuracy of information supplied by each of MIM and Chronimed in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	except as disclosed to the parties, absence of change in control payments to employees or directors;

•	employee benefit plans and matters relating to Employee Retirement Income Security Act of 1974, as amended, referred to as ERISA;

•	environmental laws and regulations;

•	labor and employment matters;

•	ownership and use of intellectual property;

•	regulatory compliance;

•	specified contracts and commitments, and the enforceability of such contracts and commitments;

•	transactions with affiliates; and

•	engagement and payment of fees of brokers, finders and investment bankers, other than their independent financial advisors.

      The merger agreement provides that a material adverse effect means, when used in connection with MIM or Chronimed, any change, circumstance, event, condition, state of facts or effect that has occurred or been threatened that, when taken together with all other adverse changes, circumstances, events, conditions, states of facts or effects that have occurred or been threatened, has, or is reasonably likely to (1) be materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of MIM or Chronimed and each of their respective subsidiaries, taken as a whole, as the case may be, or (2) prevent or materially delay the performance by MIM or Chronimed, as the case may be, of its obligations under the merger agreement or the consummation of the merger or other transactions contemplated by the merger agreement, other than any change or effect resulting from:

•	any changes in general economic conditions or the financial markets;

•	the announcement or performance of the merger agreement and the transactions contemplated by the merger agreement;

•	general changes in or developments in the industries in which MIM or Chronimed or any of their respective subsidiaries operates;

•	any changes in tax laws or regulations or applicable accounting regulations or principles;

•	changes in general legal, regulatory, political, economic or business conditions that generally affect industries in which MIM or Chronimed and each of their respective subsidiaries conduct business; or

•	changes relating to or resulting from the matters set forth in MIM’s or Chronimed’s disclosure letter.

Conduct of Business by MIM and Chronimed Prior to Completion of the Merger

      MIM and Chronimed have agreed that unless the parties otherwise agree in writing, their respective businesses will be conducted only in the ordinary course of business consistent with past practice and that they will use commercially reasonable efforts to preserve intact their business organizations, to retain the services of their respective officers and key employees, and to preserve their current relationships with governmental entities, customers, suppliers and other persons with which they have significant business relations.

      Further, except as previously disclosed to MIM or Chronimed, as applicable, as required by applicable law or as expressly contemplated by the merger agreement, MIM and Chronimed will not, and will not permit any of their respective subsidiaries, to:

•	declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, except for specified dividends by subsidiaries;

•	split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock;

•	issue, deliver, grant, pledge, encumber or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of shares upon the exercise of stock options outstanding as of the date of the original merger agreement;

•	amend its articles or certificate of incorporation or bylaws or other equivalent organizational documents other than as contemplated by the merger agreement and discussed in this joint proxy statement/prospectus;

•	create, assume or incur any long-term indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (1) borrowings under existing lines of credit (or under any refinancing or amendment of such existing lines not in excess of the current authorized amount) or (2) indebtedness owing to, or guaranties of indebtedness owing to, such party;

•	mortgage or pledge any of its assets;

•	merge or consolidate with any other entity in any transaction, or sell all or a material portion of the assets of such party, taken as a whole;

•	except, with respect to Chronimed, for the payment of bonuses in the ordinary course of business, and with respect to MIM, except in the ordinary course of business, make any change in employment terms for any of its directors or officers;

•	except, with respect to Chronimed, for the payment of bonuses in the ordinary course of business, and with respect to MIM, except in the ordinary course of business, increase the obligations of such party with respect to compensation, severance, benefits, change of control payments or any other payments to officers or directors;

•	except in the ordinary course of business, increase the obligations of such party with respect to compensation, severance, benefits, change of control payments or any other payments to any employees;

•	make any change to Chronimed’s plans except those required under applicable law and, except in the ordinary course of business, make any change to MIM’s plans except those required under applicable law;

•	enter into or renew any contract or agreement pursuant to the terms of which MIM or its respective subsidiaries will be obligated to make payments in excess of $500,000 per fiscal year, and enter into or renew any contract or agreement pursuant to the terms of which Chronimed or its respective subsidiaries will be obligated to make payments in excess of $250,000 per fiscal year;

•	make capital expenditures in excess of $1,000,000 in the aggregate for MIM and in excess of $500,000 for Chronimed;

•	make any material change in accounting methods, principles or practices employed by such party, except insofar as may be required by a change in GAAP or applicable law;

•	make or change any tax election or settle any tax claim or assessment; or

•	take any action that would reasonably be expected to result in any of the conditions set forth in the merger agreement not being able to be satisfied.

No Solicitation by Chronimed

      The merger agreement provides that Chronimed will not, and will not authorize or permit any of its subsidiaries or their representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage the submission of a Chronimed acquisition proposal; or

•	participate in or knowingly encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any Chronimed acquisition proposal; or

•	enter into any agreement or agreement in principle with respect to any Chronimed acquisition proposal or requiring Chronimed to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement or breach its obligations under the merger agreement.

      The merger agreement provides that a Chronimed acquisition proposal means any bona fide proposal with respect to:

•	a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Chronimed; or

•	any purchase or other acquisition of more than 20% of the assets of Chronimed (including the securities of its subsidiaries) or more than 20% of any class of Chronimed’s equity securities.

      The merger agreement provides further that, notwithstanding the restrictions described above, if, at any time prior to the time the Chronimed stockholders have approved and adopted the merger agreement and the merger:

•	Chronimed receives a Chronimed acquisition proposal from any person with respect to Chronimed and (1) the Chronimed board of directors, after consultation with its outside legal counsel, determines in good faith that such action is required for the Chronimed board of directors to comply with its fiduciary duties under applicable law, (2) Chronimed receives an agreement from the person submitting the proposal to keep the information that it receives from Chronimed confidential and (3) the Chronimed board of directors, after consultation with its financial advisor, determines in good faith that the Chronimed acquisition proposal is reasonably likely to result in a Chronimed superior proposal; and

•	the Chronimed acquisition proposal was unsolicited and made after the date of the original merger agreement and did not otherwise result from a breach by Chronimed of the no solicitation provisions described in the merger agreement;

then, Chronimed may, subject to providing prior notice to MIM:

•	furnish information about Chronimed to the person making the Chronimed acquisition proposal; and

•	participate in discussions and negotiations regarding the Chronimed acquisition proposal.

      Chronimed is required to:

•	provide prompt (but in no event more than 24 hours after receipt of any Chronimed acquisition proposal) written notice to MIM of the receipt of any Chronimed acquisition proposal, and any modification or amendment to the Chronimed acquisition proposal, indicating in connection with the notice the material terms and conditions of the Chronimed acquisition proposal, the identity of the person making the Chronimed acquisition proposal and Chronimed’s current intention with respect to furnishing information to, or entering into discussions or negotiations with, the person; and

•	promptly keep MIM informed of the status and details of any Chronimed acquisition proposal. Chronimed will provide MIM with 48 hours’ prior notice (or lesser prior notice as provided to the members of the Chronimed board of directors) of any meeting of the Chronimed board of directors at which any Chronimed acquisition proposal is expected to be considered.

      The merger agreement provides that the term Chronimed superior proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified), accompanied by a definitive agreement with respect to a Chronimed alternative transaction that Chronimed is prepared to execute, made by a third party with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Chronimed, or any purchase or other acquisition of more than 50% of the assets of Chronimed (including the securities of Chronimed’s subsidiaries) or more than 50% of any class of equity securities of Chronimed that the Chronimed board of directors determines in good faith to be more favorable to Chronimed’s stockholders than the merger (taking into account whether, in the good faith judgment of the Chronimed board of directors, after obtaining the advice of an independent financial advisor, the third party is able to finance the transaction).

      The merger agreement provides further that the Chronimed board of directors may not (1) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to MIM or Merger Sub, its approval of the merger or the merger agreement or approve or recommend any transaction involving an acquisition proposal from a third party, referred to as a Chronimed alternative transaction, (2) approve or recommend, or propose publicly to approve or recommend, a Chronimed alternative transaction, or (3) cause or permit Chronimed to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to a Chronimed alternative transaction.

Notwithstanding the foregoing, if at any time prior to obtaining the approval of the Chronimed stockholders, the Chronimed board of directors determines in good faith, after it has received a Chronimed superior proposal and after consultation with and having considered the advice of outside legal counsel that it is required to do so in order to comply with its fiduciary duties to Chronimed’s stockholders under applicable law, then the Chronimed board of directors may inform Chronimed’s stockholders that it no longer believes that the merger is advisable and that it no longer recommends approval, referred to as a Chronimed subsequent determination, but only at a time after the fifth business day following MIM’s receipt of written notice advising MIM that the Chronimed board of directors is prepared to so inform Chronimed’s stockholders. The written notice will:

•	specify the material terms and conditions of the Chronimed superior proposal;

•	identify the person making the Chronimed superior proposal; and

•	state that the Chronimed board of directors intends to make a Chronimed subsequent determination.

      During such period, Chronimed will provide an opportunity for MIM to propose adjustments to the terms and conditions of the merger agreement as would enable Chronimed to proceed with its recommendation to its stockholders without a Chronimed subsequent determination.

No Solicitation by MIM

      The merger agreement provides that MIM will not, and will not authorize or permit any of its subsidiaries or their representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage the submission of a MIM acquisition proposal; or

•	participate in or knowingly encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any MIM acquisition proposal; or

•	enter into any agreement or agreement in principle with respect to any MIM acquisition proposal or requiring MIM to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement or breach its obligations under the merger agreement.

      The merger agreement provides that a MIM acquisition proposal means any bona fide proposal with respect to:

•	a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving MIM; or

•	any purchase or other acquisition of more than 20% of the assets of MIM (including the securities of MIM’s subsidiaries) or more than 20% of any class of MIM’s equity securities.

      The merger agreement provides further that, notwithstanding the restrictions described above, if at any time prior to the time the MIM stockholders have approved the issuance of MIM common stock in the merger:

•	MIM receives a MIM acquisition proposal from any person with respect to MIM and (1) the MIM board of directors, after consultation with its outside legal counsel, determines in good faith that the action is required for the MIM board of directors to comply with its fiduciary duties under applicable law, (2) MIM receives an agreement from the person submitting the proposal to keep the information that it receives from MIM confidential and (3) the MIM board of directors, after consultation with its financial advisor, determines in good faith that the MIM acquisition proposal is reasonably likely to result in a MIM superior proposal; and

•	the MIM acquisition proposal was unsolicited and made after the date of the original merger agreement and did not otherwise result from a breach by MIM of the no solicitation provisions;

then, MIM may, subject to providing prior notice to Chronimed:

•	furnish information about MIM to the person making the MIM acquisition proposal; and

•	participate in discussions and negotiations regarding the MIM acquisition proposal.

      MIM is required to:

•	provide prompt (but in no event more than 24 hours after receipt of any MIM acquisition proposal) written notice to Chronimed of the receipt of any MIM acquisition proposal, and any modification or amendment to the MIM acquisition proposal, indicating in connection with the notice the material terms and conditions of the MIM acquisition proposal, the identity of the person making the MIM acquisition proposal and MIM’s current intention with respect to furnishing information to, or entering into discussions or negotiations with, the person; and

•	promptly keep Chronimed informed of the status and details of any MIM acquisition proposal. MIM will provide Chronimed with 48 hours’ prior notice (or lesser prior notice as provided to the members of the MIM board of directors) of any meeting of the MIM board of directors at which any MIM acquisition proposal is expected to be considered.

      The merger agreement provides that the term MIM superior proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified), accompanied by a definitive agreement with respect to a MIM alternative transaction that MIM is prepared to execute, made by a third party with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving MIM, or any purchase or other acquisition of more than 50% of the assets of MIM (including the securities of MIM’s subsidiaries) or more than 50% of any class of equity securities of MIM that the MIM board of directors determines in good faith to be more favorable to MIM’s stockholders than the merger (taking into account whether, in the good faith judgment of the MIM board of directors, after obtaining the advice of an independent financial advisor, the third party is able to finance the transaction).

      The merger agreement provides further that the MIM board of directors may not (1) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Chronimed or Merger Sub, its approval of the merger or the merger agreement or approve or recommend any transaction involving an acquisition proposal from a third party, referred to as a MIM alternative transaction, (2) approve or recommend, or propose publicly to approve or recommend, any MIM alternative transaction, or (3) cause or permit MIM to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any MIM alternative transaction. Notwithstanding the foregoing, if at any time prior to obtaining the approval of the MIM stockholders, the MIM board of directors determines in good faith, after it has received a MIM superior proposal and after consultation with and having considered the advice of outside legal counsel that it is required to do so in order to comply with its fiduciary duties to MIM’s stockholders under applicable law, then the MIM board of directors may inform MIM’s stockholders that it no longer believes that the merger is advisable and that it no longer recommends approval, referred to as a MIM subsequent determination, but only at a time after the fifth business day following Chronimed’s receipt of written notice advising Chronimed that the MIM board of directors is prepared to so inform MIM’s stockholders. The written notice will:

•	specify the material terms and conditions of the MIM superior proposal;

•	identify the person making the MIM superior proposal; and

•	state that the MIM board of directors intends to make a MIM subsequent determination.

      During such period, MIM will provide an opportunity for Chronimed to propose adjustments to the terms and conditions of the merger agreement as would enable MIM to proceed with its recommendation to its stockholders without a MIM subsequent determination.

Conditions to Completion of the Merger

      Each of MIM and Chronimed is required to complete the merger only if specific conditions are satisfied or waived, including the following:

•	approval of the issuance of MIM common stock by the requisite vote of MIM’s stockholders under the Delaware General Corporation Law, referred to as the DGCL, and MIM’s certificate of incorporation and bylaws;

•	approval and adoption of the merger agreement and approval of the merger by the requisite vote of Chronimed’s stockholders under the Minnesota Business Corporation Act, referred to as the MBCA, and Chronimed’s articles of incorporation and bylaws;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity preventing the consummation of the merger will be in effect; provided, however, that the parties invoking this condition will use all commercially reasonable efforts to have any order or injunction vacated;

•	the expiration or termination of any waiting period (and any extension) applicable to the merger under the HSR Act;

•	MIM will have received from King & Spalding LLP, legal counsel to MIM, on the date on which the Form S-4 is declared effective by the SEC and on the closing date of the merger, a written opinion to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code for federal income tax purposes, and in rendering this opinion, King & Spalding LLP will be entitled to rely on certain representations made to it by MIM and Chronimed;

•	Chronimed will have received from Gray, Plant, Mooty, Mooty & Bennett, P.A., legal counsel to Chronimed, on the date on which the Form S-4 is declared effective by the SEC and on the closing date of the merger, a written opinion to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code for federal income tax purposes, and in rendering this opinion, Gray, Plant, Mooty, Mooty & Bennett, P.A., will be entitled to rely on certain representations made to it by MIM and Chronimed;

•	Chronimed will have obtained the consent to the merger from all of the parties to the agreements listed in the relevant sections of the Chronimed disclosure letter and MIM and Chronimed will have obtained all other consents from third parties, except where the failure to do so would not be reasonably expected to result, individually or in the aggregate, in a material adverse effect as defined in the merger agreement;

•	the Form S-4 will have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 will have been issued by the SEC and no proceedings for that purpose and no similar proceedings in respect of the joint proxy statement/prospectus will have been initiated or threatened by the SEC; and

•	there will be no law enacted, entered, enforced or deemed applicable to the merger, which makes the consummation of the merger illegal or otherwise prohibits the consummation of the merger.

      The obligations of MIM to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following additional conditions:

•	the representations and warranties of Chronimed set forth in the merger agreement will be true and correct in all material respects as of the effective date of the merger (unless any such representation or warranty is made only as of a specific date, in which case such representation and warranty will be true and correct in all material respects as of that specified date), and MIM having received an officers’ certificate signed on behalf of Chronimed to that effect;

•	Chronimed having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger, and MIM having received an officers’ certificate signed on behalf of Chronimed to that effect; and

•	since the date of the original merger agreement there will not have occurred any event, development or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect to Chronimed.

      The obligations of Chronimed to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following additional conditions:

•	the representations and warranties of MIM and Merger Sub set forth in the merger agreement will be true and correct in all material respects as of the effective date of the merger (unless any such representation or warranty is made only as of a specific date, in which case such representation and warranty will be true and correct in all material respects as of that specified date), and Chronimed having received an officers’ certificate signed on behalf of MIM and Merger Sub to that effect;

•	MIM and Merger Sub having performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger, and Chronimed having received an officers’ certificate signed on behalf of MIM and Merger Sub to that effect; and

•	since the date of the original merger agreement there will not have occurred any event, development or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect to MIM.

Stockholder Vote

      MIM and Chronimed have agreed that each will (1) submit the proposals necessary to effect the merger to their stockholders at their respective stockholder special meetings, (2) use their reasonable efforts to obtain the required approval of their stockholders of such proposals and (3) recommend the proposals described in this joint proxy statement/prospectus to their respective stockholders. MIM and Chronimed have agreed to hold their respective special meetings even if their boards of directors have withdrawn or modified their approval and recommendation of the stockholder proposals necessary to effect the merger. This is sometimes referred to as a “force-the-vote” provision.

Termination of the Merger Agreement

      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after approval by MIM’s or Chronimed’s stockholders of the proposals presented in connection with the merger by mutual written consent of authorized representatives of MIM and Chronimed. In addition, the merger agreement may be terminated either by MIM or Chronimed if:

•	any court of competent jurisdiction or other governmental entity located or having jurisdiction within the United States has issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action is or has become final and nonappealable; provided, however, that the party terminating the merger agreement pursuant to this provision has used all commercially reasonable efforts to have the order, decree, ruling or action vacated;

•	the effective time of the merger will not have occurred on or before April 30, 2005, provided that the right to terminate the merger agreement pursuant to this provision will not be available to the party seeking to terminate if any action of the party (or, in the case of MIM, Merger Sub) or the failure of the party (or, in the case of MIM, Merger Sub) to perform any of its obligations under the merger agreement required to be performed at or prior to the effective time of the merger has been the primary cause of, or primarily resulted in, the failure of the effective time of the merger to occur on or before April 30, 2005 and the action or failure to perform constitutes a breach of the merger agreement; or

•	at the MIM special meeting or the Chronimed special meeting, as the case may be, held in accordance with, and subject to the terms and conditions of the merger agreement, or any adjournment of such special meeting, the merger agreement and the merger are not approved by the Chronimed stockholders, or the issuance of MIM common stock in the merger is not approved by the MIM stockholders.

      The merger agreement also may be terminated by MIM if:

•	there has been a material breach of any representation, warranty, covenant or agreement contained in the merger agreement by Chronimed such that the conditions to closing would not be satisfied and the breach has not been cured prior to the earlier of (1) 10 business days following notice of the breach and (2) April 30, 2005, in each case as long as MIM or Merger Sub is not then in material breach of any of its covenants or agreements in the merger agreement and the MIM board of directors has not withdrawn or modified its recommendation of the stockholder proposals; or

•	the Chronimed board of directors has withdrawn, qualified or modified, in a manner adverse to MIM or Merger Sub its recommendation of the merger agreement or the merger, has recommended to the Chronimed stockholders an acquisition proposal other than the merger or has violated or breached any of its no solicitation obligations.

      The merger agreement also may be terminated by Chronimed if:

•	there has been a material breach of any representation, warranty, covenant or agreement contained in the merger agreement by MIM such that the conditions to closing would not be satisfied and the breach has not been cured prior to the earlier of (1) 10 business days following notice of the breach and (2) April 30, 2005, in each case as long as Chronimed is not then in material breach of any of its covenants or agreements in the merger agreement and the Chronimed board of directors has not withdrawn or modified its recommendation of the stockholder proposals; or

•	the MIM board of directors has withdrawn, qualified or modified, in a manner adverse to Chronimed its recommendation of the merger agreement or the merger, has recommended to the MIM stockholders an acquisition proposal other than the merger or has violated or breached any of its no solicitation obligations.

Termination Fees

      If Chronimed exercises its right to terminate the merger agreement in the event the MIM board of directors has withdrawn, qualified or modified, in any manner adverse to Chronimed, its recommendation of the merger agreement or the merger, has recommended to its stockholders an acquisition proposal other than the merger or has otherwise violated or breached any of its obligations under the no solicitation provision, then MIM will pay $4 million as a termination fee to Chronimed upon demand, payable by wire transfer in immediately available funds, as liquidated damages and not as a penalty, to reimburse Chronimed for its time, expense and lost opportunity costs of pursuing the merger.

      If MIM or Merger Sub exercises its right to terminate the merger agreement in the event the Chronimed board of directors has withdrawn, qualified or modified, in any manner adverse to MIM, its recommendation of the merger agreement or the merger, has recommended to its stockholders an acquisition proposal other than the merger or has otherwise violated or breached any of its obligations under the no solicitation provision, then Chronimed will pay $4 million as a termination fee to MIM upon demand, payable by wire transfer in immediately available funds, as liquidated damages and not as a penalty, to reimburse MIM for its time, expense and lost opportunity costs of pursuing the merger.

Expenses

      Except as described under “The Merger — Expenses” on page 59, all other fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses.

Employee Plans and Benefits and Employment Contracts

      Under the merger agreement, MIM has agreed that, until at least the first anniversary of the effective time of the merger, it will provide each individual who was an officer or employee of Chronimed or any of its subsidiaries at the effective time of the merger for so long as the employee remains employed with MIM or its affiliates or subsidiaries, with:

•	a base salary or base hourly wage rate that is at least comparable to his or her base salary or base hourly wage rate as in effect immediately prior to the effective time of the merger and bonus opportunities after the effective time of the merger that are at least comparable to the bonus opportunities for similarly situated employees of MIM; and

•	either (1) employee benefit plans, programs, and policies that are no less favorable in the aggregate than employee benefit plans, programs, and policies (other than an employee stock purchase plan) provided by Chronimed and its subsidiaries to assumed employees immediately prior to the effective time of the merger or (2) all of the same employee benefit plans, programs, and policies which MIM provides to similarly situated employees of MIM, including severance plans, programs and policies.

      MIM or one of its affiliates will recognize the service of each assumed employee with Chronimed and its subsidiaries prior to the effective time of the merger as service with MIM and its affiliates (including the surviving corporation) under the terms of any MIM plans in which the individual is eligible to participate for purposes of:

•	satisfying any service requirements to participate in such plans;

•	determining his or her entitlement to receive an accrual or a contribution for the plan year in which the effective time of the merger occurs if he or she actually is a participant in the plan; and

•	determining his or her nonforfeitable interest in his or her benefits earned under such plans but not for purposes of determining benefits to be earned under the plans.

      If any assumed employees are eligible to participate in a MIM welfare plan immediately following the effective time of the merger, MIM will use reasonable efforts to (1) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to assumed employees under an MIM welfare plan and (2) provide credit to assumed employees for any co-payments, deductibles and out-of-pocket expenses paid by those employees under any like-kind Chronimed plan.

      Nothing contained in the merger agreement prevents the termination of employment of any individual assumed employee or, subject to MIM’s compliance with the merger agreement, any change in the employee benefits available to any individual assumed employee or the amendment or termination of any particular Chronimed plan to the extent permitted by its terms provided, however, that the surviving corporation will honor, comply with and perform all of the respective terms and obligations of Chronimed and its subsidiaries under certain employee arrangements.

      Assumed employees who are terminated without cause within one year after the effective date of the merger will receive severance payments consistent with MIM’s practices. This severance policy does not apply to individuals described in the section entitled “The Merger — Interests of Chronimed Directors and Officers” beginning on page 47.

HSR Filings; Reasonable Best Efforts

      Each of MIM and Chronimed have agreed to (1) make the filings required under the HSR Act with respect to the transactions contemplated by the merger agreement and use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (2) use its reasonable best efforts to (a) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the merger and the other transactions contemplated by the merger agreement and (b) if any state takeover statute or similar law becomes applicable to any of the merger and the other transactions contemplated by the merger agreement, take all action necessary to ensure that the merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise minimize the effect of such law on the merger and the other transactions contemplated by the merger agreement.

      MIM and Chronimed have agreed to use their reasonable best efforts to:

•	cooperate in all respects with each other in connection with any filing or submission with a governmental entity in connection with the merger and the other transactions contemplated by the merger agreement and in connection with any investigation or other inquiry by or before a governmental entity relating to the merger and the other transactions contemplated by the merger agreement, including any proceeding initiated by a private party; and

•	keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the merger and the other transactions contemplated by the merger agreement.

      Each of MIM and Chronimed have agreed to use its reasonable best efforts to resolve such objections, if any, as may be asserted by a governmental entity or other person with respect to the merger and the other transactions contemplated by the merger agreement. Among other things, MIM and Chronimed will each use its reasonable best efforts to:

•	avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the merger and the other transactions contemplated by the merger agreement, including by defending through litigation on the merits any claim asserted in any court by any person; and

•	avoid or eliminate any impediment under any antitrust law that may be asserted by any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement so as to enable the consummation of the merger and the other transactions contemplated by the merger agreement to occur as soon as reasonably possible, including, with respect to MIM, MIM will take all such actions, including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of MIM (or any of its subsidiaries) and (2) otherwise taking or committing to take actions that limit MIM’s or its subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the merger or the other transactions contemplated by the merger agreement; provided, however, that MIM will not be required to take any such actions which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on MIM and its subsidiaries, taken as a whole or would materially impair MIM’s ability to realize the benefits reasonably anticipated as a result of the merger and the other transactions contemplated by the merger agreement. Chronimed also will take any such actions as MIM may reasonably request; provided that any action is conditioned upon and subject to the consummation of the Merger.

Indemnification and Insurance

      The merger agreement provides that all rights to indemnification by Chronimed now existing in favor of each present and former director and officer of Chronimed or any of its subsidiaries, referred to as the indemnified parties, as provided in Chronimed’s articles of incorporation or bylaws, in each case as in effect on the date of the original merger agreement, or pursuant to any other agreements or instruments in effect on the date of the original merger agreement will survive the merger and MIM will (1) cause the surviving corporation to continue in full force and effect those rights for a period of at least six years from the effective time of the merger and (2) perform, or cause the surviving corporation to perform, in a timely manner, all of the surviving corporation’s obligations with respect to such indemnification. MIM and Merger Sub have agreed that any claims for indemnification as to which they have received written notice prior to the sixth anniversary of the effective time of the merger will survive indefinitely, whether or not the claims will have been finally adjudicated or settled.

      MIM has agreed to use reasonable efforts to cause the surviving corporation to prepay directors’ and officers’ liability insurance for six years after the effective time of the merger with respect to matters relating to Chronimed or any of its subsidiaries occurring at any time prior to the effective time of the merger; provided, however, that in no event will the surviving corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by Chronimed for the insurance. In such case, the surviving corporation will obtain the maximum amount of insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

Board of Directors of the Combined Company

      Prior to the mailing by MIM and Chronimed of this joint proxy statement/ prospectus, MIM will be required to designate five directors (consisting of Mr. Cirillo, Ms. Collins, Mr. DiFazio, Mr. Friedman and Mr. Kooper) to remain on the MIM board of directors after the effective time of the merger, and the MIM board of directors must take action to increase the size of the MIM board of directors to ten directors and appoint (1) four individuals designated by Chronimed (consisting of Mr. Blissenbach, Mr. Holubiak, Mr. Hubers and Mr. Samuels) to the MIM board of directors as of the effective time of the merger, and (2) one individual who was not previously affiliated with either MIM or Chronimed who will be designated by MIM in consultation with Chronimed (consisting of Mr. Robbins) to the MIM board of directors as of the effective time of the merger. The remaining directors of MIM not designated to remain on the MIM board of directors after the effective time of the merger will resign from the MIM board of directors as of the effective time of the merger.

      In addition, MIM and Chronimed will each designate (1) two directors (each of whom must satisfy the relevant independence requirements of the Nasdaq Continued Listing Standards and the Exchange Act) to serve on the audit committee of the MIM board of directors after the effective time of the merger; (2) two directors (each of whom must satisfy the relevant independence requirements of the Nasdaq Continued Listing Standards and the Code) to serve on MIM’s compensation committee of the MIM board of directors after the effective time of the merger; (3) two directors (each of whom must satisfy the relevant independence requirements of the Nasdaq Continued Listing Standards) to serve on the nominating committee of the MIM board of directors after the effective time of the merger; and (4) one director (who must satisfy the relevant independence requirements of the Nasdaq Continued Listing Standards, the Exchange Act and the Code) to serve, together with the chairman of the board of directors and the chief executive officer, on the executive committee of the MIM board of directors after the effective time of the merger (so that there will be four members of each such committee). The remaining members of the audit committee, the compensation committee, the nominating committee and the executive committee not designated to remain on such committees after the effective time of the merger will resign from such committees as of the effective time of the merger. MIM did not have any other committees or subcommittees of the MIM board of directors as of the date of the original merger agreement and will not form or reinstate any other committee or subcommittee of the MIM board of directors prior to the effective time of the merger. As of the effective time of the merger until the board of directors of the combined company determines otherwise, Mr. Friedman shall be the Chairman of the board of directors of the combined company.

Officers of the Combined Company

      The merger agreement provides that as of effective time of the merger until the board of directors of the combined company determines otherwise, Mr. Blissenbach shall be the President and Chief Executive Officer of the combined company, Mr. Keane shall be the Chief Financial Officer of the combined company, Mr. Posner shall be the Executive Vice President, Secretary and General Counsel of the combined company, and each of Mr. Carfora, Mr. Reagan and Mr. Zappa shall be an Executive Vice President of the combined company.

Amendment and Waiver

      The merger agreement may be amended by MIM and Chronimed; provided, however, that after approval by the Chronimed or MIM stockholders of the proposals relating to the merger included in this joint proxy statement/prospectus, no amendment that requires the further approval of the Chronimed or MIM stockholders may be made without such approval having been obtained.

      Prior to the effective time of the merger, either MIM or Chronimed may:

•	extend the time for the performance of any of the covenants, obligations or other acts of any other party to the merger agreement; or

•	waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations.

Governing Law

      The merger agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to its principles of conflicts of law, except that the merger will be governed by the MBCA.

MIM STOCK PLAN AND COMPENSATION INFORMATION

Executive Compensation

      The following table sets forth certain information concerning compensation for services rendered to MIM and its subsidiaries during the years ended December 31, 2004, 2003 and 2002 by (i) MIM’s Chief Executive Officer; and (ii) the four other most highly compensated executive officers who were serving in such capacities as of December 31, 2004:

Summary Compensation Table

		Annual Compensation
					Long-term Compensation
				Other
				Annual	Restricted	Securities
				Compensation	Stock	Underlying		All Other
Name and Principal Position	Year	Salary	Bonus	(1)(2)	Award(s)	Options		Compensation

Richard H. Friedman	2004	$675,562	$—	$18,082	—	200,000		$20,322	(4)
Chairman, Chief Executive	2003	593,384	—	19,501	—	200,000	(3)	23,683	(4)(5)
Officer	2002	593,384	207,000	18,000	—	200,000		27,541	(4)(5)
Barry A. Posner	2004	325,968	—	20,391	—	—		3,507	(4)
Executive Vice President,	2003	287,259	—	16,215	—	75,000		4,587	(4)(5)
General Counsel and	2002	273,615	40,000	12,000	—	—		6,601	(4)(5)
Secretary
James S. Lusk(6)	2004	328,084	—	17,697	—	—
Executive Vice President,	2003	299,384	—	15,496	—	75,000		1,175	(5)
Chief Financial Officer,	2002	51,852	15,000	2,000	—	150,000		588	(5)
Treasurer
Alfred Carfora	2004	373,831	—	17,879	—	—
President, Chief Operating	2003	328,508	—	16,275	—	350,000		1,175	(5)
Officer	2002	40,000	15,000	—	—	—		294
Russell J. Corvese	2004	233,669	—	6,000	—	—
Vice President of Operations	2003	212,947	—	6,000	—	—		87,238	(5)(6)
	2002	180,634	35,000	6,000	—	—		3,525	(5)

(1)	Represents automobile allowances or leases.

(2)	Represents automobile insurance premiums.

(3)	These options were issued to Mr. Friedman following stockholder approval of amendments to the MIM stock plan at MIM’s 2003 annual meeting. These options were granted as of, and the exercise price was equal to the fair market value of a share of MIM common stock on, January 2, 2002. These option grants were approved and committed to be issued in connection with a compensation agreement approved by MIM’s compensation committee in December 2001, but had not been issued as of the date of the 2003 annual meeting.

(4)	Represents club membership dues.

(5)	Represents life insurance premiums.

(6)	Mr. Lusk resigned from MIM effective January 7, 2005.

Equity Compensation Plan Information

      The following table sets forth information relating to equity securities authorized for issuance under MIM’s equity compensation plans as of December 31, 2004:

Equity Compensation Plan Information

			Number of Securities
			Remaining Available for
	Number of Securities to be	Weighted-average	Future Issuance Under
	Issued Upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(excluding securities
	Warrants and Rights	Warrants and Rights	reflected in column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	3,897,490	$8.09	1,333,690
Equity compensation plans not approved by security holders	25,000	3.56	—

Total	3,922,490	8.06	1,333,690

Option Grants

      The following table sets forth certain information with respect to stock options granted during the year ended December 31, 2004.

Option Grants in Last Fiscal Year

	Individual Grants

	Number of	% of Total			Potential Realizable Gain
	Securities	Options			Assuming Annual Rates of
	Underlying	Granted to	Exercise		Stock Price Appreciation
	Options	Employees in	Price
Name	Granted	2004	($/share)	Expiration Date	5%	10%

Richard H. Friedman	200,000	53.6%	$7.03	1/2/2014	$884,226	$2,240,802

Option Exercises and Fiscal Year-End Values

      The following table sets forth information concerning option exercises during the year ended December 31, 2004, and exercisable and unexercisable options held as of December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Fiscal Year-End		Fiscal Year-End
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard H. Friedman	—	$—	650,000	400,000	$1,078,472.78	$74,666.48
Barry A. Posner	—	$—	170,666	50,000	47,738.76	—
James S. Lusk	—	$—	125,000	100,000	75,000.00	37,500.00
Alfred Carfora	—	$—	116,668	233,332	12,500.25	24,999.75
Russell J. Corvese	—	$—	63,667	23,333	37,200.00	—

Compensation of Directors

      Each MIM director who is not an officer or employee of MIM, referred to as an outside director, receives fees of $1,500 per month and $500 per meeting of the MIM board of directors and any committee of the MIM board of directors and is reimbursed for expenses incurred in connection with attending board meetings. In addition, each outside director is automatically granted under the 1996 Non-

Employee Directors Stock Incentive Plan, referred to as the Directors Plan, (i) a non-qualified stock option to purchase 20,000 shares of MIM common stock upon being elected to the MIM board of directors and (ii) a non-qualified stock option to purchase 5,000 shares of MIM common stock each year at the annual meeting of the MIM board of directors immediately following MIM’s annual meeting of stockholders; provided, that in order to be eligible to receive the additional option grant an outside director shall have been serving on the MIM board of directors for at least six consecutive months. MIM directors who are also officers of MIM are not paid any directors fees or granted any options under the 1996 Non-Employee Director Plan, referred to as the Directors Plan; provided, however, that such directors may receive options under the 1996 Incentive Stock Plan, referred to as the 1996 Plan, and the MIM stock plan.

      The exercise price of options granted to a director under the Directors Plan is equal to the fair market value of a share of MIM common stock on the date of grant. Options granted under the Directors Plan vest over three years, in three equal annual installments following the anniversary dates of the grant date. MIM has reserved 500,000 shares of MIM common stock for issuance under the Directors Plan. Through December 31, 2004 (i) Mr. Cirillo, Mr. Ford, Mr. Kooper, Mr. Shelp, Mr. DiFazio and Mr. Luzzi have each been granted options to purchase an aggregate of 35,000 shares of MIM common stock at exercise prices ranging from $2.13 to $13.00 per share; and (ii) Ms. Collins has been granted options to purchase 25,000 shares of MIM common stock at exercise prices ranging from $7.53 to $7.68 per share.

Compensation Committee Interlocks and Insider Participation

      MIM’s compensation committee reviews and approves the overall compensation strategy and policies for MIM. In addition, MIM’s compensation committee reviews and approves corporate performance goals and objectives relevant to the compensation of MIM’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of MIM’s Chief Executive Officer; and administers the MIM stock plan, the 1996 Plan and the Directors Plan. Each member of MIM’s nominating committee is “independent” as defined in Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

Compensation Committee Report On Executive Compensation

      The following report shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act, or the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

      MIM’s compensation committee is responsible for overseeing and approving compensation levels for MIM’s management, including the individuals named in the Summary Compensation Table. MIM’s compensation committee is also involved in the development and administration of management compensation policies and programs that are consistent with, linked to, and supportive of the basic strategic objective of maximizing stockholder value, while taking into consideration the activities, roles and responsibilities of MIM’s senior management. MIM’s compensation committee is comprised of three independent directors.

      MIM believes that a strong link should exist between management compensation and management’s success in maximizing stockholder value. In 2002, MIM’s compensation committee and the Chief Executive Officer retained a nationally recognized compensation consulting firm to review the competitiveness and effectiveness of the compensation program in order to ensure that MIM was providing strong incentives for senior management to remain in the employ of MIM, to deliver superior financial results and to provide significant potential rewards to senior management if MIM achieves aggressive but reasonable agreed upon financial goals each fiscal year. The consulting firm worked closely with MIM’s compensation committee and certain members of senior management.

Compensation Philosophy and Elements

      MIM’s compensation committee adheres to four principles in discharging its responsibilities:

1. Annual bonuses and long-term compensation for senior management and key employees should be at risk, with actual compensation levels corresponding to MIM’s actual financial performance and each participating executive’s personal goals and accomplishments.

2. Over time, incentive compensation of MIM’s management should focus more heavily on long-term rather than short-term accomplishments and results.

3. Equity-based compensation and equity ownership expectations should be used to provide management with clear and distinct links to stockholder interests.

4. The overall compensation programs should be structured to ensure MIM’s ability to attract, retain, motivate and reward those individuals who are best suited to achieving the desired performance results, both long-term and short-term, while taking into account the role and responsibilities of the individual.

      The compensation program provides management and participating employees with the opportunity to receive annual cash bonuses and long-term rewards if corporate, department and/ or individual objectives are achieved. Specifically, participants may receive significant bonuses if MIM’s financial performance goals and each individual’s departmental and personal objectives are achieved. Under the compensation program, no participant may receive compensation payments in any year in excess of the $1 million limitation set forth in Section 162(m) of the Code. Any amounts payable in excess of such $1 million limitation will be mandatorily deferred to later years.

Compensation of the Chief Executive Officer

      In determining an appropriate salary, bonus and long-term incentive opportunity for its Chief Executive Officer, MIM’s compensation committee considered, among other things, the compensation of chief executive officers of other public companies within its industry, MIM’s overall financial performance, as well as the Chief Executive Officer’s individual performance and his unique role since becoming Chairman and Chief Executive Officer in 1997.

      MIM’s compensation committee exercised its judgment and discretion in determining the level of each element of compensation, individually and in aggregate, for Mr. Friedman in 2003.

      Mr. Friedman is paid an annual base salary of $594,000 through 2006. Mr. Friedman’s annual bonus, if any, is a multiple of his base salary. The multiple is based on MIM’s earnings versus budget and other qualitative objectives. Neither Mr. Friedman, nor any other member of management, received a bonus based on 2003 performance.

Deductibility of Compensation

      Section 162(m) of the Code places a limit on the tax deduction for compensation in excess of $1 million paid to certain “covered employees” of a publicly held corporation (generally MIM’s chief executive officer and its next four most highly compensated executives). Under certain conditions, the statute allows the entity to preserve this tax deduction for certain qualified performance-based compensation.

      Any bonuses payable to the Chief Executive Officer are believed to qualify as “performance-based” compensation with the meaning of section 162(m). The Compensation Committee, composed entirely of independent directors, adopted MIM’s compensation programs and the entire Board of Directors approved Mr. Friedman’s employment agreement. In order to qualify for favorable treatment under section 162(m), Mr. Friedman’s amended employment agreement was structured such that he will not receive cash compensation in excess of $1 million in any one year but rather, would have any payments in excess of the $1 million limitation deferred to later periods.

      MIM’s compensation committee intends to continue to pursue a strategy of maximizing the deductibility of the compensation paid to MIM’s management. However, MIM’s compensation committee retains the flexibility to provide compensation in an amount that may exceed the limit for tax deductibility under Section 162(m) and waive the mandatory deferral, as appropriate, whenever MIM’s compensation committee believes that payment of such compensation furthers the goals of MIM’s executive compensation program, or is otherwise in the best interests of MIM and its stockholders.

Members of the Compensation Committee:

Louis T. DiFazio, Chairman

Michael Kooper
Ronald K. Shelp

Employment Agreements

      In December 1998, Mr. Friedman entered into an employment agreement with MIM. Under Mr. Friedman’s employment agreement, he was granted options to purchase 800,000 shares of MIM common stock at an exercise price of $4.50 per share (the market price on December 2, 1998, the date of grant), 200,000 performance units and 300,000 restricted shares. Such grants were canceled after the proposal seeking stockholder approval for such grants at the 1999 annual meeting of MIM stockholders was withdrawn prior to a vote of the MIM stockholders. Based upon the recommendations of MIM’s compensation committee, Mr. Friedman’s employment agreement was amended in 1999 and 2001, on August 9, 2004 and on October 28, 2004. Mr. Friedman’s employment agreement provides for Mr. Friedman’s employment as the Chairman and Chief Executive Officer of MIM for a term of employment through November 30, 2006 (unless earlier terminated) at an initial base annual salary of $425,000. In December 2001, MIM’s compensation committee approved an increase in Mr. Friedman’s base annual salary to $594,000 and making an annual grant to Mr. Friedman of options to purchase 200,000 shares of MIM common stock at the beginning of each year commencing January 1, 2002. Mr. Friedman is also entitled to receive certain fringe benefits, including an automobile allowance, and is also eligible to participate in MIM’s executive bonus program.

      If Mr. Friedman’s employment is terminated early due to his death or disability all vested options may be exercised by his estate for one year following termination; provided, however, that should Mr. Friedman remain disabled for six months following his termination for disability, he shall also be entitled to receive for a period of two years following termination, his annual salary at the time of termination and continuing coverage under all benefit plans and programs to which he was previously entitled. If Mr. Friedman’s employment is terminated early by MIM without cause, (i) Mr. Friedman shall be entitled to receive, for the longer of two years following termination or the period remaining in his term of employment under his employment agreement, his annual salary at the time of termination (less the net proceeds of any long term disability or workers’ compensation benefits) and continuing coverage under all benefit plans and programs to which he was previously entitled and (ii) all unvested options shall become vested in any other pension or deferred compensation plans. If MIM terminates Mr. Friedman for cause, he shall be entitled to receive only salary, bonus and other benefits earned and accrued through the date of termination. If Mr. Friedman terminates his employment for good reason, (i) Mr. Friedman shall be entitled to receive, for a period of two years following termination, his annual salary at the time of termination and continuing coverage under all benefit plans and programs to which he was previously entitled and (ii) all unvested options shall become vested and immediately exercisable in accordance with the terms of the options and Mr. Friedman shall become vested in any other pension or deferred compensation plans. Upon MIM undergoing certain specified changes of control that result in his termination by MIM or a material reduction in his duties, (i) Mr. Friedman shall be entitled to receive, for the longer of three years following termination or the period remaining in his term of employment under Mr. Friedman’s employment agreement, his annual salary at the time of termination and continuing coverage under all benefits plans and programs to which he was previously entitled and (ii) all unvested options shall become vested and immediately exercisable in accordance with the terms of the options and Mr. Friedman shall become vested in any other pension or deferred compensation plans.

      Under an August 9, 2004 amendment, Mr. Friedman agreed that being employed as Chairman of the Board of Directors of the combined company and terminating his position as Chief Executive Officer of MIM in connection with the merger will not constitute good reason for Mr. Friedman to terminate his employment agreement. As a result, the completion of the merger does not trigger Mr. Friedman’s right to receive severance compensation or other termination benefits. In addition, under an October 28, 2004 amendment, in the event his employment agreement is not renewed upon its expiration, Mr. Friedman will be entitled to receive all of the severance benefits described above, together with an amount equal to one year’s salary.

      During the term of employment and for one year following the later of his termination or his receipt of severance payments, Mr. Friedman may not directly or indirectly (other than with MIM) participate in the United States in any pharmacy benefit management business or other business that is at any time a material part of MIM’s overall business. Similarly, for a period of two years following termination, Mr. Friedman may not solicit or otherwise interfere with MIM’s relationship with any present or former employee or customer of MIM.

      In March 1999, Mr. Posner entered into an employment agreement with MIM that provides for his employment as MIM’s Vice President and General Counsel for a term of employment through February 28, 2004 (unless earlier terminated) at an initial base annual salary of $230,000. In January 2004, the term of Mr. Posner’s employment agreement was extended through February 28, 2006. Mr. Posner currently serves as MIM’s Executive Vice President, Secretary and General Counsel. Under Mr. Posner’s employment agreement, Mr. Posner is entitled to receive certain fringe benefits, including an automobile allowance, and is also eligible to participate in MIM’s executive bonus program. Under his employment agreement, Mr. Posner was granted 60,000 restricted shares of MIM common stock. The restricted shares are subject to restrictions on transfer and encumbrance through December 31, 2006 and are automatically forfeited to MIM upon termination of Mr. Posner’s employment with MIM prior to December 31, 2006. Mr. Posner possesses voting rights with respect to the restricted shares, but is not entitled to receive dividends or other distributions, if any, paid with respect to the restricted shares. In addition, Mr. Posner’s restricted shares shall vest and become immediately transferable without restriction upon the occurrence of the following termination events: (i) Mr. Posner is terminated early by MIM without cause, (ii) Mr. Posner terminates his employment for good reason, or (iii) after certain changes of control of MIM that result in Mr. Posner’s termination by MIM or a material reduction of his duties with MIM. In addition, in the event that Mr. Posner is terminated without cause or he terminates his employment for good reason following a change of control of MIM, all restricted shares issued to Mr. Posner shall vest and become immediately payable. Upon termination, Mr. Posner is entitled to substantially the same entitlements as described above as Mr. Friedman. In addition, Mr. Posner is subject to the same restrictions on competition and non-interference as described above with respect to Mr. Friedman.

      Under an amendment to Mr. Posner’s employment agreement on October 28, 2004, good reason for termination by Mr. Posner now includes relocation of his principal location of employment more than 50 miles from his current location of employment in Elmsford, New York without his consent. In addition, the amendment provides that in the event Mr. Posner’s employment agreement is not renewed upon its expiration, Mr. Posner will be entitled to receive all of the severance benefits described above, together with an amount equal to one years’ salary.

      In June 2001, Mr. Corvese entered into an employment letter agreement with MIM that provides for his employment until terminated by MIM or Mr. Corvese. In September 2003, MIM and Mr. Corvese entered into a letter agreement amending certain provisions of his employment agreement. Under his employment agreement, Mr. Corvese serves as Vice President of Operations of Scrip Solutions, LLC. Mr. Corvese is paid an initial base annual salary of $175,000 and is entitled to receive certain fringe benefits, including an automobile allowance, and is also eligible to participate in MIM’s executive bonus program. In the event that Mr. Corvese is terminated by MIM or any successor without cause or he terminates his employment at any time for good reason, he is entitled to receive an amount equal to one year of salary. Mr. Corvese is subject to the same restrictions on competition and non-interference as described above with respect to Mr. Friedman.

      Under an amendment to Mr. Corvese’s employment agreement on December 1, 2004, good reason for termination by Mr. Corvese now includes relocation of his principal location of employment more than 50 miles from his current location of employment in Elmsford, New York.

      In January 2004, MIM entered into a severance arrangement with Mr. Carfora. Pursuant to the terms of the arrangement, if he is terminated by MIM or any successor without cause or he terminates his employment with MIM for good reason at any time prior to January 28, 2007, he is entitled to receive severance payments equal to one year of salary at his then current salary level and all outstanding unvested stock options previously granted to him and then held by him vest and become immediately exercisable and are otherwise exercisable in accordance with their terms. Mr. Carfora is subject to the same restrictions on competition and non-interference as described above with respect to Mr. Friedman.

      In December 2004, MIM offered to enter into an employment agreement with Mr. Carfora on substantially similar terms as the agreements MIM has entered into with the other MIM executive officers, except that Mr. Carfora will have the right on the first year anniversary to terminate his employment without good reason and be entitled to receive severance payments equal to one year of salary at his then current salary level and a retention bonus equal to the same amount. All outstanding unvested stock options previously granted to him and then held by him vest and become immediately exercisable and are otherwise exercisable in accordance with their terms. In addition, under the proposed employment agreement, Mr. Carfora’s employment as an executive vice president of the combined company and termination of his position as Chief Operating Officer of MIM in connection with the merger would not constitute good reason for Mr. Carfora to terminate his employment agreement.

Stockholder Return Performance Graph

      The information in this section shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Exchange Act or incorporated by reference in any document so filed, and is not subject to the proxy rules under, or to the antifraud liabilities of Section 18 of, the Exchange Act.

      MIM common stock first commenced trading on Nasdaq on August 15, 1996, in connection with MIM’s initial public offering. The graph set forth below compares, for the period of December 31, 1999 through December 31, 2004, the total cumulative return to holders of MIM common stock with the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the Nasdaq Stock Market Health Services Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

AMONG MIM CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX

AND THE NASDAQ HEALTH SERVICES INDEX

[graph to come]

*	$100 invested on December 31, 1999 in MIM Common Stock, the Nasdaq Stock Market (U.S.) Index and the Nasdaq Health Services Index, including reinvestment of dividends, if any.

Summary of MIM Stock Plan

      The following discussion summarizes the material terms of the MIM stock plan as proposed to be amended.

Administration

      The MIM stock plan is administered by MIM’s compensation committee. Each director serving as a member of MIM’s compensation committee satisfies the requirements for a “non-employee director” under Rule 16b-3 of the Exchange Act and an “outside director” under Section 162(m) of the Code. All grants under the MIM stock plan are evidenced by a certificate that incorporates such terms and conditions as MIM’s compensation committee deems necessary or appropriate.

Coverage Eligibility and Grant Limits

      The MIM stock plan provides for (i) the issuance to key employees of stock options, stock appreciation rights, referred to as SARs, and performance units, (ii) the making of stock grants to key employees and (iii) the granting of non-equity restricted stock units to key employees. A key employee will be any employee of MIM or any subsidiary, parent or affiliate of MIM designated by MIM’s compensation committee who, in the judgment of the compensation committee, acting in its absolute discretion, is key directly or indirectly to the success of MIM. No key employee in any calendar year may be granted an option to purchase more than 350,000 shares of MIM common stock, more than 350,000 SARs with respect to MIM common stock, stock grants for more than 350,000 shares of common stock, restricted stock units based on the value of more than 350,000 shares of MIM common stock or any combination of such awards covering, in the aggregate, 500,000 shares of MIM common stock. Furthermore, subsequent to the June 5, 2003 amendment and restatement of the MIM stock plan, MIM may not grant restricted stock units, stock awards or performance units totaling more than 1,000,000 shares of MIM common stock under the MIM stock plan.

Shares Reserved for Issuance Under MIM Stock Plan

      There are currently 3.75 million shares of MIM common stock reserved for issuance under the MIM stock plan. Upon approval of this proposal, the MIM stock plan will be amended to increase the authorized number of shares of MIM common stock available for grants under the MIM stock plan by 2 million shares to 5.75 million shares. These additional shares shall be reserved to the extent that MIM deems appropriate from authorized but unissued shares of MIM common stock and from shares of MIM common stock that have been reacquired by MIM.

      Any shares of MIM common stock subject to an option or stock grant that remain unissued after the cancellation, expiration or exchange of the option or stock grant, or that are forfeited after issuance, any shares of MIM common stock subject to a SAR that remain unissued after the cancellation or expiration of the SAR and any shares of MIM common stock subject to issuance upon the vesting of restricted stock units that remain unissued after the cancellation or forfeiture of such units will again be available for grants under the MIM stock plan.

Options

      Under the MIM stock plan, incentive stock options, referred to as ISOs, which are intended to qualify for special tax treatment under Section 422 of the Code, may be granted to key employees of MIM or a subsidiary or parent of MIM. Non-qualified stock options, referred to as Non-ISOs, may also be granted to key employees. Each option granted under the MIM stock plan entitles the holder of such option to purchase the number of shares of MIM common stock specified in the grant at the exercise price specified in the related stock option certificate. At the discretion of the compensation committee, the stock option certificate can provide for payment of the exercise price either in cash or in MIM common stock that has been held for at least six (6) months and is acceptable to MIM’s compensation committee or in any combination of cash and MIM common stock. The exercise price may also be paid through any cashless exercise procedure that is acceptable to MIM’s compensation committee or its delegate and that is facilitated through a sale of MIM common stock. The terms and conditions of each option granted under the MIM stock plan will be determined by the compensation committee, but no option will be granted at an exercise price that is less than the fair market value of the MIM common stock as determined on the grant date in accordance with the MIM stock plan. In addition, if the option is an ISO that is granted to a 10% stockholder of MIM, the option exercise price will be no less than 110% of the fair market value of MIM common stock on the grant date. No option may be exercisable more than 10 years from the grant date, or, if the option is an ISO granted to a 10% stockholder of MIM, it may not be exercisable more than five (5) years from the grant date. Moreover, no key employee may be granted ISOs that are first exercisable in any calendar year for stock having an aggregate fair market value (determined as of the date the ISO was granted) that exceeds $100,000. MIM’s compensation committee may not as part of an option grant provide for an option reload feature whereby a key employee receives an automatic grant of an additional option as of the date the key employee exercises the original option if the key employee uses MIM common stock to pay all or a part of the option exercise price or uses MIM common stock to satisfy all or part of any related tax withholding requirement. Options, once issued, may not be repriced without first obtaining the approval of the MIM stockholders.

Stock Appreciation Rights

      SARs may be granted by MIM’s compensation committee to key employees under the MIM stock plan, either as part of an option or as stand-alone SARs. The terms and conditions for a SAR granted as part of an option will be set forth in the related stock option certificate while the terms and conditions of a stand-alone SAR will be set forth in a related SAR certificate. SARs entitle the holder to receive an amount (in cash, MIM common stock, or a combination of cash and MIM common stock) equal to the excess of the fair market value of one share of MIM common stock as of the date such right is exercised over the initial stock price specified in the stock option or SAR certificate, referred to as the SAR Value, multiplied by the number of shares of MIM common stock in respect of which the SAR is being exercised. The SAR Value for a SAR will be no less than the fair market value of a share of MIM common stock as determined on the grant date in accordance with the MIM stock plan. Recently enacted nonqualified deferred compensation legislation will change the tax consequences described in this section for grants made after 2004 and under certain limited circumstances could affect the tax consequences of grants made before 2005.

Restricted Stock Units

      Restricted stock units may be granted by MIM’s compensation committee to key employees under the MIM stock plan. The value of each restricted stock unit will correspond to the fair market value of a share of MIM common stock as determined on the grant date. Each restricted stock unit grant shall be evidenced by a restricted stock unit certificate that will set forth the number of restricted stock units granted to the key employee, the vesting schedule applicable to such restricted stock units and such other terms and conditions of grant as MIM’s compensation committee, acting in its absolute discretion, deems consistent with the terms of the MIM stock plan. Except for dividend equivalent adjustments made by MIM’s compensation committee for stock dividends in accordance with the terms of the MIM stock plan, there shall be no adjustment to restricted stock units for dividends paid by MIM. Upon the vesting of a restricted stock unit, the key employee shall receive payment in shares of MIM common stock, and the number of shares of MIM common stock to be issued to the key employee shall be equal to the number of restricted stock units that have so vested unless a key employee has made a deferral election in accordance with the terms of the MIM stock plan. At the time a key employee receives shares of MIM common stock equal in number to the vested restricted stock units, such vested restricted stock units shall automatically be canceled and the key employee shall have no further rights to payment of any kind. MIM’s compensation committee, in its absolute discretion, may permit a key employee to elect to defer receipt of the delivery of shares of MIM common stock that would otherwise be due to such key employee by virtue of the vesting of a restricted stock unit; provided such deferral election is made at least twelve (12) months before the restricted stock unit vests. Any deferral election shall be subject to compliance with the rules and procedures for such payment deferrals as established by MIM’s compensation committee; provided that MIM’s compensation committee shall not be permitted to create any arrangement that would constitute an employee pension benefit plan as defined in ERISA, unless the arrangement provides benefits solely to one or more individuals who constitute members of a select group of management or highly compensated employees (within the meaning of ERISA). MIM’s compensation committee may, at the time a grant of restricted stock units is made, prescribe corporate, divisional or individual performance goals, applicable to all or any portion of the restricted stock units subject to the grant. Performance goals may be based on achieving a certain level of total revenue, earnings, earnings per share or return on equity of MIM and its subsidiaries and affiliates, or on the extent of changes in such criteria. Recently enacted nonqualified deferred compensation legislation will change the tax consequences described in this section for deferral of receipt of shares of restricted stock until after 2004.

Stock Grants

      A stock grant may be made by MIM’s compensation committee to key employees under the MIM stock plan. The terms and conditions for a stock grant will be set forth in the related stock grant certificate and will be determined by MIM’s compensation committee, acting in its sole discretion. MIM’s compensation committee may make the issuance of MIM common stock under a stock grant subject to the satisfaction of one or more employment, performance, purchase or other conditions and may make the MIM common stock issued pursuant to such a grant subject to similar forfeiture conditions. MIM’s compensation committee may, at the time a stock grant is made, prescribe corporate, divisional or individual performance goals, applicable to all or any portion of the shares of MIM common stock subject to the stock grant. Performance goals may be based on achieving a certain level of total revenue, earnings, earnings per share or return on equity of MIM and its subsidiaries and affiliates, or on the extent of changes in such criteria. Upon the satisfaction of any applicable forfeiture conditions and performance goals, a certificate requesting the shares of MIM common stock underlying the stock grant will be transferred to the key employee.

Performance Units

      Performance units may be granted to key employees under the MIM stock plan. The terms and conditions for the performance units, including the performance goals, the performance period and a value for each performance unit (or a formula for determining such value), shall be established by MIM’s compensation committee acting in its sole discretion and shall be set forth in a written agreement covering such performance units. MIM’s compensation committee shall specify corporate, division or individual performance goals that the key employee must satisfy in order to receive payment for such performance units. Performance goals may be based on achieving a certain level of total revenue, earnings, earnings per share or return on equity of MIM and its subsidiaries and affiliates, or on the extent of changes in such criteria. Different performance goals may be established for different performance units, and a key employee may be granted more than one award of performance units at the same time. If the performance goals are satisfied, MIM shall pay the key employee an amount in cash equal to the value of each performance unit at the time of payment. In no event shall a key employee receive an amount in excess of $1,000,000 in respect of performance units for any given year.

Non-Transferability

      No option, stock grant, SAR, restricted stock unit or performance unit will (absent the consent of MIM’s compensation committee) be transferable by a key employee other than by will or the laws of descent and distribution. Any option, stock grant, SAR, restricted stock unit or performance unit will (absent the consent of MIM’s compensation committee) be exercisable during a key employee’s lifetime only by the key employee.

Amendments to the MIM Stock Plan

      The MIM stock plan may be amended by the MIM board of directors to the extent that it deems it necessary or appropriate (but any amendment relating to ISOs will be made subject to the limitations of Section 422 of the Code), and the MIM stock plan may be terminated by the MIM board of directors at any time. The MIM board of directors may not unilaterally modify, amend or cancel any option, stock grant, SAR, restricted stock unit or performance unit previously granted without the consent of the holder of such option, stock grant, SAR, restricted stock unit or performance unit, unless there is a dissolution or liquidation of MIM or in connection with certain corporate transactions.

Adjustment of Shares

      The number, kind or class of shares of MIM common stock reserved for issuance under the MIM stock plan, the annual grant caps, the number, kind or class of shares of MIM common stock subject to options, stock grants, restricted stock units or SARs granted under the MIM stock plan and the exercise price of options and the SAR Value of SARs granted shall be adjusted by MIM’s compensation committee in an equitable manner to reflect any change in the capitalization of MIM.

Mergers

      MIM’s compensation committee as part of any transaction described in Section 424(a) of the Code will have the right to adjust (in any manner that MIM’s compensation committee in its discretion deems consistent with Section 424(a) of the Code) the number, kind or class of shares of MIM common stock reserved for issuance under the MIM stock plan, the annual grant caps, and the number, kind or class of shares of MIM common stock subject to option, restricted stock unit and SAR grants and stock grants previously made under the MIM stock plan and the related exercise price of the options and the SAR Value of the SARs and, further, shall have the right to make (in any manner that MIM’s compensation committee in its discretion deems consistent with Section 424(a) of the Code) option, SAR and restricted stock unit grants and stock grants to effect the assumption of, or the substitution for, options, SARs, restricted stock units and stock grants previously made by any other corporation to the extent that such transaction calls for the substitution or assumption of such grants.

Change in Control

      If there is a change in control of MIM, (i) any conditions to the exercise of outstanding options and SARs, any and all conditions to the vesting of restricted stock units and any and all issuance, vesting and forfeiture conditions on any stock grants and performance units made under the MIM stock plan shall be deemed satisfied in full and (ii) each then outstanding option, stock grant, restricted stock unit, SAR grant and performance unit grant may be canceled unilaterally by the MIM board of directors if the MIM board of directors provides each key employee a reasonable period (not less than 30 days) to exercise his or her options and SARs and to take such other action as is necessary or appropriate to receive MIM common stock subject to any restricted stock unit, stock grants or cash subject to any performance unit.

Loans

      If approved by MIM’s compensation committee, MIM may lend money to, or guarantee loans by, a third party to any key employee to finance the exercise of any option granted under the MIM stock plan or the purchase of any MIM common stock subject to stock grants.

Federal Income Tax Consequences

      The rules concerning the federal income tax consequences with respect to grants made pursuant to the MIM stock plan are technical, and reasonable persons may differ on the proper interpretation of such rules. Moreover, the applicable statutory and regulatory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. Therefore, the following discussion is designed to provide only a brief, general summary description of the federal income tax consequences associated with such grants, based on a good faith interpretation of the current federal income tax laws, regulations (including certain proposed regulations) and judicial and administrative interpretations. The following discussion does not set forth (i) any federal tax consequences other than income tax consequences or (ii) any state, local or foreign tax consequences that may apply.

      ISOs. In general, a key employee will not recognize taxable income upon the grant or the exercise of an ISO. For purposes of the alternative minimum tax, however, the key employee will be required to treat an amount equal to the difference between the fair market value of the MIM common stock on the date of exercise over the option exercise price as an item of adjustment in computing the key employee’s alternative minimum taxable income. If the key employee does not dispose of the MIM common stock received pursuant to the exercise of the ISO within either (i) two years after the date of the grant of the ISO or (ii) one year after the date of the exercise of the ISO, a subsequent disposition of the MIM common stock generally will result in long-term capital gain or loss to such employee with respect to the difference between the amount realized on the disposition and exercise price. MIM will not be entitled to any federal income tax deduction as a result of such disposition. In addition, MIM normally will not be entitled to take a federal income tax deduction at either the grant or the exercise of an ISO.

      If the key employee disposes of the MIM common stock acquired upon exercise of the ISO within either of the above-mentioned time periods, then in the year of such disposition, such employee generally will recognize ordinary income, and MIM will be entitled to a federal income tax deduction (provided MIM satisfies applicable federal income tax reporting requirements), in an amount equal to the lesser of (i) the excess of the fair market value of the MIM common stock on the date of exercise over the option exercise price or (ii) the amount realized upon disposition of the MIM common stock over the exercise price. Any gain in excess of such amount recognized by the key employee as ordinary income would be taxed to such individual as short-term or long-term capital gain (depending on the applicable holding period).

      Non-ISOs. A key employee will not recognize any taxable income upon the grant of a Non-ISO, and MIM will not be entitled to take an income tax deduction at the time of such grant. Upon the exercise of a Non-ISO, the key employee generally will recognize ordinary income and MIM will be entitled to a federal income tax deduction (provided MIM satisfies applicable federal income tax reporting requirements) in an amount equal to the excess of the fair market value of the MIM common stock on the date the shares are transferred pursuant to the exercise of the Non-ISO over the option exercise price. If, however, the key employee’s subsequent sale of the shares of MIM common stock within six months after the “purchase” of the shares could subject him or her to suit under Section 16(b) of the Exchange Act, the key employee will not recognize income on the date the shares are transferred to him or her, but will recognize income based on the difference between the option exercise price and the fair market value of the shares of MIM common stock on the date that is the earlier of (i) six months after such “purchase” or (ii) the first date within such six-month period that the shares could be sold by the key employee without being subject to suit under Section 16(b). However, if the key employee timely elects under Section 83(b) of the Code, fair market value of the shares of MIM common stock will be determined on the date the shares are transferred pursuant to the exercise without regard to the effect of Section 16(b). The U.S. Tax Court has held that the “purchase” of shares subject to an option for this purpose occurs when the option is granted. MIM will be entitled to a deduction from income in the same amount when the key employee recognizes the ordinary income. Upon a subsequent sale of the MIM common stock by the key employee, such employee will recognize short-term or long-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on the disposition and the fair market value of the shares of MIM common stock when ordinary income was recognized.

      SARs. A key employee will recognize ordinary income for federal income tax purposes upon the exercise of a SAR under the MIM stock plan for cash, MIM common stock or a combination of cash and MIM common stock, and the amount of income that the key employee will recognize will depend on the amount of cash, if any, and the fair market value of the common stock, if any, that the key employee receives as a result of such exercise. MIM generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the key employee in the same taxable year in which the key employee recognizes such income, if MIM satisfies applicable federal income tax reporting requirements.

      Stock Grants. A key employee generally will recognize ordinary income for federal income tax purposes when his interest in a stock grant is no longer subject to a substantial risk of forfeiture. Such income will equal the excess of the then fair market value of the MIM common stock subject to such stock grant over the purchase price, if any, paid for such stock. MIM generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the key employee in the same taxable year in which the key employee recognizes such income, if MIM satisfies the applicable federal income tax reporting requirements.

      Restricted Stock Units. A key employee generally will recognize ordinary income for federal income tax purposes when the key employee receives the shares of MIM common stock underlying the restricted stock unit. Such income will equal the excess of the then fair market value of the MIM common stock on the date of receipt of the shares by the key employee over the purchase price, if any, paid for such shares. MIM generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the key employee in the same taxable year in which the key employee recognizes such income, if MIM satisfies the applicable federal income tax reporting requirements.

      Performance Units. A key employee generally will not recognize income for federal income tax purposes upon the grant of a performance unit. Upon payment of cash with respect to such performance unit, the key employee generally will recognize as ordinary income an amount equal to the amount of cash received. MIM generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the key employee in the same taxable year in which the key employee recognizes such income.

THE MIM SPECIAL MEETING

Date, Time and Place

      The MIM special meeting will be held at                     at       a.m., Eastern Standard Time, on                     , 2005.

Purpose of the MIM Special Meeting

      At the MIM special meeting, stockholders will be asked to:

•	approve the issuance of MIM common stock in the merger to Chronimed stockholders;

•	adopt the amended and restated certificate of incorporation of MIM to change MIM’s name to BioScrip, Inc. and to increase the number of authorized shares of MIM common stock from 40 million shares to 75 million shares;

•	approve the amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares; and

•	approve any motion to adjourn or postpone the MIM special meeting to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the foregoing proposals.

MIM Record Date; Stock Entitled to Vote

      Only MIM stockholders of record at the close of business on the MIM record date will be entitled to notice of, and to vote at, the MIM special meeting or any adjournments or postponements of the MIM special meeting.

      On the MIM record date, there were                      shares of MIM common stock outstanding and entitled to vote at the MIM special meeting. MIM stockholders will have one vote for each share of MIM common stock that they owned on the MIM record date. MIM stockholders can vote in person at the MIM special meeting, through the Internet or by telephone, or by properly executing and returning their proxy cards.

Quorum

      A majority of the shares of MIM common stock outstanding on the MIM record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the MIM special meeting.

      Brokers, banks and other financial institutions that hold shares of MIM common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from their customers. All shares of MIM common stock represented at the MIM special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters for consideration at the MIM special meeting.

Votes Required

Required Vote for Approval of the Issuance of MIM Common Stock (Proposal 1)

      The affirmative vote of the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting, assuming that there is a quorum represented at the MIM special meeting, is required to approve the issuance of shares of MIM common stock in the merger to Chronimed stockholders.

Required Vote to Adopt the Amended and Restated Certificate of Incorporation of MIM (Proposal 2)

      The affirmative vote of the holders of a majority of the shares of MIM common stock outstanding on the MIM record date is required to adopt the amended and restated certificate of incorporation of MIM to change MIM’s name to BioScrip, Inc. and to increase the number of authorized shares of MIM common stock from 40 million shares to 75 million shares.

Required Vote to Approve the Amendment to the MIM Stock Plan (Proposal 3)

      The affirmative vote of the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting, assuming that there is a quorum represented at the MIM special meeting, is required to approve the amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan by 2 million shares.

Required Vote for Approval of an Adjournment or Postponement of the Special Meeting (Proposal 4)

      If necessary, approval of a proposal to adjourn or postpone the MIM special meeting for the purpose of, among other things, establishing a quorum or soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares of MIM common stock present in person or represented by proxy and entitled to vote at the MIM special meeting, whether or not a quorum is represented.

Treatment of Abstentions, Not Voting and Incomplete Proxies

      If a MIM stockholder abstains from voting on any proposal, it will have the same effect as a vote against that proposal. If a MIM stockholder does not vote, it will have no effect with respect to Proposals 1, 3 and 4 and will have the effect of a vote against Proposal 2. If proxies are returned without indication as to how to vote, the MIM common stock represented by such proxy will be considered to be voted in favor of all matters for consideration at the MIM special meeting.

Voting by MIM Directors and Executive Officers

      On the MIM record date, directors and executive officers of MIM and their affiliates owned and were entitled to vote       shares of MIM common stock, or approximately      % of the shares of MIM common stock outstanding on that date.

Voting of Proxies

      A proxy card is enclosed for your use. MIM requests that you complete and sign the accompanying proxy and return it to MIM as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of MIM common stock represented by it will be voted at the MIM special meeting in accordance with the instructions contained in the proxy card.

      If any proxy is returned without indication as to how to vote, the MIM common stock represented by the proxy will be considered a vote in favor of all matters for consideration at the MIM special meeting. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the MIM special meeting.

      Alternatively, you may submit your proxy or voting instructions by accessing the Internet website specified on the enclosed proxy card or by calling the toll-free number specified on the enclosed proxy card.

      Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the MIM special meeting in person.

Revocability of Proxies and Changes to Your Vote

      You have the power to revoke your proxy or change your vote at any time before your proxy is voted at the MIM special meeting. You can revoke your proxy or change your vote in one of four ways: (1) you can send a signed notice of revocation to the corporate secretary of MIM to revoke your proxy; (2) you can send a completed proxy card bearing a later date than your original proxy to MIM indicating the change in your vote; (3) you can log on to the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or call the telephone number specified for MIM on your proxy card; or (4) you can attend the MIM special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given. If you choose any of the first three methods, you must take the described action no later than the beginning of the MIM special meeting. Once voting on a particular matter is completed at the MIM special meeting, you will not be able to revoke your proxy or change your vote as to that matter. If your shares are held in street name by a broker, bank or other financial institution, you must contact them to change your vote.

Solicitation of Proxies

      This solicitation is made on behalf of the MIM board of directors. MIM and Chronimed will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by MIM’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. MIM has engaged the firm of MacKenzie Partners, Inc. to assist it in the distribution and solicitation of proxies and will pay MacKenzie Partners, Inc. $7,500 plus expenses for its services.

PROPOSAL 1. ISSUANCE OF MIM COMMON STOCK IN THE MERGER

      It is a condition to completion of the merger that MIM issue shares of MIM common stock to Chronimed stockholders in the merger. Under the Nasdaq Continued Listing Standards, a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock if the common stock issued in the merger exceeds 20% of the shares of common stock of the corporation outstanding immediately prior to the effectiveness of the merger. If the merger is completed, MIM will issue not less than 14.36 million shares of MIM common stock in the merger, or approximately      % of the shares of MIM common stock outstanding on the date of this joint proxy statement/prospectus, and for this reason MIM must obtain the approval of MIM stockholders for the issuance of shares of MIM common stock in the merger to Chronimed stockholders.

      MIM is asking you to approve the issuance of MIM common stock to Chronimed stockholders in the merger. The issuance of MIM common stock to Chronimed stockholders is necessary to effect the merger.

      The MIM board of directors recommends a vote “FOR” this Proposal 1.

PROPOSAL 2. MIM AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

      Pursuant to the merger agreement, MIM has agreed that, upon consummation of the merger, MIM will change its corporate name to BioScrip, Inc. MIM is also proposing to increase the number of authorized shares of MIM common stock from 40 million shares to 75 million shares. To effect these changes, MIM must amend its certificate of incorporation.

      MIM is proposing to change its name in connection with the merger so that the combined company can improve the brand recognition of its products and services through the creation of a single brand name, BioScrip, Inc. The BioScrip name already has significant market presence, and the companies believe that it will continue to be well received in the marketplace. As a result of the merger, specialty pharmaceutical distribution and clinical management services revenues and gross profit will become an even greater percentage of the combined company’s total revenues and gross profit. As such MIM believes BioScrip, Inc. to be more reflective of MIM’s business, more closely tying its product and service offerings to its corporate identity. In addition, a rebranding around BioScrip will permit MIM to unify the names of the various acquired specialty businesses currently selling in the marketplace, thereby decreasing brand confusion in favor of one recognized name. The new name will allow for further expansion of the companies’ businesses but will not affect or change the services offered to customers in the markets presently served.

      MIM currently has 40,000,000 shares of common stock authorized for issuance. On the MIM record date, MIM had outstanding                      shares of MIM common stock and options to acquire                      shares of MIM common stock. Based on the number of shares of Chronimed common stock and options to acquire Chronimed common stock outstanding as of the MIM Record Date, as a result of the merger, MIM can expect to issue up to                     additional shares of MIM common stock. MIM is proposing to increase the number of authorized shares of MIM common stock to give it sufficient authorized MIM common stock to complete the merger. The increased share authorization will also provide greater flexibility in the capital structure of the combined company by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors. The MIM board of directors will determine whether, when and on what terms the issuance of shares of MIM common stock may be warranted in connection with any future actions. No further action nor authorization by MIM’s stockholders will be necessary prior to issuance of the additional shares of MIM common stock authorized under the amended and restated certificate of incorporation, except as may be required for a particular transaction by the amended and restated certificate of incorporation, by applicable law or regulatory agencies or by the rules of the Nasdaq or of any stock exchange on which MIM’s common stock may then be listed.

      Although an increase in the authorized shares of MIM common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in the acquisition of MIM by another company), the proposed increase in shares authorized is not in response to any effort by any person or group to accumulate MIM common stock or to obtain control of MIM by any means. In addition, the proposal is not part of any plan by the MIM board of directors to recommend or implement a series of anti-takeover measures.

      The MIM board of directors recommends a vote “FOR” this Proposal 2.

PROPOSAL 3. AMENDMENT TO THE MIM STOCK PLAN

      The proposed amendment to the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan from 3.75 million shares to 5.75 million shares is intended to provide MIM with greater flexibility to make future grants under the plan. In connection with the merger, MIM will assume outstanding Chronimed stock options, and the Chronimed option plans relating to them, which, as of the MIM Record Date, after giving effect to such assumption, will represent the right to acquire 2,653,348 shares of MIM common stock. No further grants will be made under the assumed Chronimed option plans. The primary purpose of the MIM stock plan is (1) to attract and retain eligible employees and non-employee directors of MIM, (2) to provide an incentive to eligible employees and non-employee directors to work to increase the value of MIM common stock and (3) to provide eligible employees and non-employee directors with a stake in the future of MIM that corresponds to the stake of each of MIM’s stockholders. The MIM board of directors believes it is in MIM’s best interests to amend the MIM stock plan to increase the number of shares of MIM common stock available for grants under the plan so that MIM may continue to attract and retain the services of qualified employees by providing employees an opportunity to acquire shares of MIM common stock through the plan and to motivate them to increase stockholder value.

      As of the MIM record date, MIM had options to purchase                      shares of MIM common stock outstanding under the MIM stock plan at exercise prices ranging from $          to $           per share and had made restricted stock grants for                      shares of MIM common stock under the MIM stock plan. As of the MIM record date, MIM had                      shares of MIM common stock available for grants under the MIM stock plan, under the 1996 Plan and                     under the Directors Plan.

      Approval of the amendment to the MIM stock plan is not a condition to the merger.

      The MIM board of directors recommends a vote “FOR” this Proposal 3.

PROPOSAL 4. POSSIBLE ADJOURNMENT OR POSTPONEMENT

OF THE MIM SPECIAL MEETING

      The MIM special meeting may be adjourned or postponed to another time or place for the purpose of, among other things, permitting further solicitation of proxies by MIM in favor of each of the proposals or establishing a quorum.

      The MIM board of directors recommends a vote “FOR” this Proposal 4.

THE CHRONIMED SPECIAL MEETING

Date, Time and Place

      The Chronimed special meeting will be held at                     at       a.m., Central Standard Time, on                     , 2005.

Purpose of the Chronimed Special Meeting

      At the Chronimed special meeting, stockholders will be asked to:

•	approve and adopt the merger agreement and approve the merger; and

•	approve any motion to adjourn or postpone the Chronimed special meeting to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the foregoing proposal.

Chronimed Record Date; Stock Entitled to Vote

      Only Chronimed stockholders of record at the close of business on the Chronimed record date will be entitled to notice of, and to vote at, the Chronimed special meeting or any adjournments or postponements of the Chronimed special meeting.

      On the Chronimed record date, there were a total of                      shares of Chronimed common stock outstanding and entitled to vote at the Chronimed special meeting. Chronimed stockholders will have one vote for each share of Chronimed common stock that they owned on the Chronimed record date. Chronimed stockholders can vote in person at the Chronimed special meeting, through the Internet or by telephone or by properly executing and returning their proxy cards.

Quorum

      A majority of the shares of Chronimed common stock outstanding on the Chronimed record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Chronimed special meeting.

      Brokers, banks and other financial institutions that hold shares of Chronimed common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from their customers. All shares of Chronimed common stock represented at the Chronimed special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters for consideration at the Chronimed special meeting.

Votes Required

Required Vote for Approval and Adoption of Merger Agreement and Approval of the Merger (Proposal 1)

      The affirmative vote of the holders of a majority of the shares of Chronimed common stock outstanding on the Chronimed record date is required to approve and adopt the merger agreement and approve the merger.

Required Vote for Approval of an Adjournment or Postponement of the Special Meeting (Proposal 2)

      If necessary, approval of a proposal to adjourn or postpone the Chronimed special meeting for the purpose of, among other things, establishing a quorum or soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares of Chronimed common stock present in person or represented by proxy and entitled to vote at the Chronimed special meeting.

Treatment of Abstentions, Not Voting and Incomplete Proxies

      If a Chronimed stockholder abstains from voting on any proposal, it will have the same effect as a vote against that proposal. If a Chronimed stockholder does not vote, it will have the effect of a vote against Proposal 1 and will have no effect with respect to Proposal 2. If proxies are returned without indication as to how to vote, the Chronimed common stock represented by such proxy will be considered to be voted in favor of all matters for consideration at the Chronimed special meeting.

Voting by Chronimed Directors and Executive Officers

      On the Chronimed record date, directors and executive officers of Chronimed and their affiliates owned and were entitled to vote shares of Chronimed common stock, or approximately      % of the shares of Chronimed common stock outstanding on that date.

Voting of Proxies

      A proxy card is enclosed for your use. Chronimed requests that you complete and sign the accompanying proxy and return it to Chronimed as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Chronimed common stock represented by it will be voted at the Chronimed special meeting in accordance with the instructions contained in the proxy.

      If a proxy is returned without an indication as to how to vote, the Chronimed common stock represented by the proxy will be voted in favor of each of the proposals. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Chronimed special meeting.

      Alternatively, you may submit your proxy or voting instructions by accessing the Internet website specified on the enclosed proxy card or by calling the toll-free number specified on the enclosed proxy card.

      Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Chronimed special meeting in person.

Revocability of Proxies and Changes to Your Vote

      You have the power to revoke your proxy or change your vote at any time before your proxy is voted at the Chronimed special meeting. You can revoke your proxy or change your vote in one of four ways: (1) you can send a signed notice of revocation to the corporate secretary of Chronimed to revoke your proxy; (2) you can send a completed proxy card bearing a later date than your original proxy to Chronimed indicating the change in your vote; (3) you can log on to the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or call the telephone number specified for Chronimed on your proxy card; or (4) you can attend the Chronimed special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given. If you choose any of the first three methods, you must take the described action no later than the beginning of the Chronimed special meeting. Once voting on a particular matter is completed at the Chronimed special meeting, you will not be able to revoke your proxy or change your vote as to that matter. If your shares are held in street name by a broker, bank or other financial institution, you must contact them to change your vote.

Solicitation of Proxies

      This solicitation is made on behalf of the Chronimed board of directors. Chronimed and MIM will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by Chronimed’s officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Chronimed has engaged the firm of MacKenzie Partners, Inc. to assist it in the distribution and solicitation of proxies, and will pay MacKenzie Partners, Inc. $7,500 plus expenses for its services.

PROPOSAL 1. THE MERGER AGREEMENT AND THE MERGER

      As discussed elsewhere in this joint proxy statement/prospectus, Chronimed stockholders are considering and voting to approve and adopt the merger agreement and approve the merger. Chronimed stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Chronimed stockholders are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

      The Chronimed board of directors recommends a vote “FOR” this Proposal 1.

PROPOSAL 2. POSSIBLE ADJOURNMENT OR POSTPONEMENT OF THE

CHRONIMED SPECIAL MEETING

      The Chronimed special meeting may be adjourned or postponed to another time or place for the purpose of, among other things, permitting further solicitation of proxies by Chronimed in favor of Proposal 1 or establishing a quorum.

      The Chronimed board of directors recommends a vote “FOR” this Proposal 2.

COMPARATIVE STOCK PRICES AND DIVIDENDS

      For current price information, Chronimed stockholders are urged to consult publicly available sources. The table below presents the last quoted sale price of MIM common stock, as quoted on Nasdaq under the symbol “MIMS,” the last quoted sale price of Chronimed common stock, as quoted on Nasdaq under the symbol “CHMD” and the market value of a share of Chronimed common stock on an equivalent per share basis. These prices are presented on three dates:

•	August 6, 2004, the last trading day before the public announcement of the signing of the original merger agreement;

•	January 3, 2005, the last trading day before the public announcement of the signing of the merger agreement amendment; and

•	, 2005, the latest practicable date before the date of this joint proxy statement/prospectus.

	MIM Common		Chronimed		Equivalent Per
	Stock		Common Stock		Share Data

August 6, 2004	$7.27		$7.78		$7.45	(1)
January 3, 2005	$6.41		$6.60		$7.18	(2)
, 2005	$ [	]	$ [	]	$ [	](2)

(1)	The equivalent per share data for Chronimed common stock has been determined by multiplying the last reported sale price of a share of MIM common stock on the date shown by the original exchange ratio of 1.025.

(2)	The equivalent per share data for Chronimed common stock has been determined by multiplying the last reported sale price of a share of MIM common stock on each of the dates by the exchange ratio of 1.12.

Market Prices

      The following table sets forth the range of the reported high and low per share sales prices of shares of MIM and Chronimed common stock as shown on Nasdaq, for the calendar quarters indicated.

MIM

	High		Low

Fiscal year ended December 31, 2003:
First Quarter	$7.75		$4.52
Second Quarter	8.43		5.25
Third Quarter	8.79		6.10
Fourth Quarter	7.99		5.52
Fiscal year ended December 31, 2004:
First Quarter	$8.15		$6.81
Second Quarter	9.80		7.10
Third Quarter	9.14		5.66
Fourth Quarter	6.95		5.25
Fiscal year ending December 31, 2005:
First Quarter (through , 2005)	[	]	[	]

Chronimed

	High		Low

Fiscal year ended June 27, 2003:
First Quarter	$5.10		$4.41
Second Quarter	6.11		4.79
Third Quarter	8.80		5.82
Fourth Quarter	10.15		7.66
Fiscal year ended July 2, 2004:
First Quarter	$12.11		$8.67
Second Quarter	9.65		7.99
Third Quarter	9.95		7.58
Fourth Quarter	8.15		6.51
Fiscal year ending July 1, 2005:
First Quarter	$8.19		$5.85
Second Quarter	7.07		5.50
Third Quarter(through , 2005)	[	]	[	]

Dividends

      Neither MIM nor Chronimed has ever paid any cash dividends on its common stock and neither intends to do so in the foreseeable future.

INFORMATION ABOUT THE COMPANIES

MIM Corporation

100 Clearbrook Road
Elmsford, New York 10523
Telephone: (914) 460-1600

      MIM, a pharmaceutical healthcare organization, provides innovative pharmacy benefit management, specialty pharmaceutical management and distribution and other pharmacy-related healthcare solutions. MIM combines clinical management expertise, sophisticated data management and therapeutic fulfillment capabilities to serve the particular needs of its customers. MIM provides a broad array of pharmacy-related products and services to individual patients or enrollees, referred to as members, receiving health benefits, principally through health insurers, including HMOs, indemnity plans and PPOs, managed care organizations, other insurance companies, and, to a lesser extent, labor unions, self-funded employer groups, government agencies and other self-funded plan sponsors, referred to as plan sponsors. These services are organized under two reportable operating segments: (1) pharmacy benefit management and mail services, referred to as pharmacy benefit management services and (2) specialty pharmacy distribution and clinical management services, referred to as specialty management and delivery services.

      MIM’s specialty management and delivery services programs are offered to members that are chronically ill, genetically impaired or afflicted with potentially life threatening diseases. These services include the distribution of biotech and other prescription medications and the provision of pharmacy-related clinical management services and disease state programs. Specialty services are also offered to physicians (in group practice and hospital settings) on behalf of their patients. These physicians are typically affiliated with plan sponsors, which in turn have a provider relationship with MIM.

      MIM offers plan sponsors a broad range of pharmacy benefit management services designed to promote the cost-effective delivery of clinically appropriate pharmacy benefit management services through its network of retail pharmacies and its own dedicated mail service distribution facility.

      As part of its pharmacy benefit management and specialty management and delivery services, MIM offers its customers a wide selection of clinical services, including pharmacy case management, therapy assessment, compliance monitoring, health risk assessment, patient education and interaction evaluation, pharmacy claims processing, mail service and related prescription distribution, benefit design consultation, drug utilization review, formulary management and consultation, drug data analysis, drug interaction management, program management and pharmaceutical rebate administration.

      For more information on MIM, see the section entitled “Where You Can Find More Information” beginning on page 121.

Chronimed Inc.

10900 Red Circle Drive
Minnetonka, Minnesota 55343
Telephone: (952) 979-3600

      Chronimed, a specialty pharmacy services provider, distributes prescription drugs, coordinates customer benefits and provides specialized therapy management services for people with certain health conditions, including HIV/ AIDS, organ transplants and other conditions treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers and government agencies to improve clinical and economic outcomes. It distributes prescription drugs nationally through its Chronimed mail service and StatScript Pharmacy community-based pharmacies. Chronimed’s patients typically have conditions that are generally not being served by traditional pharmacies, require high-cost, complex medications and have complex reimbursement characteristics. All sales are attributed to and all assets are located in the United States.

      Chronimed’s specialty medications are quite expensive (ranging from $3,000 to $150,000 per patient per year), often need refrigerated packaging, may require overnight delivery and are usually part of a complex regimen. These are all reasons these medications are not routinely stocked in traditional mail and retail pharmacies.

      Chronimed’s services are most effective for patients who:

•	have illnesses that are generally not being served by traditional pharmacies because their illnesses occur in less than 1% of the nation’s population;

•	require high-cost, complex medications that are not always available through traditional mail and retail pharmacies and the majority of which must be taken for the rest of the patient’s life;

•	require treatment by pharmacists with advanced knowledge about the patient’s disorder; and

•	require a significant amount of self-management and ongoing education where patient compliance is critical for improving clinical and economic outcomes.

      Chronimed’s key relationships are with:

•	Patients: Chronimed provides a confidential, convenient, competitively priced source of prescription drugs, counseling and a variety of educational materials to help the patient achieve maximum control over his or her condition. Educating patients, improving patient compliance and increasing provider support and intervention favorably affect clinical outcomes and decrease the long-term costs of care. Chronimed’s patient-oriented services include counseling by highly trained registered pharmacists, nurses and internally certified patient specialists, the provision of educational materials, compliance monitoring, insurance billing, refill reminders, 24-hour pharmacist availability, automated reorder capabilities and timely shipments to patients’ homes, workplaces, physicians’ offices and treatment facilities.

•	Physicians and Healthcare Providers: Chronimed believes its expertise makes it a valuable partner for physicians and other healthcare providers working with patients experiencing complex chronic health conditions. Chronimed has developed relationships with several treatment centers, foundations and medical associations that specialize in the treatment or support of patients with specific chronic conditions. Through these relationships, Chronimed is able to introduce its services to a large number of individuals with chronic conditions and the healthcare specialists treating them. Chronimed handles the patients’ pharmacy needs, carries the specialized inventory and manages the payor and patient billing, all designed to free up time for the physician.

•	Pharmaceutical Developers and Manufacturers: Chronimed believes its system is well suited for developers and manufacturers of pharmaceutical products who are targeting specific patient disease populations. Chronimed provides these companies with assistance in introducing new products to the proper candidates, a cost-effective means for distributing products to specific patient populations, specialized packaging for shipping, secure warehousing facilities, wait list management and billing expertise. Chronimed also provides valuable data to the manufacturers, including HIPAA compliant clinical information about patients, compliance experience and outcomes assessments.

•	Payors: Managed care plays a significant role in the provision of healthcare in the United States and a significant number of our patient referrals come from contracted third-party payors and the government. These payors benefit from Chronimed’s services because Chronimed’s experience in managing specific patient groups allows it to improve patient care cost-effectively.

      Chronimed works directly with all of these constituents in a concerted effort to improve clinical and economic outcomes while enhancing the quality of life for the chronically ill.

      For more information on Chronimed, see section entitled “Where You Can Find More Information” beginning on page 121.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

      The following unaudited pro forma condensed consolidated financial statements, referred to as pro forma financial information, are presented to illustrate the effects of the merger on the historical financial position and operating results of MIM and Chronimed. Because MIM has a different fiscal year than Chronimed, and the combined company will adopt the fiscal year-end of MIM, pro forma operating results are presented on a December 31 fiscal-year basis.

      The following unaudited pro forma condensed consolidated balance sheet of MIM at September 30, 2004 gives effect to the merger as if it occurred as of that date. The unaudited pro forma condensed consolidated statements of operations of MIM and Chronimed for the nine months ended September 30, 2004 and the year ended December 31, 2003 give effect to the merger as if it occurred as of January 1, 2003.

      The pro forma financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes to such statements, of MIM and Chronimed. For MIM, those financial statements are included in MIM’s Annual Report for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. For Chronimed, those financial statements are included in Chronimed’s Annual Report on Form 10-K for the year ended July 2, 2004 and its Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, which are incorporated into this joint proxy statement/prospectus by reference.

      The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have occurred had the merger been consummated as of the dates indicated. In particular, the pro forma financial information includes revenues from Value Options and Aetna. MIM received a notice of termination from Value Options, a customer of MIM, and Chronimed received a notice of termination from Aetna, a customer of Chronimed (see Notes 2 and 3 to Unaudited Pro Forma Condensed Consolidated Statements of Income for the Year Ended December 31, 2003 on page 106 and Notes 1 and 2 to Unaudited Pro Forma Condensed Consolidated Statements of Income for the Nine Months Ended September 30, 2004 on page 105). For accounting purposes, MIM will be deemed to be the surviving corporation in the merger and the cost of the acquisition will be allocated to Chronimed’s assets and liabilities based on their respective fair values at the date of the acquisition. The pro forma adjustments are based upon currently available information and upon assumptions that management believes are reasonable. The adjustments included in the pro forma financial information represent the preliminary determination of these adjustments based upon available information. MIM cannot assure you that the actual adjustments will not differ from the pro forma adjustments reflected in the pro forma financial information.

      The merger is structured so that holders of Chronimed common stock will receive shares of MIM common stock as consideration in the merger, as described under the section entitled “The Merger Agreement — Consideration to be Received in the Merger” on page 64 in this joint proxy statement/prospectus. Under the terms of the transaction, the number of shares of MIM common stock to be received for each share of Chronimed common stock is determined by the exchange ratio. The same exchange ratio also will apply with respect to stock options exercisable for shares of Chronimed common stock. The exchange ratio provided for in the merger agreement was determined through arm’s length negotiations.

      Using these assumptions, the consideration to be paid by MIM in connection with the merger will be approximately $113.0 million, consisting of the following:

•	the issuance of shares of MIM common stock with a market value of approximately $90.1 million as consideration for the outstanding shares of Chronimed common stock (the market value of MIM common stock was determined based on the average market price of MIM common stock over the period including the two days before and after the terms of the merger were agreed to and announced);

•	fair value of employee stock options to purchase Chronimed common stock assumed by MIM of $14.9 million;

•	estimated direct transaction costs of MIM of $4.2 million; and

•	estimated deferred tax liability of $3.8 million.

      For pro forma purposes, MIM has assumed that the historical carrying amounts of Chronimed’s tangible assets and liabilities approximated their fair values. The remaining purchase price over the fair value of the assets acquired and liabilities assumed has preliminarily been allocated to intangible assets in the following approximate amounts:

•	$1.0 million to non-compete agreements;

•	$6.0 million to trademarks and tradenames;

•	$3.0 million to customer relationships; and

•	the remaining portion of the purchase price in excess of tangible and intangible assets, estimated at $41.7 million, to goodwill.

      Other intangible assets will be amortized over their expected period of benefit, which is three years for non-compete agreements and six years for trademarks and tradenames and customer relationships.

MIM CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2004

	MIM	Chronimed	Pro Forma Adjustments		Pro Forma

		(In thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$3,264	$19,382	$(8,174	)(a)(b)	$14,472
Short-term investments	—	1,001			1,001
Receivables, less allowance for doubtful accounts	63,350	40,942			104,292
Inventory	10,050	11,244			21,294
Prepaid expenses and other current assets	2,386	2,686			5,072
Income taxes receivable	—	201			201
Short-term deferred taxes	2,864	2,388			5,252

Total current assets	81,914	77,844	(8,174)		151,584
Property and equipment, net	4,172	4,742			8,914
Long term deferred taxes, net	2,732	—			2,732
Other assets and investments	440	147			587
Goodwill, net	71,215	34,480	7,261	(c)(d)	112,956
Intangible assets, net	18,942	—	10,000	(d)	28,942

Total assets	$179,415	$117,213	$9,087		$305,715

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$137	$—			$137
Line of credit	8,169	—	(8,169	)(b)	—
Accounts payable	19,504	14,695	4,200	(e)	38,399
Claims payable	28,851	—			28,851
Payables to plan sponsors	2,504	—			2,504
Accrued expenses and other current liabilities	5,923	4,548			10,471

Total current liabilities	65,088	19,243	(3,969)		80,362
Capital lease obligations, net of current portion	—	—			—
Other non current liabilities	—	2,201	3,800	(f)	6,001

Total liabilities	65,088	21,444	(169)		86,363
Minority interest	—	—	—		—
Stockholders’ equity:
Preferred stock Common stock	2	128	(127	)(a)(c)	3
Treasury stock	(8,002)	—			(8,002)
Additional paid-in capital	130,860	58,338	46,686	(a)(c)	235,884
Accumulated deficit	(8,533)	37,303	(37,303	)(c)	(8,533)

Total stockholders’ equity	114,327	95,769	9,256		219,352

Total liabilities and stockholders’ equity	$179,415	$117,213	$9,087		$305,715

Pro Forma Adjustments

(a)	To reflect the issuance of MIM common stock for Chronimed common stock ($90,082) and outstanding vested options for Chronimed common stock ($14,943), including cash for fractional shares of approximately $5.

(b)	To reflect the use of Chronimed’s cash to repay the outstanding balances under the line of credit on MIM’s books.

(c)	To eliminate Chronimed historical equity accounts, which includes an elimination of $34,480 of Chronimed goodwill and elimination of $95,769 of stockholders’ equity.

(d)	To reflect the estimated fair value of identifiable intangible assets and cost in excess of net assets acquired (goodwill) as a result of the acquisition. Total goodwill resulting from the pro forma transaction is estimated to be $41,741.

(e)	To reflect the estimated direct purchase accounting transaction costs.

(f)	To reflect the estimated deferred tax liability associated with the business purchase.

MIM CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2004

			Pro Forma
	MIM(1)	Chronimed(2)	Adjustments		Pro Forma

	(In thousands, except per share amounts)
Revenue	$463,676	$442,626	$(286	)(a)	$906,016
Cost of revenue	413,128	394,862	(286	)(a)	807,704

Gross profit	50,548	47,764	—		98,312
Selling, general and administrative expenses	37,944	40,656			78,600
Amortization of intangibles	2,225	—	1,375	(b)	3,600

Income from operations	10,379	7,108	(1,375)		16,112
Interest (expense) income, net	(632)	176	458	(c)	2
Other income	—	326			326

Income before provision for income taxes	9,747	7,610	(917)		16,440
Provision for income taxes	3,899	2,911	(367	)(d)	6,443

Net income	$5,848	$4,699	$(550)		$9,997

Basic income per common share	$0.26	$0.37			$0.27

Diluted income per common share	$0.26	$0.36			$0.27

Weighted average common shares used in computing basic income per common share	22,225	12,823	14,202	(e)	36,427

Weighted average common shares used in computing diluted income per common share	22,734	12,982	14,445	(e)(f)	37,179

Pro Forma Adjustments

(a)	To eliminate intercompany sales and cost of sales between MIM and Chronimed.

(b)	To reflect amortization of purchased intangibles.

(c)	To eliminate interest expense paid by MIM on the line of credit and half of Chronimed’s interest income reflecting the use of Chronimed’s cash to pay off the line.

(d)	To reflect the tax provision effect of the pro forma adjustments.

(e)	To reflect the issuance of MIM common stock in connection with the merger.

(f)	To reflect the dilutive effect of the MIM assumption of Chronimed stock options in connection with the merger.

Notes

(1)	MIM’s results include $16,194 in revenue from its pharmacy benefit management contract with Value Options. Value Options gave notice in September 2004 that it is exercising its right of termination effective December 2004, subject to claims run-off.

(2)	Chronimed’s results include $88,073 in revenue and $6,682 in gross profit from its specialty pharmacy contract with Aetna. Aetna gave notice in November 2004 that it is exercising its right of termination of that contract, effective February 28, 2005.

MIM CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, 2003

			Pro Forma
	MIM(1)(2)	Chronimed(3)	Adjustments		Pro Forma

	(In thousands, except per share amounts)
Revenue	$588,770	$487,147	$(364	)(a)	$1,075,553
Cost of revenue	520,249	428,889	(364	)(a)	948,774

Gross profit	68,521	58,258	—		126,779
Selling, general and administrative expenses	50,633	49,762			100,395
Amortization of intangibles	1,863	—	1,833	(b)	3,696

Income from operations	16,025	8,496	(1,833)		22,688
Interest (expense) income, net	(808)	263	213	(c)	(332)
Other income	—	75			75

Income before provision for income taxes	15,217	8,834	(1,620)		22,431
Provision for income taxes	6,087	2,747	(648	)(d)	8,186

Net income	$9,130	$6,087	$(972)		$14,245

Basic income per common share	$0.41	$0.48			$0.39

Diluted income per common share	$0.40	$0.47			$0.38

Weighted average common shares used in computing basic income per common share	22,164	12,623	14,202	(e)	36,366

Weighted average common shares used in computing diluted income per common share	22,640	13,042	14,445	(e),(f)	37,085

Pro Forma Adjustments

(a)	To eliminate intercompany sales and cost of sales between MIM and Chronimed.

(b)	To reflect amortization of purchased intangibles.

(c)	To eliminate interest expense paid by MIM on the line of credit and half of Chronimed’s interest income reflecting the use of Chronimed’s cash to pay off the line.

(d)	To reflect the tax provision effect of the pro forma adjustments.

(e)	To reflect the issuance of MIM common stock in connection with the merger.

(f)	To reflect the dilutive effect of the MIM assumption of Chronimed stock options in connection with the merger.

Notes

(1)	On May 27, 2003, MIM was notified that it was not selected as the single provider of all pharmacy benefits for the State of Tennessee’s Bureau of TennCare commencing July 1, 2003. MIM is still providing Specialty Management and Delivery Services to customers in Tennessee and is working to increase penetration in this market. TennCare contributed revenue to the pharmacy benefit management services segment of $67.8 million for the twelve months ended December 31, 2003. Gross profit on the TennCare contracts was $5.6 million in 2003. There was no TennCare revenue or gross profit in 2004. On June 30, 2003, MIM received a notification from MedImmune, Inc., the manufacturer of Synagis, that MIM was not selected to participate in the 2003/04 Synagis Distribution Network. Synagis contributed revenue to the Specialty Management and Delivery Services segment of $13.7 million for the twelve months ended December 31, 2003. Gross profit for Synagis was $0.9 million in 2003. There was no Synagis revenue or gross profit in 2004.

(2)	MIM’s results include $20,839 in revenue from its pharmacy benefit management contract with Value Options. Value Options gave notice in September 2004 that it is exercising its right of termination effective December 2004, subject to claims run-off.

(3)	Chronimed’s results include $107,536 in revenue and $8,683 in gross profit from its specialty pharmacy contract with Aetna. Aetna gave notice in November 2004 that it is exercising its right of termination of that contract, effective February 28, 2005.

COMPARISON OF RIGHTS OF

MIM AND CHRONIMED STOCKHOLDERS

      This section of this joint proxy statement/prospectus describes certain differences between the rights of holders of Chronimed common stock and MIM common stock. While the following description covers the material differences between the two, this summary may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other referenced documents for a more complete understanding of the differences between being a stockholder of Chronimed and MIM.

Applicable State Corporate Laws

      As a stockholder of Chronimed, your rights are currently governed by the MBCA and Chronimed’s articles of incorporation and bylaws. Conversely, the rights of MIM’s stockholders are currently governed by the DGCL and MIM’s certificate of incorporation and bylaws. After completion of the merger described in this joint proxy statement/prospectus, you will become a stockholder of MIM, and your rights will be governed by the DGCL and MIM’s certificate of incorporation and bylaws.

Capitalization

      The total authorized shares of capital stock of Chronimed consist of (1) 40,000,000 shares of common stock, par value $0.01 per share, and (2) 5,000,000 shares of preferred stock, par value of 0.01 per share. At the close of business on January 7, 2005, 12,824,940 shares of Chronimed common stock were issued and outstanding. No shares of preferred stock were issued and outstanding. The Chronimed board of directors is authorized to establish and designate one or more series of preferred stock, to fix and determine the relative rights and preferences of the shares of any series established, but all shares of preferred stock must be identical except that there may be variations between different series with respect to (1) the rate dividend, (2) the price at and the terms and conditions on which the shares of preferred stock may be redeemed, (3) the amount payable upon shares in the event of voluntary or involuntary liquidation, (4) any sinking fund provisions for the redemption or purchase of shares, (5) the terms and conditions on which shares may be converted, if convertible, and (6) voting rights.

      The total authorized shares of capital stock of MIM consist of (1) 40,000,000 shares of common stock, par value $0.0001 per share, and (2) 5,000,000 shares of preferred stock, par value of 0.0001 per share. At the close of business on January 7, 2005, 22,457,829 shares of MIM common stock were issued and outstanding. No shares of preferred stock were issued and outstanding. The MIM board of directors is authorized to issue preferred stock in series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and relative rights of each such series and the qualifications, limitations or restrictions of such series.

Size and Classification of the Board of Directors

      The Chronimed board of directors is divided into three classes (Classes I, II and III), as permitted by Minnesota law, with one class being elected annually. Chronimed directors are elected for a term of three years and until their successors are elected and qualified. The Chronimed board of directors currently consists of eight directors. The number of directors on the Chronimed board of directors is determined, from time to time, by the Chronimed board of directors and may not be fewer than four directors. MIM’s directors are elected for a term of one year and until their successors are elected and qualified. The MIM board of directors is not divided into classes. The MIM board of directors currently consists of nine directors including one vacancy currently. The number of directors on the MIM board of directors is determined by a resolution of the MIM board of directors.

Removal of Directors

      Chronimed directors may be removed with or without cause by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Chronimed’s capital stock. In accordance with Delaware law, MIM directors may be removed with or without cause by the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies

      Chronimed’s articles of incorporation and bylaws provide that vacancies on the board of directors resulting from death, resignation, retirement, disqualification, removal or otherwise (other than a vacancy due to an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then holding office, although less than a quorum. Vacancies on the board of directors created by any increase in the number of authorized directors may be filled by the affirmative vote of a majority of the directors then holding office. MIM’s bylaws provide that any vacancy on the board of directors, however occurring, including newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for the directors, summarily order an election to be held to fill any vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

Stockholder Action

      Chronimed stockholders may take action at annual or special meetings of stockholders by the affirmative vote of holders of a majority of the voting power of the shares present, in person or by proxy, and entitled to vote at the meeting, except where a different vote is required by law or Chronimed’s articles of incorporation or bylaws, or by unanimous written consent of all Chronimed stockholders entitled to vote on such action. MIM stockholders may take action at annual or special meetings of stockholders, and may also take action by written consent in lieu of any such meeting or meetings without prior notice and without a vote, if such written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Fair Price Provision

      Minnesota law contains a fair price provision that prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror’s last purchase of shares pursuant to a takeover offer, unless the stockholders have a reasonable opportunity to dispose of the shares to the offeror upon terms substantially equivalent to those provided in the earlier takeover offer. The fair price provision does not apply if the board’s disinterested directors (who were directors at the time of the first announcement of the takeover offer or were nominated, elected or recommended for election as directors by a majority of the directors) approve the proposed acquisition of shares before the offeror purchases any shares in the takeover offer. Chronimed is governed by the fair price provision.

      Delaware law contains a provision that restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered under this provision to be a person owning 15% or more of the corporation’s outstanding voting stock. Delaware law restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of the corporation’s outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock, Delaware law prohibits significant business transactions such as a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder and any other transaction that would increase the 15% stockholder’s proportionate ownership of any class or series of capital stock. The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

      The prohibition against these transactions does not apply if:

•	prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of the outstanding voting stock; or

•	the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of the outstanding voting stock.

      Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation. MIM is governed by this provision of Delaware law.

Amendments to Certificate/ Articles of Incorporation

      Under Minnesota law, before the stockholders may vote on an amendment to the articles of incorporation, either a resolution to amend the articles must have been approved by the affirmative vote of the majority of the directors present at the meeting where such resolution was considered or the amendment must have been proposed by stockholders holding 3% or more of the voting power of the shares entitled to vote. Amending the articles of incorporation requires the affirmative vote of the holders of the majority of the voting power present and entitled to vote at the meeting (and of each class, if entitled to vote as a class), unless the articles of incorporation require a larger proportion. Minnesota law provides that a proposed amendment may be voted upon by the holders of a class or series even if the articles of incorporation would deny that right, if among other things, the proposed amendment would increase or decrease the aggregate number of authorized shares of the class or series, change the rights or preferences of the class or series, create a new class or series of shares having rights and preferences prior and superior to the shares of that class or series or limit or deny any existing preemptive right of the shares of the class or series. In addition to the above, amending the articles of incorporation to opt out of the Minnesota control share acquisition statute requires the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, including all shares held by the acquiring person, and the affirmative vote of holders of a majority of the voting power of all shares entitled to vote, excluding the shares held by the acquiring person. A proposed amendment to cause the control share acquisition statute to be inapplicable, however, may be approved by a committee of the board of directors comprised solely of directors who:

•	are, nor have been during the past five years, neither officers nor employees,

•	are neither an “acquiring person” nor affiliates or associates of an “acquiring person,”

•	were not nominated for election as directors by an “acquiring person” or an affiliate or associates of an “acquiring person,” and

•	were directors at the time an acquiring person became an “acquiring person” or were nominated, elected, or recommended for election as directors by a majority of those directors.

      Under Chronimed’s articles of incorporation, amendments to articles VI (concerning the board of directors structure) and IX (concerning the procedures for amending the articles of incorporation) must be approved by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding shares entitled to vote on such amendment.

      Under Delaware law, an amendment to a corporation’s certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the proposed amendment.

Amendments to Bylaws

      Minnesota law provides that, unless reserved by the articles to the stockholders, the power to adopt, amend or repeal a corporation’s bylaws is vested in the board, subject to the power of the stockholders to adopt, amend or repeal the bylaws. After adoption of initial bylaws, the board of directors of a Minnesota corporation cannot adopt, amend or repeal a bylaw fixing a quorum for meetings of stockholders, prescribing procedures for removing directors or filling vacancies in the board or fixing the number of directors or their classifications, qualifications or terms of office, but may adopt or amend a bylaw to increase the number of directors. A proposed amendment to cause the control share acquisition statute to be inapplicable, however, may be approved by a committee of the board of directors comprised solely of directors who:

•	are, nor have been during the past five years, neither officers nor employees,

•	are neither an “acquiring person” nor affiliates or associates of an “acquiring person,”

•	were not nominated for election as directors by an “acquiring person” or an affiliate or associate of an “acquiring person,” and

•	were directors at the time an acquiring person became an “acquiring person” or were nominated, elected, or recommended for election as directors by a majority of those directors.

      Delaware law provides that, unless otherwise designated in the certificate of incorporation, bylaws may be adopted, amended or repealed by the stockholders entitled to vote. The MIM certificate of incorporation provides that the board of directors may adopt, amend or repeal the bylaws. Under Delaware law, stockholders always have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power. MIM’s bylaws provide that bylaws may be adopted, amended or repealed by the stockholders or by the board of directors at any regular or special meeting of the stockholders or the board of directors.

Stockholder Rights Plan

      The following describes the rights agreements of Chronimed and MIM. We urge you to read the rights agreements in their entirety. For the location of these documents, see the section entitled “Where You Can Find More Information” beginning on page 121.

Chronimed Rights Agreement

      The Chronimed board of directors declared a dividend of one preferred share purchase right, referred to as a right, for each outstanding share of Chronimed common stock, payable on December 31, 1996, referred to as the record date, to stockholders of record on that date. Each right entitles the registered holder to purchase from Chronimed one one-thousandth of a share of Chronimed’s Series A Junior Participating Preferred Stock, par value $.01, referred to as the preferred shares, at a price of $120 per one-thousandth of a preferred share, referred to as the purchase price, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, referred to as the rights agreement, dated as of December 18, 1996, between Chronimed and Norwest Bank Minnesota, National Association, as rights agent.

      The rights will separate from the Chronimed common stock, and a distribution date for the rights will occur upon the earlier of: (1) the first date of public announcement that a person or group of affiliated or associated persons has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Chronimed common stock, referred to as an acquiring person, other than pursuant to a “permitted offer” (as defined below) and (2) the 10th day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Chronimed common stock (or such later date as may be determined by the Chronimed board of directors prior to a person or group of affiliated or associated persons becoming an acquiring person), referred to as the distribution date.

      A permitted offer is a tender offer or an exchange offer for all outstanding Chronimed common stock at a price and on terms determined by a majority of the Chronimed board of directors who are not officers of Chronimed and who are not acquiring persons or affiliates or associates of an acquiring person and after receiving advice from one or more investment banking firms, to be (1) fair to stockholders (taking into account all factors which the board of directors deems relevant) and (2) otherwise in the best interests of Chronimed and its stockholders, employees, customers, suppliers and creditors and the communities in which Chronimed does business, and which the Chronimed board of directors determines to recommend to Chronimed’s stockholders.

      Until the distribution date, (1) the rights are evidenced by Chronimed’s common stock certificates and are transferable with and only with Chronimed common stock, (2) new Chronimed common stock certificates issued after the record date upon transfer or new issuance of Chronimed common stock will contain a notation incorporating the rights agreement by reference, and (3) the surrender for transfer of any Chronimed common stock certificate, even without such notation or a copy of the summary of rights attached to such certificate, constitutes the transfer of the rights associated with the Chronimed common stock represented by such certificate. Promptly after the distribution date, separate certificates evidencing the rights, referred to as right certificates, will be mailed to holders of record of Chronimed common stock as of the close of business on the distribution date, and such separate right certificates alone will evidence the rights. The rights are not exercisable until the distribution date. The rights will expire on December 18, 2006, unless extended or earlier redeemed or exchanged by Chronimed as described below.

      The purchase price payable and the number of preferred shares or other securities or property issuable upon exercise of the rights are subject to customary anti-dilution provisions. No fraction of a preferred share (other than fractions in integral multiples of one one-thousandth of a share) will be issued and, in lieu of a fractional share, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of equal to the greater of $.01 per share or an aggregate dividend of 1,000 times the dividend declared per share of Chronimed common stock.

      In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment equal to the greater of $0.01 per share or an aggregate payment of 1,000 times the payment made per share of Chronimed common stock. Each preferred share will have 1,000 votes, voting together with Chronimed common stock. In the event of any merger, consolidation or other transaction in which shares of Chronimed common stock are exchanged, each preferred share will be entitled to receive 1,000 times the amount received per share of Chronimed common stock. These rights are subject to adjustment in the event of a stock dividend on Chronimed common stock or a subdivision, combination or consolidation of the Chronimed common stock.

      In the event that a person or group becomes an acquiring person (except pursuant to a permitted offer), each holder of a right, other than the acquiring person or the affiliates, associates or transferees of such holder (whose rights will become void at that time), will then have the right to receive upon exercise of such rights at the then current purchase price of the right that number of shares of Chronimed common stock obtained by multiplying the then current purchase price of the right by the number of one one-thousandths of a preferred share for which a right is exercisable immediately prior to such person or group becoming an acquiring person and dividing that product by 50% of the then current per share market price of Chronimed common stock on the date such person or group became an acquiring person.

      In the event that Chronimed is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of Chronimed and its subsidiaries (taken as a whole) are sold after a person or group becomes an acquiring person (except pursuant to a permitted offer), holders of the rights will then have the right to receive, upon exercise of the right at the then current purchase price of the right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) obtained by multiplying the then current purchase price of the right by the number of one one-thousandths of a preferred share for which a right is exercisable immediately prior to such merger or other business combination and dividing that product by 50% of the current per share market price of the common shares of the acquiring company on the date of completion of such merger or other business combination.

      At any time after a person becomes an acquiring person (subject to certain exceptions), and prior to the acquisition by a person of 50% or more of the outstanding shares of Chronimed common stock, the continuing directors (as defined in the rights agreement) may exchange all or part of the rights for Chronimed common stock at an exchange ratio per right equal to the result obtained by dividing the purchase price of a right by the current per share market price of Chronimed common stock, subject to adjustment. At any time before a person has become an acquiring person, the continuing directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment. The redemption of the rights may be made effective at such time, on such basis and with such conditions as such continuing directors may, in their sole discretion, establish. Until a right is exercised, the holder of such right will have no rights as a stockholder of Chronimed.

MIM Rights Plan

      MIM has entered into an Amended and Restated Rights Agreement, dated as of December 2, 2002, with American Stock Transfer and Trust Company, as rights agent. This agreement is referred to in this joint proxy statement/prospectus as the rights agreement and is otherwise known as a “poison pill.”

      Under the rights agreement, the rights initially attach to all certificates representing shares of outstanding MIM common stock, and no separate rights certificates are distributed; the rights are not separately traded. The rights will separate from the MIM common stock and rights certificates will be separately distributed, referred to as the distribution date, and the rights will be separately traded upon the earliest to occur of (1) 10 business days (or, subject to certain limitations, such later date as may be determined by action of the MIM board of directors prior to such time) following a public announcement, the date of such announcement being referred to as the stock acquisition date, that (a) a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of MIM common stock or (b) the MIM board of directors has, in accordance with the criteria set forth in the Amended and Restated Rights Agreement, declared a person who beneficially owns at least 10% of the then outstanding shares of MIM common stock to be an “adverse person,” (2) 10 business days (or, subject to certain limitations, such later date as may be determined by action of the MIM board of directors prior to such time) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of MIM common stock and (3) the occurrence of a flip-over event (as defined below). Until the distribution date, (1) the rights will be evidenced solely by MIM common stock certificates and will be transferred with and only with such MIM common stock certificates, (2) new MIM common stock certificates issued after the record date (including shares distributed from MIM’s treasury) will contain a notation incorporating the rights agreement by reference and (3) the surrender for transfer of any MIM common stock certificates will also constitute the transfer of the rights associated with the MIM common stock evidenced by such certificates.

      The rights are not exercisable until the distribution date and will expire at the close of business on November 24, 2012, unless the rights are earlier redeemed or exchanged by MIM as described below.

      As soon as practicable after the distribution date, separate certificates evidencing the rights will be mailed to holders of record of MIM common stock as of the close of business on the distribution date, and after that time the separate rights certificates alone will represent the rights.

      Upon the occurrence of a flip-in event, each holder of a right will have the right to receive, upon exercise, units (or, in certain circumstances, cash, property or other securities of MIM) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units issuable upon exercise of a right prior to the flip-in event. Notwithstanding the foregoing, following the occurrence of any flip-in event all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person or adverse person (or by certain related parties) will be null and void.

      A flip-in event means any event in which (1) a person becomes an acquiring person (other than pursuant to a flip-over event), (2) the MIM board of directors declares a person to be an adverse person, (3) MIM is the surviving corporation in a merger with an acquiring person in which shares of MIM common stock shall remain outstanding, (4) an acquiring person or an adverse person engages in one or more “self-dealing” transactions specified in the rights agreement or (5) during such time that an acquiring person or an adverse person exists, an event occurs which results in such acquiring person’s or adverse person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization).

      Upon the occurrence of a flip-over event, each holder of a right (except rights which previously have been voided as described above) shall be entitled to receive, upon exercise, MIM common stock of the acquiring person or adverse person having a value equal to two times the exercise price of the right.

      A flip-over event means any event occurring at any time following the stock acquisition date in which (1) MIM is acquired in a merger or other business combination transaction and MIM is not the surviving corporation, (2) any person consolidates or merges with MIM and all or part of the MIM common stock is converted or exchanged for securities, cash or property of any other person or (3) 50% or more of MIM’s assets or earning power is sold or transferred.

      The purchase price payable, and the number of units issuable, upon exercise of the rights are subject to adjustment from time to time to prevent economic and voting rights dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, MIM common stock, (2) if holders of MIM common stock are granted certain rights or warrants to subscribe for MIM common stock or convertible securities at less than the current market price of MIM common stock or (3) upon the dividend or distribution, as the case may be, of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above) to the holders of the MIM common stock.

      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. MIM is not required to issue fractional units. In lieu of fractional units, an adjustment in cash may be made based on the market price of MIM common stock prior to the date of exercise.

      At any time prior to the distribution date, MIM, by action of the MIM board of directors, may redeem the rights in whole, but not in part, at a price of $.0001 per right, referred to as the redemption price, subject to adjustment in certain events, payable, at the election of the MIM board of directors, in cash, shares of MIM common stock or such other form of consideration as the board may determine. Immediately upon effectiveness of the action of the MIM board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The ten-day period of redemption between the stock acquisition date and the distribution date may be extended by the board of directors so long as the rights are then redeemable.

      At any time prior to the distribution date, MIM may exchange the rights (other than rights owned by an acquiring person or an adverse person, or an affiliate or an associate of an acquiring person or an adverse person, which will have become null and void), in whole or in part, for shares of MIM common stock at an exchange ratio determined as provided in the rights agreement.

      Until a right is exercised, the holder of the right will have no rights as a stockholder of MIM with respect to such right, including the right to vote or to receive dividends. Following exercise of a right, the holder’s rights will be determined by the type of consideration received upon the exercise. Although the distribution of the rights should not be taxable to MIM stockholders or to MIM, MIM stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for units (or other consideration) or are exchanged as provided in the preceding paragraph.

      The provisions of the rights agreement may be amended without the approval of the holders of MIM common stock at any time prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended in order to (1) cure any ambiguity, defect or inconsistency, (2) make changes that do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person or adverse person), or (3) shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption may be made after the rights are no longer redeemable.

Nomination Procedures and Stockholder Proposals

      Minnesota law provides that any business appropriate for action by the stockholders may be transacted at a regular meeting of the stockholders. Chronimed’s bylaws are silent on the matters of nomination and stockholder proposals. However, under policies and procedures adopted by Chronimed’s Nominating and Governance Committee disclosed in Chronimed’s proxy statement for the 2003 annual stockholder meeting, the committee will consider nominees recommended by stockholders that meet the ownership criteria and recommendation requirements contained in these policies and procedures.

      MIM’s bylaws provide that a stockholder who desires to nominate directors for election at a stockholder meeting or who wants to bring business before a stockholder meeting must have given timely notice of such desire in writing to the secretary of the corporation. In order to be timely, the notice must be received at the corporation’s executive offices not less than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. Stockholder nominations and proposals will not be brought before any MIM stockholder meeting unless the nomination or proposal was made in accordance with the specific requirements set forth in the bylaws.

Stockholder Meetings

      Minnesota law provides that regular meetings of stockholders may be held on an annual or other less frequent periodic basis, but need not be held unless required by the articles or bylaws. Chronimed’s bylaws provide that regular meetings of the stockholders may be held at the discretion of the Chronimed board of directors on an annual or less frequent periodic basis and that a special meeting of the stockholders may be called by the chief executive officer or chief financial officer or any two directors or the chief executive officer or chief financial officer at the request in writing of stockholders owning not less than one-tenth of the voting power of the stockholders entitled to vote at the particular special meeting. Chronimed’s bylaws provide that if a regular meeting of Chronimed stockholders has not been held during the immediately preceding 15 months, one or more Chronimed stockholders holding 3% or more of the voting power of all shares entitled to vote may demand a regular meeting by written notice delivered to the chief executive officer or chief financial officer of Chronimed and such meeting must be held within 90 days of such written demand.

      MIM’s bylaws provide that special meetings of the MIM stockholders may be called by the chairman or vice-chairman of the MIM board of directors or the MIM board of directors pursuant to a resolution approved by a majority of the MIM board of directors. Delaware law further provides that if an annual meeting is not held within 30 days of the date designated for the meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held if requested by any stockholder or director.

Indemnification of Directors and Officers

      Minnesota law generally provides for mandatory indemnification by a corporation of a person who is made or threatened to be made a party to a proceeding by reason of his or her former or present official capacity with the corporation against judgments, penalties, fines, taxes assessed against the person, settlements and reasonable expenses, including attorneys’ fees and disbursements. Indemnification is available provided the person has not been indemnified by another organization or employee benefit plan for the same action, acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in advance of the final disposition of the proceeding. Chronimed’s articles of incorporation and bylaws provide for indemnification to the full extent provided by Minnesota law.

      Delaware law permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending or completed proceeding if the person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. MIM’s certificate of incorporation contains provisions that require MIM to indemnify directors and officers to the full extent permitted by Delaware law. Delaware law also provides that a corporation may advance expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer. However, such payment will be made only if the corporation receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

Dividends and Repurchases of Shares

      Under Minnesota law, the board of directors of a corporation may, subject to any restrictions contained in its articles of incorporation, the bylaws or by agreement, declare and pay dividends upon the shares of its capital stock only if (1) the board of directors determines that the corporation will be able to pay its debts in the ordinary course of business after making the distribution and the board of directors does not know before the distribution is made that the determination was or has become erroneous, and (2) the payment of the dividend does not reduce the remaining net assets of the corporation below the aggregate preferential amount payable in the event of liquidation to the holders of shares having preferential rights. Minnesota law generally provides that a corporation may acquire its own shares, with the payment for such shares being subject to the same restrictions as dividend payments.

      Under Delaware law, the board of directors of a corporation may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends upon the shares of its capital stock either (1) out of its surplus or (2) if there is not surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, provided that if the capital of the corporation is less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distributions of the assets of the corporation, then the board of directors may not declare and pay dividends out of net profits. Delaware law generally provides that a corporation may redeem or purchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

Inspection of Books and Records

      Minnesota law grants a shareholder, beneficial owner, or a holder of a voting trust certificate of a publicly held corporation (1) the right, upon written demand identifying a proper purpose, to examine and copy the share register and other records of the corporation related to that proper purpose, and (2) the right to inspect, after written demand, certain other enumerated records of the corporation. A proper purpose is one reasonably related to the person’s interest as a shareholder, beneficial owner or holder of a voting trust certificate of the corporation.

      Delaware law allows any stockholder to inspect a corporation’s stockholder list for a purpose reasonably related to such person’s interest as a stockholder.

Security Holder Voting on Mergers and Similar Transactions

      Minnesota law requires the approval of a majority of the voting power of all shares entitled to vote on a proposed plan of merger or share exchange unless any class or series of shares is entitled to vote as a class on the plan. However, the vote of the stockholders of the surviving corporation on a plan of merger is not required if: (1) the articles of incorporation of the surviving corporation will not be amended in the transaction; (2) each holder of shares of the surviving corporation that were outstanding immediately before the effective date of the merger will hold the same number of shares with identical rights immediately after the merger; (3) the voting power of the outstanding shares of the corporation entitled to vote immediately after the merger, plus the voting power of the shares of the corporation entitled to vote and issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20% the voting power of the outstanding shares of the corporation entitled to vote immediately before the transaction; and (4) the number of participating shares of the corporation immediately after the merger, plus the number of participating shares of the corporation issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20% the number of participating shares of the surviving corporation outstanding immediately before the merger. The articles of incorporation of any corporation may supersede the majority vote requirement by specifying a greater vote requirement.

      Delaware law generally requires that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. Delaware law does not require a stockholder vote of the surviving corporation in a merger, unless the corporation provides otherwise in its certificate of incorporation, if: (1) the merger agreement does not amend the existing certificate of incorporation; (2) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share of stock after the merger; and (3) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

Interested Director Transactions

      Under Minnesota law and Delaware law, contracts or transactions between a corporation and one or more of its directors or between a corporation and any other entity in which one or more of its directors are directors or have a financial interest, are not void or voidable because of such interest or because such director is present at a meeting of the board of directors which authorizes or approves the contract or transaction, as long as certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under Minnesota law and Delaware law. Under both Minnesota law and Delaware law, either (1) the security holders or the board of directors must approve any such contract or transaction in good faith after full disclosure of the material facts, or (2) the contract or transaction must have been “fair” (according to Delaware law) or “fair and reasonable” (according to Minnesota law). In the case of approval by the stockholders, Minnesota law provides that such approval requires the vote of holders of two-thirds of the voting power of all shares entitled to vote or the unanimous vote of the holders of all outstanding shares, whether or not entitled to vote.

Dissenters’ Rights and Appraisal Rights

      Minnesota law provides that a stockholder of a Minnesota corporation may dissent from, and obtain payment for the fair value of the stockholder’s shares in the corporation in the event of, certain corporate actions, including, among other things, the merger of the corporation. Under Minnesota law, such dissenters’ rights, however, are not available to holders of shares that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on Nasdaq when such shares are exchanged for shares of another corporation that are listed on the New York Stock Exchange or the American Stock Exchange or quoted on Nasdaq.

      Consequently, because Chronimed common stock and MIM common stock are quoted on Nasdaq, Chronimed’s stockholders do not have dissenters’ rights with respect to their Chronimed common stock as a result of the merger.

      Under Delaware law, security holders have the right, in some circumstances, to dissent from corporate transactions by demanding payment in cash for their shares equal to the fair value as determined by agreement with the corporation or by a court in an action timely brought by the dissenters. Delaware law in general allows for rights of appraisal only in select mergers or consolidations and eliminates rights of appraisal in connection with certain mergers or consolidations where stockholders receive either one or a combination of the following:

•	shares of stock of the surviving corporation in a merger;

•	shares of stock that will be listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more than 2,000 holders; or

•	cash for fractional shares.

Minnesota Control Share Acquisition Statute

      The Minnesota control share acquisition statute establishes various disclosure and stockholder approval requirements to be met by individuals or entities attempting a takeover. The control share acquisition statute applies to an “issuing public corporation.” An “issuing public corporation” is a corporation that is incorporated under Minnesota law and has at least 50 stockholders. Chronimed is subject to this statute. MIM, because it is a Delaware corporation, is not subject to this statute, and Delaware law has no comparable provision.

      The control share acquisition statute requires disinterested stockholder approval as well as stockholder approval taking into account the shares held by the acquiring person for any acquisition of shares of an issuing public corporation which results in the acquiring person owning any of the following ranges of the outstanding shares of such corporation:

•	at least 20% but less than 33 1/3%;

•	at least 33 1/3% but less than or equal to 50%; or

•	over 50%.

      Acquiring persons who exceed this threshold without stockholder approval lose their voting rights and are subject to redemption privileges of the corporation. In general, these shares regain their voting rights if the acquiring person discloses information to the corporation and voting rights are granted by the stockholders at a regular or special meeting. The control share acquisition statute applies unless the issuing public corporation opts out of the statute in its articles of incorporation or bylaws. Neither the articles of incorporation nor the bylaws of Chronimed contain such an opt out provision.

Business Combinations

      In general, Minnesota law states that an issuing public corporation may not engage in business combinations with any person that acquires beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became a 10% stockholder unless, prior to that share acquisition date, a committee of the corporation’s disinterested directors approves either the business combination or the acquisition of shares.

      In contrast to Minnesota law provisions, Delaware law generally provides that any person, including a corporation, acquiring 15% of more of the voting stock of a Delaware corporation is designated as an interested stockholder and the corporation may not engage in a business combinations with such person for a period of three years unless one of the following conditions is met:

•	prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in such person becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such person owned at least 85% of the voting stock of the corporation, excluding those shares owned by directors who are also officers and shares owned by select employee stock ownership plans; or

•	the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of two-thirds of the outstanding voting shares held by disinterested stockholders.

      The provisions of Delaware law also do not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50% of its assets, or supports, or does not oppose, a merger for at least 50% of its voting stock. In that case, all interested stockholders are released from the three-year prohibition and may compete with the corporation sponsored transaction.

      Delaware law differs from the Minnesota control share acquisition statute in that under Delaware law, an otherwise prohibited business combination may be permitted by board of directors’ approval, by stockholder approval, or by an acquisition of 85% of the outstanding shares of voting stock. Under Minnesota law, a prohibited transaction is only permitted by advance board of directors’ committee approval. In addition, the Delaware statute states that if the corporation proposes a merger or sale of assets, or does not oppose a merger, all interested stockholders are released from the three-year prohibition and may compete with the company sponsored transaction in limited circumstances. Minnesota law does not have a comparable provision.

      Both Minnesota law and Delaware law permit a corporation to opt out of the business combination statute by electing to do so in its articles or certificate of incorporation or bylaws. Neither the articles of incorporation nor the bylaws of Chronimed contain such an opt out provision. Similarly, neither the certificate of incorporation nor the bylaws of MIM contain such an opt out provision.

Other Anti-Takeover Provisions

      Minnesota law includes three special provisions relating to takeovers that are not included in Delaware law. Minnesota law contains a provision prohibiting a publicly held corporation from entering into or amending agreements that increase current or future compensation of any officer or director during any merger or request or invitation for tenders. Minnesota law also prohibits a publicly held corporation from purchasing or agreeing to purchase any shares from a person who beneficially owns more than 5% of the voting power of the corporation at a purchase price that would exceed the market value of those shares if the shares had been beneficially owned by that person for less than two years. However, a purchase will not violate the statute if it is approved at a meeting of the stockholders by a majority of the voting power of all shares entitled to vote or if the corporation’s offer is of at least equal value per share and is made to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. Minnesota law also authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, among other things, to consider the interests of the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may best be served by the continued independence of the corporation.

LEGAL MATTERS

      The validity of the shares of MIM common stock to be issued in the merger will be passed upon for MIM by its legal counsel, King & Spalding LLP. Certain United States federal income tax consequences relating to the merger will be passed upon for MIM by its tax counsel, King & Spalding LLP, and for Chronimed by its tax counsel, Gray, Plant, Mooty, Mooty & Bennett, P.A.

EXPERTS

      The consolidated financial statements of MIM as of and for the years ended December 31, 2003 and 2002 appearing in MIM’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of MIM as of and for the year ended December 31, 2001 appearing in MIM’s Annual Report on Form 10-K for the year ended December 31, 2003 were audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon included herein and incorporated herein by reference. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to incorporation by reference into this joint proxy statement/prospectus of their report on such financial statements and schedule. As a result, you will not be able to sue Arthur Andersen LLP under Section 11 of the Securities Act in the event the registration statement of which this joint proxy statement/prospectus forms a part, as of the time it became effective, contained an untrue statement or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

      The consolidated financial statements of Chronimed and its subsidiaries have been incorporated by reference into this joint proxy statement/prospectus from Chronimed’s Annual Report on Form 10-K for the year ended July 2, 2004, in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, also incorporated by reference into this joint proxy statement/prospectus, given on the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

MIM

      In accordance with MIM’s bylaws, a MIM stockholder who at any annual meeting of MIM’s stockholders intends to nominate a person for election as a director or present a proposal must so notify MIM’s corporate secretary, in writing, describing such nominee(s) or proposal and providing information concerning such stockholder and the reasons for, and interest of, such stockholder in any such nomination or proposal. For MIM’s annual meeting to be held in 2005, any such notice must be received by MIM at its principal executive offices between February 25, 2005 and March 26, 2005 to be considered timely for purposes of the 2005 annual meeting. Any person interested in making such a nomination or proposal should request a copy of the relevant provisions of MIM’s bylaws from MIM’s corporate secretary. These time periods also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority, and are separate from and in addition to the SEC’s requirements that a stockholder must meet to have a proposal included in MIM’s proxy statement.

      MIM stockholder proposals intended to be presented at MIM’s 2005 annual meeting must be received by MIM at its principal executive offices no later than December 25, 2004, in order to be eligible for inclusion in MIM’s proxy statement and proxy card relating to that meeting. Upon receipt of any proposal, MIM will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

Chronimed

      If the merger is not consummated, Chronimed will hold a 2005 annual meeting of stockholders. Any Chronimed stockholder who wishes to submit a proposal for inclusion in the proxy material and for presentation at the Chronimed 2005 Annual Meeting of Stockholders must forward such proposal to Chronimed’s corporate secretary at the address indicated on page 122, so Chronimed’s corporate secretary receives it no later than February 15, 2005. Pursuant to Rule 14a-4(c)(1) under the Exchange Act, if any Chronimed stockholder proposal intended to be presented at the Chronimed 2005 annual meeting without inclusion in the Chronimed proxy statement for such meeting is received at Chronimed’s principal office a reasonable time before the Chronimed 2005 annual meeting, but in any event, not later than February 15, 2005, then a proxy will have the ability to confer discretionary authority to vote on such proposal.

OTHER MATTERS

      As of the date of this joint proxy statement/prospectus, neither the MIM board of directors nor the Chronimed board of directors knows of any matters that will be presented for consideration at either the MIM special meeting or the Chronimed special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

      MIM and Chronimed file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including MIM and Chronimed, who file electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.

      MIM has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of MIM common stock to be issued to Chronimed stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about MIM common stock. The rules and regulations of the SEC allow MIM and Chronimed to omit certain information included in the registration statement from this joint proxy statement/prospectus.

      In addition, the SEC allows MIM and Chronimed to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below.

      This joint proxy statement/prospectus incorporates by reference the documents listed below that MIM and Chronimed have previously filed or are filing with the SEC. They contain important information about the companies and their financial condition.

MIM SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Current Reports on Form 8-K filed on August 9, 2004, September 22, 2004, September 28, 2004, October 28, 2004, December 1, 2004, December 21, 2004 and January 5, 2005; and

•	The description of MIM common stock contained in the Registration Statement on Form 8-A/ A under the Exchange Act filed with the SEC on August 1, 1996, together with any amendments or reports filed with the SEC for the purpose of updating such description.

Chronimed SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended July 2, 2004;

•	Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2004; and

•	Current Reports on Form 8-K filed on August 9, 2004, August 9, 2004, August 26, 2004, August 26, 2004, October 28, 2004, November 29, 2004 and January 4, 2005.

      In addition, MIM and Chronimed incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the MIM special meeting and Chronimed special meeting. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

      You can obtain any of the other documents listed above from the SEC, through the SEC’s web site at the address described above, or from MIM and Chronimed by requesting them in writing or by telephone from the appropriate company at the following addresses:

MIM Corporation	Chronimed Inc.
100 Clearbrook Road	10900 Red Circle Drive
Elmsford, New York 10523	Minnetonka, Minnesota 55343
Attn: Investor Relations	Attn: Investor Relations
Telephone: (914) 460-1600	Telephone: (952) 979-3600

      These documents are available from MIM or Chronimed, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

      You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., the companies’ proxy solicitor, at the following address and telephone number:

[MacKenzie Partners LOGO]

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (collect)
(800) 322-2885 (toll-free)

      If you are a stockholder of MIM or Chronimed and would like to request documents, please do so by                     , 2005 to receive them before the MIM special meeting and the Chronimed special meeting. If you request any documents from MIM or Chronimed, MIM or Chronimed will mail them to you by first class mail, or another equally prompt means, within one business day after MIM or Chronimed receives your request.

      This document is a prospectus of MIM and is a joint proxy statement of MIM and Chronimed for the MIM special meeting and the Chronimed special meeting. Neither MIM nor Chronimed has authorized anyone to give any information or make any representation about the merger or MIM or Chronimed that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that MIM or Chronimed has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG
MIM CORPORATION
CORVETTE ACQUISITION CORP.
AND
CHRONIMED INC.

DATED AS OF AUGUST 9, 2004

AGREEMENT AND PLAN OF MERGER

A-i

Page

SECTION 5.12.	Information Supplied	A-13
SECTION 5.13.	Employee Benefit Plans	A-14
SECTION 5.14.	Environmental Compliance and Disclosure	A-15
SECTION 5.15.	Intellectual Property	A-16
SECTION 5.16.	Regulatory Compliance	A-16
SECTION 5.17.	Real Estate	A-18
SECTION 5.18.	Transactions with Affiliates	A-18
SECTION 5.19.	Major Customers and Suppliers	A-18
SECTION 5.20.	Insurance	A-18
SECTION 5.21.	Labor Matters	A-19
SECTION 5.22.	Material Contracts	A-19
SECTION 5.23.	Brokers	A-20
SECTION 5.24.	No Other Representations and Warranties	A-20

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-20
SECTION 6.1.	Organization and Standing	A-20
SECTION 6.2.	Capitalization	A-21
SECTION 6.3.	Authority for Agreement	A-22
SECTION 6.4.	No Conflict	A-23
SECTION 6.5.	Required Filings and Consents	A-22
SECTION 6.6.	Compliance	A-23
SECTION 6.7.	SEC Filings, Financial Statements	A-23
SECTION 6.8.	Absence of Certain Changes or Events	A-25
SECTION 6.9.	Taxes	A-25
SECTION 6.10.	Litigation	A-26
SECTION 6.11.	Information Supplied	A-26
SECTION 6.12.	Employee Benefit Plans	A-27
SECTION 6.13.	Environmental Compliance and Disclosure	A-28
SECTION 6.14.	Intellectual Property	A-29
SECTION 6.15.	Regulatory Compliance	A-29
SECTION 6.16.	Real Estate	A-30
SECTION 6.17.	Transactions with Affiliates	A-31
SECTION 6.18.	Major Customers and Suppliers	A-31
SECTION 6.19.	Insurance	A-31
SECTION 6.20.	Labor Matters	A-31
SECTION 6.21.	Material Contracts	A-32
SECTION 6.22.	Brokers	A-33
SECTION 6.23.	No Other Representations and Warranties	A-33

ARTICLE VII COVENANTS		A-33
SECTION 7.1.	Conduct of the Company’s Business Pending the Merger	A-33
SECTION 7.2.	Conduct of Parent’s Business Pending the Merger	A-34
SECTION 7.3.	Access to Information; Confidentiality	A-35
SECTION 7.4.	Further Assurances	A-35
SECTION 7.5.	No Solicitation by the Company	A-37

A-ii

A-iii

INDEX OF DEFINED TERMS

Page

Acceptable Company Confidentiality Agreement	A-38
Acceptable Parent Confidentiality Agreement	A-39
Agreement	A-1
Antitrust Laws	A-35
Assumed Employee	A-42
Audit Committee	A-6
Bankruptcy and Equity Exception	A-9
Certificate	A-3
Closing	A-2
Code	A-1
Company	A-1
Company Acquisition Proposal	A-37
Company Affiliated Group	A-26
Company Alternative Transaction	A-38
Company Articles of Incorporation	A-21
Company Board	A-1
Company Bylaws	A-21
Company Common Stock	A-1
Company Compliance Program	A-22
Company Confidentiality Agreement	A-33
Company Disclosure Letter	A-20
Company Employee	A-27
Company ERISA Affiliate	A-27
Company ERISA Plans	A-27
Company Financial Statements	A-24
Company Indebtedness	A-32
Company Independent Advisor	A-22
Company Independent Advisor Engagement Letter	A-42
Company Leased Real Property	A-30
Company Leases	A-30
Company Material Adverse Effect	A-50
Company Option	A-3
Company Plans	A-25
Company Preferred Stock	A-21
Company Rights Plan	A-43
Company SEC Reports	A-23
Company Stock Option Plan	A-3
Company Stockholders Meeting	A-26
Company Subsequent Determination	A-35
Company Subsidiary	A-21
Company Superior Proposal	A-38
Compensation Committee	A-6

A-iv

Page

Delaware Merger Certificate	A-1
DGCL	A-1
Effective Time	A-1
Environmental Laws	A-16
Environmental Permits	A-16
Exchange Act	A-6
Exchange Agent	A-4
Exchange Ratio	A-2
Executive Committee	A-7
Form S-4	A-41
GAAP	A-11
Governmental Entity	A-10
Healthcare Information Laws	A-17
HSR Act	A-10
Indemnified Parties	A-40
Intellectual Property	A-16
Joint Proxy Statement/ Prospectus	A-41
Law	A-4
Liens	A-9
Litigation	A-13
Materials of Environmental Concern	A-16
MBCA	A-1
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Board	A-1
Minnesota Articles of Merger	A-1
NMS	A-5
NMS Standards	A-6
Nominating Committee	A-7
Parent	A-1
Parent Acquisition Proposal	A-39
Parent Affiliated Group	A-13
Parent Alternative Transaction	A-39
Parent Board	A-1
Parent Bylaws	A-7
Parent Certificate of Incorporation	A-7
Parent Common Stock	A-1
Parent Compliance Program	A-10
Parent Confidentiality Agreement	A-35
Parent Disclosure Letter	A-7
Parent Employee	A-14
Parent ERISA Affiliate	A-14
Parent ERISA Plans	A-14

A-v

Page

Parent Financial Statements	A-11
Parent Indebtedness	A-19
Parent Independent Advisor	A-9
Parent Independent Advisor Engagement Letter	A-42
Parent Leased Real Property	A-18
Parent Leases	A-18
Parent Material Adverse Effect	A-46
Parent Option	A-8
Parent Plans	A-14
Parent Preferred Stock	A-8
Parent SEC Reports	A-10
Parent Stockholders Meeting	A-14
Parent Subsequent Determination	A-39
Parent Subsidiary	A-8
Parent Superior Proposal	A-40
Parent Welfare Plan	A-43
Permits	A-16
Representation Letters	A-44
Representatives	A-35
Sarbanes-Oxley Act	A-6
SEC	A-10
Securities Act	A-3
Stock Purchase Plan	A-43
Surviving Corporation	A-1
Tax	A-12
Tax Return	A-12
Taxes	A-12
Termination Date	A-47
Termination Fee	A-48

A-vi

AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (this “Agreement”), dated as of August  9, 2004, is by and among MIM CORPORATION, a Delaware corporation (“Parent”), CORVETTE ACQUISITION CORP., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and CHRONIMED INC., a Minnesota corporation (the “Company”).

W I T N E S S E T H:

      WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously determined that the merger of Merger Sub with and into the Company (the “Merger”) and this Agreement are fair to, and in the best interests of, Parent and the holders of the common stock of Parent, par value $.0001 per share (the “Parent Common Stock”); and

      WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously determined that the Merger and this Agreement are fair to, and in the best interests of, the Company and the holders of the common stock of the Company, par value $.01 per share (the “Company Common Stock”); and

      WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), the Company Board and the Parent Board have approved and declared advisable this Agreement and the Merger on the terms and conditions contained in this Agreement; and

      WHEREAS, for United States federal income tax purposes, it is intended by the parties hereto that the Merger shall qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

      SECTION 1.1.     The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Minnesota Business Corporation Act (the “MBCA”), at the Effective Time (as defined in Section 1.2 hereof), Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation following the Merger (the “Surviving Corporation”). The corporate existence of the Company, with all its purposes, rights, privileges, franchises, powers and objects, shall continue unaffected and unimpaired by the Merger.

      SECTION 1.2.     Effective Time; Closing. As promptly as practicable (and in any event within five business days) after the satisfaction or waiver of the conditions set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the parties hereto shall cause the Merger to be consummated by (i) filing a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Merger Certificate”) and by making all other filings or recordings required under the DGCL in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the DGCL and (ii) filing articles of merger with the Secretary of State of the State of Minnesota (the “Minnesota Articles of Merger”) and by making all other filings or recordings required under the MBCA in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the MBCA. The Merger shall become effective upon the later to occur of (a) the filing of the Delaware Merger Certificate with the Delaware Secretary of State and (b) the filing of the Minnesota Articles of Merger with the Minnesota Secretary of State, or at such other time as the parties hereto agree shall be specified in the Delaware Merger Certificate and the Minnesota Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”). On the date of the last of such filings, a closing (the “Closing”) shall be held at 10:00 a.m., Eastern Time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York 10036, or at such other time and location as the parties hereto shall otherwise agree.

      SECTION 1.3.     Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL, the MBCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

      SECTION 1.4.     Certificate of Incorporation and Bylaws.

      (a) At the Effective Time, the articles of incorporation of the Company shall be amended and restated to read in its entirety as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation (except that the name of the Surviving Corporation shall be the name of the Company immediately prior to the Effective Time), until the same shall thereafter be altered, amended or repealed in accordance with applicable Law (as defined in Section 3.3 hereof) or such certificate of incorporation of the Surviving Corporation.

      (b) At the Effective Time, the bylaws of the Company shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated shall be the bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law, the certificate of incorporation of the Surviving Corporation or such bylaws of the Surviving Corporation.

      SECTION 1.5.     Directors and Officers. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors and officers of Merger Sub at the Effective Time shall be the directors and officers of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE SHARES AND COMPANY OPTIONS

      SECTION 2.1.     Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(b), if any) shall automatically be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive 1.025 fully paid and nonassessable shares (the “Exchange Ratio”) of Parent Common Stock upon surrender of the certificate that formerly evidenced such share of Company Common Stock in the manner provided in Section 2.2, without interest. The consideration to be issued to holders of Company Common Stock is referred to herein as the “Merger Consideration.”

(b) Each share of Company Common Stock (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or (ii) that is owned by the Company or any of the Company Subsidiaries (as defined in Section 6.2 hereof) immediately prior to the Effective Time, shall be automatically canceled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.

(c) All shares of Company Common Stock cancelled and converted pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and retired and cease to exist, and each holder of a certificate (“Certificate”) which immediately prior to the Effective Time represented any such shares of Company Common Stock shall from and after the Effective Time cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.1(a).

      SECTION 2.2.     Conversion of Common Stock of Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      SECTION 2.3.     Tax Free Reorganization. The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be a “plan of reorganization” within the meaning of the regulations promulgated under Section 368(a) of the Code and for the purpose of qualifying the Merger as a tax-free transaction for federal income tax purposes. The parties hereto agree to report the Merger as a tax-free reorganization under the provisions of Section 368(a). None of the parties hereto will take or cause to be taken any action which would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a).

      SECTION 2.4.     Company Stock Options. Section 2.4 of the Company Disclosure Letter identifies each plan (a “Company Stock Option Plan”) under which there are outstanding options to purchase Company Common Stock (each a “Company Option”), the total number of shares of Company Common Stock subject to all of the Company Options, the option price for each Company Option and the vesting dates thereof. At the Effective Time, each then outstanding Company Option, whether or not exercisable at the Effective Time, will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Option (including any applicable stock option agreement or other document evidencing such Company Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock of such Company Option by the Exchange Ratio, rounded up to the nearest whole cent and (iii) any references to the Company shall become references to Parent and any references to the Board shall be to the Parent Board. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Company Option (either by its terms or by the terms of another agreement) provides for acceleration of vesting. As soon as reasonably practicable, Parent will issue to each holder of an assumed Company Option a document evidencing the foregoing assumption of such Company Option by Parent. Immediately following the Effective Time, Parent shall file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form S-8 or another appropriate form (and use its commercially reasonable efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) with respect to Company Options assumed by Parent pursuant hereto and shall cause such registration statement to remain in effect for so long as such assumed Company Option remain outstanding. Prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery in connection with the exercise of the converted Company Options. If converting a Company Option into an option to purchase Parent Common Stock using the Exchange Ratio would result in a loss of “incentive stock option” status under Section 422 of the Code for a Company Option, such conversion shall be effected in accordance with a procedure that is more likely to preserve such status in light of the provisions of Section 424(a) of the Code.

      SECTION 2.5.     Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by this Agreement), the outstanding shares of Parent Common Stock or the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or statutory share exchange or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration shall be appropriately adjusted to provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

EXCHANGE OF CERTIFICATES

      SECTION 3.1.     Exchange Agent. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably satisfactory to the Company to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, certificates representing the Parent Common Stock issuable pursuant to Section 2.1. Parent shall also deposit with the Exchange Agent from time to time, as needed, amounts sufficient to pay cash in lieu of fractional shares in accordance with Section 3.5 and any dividends and other distributions required to be paid upon the surrender of Certificates pursuant to Section 3.3.

      SECTION 3.2.     Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any event within five business days), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate immediately prior to the Effective Time (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.1 and (B) cash in lieu of any fractional shares of applicable Parent Common Stock pursuant to Section 3.5, and any dividends or other distributions pursuant to Section 3.3 (after giving effect to any required tax withholdings from cash payments), and in each case the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on any cash payable pursuant to Section 3.3 or Section 3.5.

      SECTION 3.3.     Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.5 until such holder shall surrender such Certificate in accordance with Section 3.2. Subject to the effect of any applicable United States federal, state or local or any applicable foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree, injunction, award, settlement agreement or ruling or any other applicable requirement or rule of law (a “Law”), following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.5 and the amount of dividends or other distributions with a record date and payment date after the Effective Time but prior to such surrender which would have been paid if the whole shares of Parent Common Stock had been issued as of such record date and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

      SECTION 3.4.     No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.5 and any dividends or other distributions made pursuant to Section 3.3 upon conversion of shares of Company Common Stock in accordance with the terms of this Article III shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

      SECTION 3.5.     No Fractional Shares of Parent Common Stock.

      (a) No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any such fractional shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

      (b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of applicable Parent Common Stock multiplied by (ii) the per share closing price of Parent Common Stock quoted on the NASDAQ National Market System (“NMS”) on the business day prior to the Closing Date. The fractional share interests of Parent Common Stock will be aggregated with respect to all Certificates tendered by each holder of Company Common Stock, and no holder of record of Company Common Stock will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

      SECTION 3.6.     No Liability. If any Certificate shall not have been surrendered prior to one year after the Effective Time, any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Article III shall thereafter look only to Parent for satisfaction of their claims for such Merger Consideration or dividends or distributions in respect thereof. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration or any dividends or distributions with respect thereto, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to six years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable in lieu of fractional shares of Parent Common Stock pursuant to this Article III, would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 5.6 hereof)), any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any person previously entitled thereto.

      SECTION 3.7.     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Company Common Stock and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

      SECTION 3.8.     Stock Transfer Books. At the close of business on the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided herein or by applicable Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3.

      SECTION 3.9.     Rule 16b-3. Parent and the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      SECTION 3.10.     Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement to any holder of shares of Company Common Stock an amount not in excess of the amount it is required to deduct and withhold with respect to the payment of such consideration under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax or other Law. To the extent that amounts are so withheld by or on behalf of Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

ARTICLE IV

CERTAIN CORPORATE MATTERS

      SECTION 4.1.     Certificate of Incorporation of Parent. At the Effective Time, Parent shall amend the Parent Certificate of Incorporation (as defined in Section 5.1(a) hereof) to change its corporate name to “BioScrip, Inc.”

      SECTION 4.2.     Directors and Officers.

      (a) As of the date of this Agreement, the Parent Board is composed of nine directors. Prior to the mailing by Parent and the Company of the Joint Proxy Statement/ Prospectus (as defined in Section 7.9 hereof), Parent shall designate four directors (at least three of whom shall satisfy the relevant independence requirements of the NMS Continued Listing Standards (the “NMS Standards”) and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) to remain on the Parent Board after the Effective Time, and the Parent Board shall take action to appoint (i) four individuals designated by the Company (at least three of whom shall satisfy the relevant independence requirements of the NMS Standards and the Sarbanes-Oxley Act) to the Parent Board as of the Effective Time, and (ii) one individual who was not previously affiliated with either Parent or the Company who will be designated by Parent in consultation with the Company (and who shall satisfy the relevant independence requirements of the NMS Standards and the Sarbanes-Oxley Act) to the Parent Board as of the Effective Time, and who shall be approved by the Company (which approval shall not be unreasonably withheld). The remaining directors of Parent not designated to remain on the Parent Board after the Effective Time shall resign from the Parent Board as of the Effective Time. In addition, Parent and the Company shall each designate (A) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Standards and the Exchange Act) to serve on the audit committee of the Parent Board (the “Audit Committee”) after the Effective Time; (B) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Standards and the Code) to serve on the compensation committee of the Parent Board (the “Compensation Committee”) after the Effective Time; (C) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Standards) to serve on the nominating committee of the Parent Board (the “Nominating Committee”) after the Effective Time; and (D) one director (who shall satisfy the relevant independence requirements of the NMS Standards, the Exchange Act and the Code) to serve, together with the Chairman of the Board and the Chief Executive Officer/ President, on the executive committee of the Parent Board (the “Executive Committee”) after the Effective Time (so that there will be four members of each such committee). The remaining members of the Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee not designated to remain on such committees after the Effective Time shall resign therefrom as of the Effective Time. Parent does not have any other committees or subcommittees of the Parent Board as of the date of this Agreement and shall not form or reinstate any other committee or subcommittee of the Parent Board prior to the Effective Time.

      (b) As of and following the Effective Time until the Parent Board determines otherwise, Richard H. Friedman shall be the Chairman of the Parent Board and Henry F. Blissenbach shall be the President and Chief Executive Officer of Parent.

      SECTION 4.3.     Corporate Headquarters. From and after the Effective Time, the corporate headquarters of Parent shall be in Elmsford, New York until determined otherwise, if ever, by the Parent Board.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      Each of Parent and Merger Sub represents and warrants to the Company (except as set forth in the written disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) or the Parent SEC Reports (as defined in Section 5.8 hereof) filed prior to the date of this Agreement (it being understood that any matter set forth in the Parent Disclosure Letter or in such Parent SEC Reports shall be deemed disclosed with respect to any section of this Article V to which the matters relates (to the extent the relevance of such matter to such section is reasonably apparent), as follows:

      SECTION 5.1.     Organization and Standing.

      (a) Each of Parent and each Parent Subsidiary (as defined in Section 5.3(b) hereof) (i) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has full corporate, partnership or limited liability company, as the case may be, power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, partnership or limited liability company, as the case may be, and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of clause (iii), where the failure to be so qualified or licensed or be in good standing, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Parent Material Adverse Effect (as defined in Section 10.11(b) hereof). Parent has made available to the Company true and complete copies of its certificate of incorporation (the “Parent Certificate of Incorporation”) and bylaws (the “Parent Bylaws”) and the certificate of incorporation and bylaws (or equivalent organizational documents) of each Parent Subsidiary, each as amended to date. Each such certificate of incorporation, bylaws or equivalent organizational documents is in full force and effect, and neither Parent nor any such Parent Subsidiary is in violation in any material respect of any provision of its respective certificate of incorporation, bylaws or equivalent organizational documents. Parent has made available to the Company true and complete copies of its and each Parent Subsidiary’s minute books and stock record books.

      (b) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted.

      SECTION 5.2.     Merger Sub. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and the performance of its obligations hereunder. Merger Sub was incorporated solely for the consummation of the transactions contemplated hereby. The authorized capital stock of Merger Sub consists of 100 shares of common stock, $0.001 par value per share, all of which have been validly issued, fully paid and nonassessable and are owned by Parent free and clear of any Liens.

      SECTION 5.3.     Capitalization.

      (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock and 250,000 shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Parent Preferred Stock”). As of the close of business on August 4, 2004, (i) 22,457,829 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 2,198,076 shares of Parent Common Stock were held in Parent’s treasury, (iii) 4,095,829 shares of Parent Common Stock are subject to outstanding options to purchase Parent Common Stock (each a “Parent Option”), (iv) 5,256,180 shares of Parent Common Stock were authorized and reserved for future issuance pursuant to the Parent Stock Option Plans and (v) no shares of Parent Preferred Stock were issued and outstanding. Section 5.3(a) of the Parent Disclosure Letter sets forth a true and complete list of the outstanding Parent Options with the exercise prices thereof. No bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having any right to vote with the stockholders (or other equity holders) of Parent or such Parent Subsidiary on matters submitted to the stockholders (or other equity holders) of Parent or such Parent Subsidiary (or any securities that are convertible into or exercisable or exchangeable for securities having such voting rights) are issued or outstanding. Except as set forth above or in Section 5.3(a) of the Parent Disclosure Letter, there are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by Parent or any Parent Subsidiary relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, Parent or any Parent Subsidiary. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, there are no outstanding contractual obligations (contingent or otherwise) of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of any Parent Subsidiary or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary thereof is a party or by which Parent or any Parent Subsidiary is bound relating to the voting or transfer of any shares of the capital stock of Parent or any Parent Subsidiary. All registration rights agreements to which Parent is a party are identified in Section 5.3(a) of the Parent Disclosure Letter.

      (b) All Parent Subsidiaries, their respective jurisdictions of organization, their respective forms of organization and the holders of their respective outstanding capital stock or other equity interests are identified in Section 5.3(b) of the Parent Disclosure Letter. As used herein, the term “Parent Subsidiary” shall mean, with respect to Parent, any person (A) of which Parent or any other Parent Subsidiary is a general partner, (B) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such person is held by Parent or by one or more of the Parent Subsidiaries or (C) of which at least 50% of the equity interests (or economic equivalent) of such person are, directly or indirectly, owned or controlled by Parent or by one or more of the Parent Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and no such shares or other ownership interests are subject to or have been issued in violation of any preemptive or similar rights and are, except as set forth in Section 5.3(b) of the Parent Disclosure Letter, owned directly or indirectly by Parent, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws. Except as disclosed in Section 5.3(b) of the Parent Disclosure Letter or as described in the Parent SEC Reports, neither Parent nor any of the Parent Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Parent Subsidiaries) or any participating interest in the revenues or profits of any person, and neither Parent nor any of the Parent Subsidiaries is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any person.

      SECTION 5.4.     Authority for Agreement.

      (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval in connection with the Merger and amendment of the Parent Certificate of Incorporation, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of them of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action (including the approval of the Parent Board) and no other corporate proceedings on the part of Parent or the Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than, with respect to the Merger and amendment of the Parent Certificate of Incorporation, the approval and adoption of this Agreement and the Merger and such amendment by the affirmative vote of a majority of the voting power of the then outstanding shares of Parent Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of them enforceable against them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

      (b) At a meeting duly called and held August 6, 2004, the Parent Board and the Merger Sub Board (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of Parent and the stockholders of Parent, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement and the transactions contemplated hereby, including the Merger, by Parent’s stockholders. The actions taken by the Parent Board constitute approval of the Merger, this Agreement and the other transactions contemplated hereby by the Parent Board under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement, the Merger or the transactions contemplated hereby.

      (c) Lehman Brothers Inc. (the “Parent Independent Advisor”) has delivered to the Parent Board on August 6, 2004 its oral opinion, and delivered its written opinion dated as of August 9, 2004, that, as of such dates and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair to Parent from a financial point of view, and such opinion has not been withdrawn or adversely modified. True and complete copies of all agreements and understandings between Parent and the Parent Independent Advisor relating to the Merger and the other transactions contemplated by this Agreement have been made available to the Company.

      (d) The vote of a majority of the voting power of the then outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement, the amendment of the Parent Certificate of Incorporation, the Merger and the other transactions contemplated hereby.

      SECTION 5.5.     No Conflict. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement shall not, (i) conflict with or violate the Parent Certificate of Incorporation or the Parent Bylaws or the certificate of incorporation or bylaws of Merger Sub, (ii) subject to Section 5.6, conflict with or violate any Law applicable to Parent, Merger Sub or any of the Parent Subsidiaries or by which any property or asset of Parent, Merger Sub or any of the Parent Subsidiaries is bound or affected or (iii) except as set forth in Section 5.5 of the Parent Disclosure Letter, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, require consent or result in the creation of a Lien on any property or asset of Parent, Merger Sub or any of the Parent Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Merger Sub or any of the Parent Subsidiaries is a party or by which Parent, Merger Sub or any of the Parent Subsidiaries or any of the properties or assets of Parent, Merger Sub or the Parent Subsidiaries is bound or affected, except, in the case of clause (iii) only, where such breach, default, right, payment or other obligation, consent or Lien, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

      SECTION 5.6.     Required Filings and Consents. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws and filing and recordation of appropriate merger documents as required by the DGCL, (ii) for those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) for compliance with the NMS listing requirements, (iv) for filings contemplated by Sections 1.1, 1.2 and 7.9 hereof, and (v) any such consent, approval, authorization, permit, action, filing or notification listed in Section 5.6 of the Parent Disclosure Letter.

      SECTION 5.7.     Compliance.

      (a) Each of Parent and the Parent Subsidiaries is and has been in compliance with all Laws applicable to Parent or any of the Parent Subsidiaries or by which any property, business or asset of Parent or any of the Parent Subsidiaries is bound or affected, other than non-compliance that, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect.

      (b) Parent has made available to the Company a complete and accurate copy of Parent’s corporate compliance program (the “Parent Compliance Program”), including all compliance committee minutes, all policies and procedures thereof and all employee training programs and all similar documents relating to any other body established by Parent and the Parent Subsidiaries for the purpose of monitoring regulatory compliance efforts by Parent and the Parent Subsidiaries.

      SECTION 5.8.     SEC Filings, Financial Statements.

      (a) Parent and each Parent Subsidiary, as necessary, has filed all forms, reports, statements and documents required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 2001 (the “Parent SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the Parent SEC Reports (including, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder with respect to Parent’s filings pursuant to the Exchange Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

      (b) All of the financial statements included in the Parent SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Parent Financial Statements”), have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring audit adjustments) and fairly present the consolidated financial position of Parent and the Parent Subsidiaries at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

      (c) Neither Parent nor any of the Parent Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except (i) as and to the extent set forth in Section 5.8(c) of the Parent Disclosure Letter, (ii) as and to the extent set forth in the Parent SEC Reports filed prior to the date of this Agreement, (iii) liabilities and obligations existing as of December 31, 2003 that were not required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP, none of which have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (iv) as and to the extent incurred after December 31, 2003 in the ordinary course of business or (v) as and to the extent incurred in connection with the transactions contemplated by this Agreement.

      (d) Parent and each Parent Subsidiary maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Parent and each Parent Subsidiary and to maintain accountability for Parent’s and each Parent Subsidiary’s consolidated assets; (iii) access to Parent’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Parent’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

      (e) Parent and each Parent Subsidiary maintains disclosure controls and procedures required by Rule 13a-15 or l5d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and the Parent Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

      (f) The management of Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

      (g) Neither Parent nor any Parent Subsidiary has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Parent or any Parent Subsidiary. Section 5.8(g) of the Parent Disclosure Letter identifies any loan or extension of credit maintained by

Parent or any Parent Subsidiary to which the second sentence of Section 13(k)(l) of the Exchange Act applies.

      (h) Parent and each Parent Subsidiary is, or will timely be, in all material respects, in compliance with all current and proposed listing and corporate governance requirements of the NMS.

      (i) Each of Parent and the Parent Subsidiaries, their directors and senior officers have consulted with or have had the opportunity to consult with Parent’s independent auditors and with Parent’s outside legal counsel with respect to, and (to the extent applicable to Parent) are familiar in all material respects with all of the requirements of, the Sarbanes-Oxley Act. Parent and each Parent Subsidiary is in compliance with the provisions of Sarbanes-Oxley Act applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of Parent’s independent auditors and outside legal counsel, respectively, to ensure Parent’s and each Parent Subsidiary’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all provisions of the Sarbanes-Oxley Act that shall become applicable to Parent and the Parent Subsidiaries after the date hereof.

      SECTION 5.9.     Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in Section 5.9 of the Parent Disclosure Letter, since December 31, 2003, Parent and the Parent Subsidiaries have conducted business only in the ordinary course consistent with past practice and there has not been (i) any change, event or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock of Parent or any Parent Subsidiary, or (iii) any material change in accounting methods, principles or practices employed by Parent and the Parent Subsidiaries, except for changes after the date hereof insofar as may have been required by a change in GAAP or applicable Law, and, without limiting the generality of the foregoing, none of Parent or any of the Parent Subsidiaries has taken any action that would have been prohibited by the terms of Section 7.2(a) or (b) if such Sections had been in effect at all times since December 31, 2003.

      SECTION 5.10.     Taxes.

      (a) Parent and each of the Parent Subsidiaries have timely filed all material Tax Returns (as defined below) required to be filed by any of them. All such Tax Returns are true, correct and complete in all material respects. All material Taxes (as defined below) of Parent or any of the Parent Subsidiaries that are (i) payable by Parent or any of the Parent Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown as due or reportable on such Tax Returns) or (ii) claimed or asserted by any taxing authority, in a written statement, to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the Parent SEC Reports in accordance with GAAP. Parent and the Parent Subsidiaries have, to the extent required by GAAP, established reserves in the Parent Financial Statements that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of Parent and the Parent Subsidiaries as of the end of and for the periods stated in the Parent Financial Statements, have complied with all applicable Laws relating to the payment and withholding of Taxes and have timely withheld from employee wages and paid over to the proper Governmental Entities when due all amounts required to be so withheld and paid over. There are no Liens on any of the assets of Parent or any of the Parent Subsidiaries with respect to Taxes, other than Liens for Taxes not yet due and payable. For purposes of this Agreement, (a) “Tax” (and, with correlative meaning, “Taxes”) means any United States federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity, and (b) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

      (b) Neither Parent nor any of the Parent Subsidiaries has a material amount of income reportable for a taxable period ending after the Effective Time that is attributable to an activity or transaction (other than activities or transactions entered into in the ordinary course of the business of Parent) occurring in, or a change in accounting method made for, a period ending on or prior to the Effective Time, including, without limitation, any adjustment pursuant to Section 481 of the Code.

      (c) No federal income Tax Returns of Parent have been examined by the Internal Revenue Service or otherwise closed. No claim has been made by a Governmental Entity in a jurisdiction where Parent or any of the Parent Subsidiaries does not file Tax Returns to the effect that Parent or any of the Parent Subsidiaries is or may be subject to taxation by that jurisdiction. No federal, state, local or foreign Tax audits or other administrative proceedings or court proceedings are currently pending with respect to any Taxes for which Parent or any of the Parent Subsidiaries could reasonably be expected to be liable. No deficiencies for any such Taxes have been proposed, asserted or assessed, or to the knowledge of Parent or any of the Parent Subsidiaries, threatened against Parent or any of the Parent Subsidiaries pursuant to any such audit of, or proceeding involving, Parent or any of the Parent Subsidiaries. No requests for waivers of the time to assess any Taxes against Parent or any of the Parent Subsidiaries have been granted or are pending and neither Parent nor any of the Parent Subsidiaries has executed (or will execute prior to the Effective Time) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign income Tax Law that relates to the assets or operations of Parent or any of the Parent Subsidiaries.

      (d) Neither Parent nor any of the Parent Subsidiaries has ever been a member of an affiliated group filing a consolidated federal income Tax Return, other than the group of which it currently is a member (the “Parent Affiliated Group”). Neither Parent nor any of the Parent Subsidiaries has ever (i) been a party to any Tax sharing agreement or Tax indemnity agreement other than an agreement between members of the Parent Affiliated Group or (ii) assumed the Tax liability of any other person under contract other than a member of the Parent Affiliated Group. Neither Parent nor any of the Parent Subsidiaries is liable for the Taxes of any other person as a successor or transferee, by contract or otherwise, or pursuant to any provision of federal, state, local or foreign Law, other than Taxes of other members of the Parent Affiliated Group.

      (e) Neither Parent nor any of the Parent Subsidiaries is a party to any contract, agreement, plan or arrangement that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Parent or any of the Parent Subsidiaries is a party or by which any of them is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

      (f) Parent has not been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three-year period ending as of the date of this Agreement.

      (g) Neither Parent nor any of the Parent Subsidiaries is a party to a “tax shelter” or a “listed transaction” as defined in Section 6111 of the Code or the regulations thereunder.

      SECTION 5.11.     Litigation. Except for such matters that are disclosed in Section 5.11 of the Parent Disclosure Letter, as of the date hereof, there are no claims, suits, actions, or administrative, arbitration or other proceedings or investigations (“Litigation”) pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries or, to the knowledge of Parent, any Litigation with respect to Parent or any of the Parent Subsidiaries pending or threatened against any executive officer of Parent. Except as set forth in Section 5.11 of the Parent Disclosure Letter, as of the date hereof, there are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or by arbitration) against or binding on Parent or any of the Parent Subsidiaries.

      SECTION 5.12.     Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus to be mailed to

Parent’s stockholders in connection with the meeting (the “Parent Stockholders Meeting”) to be called to consider the Merger, the amendment to Parent’s Certificate of Incorporation and the other transactions contemplated hereby (i) at the time the Form S-4 (as defined in Section 7.9 hereof) is declared effective, (ii) on the date the Joint Proxy Statement/ Prospectus is first mailed to Parent’s stockholders, (iii) at the time of the Parent Stockholders Meeting and (iv) at the Effective Time shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/ Prospectus and the Form S-4 shall comply as to form and substance in all material respects with the requirements of the Exchange Act and the Securities Act and the applicable rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or the Form S-4.

      SECTION 5.13.     Employee Benefit Plans.

      (a) Section 5.13(a) of the Parent Disclosure Letter contains a true and complete list of (i) each written employment agreement (other than at-will offer letters with no severance or compensation term guarantee), consulting agreement, independent contractor agreement, bonus agreement, deferred compensation agreement, incentive compensation agreement, retention agreement, severance agreement, change-in-control agreement, or other compensation agreement or arrangement to which Parent or any of the Parent Subsidiaries is a party or by which it is bound, but, in each such case, only with respect to employees, officers, directors, consultants or independent contractors who have been or are scheduled to be paid total compensation in excess of $200,000 per year (excluding amounts paid on behalf of such person for employee benefits available to Parent Employees generally), and (ii) each stock purchase, stock option, stock appreciation right or other stock-based incentive, parachute, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Parent or any of the Parent Subsidiaries, or by any trade or business, whether or not incorporated (a “Parent ERISA Affiliate”), that together with Parent or any of the Parent Subsidiaries would be deemed a “single employer” under Section 414(b), (c), (m) or (o) of the Code, for the benefit of any current or former employee, officer, director, independent contractor or consultant of Parent, of any of the Parent Subsidiaries, or of any Parent ERISA Affiliate (each a “Parent Employee”) and under which Parent or any of the Parent Subsidiaries has any material liability (the “Parent Plans”). Without limiting the foregoing, Section 5.13(a) of the Parent Disclosure Letter identifies each Parent Plan that is an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (such plans being hereinafter referred to collectively as the “Parent ERISA Plans”).

      (b) With respect to each of the Parent Plans, Parent has (except as set forth in Section 5.13(b) of the Parent Disclosure Letter) provided to the Company true and complete copies of each of the following documents, as applicable: (i) a copy of the Parent Plan (including all amendments thereto) for each written Parent Plan or a written description of any Parent Plan that is not otherwise in writing; (ii) a copy of the annual report or IRS Form 5500 Series, if required under ERISA, with respect to each Parent ERISA Plan for the last two (2) plan years ending prior to the date of this Agreement for which such a report was filed; (iii) a copy of the actuarial report, if required under ERISA, with respect to each Parent ERISA Plan for the last two (2) plan years ending prior to the date of this Agreement; (iv) a copy of the most recent Summary Plan Description, together with all Summary of Material Modifications issued with respect to such Summary Plan Description, if required under ERISA, with respect to each Parent ERISA Plan, and all other material employee communications relating to each Parent Plan; (v) if the Parent Plan is funded through a trust or any other funding vehicle (or if a rabbi trust or a similar arrangement has been established in connection with a Parent Plan), a copy of the trust, other funding vehicle, or arrangement (including all amendments thereto) and the latest financial statements thereof, if any; (vi) all contracts relating to the Parent Plans with respect to which Parent, any of the Parent Subsidiaries or any

Parent ERISA Affiliate may have any material liability; (vii) the most recent determination letter received from the IRS with respect to each Parent ERISA Plan that is intended to be qualified under Section 401(a) of the Code; (viii) copies of any notices, letters or other correspondence from the IRS or the Department of Labor relating to a Parent ERISA Plan; and (ix) such other information as may be reasonably requested by the Company from time to time.

      (c) None of Parent, any Parent Subsidiary or any Parent ERISA Affiliate has ever maintained, contributed to or been obligated to contribute to any employee pension benefit plan that is, or ever was, subject to Title IV of ERISA, to any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, to any “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or to any plan described in Section 413(c) of the Code.

      (d) None of Parent, any Parent Subsidiary, any Parent ERISA Affiliate, any of the Parent ERISA Plans, any trust created thereunder, or to the knowledge of Parent, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which Parent, any Parent Subsidiary or any Parent ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975, 4976 or 4980B of the Code.

      (e) Each of the Parent Plans has been established, operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code.

      (f) Except as set forth in Section 5.13(f) of the Parent Disclosure Letter, other than routine claims for benefits, there are no suits, claims, actions, audits, investigations, corrections being undertaken pursuant to IRS or Department of Labor voluntary compliance programs or other proceedings pending or, to the knowledge of Parent, threatened against or otherwise involving any Parent Plan.

      (g) No Parent Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Parent, any Parent Subsidiary or any Parent ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable Laws, (ii) death benefits or retirement benefits under any employee pension benefit plan or (iii) benefits, the full direct cost of which are borne by the current or former employee (or beneficiary thereof)).

      (h) As of the date hereof, to the knowledge of Parent, other than as provided under the terms of the Parent Plans, none of Parent, any Parent Subsidiary or any Parent ERISA Affiliate has made any representation or commitment to, or entered into any formal or informal understanding with, any Parent Employee with respect to compensation, benefits, or terms of employment to be provided by Parent, the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries at or subsequent to the Effective Time.

      (i) No assets of any Parent ERISA Plan that are plan assets for purposes of Title I of ERISA are employer securities or employer real property.

      (j) Except as set forth in Section 5.13(j) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) cause the accelerated vesting of any Parent Options or (ii) result in any payment or benefit to any Parent Employee.

      (k) Each individual who is classified and treated by Parent, any Parent Subsidiary or any Parent ERISA Affiliate as an independent contractor or consultant (as distinguished from an employee) has been properly so classified and treated.

      SECTION 5.14.     Environmental Compliance and Disclosure.

      (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of the Parent Subsidiaries comply with all applicable Environmental Laws (as defined below), and possess and comply with all applicable

Environmental Permits (as defined below) required under such Environmental Laws to operate as it presently operates; (ii) to the knowledge of Parent, there are no Materials of Environmental Concern (as defined below) at any property owned or operated by Parent or any of the Parent Subsidiaries, under circumstances that are reasonably likely to result in liability of Parent or any of the Parent Subsidiaries under any applicable Environmental Law; and (iii) neither Parent nor any of the Parent Subsidiaries has received any written notification alleging that it is liable for, or requesting information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate Governmental Entity.

      (b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 5.14 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

      (c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean all Laws protecting the quality of the ambient air, flora and fauna, sediment, soil, surface water or groundwater.

“Environmental Permits” shall mean all permits, licenses, registrations and other authorizations required under applicable Environmental Laws, in effect as of the date of this Agreement.

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act and the Federal Resource Conservation and Recovery Act.

      SECTION 5.15.     Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and the Parent Subsidiaries own or have the right to use all patents, inventions, copyrights, software, trademarks, tradenames, service marks, domain names, trade dress, trade secrets, service marks, brand marks, brand names, computer programs, databases, industrial designs and all other intellectual property rights of any kind or nature (“Intellectual Property”) used in or necessary to their business as currently conducted, (b) to the knowledge of Parent, neither the use of such Intellectual Property nor the conduct of the business of Parent and the Parent Subsidiaries conflicts with, infringes upon, violates or interferes with or constitutes an appropriation of the Intellectual Property of any third party (and no claim has been asserted against Parent or any of the Parent Subsidiaries that such use or conduct of business constitutes such a conflict, infringement, violation, interference or appropriation) and the Intellectual Property rights of Parent and the Parent Subsidiaries are not being infringed, violated or interfered with by any third party and (c) Parent and the Parent Subsidiaries make commercially reasonable efforts to protect and maintain their Intellectual Property. With respect to all Intellectual Property owned by Parent and the Parent Subsidiaries, Parent or a Parent Subsidiary thereof is the owner of the entire right, title and interest in and to such Intellectual Property free and clear of all Liens, and is entitled to use such Intellectual Property in the continued operation of its business, except as set forth in Section 5.15 of the Parent Disclosure Letter or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

      SECTION 5.16.     Regulatory Compliance. Except as set forth in Section 5.16 of the Parent Disclosure Letter or as disclosed in the Parent SEC Reports:

(a) Parent and the Parent Subsidiaries have, as of the date hereof, all required material licenses, permits, certificates, approvals, accreditations, and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and are in compliance, in all material respects, with the terms thereof, and neither Parent nor any of the Parent Subsidiaries has received any notice from any Governmental Entity or any other person that Parent or any of the Parent Subsidiaries have failed to comply with any Law relating to such Permits and no event has occurred, with or without the giving of notice, the passage of time, or both that could reasonably be expected to subject any such Permits to any adverse action.

(b) Parent and the Parent Subsidiaries have been and are in compliance, in all material respects, with (i) to the extent applicable, all rules and regulations of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations; (ii) all federal laws, rules, regulations and applicable guidance relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the false claims act, 31 U.S.C. § 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws relating to billing or claims for reimbursement submitted to any third party payor; and (vi) any other federal or state laws relating to fraudulent, abusive, or unlawful practices connected in any way with the provision of health care items or services, or the billing for or submission of claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor.

(c) Since January 1, 1999, to the knowledge of Parent, neither Parent or any of the Parent Subsidiaries, nor any director, officer, employee or agent of Parent or any of the Parent Subsidiaries, with respect to actions taken on behalf of Parent or any of the Parent Subsidiaries, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal or state health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance or (iv) has been or is a party to or subject to any action or proceeding concerning any of the matters described above in clauses (i) through (iii) or has received from any Governmental Entity or any other party any threat of an action relating to the matters described in clauses (i) through (iii).

(d) Parent and the Parent Subsidiaries are and have been in compliance, in all material respects, with all applicable Laws, with respect to matters relating to patient or individually identifiable health information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, as amended, and any rules or regulations promulgated thereunder (collectively, the “Healthcare Information Laws”).

(e) Parent and the Parent Subsidiaries (i) are and have been in compliance, in all material respects, with all applicable Laws and any other applicable guidance, including any written agreement with any Governmental Entity (all of which agreements are listed in Section 5.16(e) of the Parent Disclosure Letter), relating to the conduct of its business, the operation of pharmacies, the provision of mail order pharmacy services, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, (ii) are and have been in compliance, in all material respects, with all applicable Laws and any other applicable guidance relating to the labeling, packaging, advertising, or adulteration of prescription drugs or controlled substances and (iii) are not and have not been subject to any sanction or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii).

(f) Parent and the Parent Subsidiaries, to the extent that they provide items or services reimbursable under the Medicare or Medicaid programs, are providers in good standing under existing participating provider agreements with the Medicare and Medicaid programs, and Parent and the Parent Subsidiaries operate in compliance with the conditions of participation of the Medicare and Medicaid programs.

      Section 5.17. Real Estate. Neither Parent nor any of the Parent Subsidiaries owns any real property. All leases, subleases and other occupancy agreements of Parent or any Parent Subsidiary (“Parent Leases”) pursuant to which Parent or such Parent Subsidiary occupies any real property (“Parent Leased Real Property”) have been made available to the Company. Pursuant to the Parent Leases, Parent or such Parent Subsidiary has a valid leasehold interest in the Parent Leased Real Property free and clear of all Liens that arise out of the acts or omissions of Parent or any Parent Subsidiary. Neither Parent, nor any Parent Subsidiary nor, to the knowledge of Parent, any landlord is in material default under any Parent Lease. Neither Parent nor any Parent Subsidiary has received or given notice of material default under any Parent Lease and, to the knowledge of Parent, there is no event that, with notice or the passage of time or both, would constitute a material default under any Parent Lease. To the knowledge of Parent, no eminent domain or condemnation proceeding is pending or threatened that would affect any of the Parent Leased Real Property or any land or building on or in which any of the Parent Leased Real Property is located. All premises constituting Parent Leased Real Property are adequate for conducting the operations that are currently conducted thereon by Parent or any Parent Subsidiary. The operations that are currently conducted by Parent or any Parent Subsidiary on premises included in the Parent Leased Real Property are permitted uses of such premises under the Parent Lease applicable thereto.

      SECTION 5.18.     Transactions with Affiliates. Except for the matters disclosed in Section 5.18 of the Parent Disclosure Letter, (a) no director or officer or other affiliate of Parent (or any family member of any such person who is an individual or any entity in which any such person or any such family member owns a material beneficial interest) is, or has been at any time since January 1, 2002, (i) a competitor, creditor, debtor, customer, distributor, supplier or vendor of Parent or any Parent Subsidiary, or (ii) a party to any material transaction, contract, agreement, commitment, arrangement, lease, license or other instrument to which Parent or any Parent Subsidiary is or was a party, and (b) no such transaction, contract, agreement, commitment, arrangement, lease, license or other instrument has been consummated, abandoned, amended or terminated since January 1, 2002. Except as disclosed in Section 5.18 of the Parent Disclosure Letter, no director or officer or other affiliate of Parent (or any family member of any such person who is an individual or any entity in which any such person or any such family member owns a material beneficial interest) owns, or has owned since January 1, 2003, any material asset or properties used in, or necessary to, the business or operations of Parent and the Parent Subsidiaries.

      SECTION 5.19.     Major Customers and Suppliers. Section 5.19 of the Parent Disclosure Letter sets forth, as to Parent and each of the following Parent Subsidiaries for the fiscal year ended December 31, 2003, (a) a list of (i) the ten largest customers, by revenue, of the Scrip Solutions LLC pharmacy benefit management business, (ii) the ten largest third party payors to which Parent or the Parent Subsidiary is under contract directly or indirectly through financial intermediaries through which pharmacy claims are paid, by revenue, of the Scrip Pharmacy, Inc. mail pharmacy business and (iii) the ten largest customers, by revenue, of Parent’s and the Parent Subsidiaries’ specialty business (including Bio Scrip, ADIMA, Vitality and Fair Drug) on a consolidated basis, and (b) the five largest suppliers of materials, products or services (each supplier measured by Parent’s or the Parent Subsidiary’s individual billings to the customer). Except as set forth in Section 5.19 of the Parent Disclosure Letter, as of the date hereof, the relationships of Parent and the Parent Subsidiaries with the customers and suppliers required to be listed in Section 5.19 of the Parent Disclosure Letter are good commercial working relationships and none of such customers or the suppliers has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified Parent or any of the Parent Subsidiaries of any intention to do any of the foregoing or otherwise threatened to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases, as the case may be) its relationship with Parent or any Parent Subsidiary.

      SECTION 5.20.     Insurance. True and complete copies of all material insurance policies owned or held by Parent and each Parent Subsidiary have been made available to the Company. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid and no notice of cancellation, termination or reservation of rights has been received with respect to any such policy. Neither Parent nor any Parent Subsidiary has been refused any insurance with respect to its assets or operations, nor has coverage been materially limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three years. No material claims have been asserted during the three-year period prior to the date of this Agreement by Parent or any Parent Subsidiary under any of the insurance policies of Parent or the Parent Subsidiaries or relating to their properties, assets or operations.

      SECTION 5.21.     Labor Matters. Except as set forth in Section 5.21 of the Parent Disclosure Letter, none of Parent or any of the Parent Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Parent or any of the Parent Subsidiaries the subject of a proceeding asserting that Parent or any of the Parent Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Parent or any of the Parent Subsidiaries to bargain with any labor organization as to wages and conditions of employment. There is (i) no strike or material labor dispute, slowdown or stoppage pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries and (ii) to the knowledge of Parent, no union representation question existing with respect to the employees of Parent or the Parent Subsidiaries. Parent and the Parent Subsidiaries are and have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment (including termination of employment), wages, hours of work, occupational safety and health, and worker classification, and are not engaged in any unfair labor practices, except for such violations, if any, which, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any of the Parent Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to employees and, to the knowledge of Parent, no such investigation is in progress.

      SECTION 5.22.     Material Contracts.

      (a) Except as filed or incorporated by reference as an exhibit to the Parent SEC Reports or in Section 5.22(a) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary is a party to any contract, agreement or other instrument:

(i) with any party set forth on Section 5.19 of the Parent Disclosure Letter;

(ii) relating to (A) any indebtedness, notes payable (including notes payable in connection with acquisitions), accrued interest payable or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured, of Parent or any of the Parent Subsidiaries, (B) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by Parent or any of the Parent Subsidiaries, (C) any lease obligations of Parent or any of the Parent Subsidiaries under leases which are capital leases in accordance with GAAP, (D) any financing of Parent or any of the Parent Subsidiaries effected through “special purpose entities” or synthetic leases or project financing, (E) any obligations of Parent or any of the Parent Subsidiaries in respect of banker’s acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (F) any obligation or liability of Parent or any of the Parent Subsidiaries with respect to interest rate swaps, collars, caps, currency derivatives and similar hedging obligations or (G) any guaranty of any of the foregoing (the liabilities and obligations referred to in (A) through (G) above, “Parent Indebtedness”) or any Liens upon any properties or assets of Parent or any Parent Subsidiary as security for such Parent Indebtedness;

(iii) that (A) limit in any material respect the ability of Parent and/or any Parent Subsidiary or affiliate of, or successor to, Parent, or, to the knowledge of Parent, any executive officer of Parent, to compete in any line of business or with any person or in any geographic area or during any period of time, (B) require Parent and/or any Parent Subsidiary or affiliate of, or successor to, Parent to use any supplier or third party for all or substantially all of any of its material requirements, (C) limit or purport to limit in any material respect the ability of Parent and/or any Parent Subsidiary or affiliate of, or successor to, Parent to solicit any customers or clients of the other parties thereto, (D) require

Parent and/or any Parent Subsidiary or affiliate of, or successor to, Parent to provide to the other parties thereto “most favored nations” pricing or (E) require Parent and/or any Parent Subsidiary or affiliate of, or successor to, Parent to market or co-market any products or services of a third party; and

(iv) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC).

      (b) Parent has made available to the Company true, complete and correct copies of all contracts, agreements and other instruments, and all amendments or waivers thereto, required to be listed in Section 5.22(a) of the Parent Disclosure Letter. Except as set forth in Section 5.22(b) of the Parent Disclosure Letter, neither Parent nor any of the Parent Subsidiaries is a party to any contract, lease, license or other agreement or instrument required to be described in or filed as an exhibit to any Parent SEC Report that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. Except as set forth in Section 5.22(b) of the Parent Disclosure Letter, (i) none of Parent nor any of the Parent Subsidiaries is (with or without the lapse of time or the giving of notice, or both) in material breach or default under any contract, lease, license or other agreement or instrument required to be listed on Schedule 5.22(a) of the Parent Disclosure Letter or in the Parent SEC Reports, (ii) to the knowledge of Parent, none of the other parties to any such contract, lease, license or other agreement or instrument to which Parent or a Parent Subsidiary is a party or is bound is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder and (iii) neither Parent nor any of the Parent Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such contract, lease, license or other agreement or instrument to which Parent or a Parent Subsidiary is a party or is bound (whether as a termination or cancellation for convenience or for default of Parent or any of the Parent Subsidiaries thereunder).

      SECTION 5.23.     Brokers. Except pursuant to the Parent Independent Advisor Engagement Letter (as defined in Section 7.9 hereof), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

      SECTION 5.24.     No Other Representations and Warranties. Except for the representations and warranties made by Parent in this Agreement, Parent makes no representations or warranties, and Parent hereby disclaims any other representations or warranties, with respect to Parent, the Parent Subsidiaries, or its or their business, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, notwithstanding the delivery or disclosure to the Company or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Parent and Merger Sub (except as set forth in the written disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) or the Company SEC Reports (as defined in Section 6.7 hereof) filed prior to the date of this Agreement (it being understood that any matter set forth in the Company Disclosure Letter or in such Company SEC Reports shall be deemed disclosed with respect to any section of this Article VI to which the matters relates (to the extent the relevance of such matter to such section is reasonably apparent), as follows:

      SECTION 6.1.     Organization and Standing. Each of the Company and each Company Subsidiary (as defined in Section 6.2(b) hereof) (i) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has full corporate, partnership or limited liability company, as the case may be, power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation, partnership or limited liability company, as the case may be, and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in the case of clause (iii), where the failure to be so qualified or licensed or be in good standing, individually or in the aggregate, has not had, or would not reasonably be expected to have, a Company Material Adverse Effect (as defined in Section 10.11(c) hereof). The Company has made available to Parent true and complete copies of its articles of incorporation (the “Company Articles of Incorporation”) and bylaws (the “Company Bylaws”) and the articles or certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, each as amended to date. Each such articles or certificate of incorporation, bylaws or equivalent organizational documents is in full force and effect, and neither the Company nor any such Company Subsidiary is in violation in any material respect of any provision of its respective articles or certificate of incorporation, bylaws or equivalent organizational documents. The Company has made available to Parent true and complete copies of its and each Company Subsidiary’s minute books and stock record books.

      SECTION 6.2.     Capitalization.

      (a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on June 30, 2004, (i) 12,802,233 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 27,197,767 shares of Company Common Stock were authorized but unissued, (iii) 2,468,403 shares of Company Common Stock were subject to outstanding Company Options; (iv) 1,431,560 shares of Company Common Stock were authorized and reserved for future issuance pursuant to the Company Stock Option Plans and the Stock Purchase Plan (as defined in Section 7.11(b) hereof); and (v) no shares of Company Preferred Stock were issued and outstanding. No bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having any right to vote with the stockholders (or other equity holders) of the Company or such Company Subsidiary on matters submitted to the stockholders (or other equity holders) of the Company or such Company Subsidiary (or any securities that are convertible into or exercisable or exchangeable for securities having such voting rights) are issued or outstanding. Except as set forth above or in Section 2.4 of the Company Disclosure Letter, there are no options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Company Subsidiary relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company or any Company Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 6.2(a) of the Company Disclosure Letter, there are no outstanding contractual obligations (contingent or otherwise) of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Company Subsidiary or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Section 6.2(a) of the Company Disclosure Letter, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary thereof is a party or by which the Company or any Company Subsidiary is bound relating to the voting or transfer of any shares of the capital stock of the Company or any Company Subsidiary. All registration rights agreements to which the Company is a party are identified in Section 6.2(a) of the Company Disclosure Letter.

      (b) All Company Subsidiaries, their respective jurisdictions of organization, their respective forms of organization and the holders of their respective outstanding capital stock or other equity interests are identified in Section 6.2(b) of the Company Disclosure Letter. As used herein, the term “Company

Subsidiary” shall mean, with respect to the Company, any person (A) of which the Company or any other Company Subsidiary is a general partner, (B) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such person is held by the Company or by one or more of the Company Subsidiaries or (C) of which at least 50% of the equity interests (or economic equivalent) of such person are, directly or indirectly, owned or controlled by the Company or by one or more of the Company Subsidiaries. All the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and no such shares or other ownership interests are subject to or have been issued in violation of any preemptive or similar rights and are, except as set forth in Section 6.2(b) of the Company Disclosure Letter, owned directly or indirectly by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws. Except as disclosed in Section 6.2(b) of the Company Disclosure Letter or as described in the Company SEC Reports, neither the Company nor any of the Company Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Company Subsidiaries) or any participating interest in the revenues or profits of any person, and neither the Company nor any of the Company Subsidiaries is subject to any obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any person.

      SECTION 6.3.     Authority for Agreement.

      (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary shareholder approval in connection with the Merger, to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action (including the approval of the Company Board) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than, with respect to the Merger, the approval and adoption of this Agreement and the Merger by the affirmative vote of a majority of the voting power of the then outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the MBCA). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

      (b) At a meeting duly called and held August 6, 2004, the Company Board (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of the Company and the shareholders of the Company, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company’s shareholders.

      (c) Banc of America Securities LLC (the “Company Independent Advisor”) has delivered to the Company Board on August 6, 2004 its oral opinion, and delivered its written opinion dated as of August 6, 2004, that, as of such dates and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair to the Company’s shareholders from a financial point of view, and such opinion has not been withdrawn or adversely modified. True and complete copies of all agreements and understandings between the Company and the Company Independent Advisor relating to the Merger and the other transactions contemplated by this Agreement have been made available to the Parent.

      (d) The vote of a majority of the voting power of the then outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

      SECTION 6.4.     No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement shall not, (i) conflict with or violate the Company Articles of Incorporation or the Company Bylaws, (ii) subject to Section 6.5, conflict with or violate any Law applicable to the Company or any of the Company Subsidiaries or by which any property or asset of the Company or any of the Company Subsidiaries is bound or affected or (iii) except as set forth in Section 6.4 of the Company Disclosure Letter, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations, require consent or result in the creation of a Lien on any property or asset of the Company or any of the Company Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of the properties or assets of the Company or the Company Subsidiaries is bound or affected, except, in the case of clause (iii) only, where such breach, default, right, payment or other obligation, consent or Lien, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

      SECTION 6.5.     Required Filings and Consents. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws and filing and recordation of appropriate merger documents as required by the MBCA, (ii) for those required by the HSR Act, (iii) for compliance with the NMS listing requirements, (iv) for filings contemplated by Sections 1.1, 1.2 and 7.9 hereof, and (v) any such consent, approval, authorization, permit, action, filing or notification listed in Section 6.5 of the Company Disclosure Letter.

      SECTION 6.6.     Compliance.

      (a) Each of the Company and the Company Subsidiaries is and has been in compliance with all Laws applicable to the Company or any of the Company Subsidiaries or by which any property, business or asset of the Company or any of the Company Subsidiaries is bound or affected, other than non-compliance that, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect.

      (b) The Company has made available to Parent a complete and accurate copy of the Company’s corporate compliance program (the “Company Compliance Program”), including all compliance committee minutes, all policies and procedures thereof and all employee training programs and all similar documents relating to any other body established by the Company and the Company Subsidiaries for the purpose of monitoring regulatory compliance efforts by the Company and the Company Subsidiaries.

      SECTION 6.7.     SEC Filings, Financial Statements.

      (a) The Company and each Company Subsidiary, as necessary, has filed all forms, reports, statements and documents required to be filed by it with the SEC since January 1, 2001 (the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed. Except as described in Section 6.7(a) of the Company disclosure letter, none of the Company SEC Reports (including, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder with respect to the Company’s filings pursuant to the Exchange Act. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

      (b) Except as described in Section 6.7(a) of the Company Disclosure Letter, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring audit adjustments) and fairly present the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated.

      (c) Neither the Company nor any of the Company Subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except (i) as and to the extent set forth in Section 6.7(c) of the Company Disclosure Letter, (ii) as and to the extent set forth in the Parent SEC Reports filed prior to the date of this Agreement, (iii) liabilities and obligations existing as of June 27, 2003 that were not required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP, none of which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iv) as and to the extent incurred after June 27, 2003 in the ordinary course of business or (v) as and to the extent incurred in connection with the transactions contemplated by this Agreement.

      (d) The Company and each Company Subsidiary maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that: (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and each Company Subsidiary and to maintain accountability for the Company’s and each Company Subsidiary’s consolidated assets; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

      (e) The Company and each Company Subsidiary maintains disclosure controls and procedures required by Rule 13a-15 or l5d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Company and the Company Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

      (f) The management of the Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

      (g) Neither the Company nor any Company Subsidiary has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary. Section 6.7(g) of the Company Disclosure Letter identifies any loan or extension of credit maintained by the Company or any Company Subsidiary to which the second sentence of Section 13(k)(l) of the Exchange Act applies.

      (h) The Company and each Company Subsidiary is, or will timely be, in all material respects, in compliance with all current and proposed listing and corporate governance requirements of the NMS.

      (i) Each of the Company and the Company Subsidiaries, their directors and senior officers have consulted with or have had the opportunity to consult with the Company’s independent auditors and with the Company’s outside legal counsel with respect to, and (to the extent applicable to the Company) are familiar in all material respects with all of the requirements of, the Sarbanes-Oxley Act. The Company and each Company Subsidiary is in compliance with the provisions of Sarbanes-Oxley Act applicable to it as of the date hereof and has implemented such programs and has taken reasonable steps, upon the advice of the Company’s independent auditors and outside legal counsel, respectively, to ensure the Company’s and each Company Subsidiary’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all provisions of the Sarbanes-Oxley Act that shall become applicable to the Company and the Company Subsidiaries after the date hereof.

      SECTION 6.8.     Absence of Certain Changes or Events. Except as contemplated by this Agreement or as disclosed in Section 6.8 of the Company Disclosure Letter, since June 27, 2003, the Company and the Company Subsidiaries have conducted business only in the ordinary course consistent with past practice and there has not been (i) any change, event or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or any other distribution with respect to any of the capital stock of the Company or any Company Subsidiary, or (iii) any material change in accounting methods, principles or practices employed by the Company and the Company Subsidiaries, except for changes after the date hereof insofar as may have been required by a change in GAAP or applicable Law, and, without limiting the generality of the foregoing, none of the Company or any of the Company Subsidiaries has taken any action that would have been prohibited by the terms of Section 7.1(a) or (b) if such Sections had been in effect at all times since June 27, 2003.

      SECTION 6.9.     Taxes.

      (a) The Company and each of the Company Subsidiaries have timely filed all material Tax Returns required to be filed by any of them. All such Tax Returns are true, correct and complete in all material respects. All material Taxes of the Company or any of the Company Subsidiaries that are (i) payable by the Company or any of the Company Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown as due or reportable on such Tax Returns) or (ii) claimed or asserted by any taxing authority, in a written statement, to be due, have been paid, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP. The Company and the Company Subsidiaries have, to the extent required by GAAP, established reserves in the Company Financial Statements that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of the Company and the Company Subsidiaries as of the end of and for the periods stated in the Company Financial Statements, have complied with all applicable Laws relating to the payment and withholding of Taxes and have timely withheld from employee wages and paid over to the proper Governmental Entities when due all amounts required to be so withheld and paid over. There are no Liens on any of the assets of the Company or any of the Company Subsidiaries with respect to Taxes, other than Liens for Taxes not yet due and payable.

      (b) Neither the Company nor any of the Company Subsidiaries has a material amount of income reportable for a taxable period ending after the Effective Time that is attributable to an activity or transaction (other than activities or transactions entered into in the ordinary course of the business of the

Company) occurring in, or a change in accounting method made for, a period ending on or prior to the Effective Time, including, without limitation, any adjustment pursuant to Section 481 of the Code.

      (c) The Company’s taxable year ending June 29, 2001 is the last taxable period through which the federal income Tax Returns of the Company have been examined by the Internal Revenue Service or otherwise closed. No claim has been made by a Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns to the effect that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction. No federal, state, local or foreign Tax audits or other administrative proceedings or court proceedings are currently pending with respect to any Taxes for which the Company or any of the Company Subsidiaries could reasonably be expected to be liable. No deficiencies for any such Taxes have been proposed, asserted or assessed, or to the knowledge of the Company or any of the Company Subsidiaries, threatened against the Company or any of the Company Subsidiaries pursuant to any such audit of, or proceeding involving, the Company or any of the Company Subsidiaries. No requests for waivers of the time to assess any Taxes against the Company or any of the Company Subsidiaries have been granted or are pending and neither the Company nor any of the Company Subsidiaries has executed (or will execute prior to the Effective Time) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign income Tax Law that relates to the assets or operations of the Company or any of the Company Subsidiaries.

      (d) Neither the Company nor any of the Company Subsidiaries has ever been a member of an affiliated group filing a consolidated federal income Tax Return, other than the group of which it currently is a member (the “Company Affiliated Group”). Neither the Company nor any of the Company Subsidiaries has ever (i) been a party to any Tax sharing agreement or Tax indemnity agreement other than an agreement between members of the Company Affiliated Group or (ii) assumed the Tax liability of any other person under contract other than a member of the Company Affiliated Group. Neither the Company nor any of the Company Subsidiaries is liable for the Taxes of any other person as a successor or transferee, by contract or otherwise, or pursuant to any provision of federal, state, local or foreign Law, other than Taxes of other members of the Company Affiliated Group.

      (e) Neither the Company nor any of the Company Subsidiaries is a party to any contract, agreement, plan or arrangement that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

      (f) The Company has not been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three-year period ending as of the date of this Agreement.

      (g) Neither the Company nor any of the Company Subsidiaries is a party to a “tax shelter” or a “listed transaction” as defined in Section 6111 of the Code or the regulations thereunder.

      SECTION 6.10.     Litigation. Except for such matters that are disclosed in Section 6.10 of the Company Disclosure Letter, as of the date hereof, there is no Litigation pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, any Litigation with respect to the Company or any of the Company Subsidiaries pending or threatened against any executive officer of the Company. Except as set forth in Section 6.10 of the Company Disclosure Letter, as of the date hereof, there are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or by arbitration) against or binding on the Company or any of the Company Subsidiaries.

      SECTION 6.11.     Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus to be mailed to the Company’s shareholders in connection with the meeting (the “Company Stockholders Meeting”) to be called to consider the Merger and the other transactions contemplated hereby (i) at the time the Form S-4 is declared effective, (ii) on the date the Joint Proxy Statement/ Prospectus is first mailed to the Company’s stockholders, (iii) at the time of the Company Stockholders Meeting and (iv) at the Effective Time shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/ Prospectus and the Form S 4 shall comply as to form and substance in all material respects with the requirements of the Exchange Act and the Securities Act and the applicable rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or the Form S-4.

      SECTION 6.12.     Employee Benefit Plans.

      (a) Section 6.12(a) of the Company Disclosure Letter contains a true and complete list of (i) each written employment agreement (other than at-will offer letters with no severance or compensation term guarantee), consulting agreement, independent contractor agreement, bonus agreement, deferred compensation agreement, incentive compensation agreement, retention agreement, severance agreement, change-in-control agreement, or other compensation agreement or arrangement to which the Company or any of the Company Subsidiaries is a party or by which it is bound, but, in each such case, only with respect to employees, officers, directors, consultants or independent contractors who have been or are scheduled to be paid total compensation in excess of $200,000 per year (excluding amounts paid on behalf of such person for employee benefits available to Company Employees generally), and (ii) each stock purchase, stock option, stock appreciation right or other stock-based incentive, parachute, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, or by any trade or business, whether or not incorporated (a “Company ERISA Affiliate”), that together with the Company or any of the Company Subsidiaries would be deemed a “single employer” under Section 414(b), (c), (m) or (o) of the Code, for the benefit of any current or former employee, officer, director, independent contractor or consultant of the Company, of any of the Company Subsidiaries, or of any Company ERISA Affiliate (each a “Company Employee”) and under which the Company or any of the Company Subsidiaries has any material liability (the “Company Plans”). Without limiting the foregoing, Section 6.12(a) of the Company Disclosure Letter identifies each Company Plan that is an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA (such plans being hereinafter referred to collectively as the “Company ERISA Plans”).

      (b) With respect to each of the Company Plans, the Company has (except as set forth in Section 6.12(b) of the Company Disclosure Letter) provided to Parent true and complete copies of each of the following documents, as applicable: (i) a copy of the Company Plan (including all amendments thereto) for each written Company Plan or a written description of any Company Plan that is not otherwise in writing; (ii) a copy of the annual report or IRS Form 5500 Series, if required under ERISA, with respect to each Company ERISA Plan for the last two (2) plan years ending prior to the date of this Agreement for which such a report was filed; (iii) a copy of the actuarial report, if required under ERISA, with respect to each Company ERISA Plan for the last two (2) plan years ending prior to the date of this Agreement; (iv) a copy of the most recent Summary Plan Description, together with all Summary of Material Modifications issued with respect to such Summary Plan Description, if required under ERISA, with respect to each Company ERISA Plan, and all other material employee communications relating to each Company Plan; (v) if the Company Plan is funded through a trust or any other funding vehicle (or if a rabbi trust or a similar arrangement has been established in connection with a Company Plan), a copy of the trust, other funding vehicle, or arrangement (including all amendments thereto) and the latest financial statements thereof, if any; (vi) all contracts relating to the Company Plans with respect to which the Company, any of the Company Subsidiaries or any Company ERISA Affiliate may have any material liability; (vii) the most recent determination letter received from the IRS with respect to each Company ERISA Plan that is intended to be qualified under Section 401(a) of the Code; (viii) copies of any notices, letters or other correspondence from the IRS or the Department of Labor relating to a Company ERISA Plan; and (ix) such other information as may be reasonably requested by Parent from time to time.

      (c) None of the Company, any Company Subsidiary or any Company ERISA Affiliate has ever maintained, contributed to or been obligated to contribute to any employee pension benefit plan that is, or ever was, subject to Title IV of ERISA, to any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, to any “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA, or to any plan described in Section 413(c) of the Code.

      (d) None of the Company, any Company Subsidiary, any Company ERISA Affiliate, any of the Company ERISA Plans, any trust created thereunder, or to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action in connection with which the Company, any Company Subsidiary or any Company ERISA Affiliate could be subject to any material liability for either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975, 4976 or 4980B of the Code.

      (e) Each of the Company Plans has been established, operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code.

      (f) Except as set forth in Section 6.12(f) of the Company Disclosure Letter, other than routine claims for benefits, there are no suits, claims, actions, audits, investigations, corrections being undertaken pursuant to IRS or Department of Labor voluntary compliance programs or other proceedings pending or, to the knowledge of the Company, threatened against or otherwise involving any Company Plan.

      (g) No Company Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, any Company Subsidiary or any Company ERISA Affiliate after retirement or other termination of service (other than (i) coverage mandated by applicable Laws, (ii) death benefits or retirement benefits under any employee pension benefit plan or (iii) benefits, the full direct cost of which are borne by the current or former employee (or beneficiary thereof)).

      (h) As of the date hereof, to the knowledge of the Company, other than as provided under the terms of the Company Plans, none of the Company, any Company Subsidiary or any Company ERISA Affiliate has made any representation or commitment to, or entered into any formal or informal understanding with, any Company Employee with respect to compensation, benefits, or terms of employment to be provided by the Company, the Surviving Corporation or any of the Surviving Corporation’s Subsidiaries at or subsequent to the Effective Time.

      (i) No assets of any Company ERISA Plan that are plan assets for purposes of Title I of ERISA are employer securities or employer real property.

      (j) Except as set forth in Section 6.12(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) cause the accelerated vesting of any Company Options or (ii) result in any payment or benefit to any Company Employee.

      (k) Each individual who is classified and treated by the Company, any Company Subsidiary or any Company ERISA Affiliate as an independent contractor or consultant (as distinguished from an employee) has been properly so classified and treated.

      SECTION 6.13.     Environmental Compliance and Disclosure.

      (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of the Company Subsidiaries comply with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required under such Environmental Laws to operate as it presently operates; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned or operated by the Company or any of the Company Subsidiaries, under circumstances that are reasonably likely to result in liability of the Company or any of the Company Subsidiaries under any applicable Environmental Law; and (iii) neither the Company nor any of the Company Subsidiaries has received any written notification alleging that it is liable for, or requesting information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate Governmental Entity.

      (b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 6.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

      SECTION 6.14.     Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in or necessary to their business as currently conducted, (b) to the knowledge of the Company, neither the use of such Intellectual Property nor the conduct of the business of the Company and the Company Subsidiaries conflicts with, infringes upon, violates or interferes with or constitutes an appropriation of the Intellectual Property of any third party (and no claim has been asserted against the Company or any of the Company Subsidiaries that such use or conduct of business constitutes such a conflict, infringement, violation, interference or appropriation) and the Intellectual Property rights of the Company and the Company Subsidiaries are not being infringed, violated or interfered with by any third party and (c) the Company and the Company Subsidiaries make commercially reasonable efforts to protect and maintain their Intellectual Property. With respect to all Intellectual Property owned by the Company and the Company Subsidiaries, the Company or a Company Subsidiary thereof is the owner of the entire right, title and interest in and to such Intellectual Property free and clear of all Liens, and is entitled to use such Intellectual Property in the continued operation of its business, except as set forth in Section 6.14 of the Company Disclosure Letter or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

      SECTION 6.15.     Regulatory Compliance. Except as set forth in Section 6.15 of the Company Disclosure Letter or as disclosed in the Company SEC Reports:

(a) The Company and the Company Subsidiaries have, as of the date hereof, all required Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and are in compliance, in all material respects, with the terms thereof, and neither the Company nor any of the Company Subsidiaries has received any notice from any Governmental Entity or any other person that the Company or any of the Company Subsidiaries have failed to comply with any Law relating to such Permits and no event has occurred, with or without the giving of notice, the passage of time, or both that could reasonably be expected to subject any such Permits to any adverse action.

(b) The Company and the Company Subsidiaries have been and are in compliance, in all material respects, with (i) to the extent applicable, all rules and regulations of the Medicare and Medicaid programs, including any guidance interpreting such rules and regulations; (ii) all federal laws, rules, regulations and applicable guidance relating to health care fraud and abuse, including, without limitation: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the false claims act, 31 U.S.C.

§ 3729 et seq.; (iii) any and all state laws relating to health care fraud and abuse; (iv) state laws relating to Medicaid or any other state health care or health insurance programs; (v) federal or state laws relating to billing or claims for reimbursement submitted to any third party payor; and (vi) any other federal or state laws relating to fraudulent, abusive, or unlawful practices connected in any way with the provision of health care items or services, or the billing for or submission of claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor.

(c) Since January 1, 1999, to the knowledge of the Company, neither the Company or any of the Company Subsidiaries, nor any director, officer, employee or agent of the Company or any of the Company Subsidiaries, with respect to actions taken on behalf of the Company or any of the Company Subsidiaries, (i) has been assessed a civil money penalty under Section 1128A of the Social Security Act or any regulations promulgated thereunder, (ii) has been excluded from participation in any federal health care program or state health care program (as such terms are defined by the Social Security Act), (iii) has been convicted of any criminal offense relating to the delivery of any item or service under a federal or state health care program relating to the unlawful manufacture, distribution, prescription, or dispensing of a prescription drug or a controlled substance or (iv) has been or is a party to or subject to any action or proceeding concerning any of the matters described above in clauses (i) through (iii) or has received from any Governmental Entity or any other party any threat of an action relating to the matters described in clauses (i) through (iii).

(d) The Company and the Company Subsidiaries are and have been in compliance, in all material respects, with all Healthcare Information Laws.

(e) The Company and the Company Subsidiaries (i) are and have been in compliance, in all material respects, with all applicable Laws and any other applicable guidance, including any written agreement with any Governmental Entity (all of which agreements are listed in Section 6.15(e) of the Company Disclosure Letter), relating to the conduct of its business, the operation of pharmacies, the provision of mail order pharmacy services, the repackaging of drug products, the wholesale distribution of prescription drugs or controlled substances, and the dispensing of prescription drugs or controlled substances, (ii) are and have been in compliance, in all material respects, with all applicable Laws and any other applicable guidance relating to the labeling, packaging, advertising, or adulteration of prescription drugs or controlled substances and (iii) are not and have not been subject to any sanction or other adverse action by any Governmental Entity for the matters described above in clauses (i) and (ii).

(f) The Company and the Company Subsidiaries, to the extent that they provide items or services reimbursable under the Medicare or Medicaid programs, are providers in good standing under existing participating provider agreements with the Medicare and Medicaid programs, and the Company and the Company Subsidiaries operate in compliance with the conditions of participation of the Medicare and Medicaid programs.

      SECTION 6.16.     Real Estate. Neither the Company nor any of the Company Subsidiaries owns any real property. All leases, subleases and other occupancy agreements of the Company or any Company Subsidiary (“Company Leases”) pursuant to which the Company or such Company Subsidiary occupies any real property (“Company Leased Real Property”) have been made available to Parent. Pursuant to the Company Leases, the Company or such Company Subsidiary has a valid leasehold interest in the Company Leased Real Property free and clear of all Liens that arise out of the acts or omissions of the Company or any Company Subsidiary. Neither the Company, nor any Company Subsidiary nor, to the knowledge of the Company, any landlord is in material default under any Company Lease. Neither the Company nor any Company Subsidiary has received or given notice of material default under any Company Lease and, to the knowledge of the Company, there is no event that, with notice or the passage of time or both, would constitute a material default under any Company Lease. To the knowledge of the Company, no eminent domain or condemnation proceeding is pending or threatened that would affect any of the Company Leased Real Property or any land or building on or in which any of the Company Leased

Real Property is located. All premises constituting Company Leased Real Property are adequate for conducting the operations that are currently conducted thereon by the Company or any Company Subsidiary. The operations that are currently conducted by the Company or any Company Subsidiary on premises included in the Company Leased Real Property are permitted uses of such premises under the Company Lease applicable thereto.

      SECTION 6.17.     Transactions with Affiliates. Except for the matters disclosed in Section 6.17 of the Company Disclosure Letter, (a) no director or officer or other affiliate of the Company (or any family member of any such person who is an individual or any entity in which any such person or any such family member owns a material beneficial interest) is, or has been at any time since January 1, 2002, (i) a competitor, creditor, debtor, customer, distributor, supplier or vendor of the Company or any Company Subsidiary, or (ii) a party to any material transaction, contract, agreement, commitment, arrangement, lease, license or other instrument to which the Company or any Company Subsidiary is or was a party, and (b) no such transaction, contract, agreement, commitment, arrangement, lease, license or other instrument has been consummated, abandoned, amended or terminated since January 1, 2002. Except as disclosed in Section 6.17 of the Company Disclosure Letter, no director or officer or other affiliate of the Company (or any family member of any such person who is an individual or any entity in which any such person or any such family member owns a material beneficial interest) owns, or has owned since January 1, 2003, any material asset or properties used in, or necessary to, the business or operations of the Company and the Company Subsidiaries.

      SECTION 6.18.     Major Customers and Suppliers. Section 6.18 of the Company Disclosure Letter sets forth a list of (a) the twenty largest customers (including financial intermediaries) of the Company and the Company Subsidiaries (measured by aggregate billings of the Company and the Company Subsidiaries, taken as a whole) during the fiscal year ended July 2, 2004 and (b) the five largest suppliers of materials, products or services to the Company and the Company Subsidiaries (measured by the aggregate amount purchased by the Company and the Company Subsidiaries, taken as a whole) during the fiscal year ended on July 2, 2004. Except as set forth in Section 6.18 of the Company Disclosure Letter, the relationships of the Company and the Company Subsidiaries with the customers and suppliers required to be listed in Section 6.18 of the Company Disclosure Letter are good commercial working relationships and none of such customers or the suppliers has canceled, terminated or otherwise materially altered (including any material reduction in the rate or amount of sales or purchases or material increase in the prices charged or paid, as the case may be) or notified the Company or any of the Company Subsidiaries of any intention to do any of the foregoing or otherwise threatened to cancel, terminate or materially alter (including any material reduction in the rate or amount of sales or purchases, as the case may be) its relationship with the Company or any Company Subsidiary.

      SECTION 6.19.     Insurance. True and complete copies of all material insurance policies owned or held by the Company and each Company Subsidiary have been made available to Parent. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid and no notice of cancellation, termination or reservation of rights has been received with respect to any such policy. Neither the Company nor any Company Subsidiary has been refused any insurance with respect to its assets or operations, nor has coverage been materially limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three years. No material claims have been asserted during the three-year period prior to the date of this Agreement by the Company or any Company Subsidiary under any of the insurance policies of the Company or the Company Subsidiaries or relating to their properties, assets or operations.

      SECTION 6.20.     Labor Matters. Except as set forth in Section 6.20 of the Company Disclosure Letter, none of the Company or any of the Company Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of the Company Subsidiaries the subject of a proceeding asserting that the Company or any of the Company Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of the Company Subsidiaries to bargain with any labor organization as to wages and conditions of employment. There is

(i) no strike or material labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries and (ii) to the knowledge of the Company, no union representation question existing with respect to the employees of the Company or the Company Subsidiaries. The Company and the Company Subsidiaries are and have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment (including termination of employment), wages, hours of work, occupational safety and health, and worker classification, and are not engaged in any unfair labor practices, except for such violations, if any, which, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of the Company Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to employees and, to the knowledge of the Company, no such investigation is in progress.

      SECTION 6.21.     Material Contracts.

      (a) Except as filed or incorporated by reference as an exhibit to the Company SEC Reports or in Section 6.21(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any contract, agreement or other instrument:

(i) with any party set forth on Section 6.18 of the Parent Disclosure Letter;

(ii) relating to (A) any indebtedness, notes payable (including notes payable in connection with acquisitions), accrued interest payable or other obligations for borrowed money, whether current, short-term, or long-term, secured or unsecured, of the Company or any of the Company Subsidiaries, (B) any purchase money indebtedness or earn-out or similar obligation in respect of purchases of property or assets by the Company or any of the Company Subsidiaries, (C) any lease obligations of the Company or any of the Company Subsidiaries under leases which are capital leases in accordance with GAAP, (D) any financing of the Company or any of the Company Subsidiaries effected through “special purpose entities” or synthetic leases or project financing, (E) any obligations of the Company or any of the Company Subsidiaries in respect of banker’s acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (F) any obligation or liability of the Company or any of the Company Subsidiaries with respect to interest rate swaps, collars, caps, currency derivatives and similar hedging obligations or (G) any guaranty of any of the foregoing (the liabilities and obligations referred to in (A) through (G) above, “Company Indebtedness”) or any Liens upon any properties or assets of the Company or any Company Subsidiary as security for such Company Indebtedness;

(iii) that (A) limit in any material respect the ability of the Company and/or any Company Subsidiary or affiliate of, or successor to, the Company, or, to the knowledge of the Company, any executive officer of the Company, to compete in any line of business or with any person or in any geographic area or during any period of time, (B) require the Company and/or any Company Subsidiary or affiliate of, or successor to, the Company to use any supplier or third party for all or substantially all of any of its material requirements, (C) limit or purport to limit in any material respect the ability of the Company and/or any Company Subsidiary or affiliate of, or successor to, the Company to solicit any customers or clients of the other parties thereto, (D) require the Company and/or any Company Subsidiary or affiliate of, or successor to, the Company to provide to the other parties thereto “most favored nations” pricing or (E) require the Company and/or any Company Subsidiary or affiliate of, or successor to, the Company to market or co-market any products or services of a third party; and

(iv) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC).

      (b) The Company has made available to Parent true, complete and correct copies of all contracts, agreements and other instruments, and all amendments or waivers thereto, required to be listed in Section 6.21(a) of the Company Disclosure Letter. Except as set forth in Section 6.21(b) of the Company

Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any contract, lease, license or other agreement or instrument required to be described in or filed as an exhibit to any Company SEC Report that is not described in or filed as required by the Securities Act or the Exchange Act, as the case may be. Except as set forth in Section 6.21(b) of the Company Disclosure Letter, (i) none of the Company nor any of the Company Subsidiaries is (with or without the lapse of time or the giving of notice, or both) in material breach or default under any contract, lease, license or other agreement or instrument required to be listed on Schedule 6.21(a) of the Company Disclosure Letter or in the Company SEC Reports, (ii) to the knowledge of the Company, none of the other parties to any such contract, lease, license or other agreement or instrument to which the Company or a Company Subsidiary is a party or is bound is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder and (iii) neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such contract, lease, license or other agreement or instrument to which the Company or a Company Subsidiary is a party or is bound (whether as a termination or cancellation for convenience or for default of the Company or any of the Company Subsidiaries thereunder).

      SECTION 6.22.     Brokers. Except pursuant to the Company Independent Advisor Engagement Letter (as defined in Section 7.8 hereof), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

      SECTION 6.23.     No Other Representations and Warranties. Except for the representations and warranties made by the Company in this Agreement, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or its or their business, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE VII

COVENANTS

      SECTION 7.1.     Conduct of the Company’s Business Pending the Merger.

      (a) The Company covenants and agrees that, except as provided in this Agreement or unless Parent shall otherwise agree in writing, (i) the business of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice and (ii) the Company and the Company Subsidiaries shall use commercially reasonable efforts to preserve intact their business organizations, to retain the services of their respective officers and key employees, and to preserve the current relationships of the Company and the Company Subsidiaries with Governmental Entities, customers, suppliers and other persons with which the Company or the Company Subsidiaries has significant business relations.

      (b) Without limiting the generality of Section 7.1(a), the Company covenants and agrees that, except as provided in this Agreement or as set forth in Section 7.1(a) of the Company Disclosure Letter, or unless Parent shall otherwise agree in writing, the Company shall not, nor shall the Company permit any of the Company Subsidiaries to: (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends payable to the Company or a wholly owned Company Subsidiary by another wholly owned Company Subsidiary; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase, redeem or otherwise acquire any shares of its capital stock; (iv) issue, deliver, grant, pledge, encumber or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Company Common Stock upon the exercise of Company Options outstanding as of the date of this Agreement; (v) amend its articles or certificate of incorporation or bylaws or other equivalent organizational documents, other than the termination of the Company Rights Plan (as defined in Section 7.11(b) hereof); (vi) create, assume or incur any long-term indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings under existing lines of credit (or under any refinancing of such existing lines not in excess of the current authorized amount) or (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company; (vii) mortgage or pledge any of its assets; (viii) merge or consolidate with any other entity in any transaction, or sell all or a material portion of the assets of the Company and the Company Subsidiaries, taken as a whole; (ix) except for the payment of bonuses in the ordinary course of business, make any change in employment terms for any of its directors or officers; (x) except for the payment of bonuses in the ordinary course of business, increase the obligations of the Company and the Company Subsidiaries with respect to compensation, severance, benefits, change of control payments or any other payments to officers or directors; (xi) except in the ordinary course of business, increase the obligations of the Company and the Company Subsidiaries with respect to compensation, severance, benefits, change of control payments or any other payments to any employees; (xii) make any change to the Company Plans except those required under applicable Law; (xiii) enter into or renew any contract or agreement pursuant to the terms of which the Company and the Company Subsidiaries will be obligated to make payments in excess of $250,000 per fiscal year; (xiv) make capital expenditures in excess of $500,000 in the aggregate; (xv) make any material change in accounting methods, principles or practices employed by the Company, except insofar as may be required by a change in GAAP or applicable Law; (xvi) make or change any Tax election or settle any Tax claim or assessment; or (xvii) take any action that would reasonably be expected to result in any of the conditions set forth in Article VIII not being able to be satisfied.

      SECTION 7.2.     Conduct of Parent’s Business Pending the Merger.

      (a) Parent covenants and agrees that, except as provided in this Agreement or unless the Company shall otherwise agree in writing, (i) the business of Parent and the Parent Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice and (ii) Parent and the Parent Subsidiaries shall use commercially reasonable efforts to preserve intact their business organizations, to retain the services of their respective officers and key employees, and to preserve the current relationships of Parent and the Parent Subsidiaries with Governmental Entities, customers, suppliers and other persons with which Parent or the Parent Subsidiaries has significant business relations.

      (b) Without limiting the generality of Section 7.2(a), Parent covenants and agrees that, except as provided in this Agreement or as set forth in Section 7.2(b) of the Parent Disclosure Letter, or unless the Company shall otherwise agree in writing, Parent shall not, nor shall Parent permit any of the Parent Subsidiaries to: (i) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock, except for dividends payable to Parent or a wholly owned Parent Subsidiary by another wholly owned Parent Subsidiary; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase, redeem or otherwise acquire any shares of its capital stock; (iv) issue, deliver, grant, pledge, encumber or sell, or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any stock appreciation rights, phantom stock plans or stock equivalents, other than the issuance of Parent Common Stock upon the exercise of Parent Options outstanding as of the date of this Agreement; (v) amend its articles or certificate of incorporation or bylaws or other equivalent organizational documents; (vi) create, assume or incur any long-term indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings under existing lines of credit (or under any refinancing of such existing lines not in excess of the current authorized amount) or (B) indebtedness owing to, or guaranties of indebtedness owing to, Parent; (vii) mortgage or pledge any of its assets;

(viii) merge or consolidate with any other entity in any transaction, or sell all or a material portion of the assets of Parent and the Parent Subsidiaries, taken as a whole; (ix) except in the ordinary course of business, make any change in employment terms for any of its directors or officers; (x) except in the ordinary course of business, increase the obligations of Parent and the Parent Subsidiaries with respect to compensation, severance, benefits, change of control payments or any other payments to officers or directors; (xi) except in the ordinary course of business, increase the obligations of Parent and the Parent Subsidiaries with respect to compensation, severance, benefits, change of control payments or any other payments to any employees; (xii) except in the ordinary course of business, make any change to Parent Plans except those required under applicable Law; (xiii) enter into or renew any contract or agreement pursuant to the terms of which Parent and the Parent Subsidiaries will be obligated to make payments in excess of $500,000 per fiscal year; (xiv) make capital expenditures in excess of $1,000,000 in the aggregate; (xv) make any material change in accounting methods, principles or practices employed by Parent, except insofar as may be required by a change in GAAP or applicable Law; (xvi) make or change any Tax election or settle any Tax claim or assessment; or (xvii) take any action that would reasonably be expected to result in any of the conditions set forth in Article VIII not being able to be satisfied.

      SECTION 7.3.     Access to Information; Confidentiality.

      (a) From the date hereof to the Effective Time, the Company shall, and shall cause the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents (collectively, “Representatives”) of the Company to, afford the Representatives of Parent and Merger Sub reasonable access at reasonable times to the officers, employees, agents, properties, offices and other facilities, books and records of the Company and the Company Subsidiaries, and shall furnish Parent and Merger Sub with all financial, operating and other data and information as Parent or Merger Sub, through its Representatives, may reasonably request. Parent shall remain subject to the terms of a confidentiality agreement with the Company dated June 21, 2004 (the “Parent Confidentiality Agreement”). Notwithstanding the foregoing, the Company shall have no obligation to provide any such access or data and information if the Company determines in good faith after consultation with outside legal counsel that providing such access or data and information could violate any Antitrust Laws. Neither Parent nor any of its Representatives shall contact any person who, to the knowledge of Parent, is a client or customer of the Company or any of the Subsidiaries without the Company’s prior consent. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. No investigation pursuant to this Section 7.3(a) shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto.

      (b) From the date hereof to the Effective Time, Parent shall, and shall cause the Representatives of Parent to, afford the Representatives of the Company reasonable access at reasonable times to the officers, employees and agents of Parent and the Parent Subsidiaries, and shall furnish the Company with all financial, operating and other data and information as the Company, through its Representatives, may reasonably request. The Company shall remain subject to the terms of a confidentiality agreement with Parent dated April 7, 2004 (the “Company Confidentiality Agreement”). Notwithstanding the foregoing, Parent and Merger Sub shall have no obligation to provide any such access or data and information if the Company determines in good faith after consultation with outside legal counsel that providing such access or data and information could violate any Antitrust Laws. Neither the Company nor any of its Representatives shall contact any person who, to the knowledge of the Company, is a client or customer of Parent or any of the Parent Subsidiaries without Parent’s prior consent. No investigation pursuant to this Section 7.3(b) shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto.

      SECTION 7.4.     Further Assurances.

      (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall each cooperate with the other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Subject to applicable Law relating to the exchange of information and in addition to Section 7.4(c), the Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Company and the Subsidiaries or Parent and its subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

      (b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event within 10 business days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 7.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) the Company and Parent shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Merger and the other transactions contemplated by this Agreement and (B) if any state takeover statute or similar Law becomes applicable to any of the Merger and the other transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.

      (c) Each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Merger and the other transactions contemplated by this Agreement, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Merger and the other transactions contemplated by this Agreement.

      (d) In furtherance and not in limitation of the covenants of the parties contained in this Section 7.4, each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the Merger and the other transactions contemplated by this Agreement. Without limiting any other provision hereof, Parent and the Company shall each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the Merger and the other transactions contemplated by this Agreement, including by defending through litigation on the merits any claim asserted in any court by any person, and (ii) avoid or eliminate any impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement so as to enable the consummation of the Merger and the other transactions contemplated by this Agreement to occur as soon as reasonably possible, including, with respect to Parent, Parent shall take all such actions, including (y) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent (or any of its subsidiaries) and (z) otherwise taking or committing to take actions that limit Parent or the Parent Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or the Parent Subsidiaries’ businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that Parent shall not be required to take any such actions which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent and its subsidiaries, taken as a whole or would materially impair Parent’s ability to realize the benefits reasonably anticipated as a result of the Merger and the other transactions contemplated hereby. The Company shall take such of the foregoing actions as Parent may reasonably request; provided that any such action is conditioned upon and subject to the consummation of the Merger.

      SECTION 7.5.     No Solicitation by the Company.

      (a) The Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Company Acquisition Proposal (as defined below), (ii) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal, or (iii) enter into any agreement or agreement in principle with respect to any Company Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder; provided, however, that the foregoing shall not prohibit the Company from furnishing information (public or non-public) to, or entering into discussions or negotiations with, any person that makes a Company Acquisition Proposal that was not solicited by the Company in breach of this Section 7.5(a) if the Company Board concludes in good faith, after consultation with its outside legal counsel, such action is required for the Company Board to comply with its fiduciary duties under applicable Law and, after consultation with its independent financial advisor, that the Company Acquisition Proposal is or is reasonably likely to result in a Company Superior Proposal (as defined below); provided that the Company (x) will not, and will not permit any of the Company Subsidiaries or the Company’s and the Company Subsidiaries’ respective affiliates or Representatives to, disclose any non-public information to such person without first entering into an Acceptable Company Confidentiality Agreement (as defined below) with such person and (y) will promptly provide to Parent any non-public information concerning the Company or the Company Subsidiaries provided to such other person which was not previously provided to Parent. The Company shall provide prompt (but in no event more than 24 hours after receipt of the Company Acquisition Proposal) written notice to Parent of (1) the receipt of any such Company Acquisition Proposal, and any modification or amendment to any Company Acquisition Proposal, (2) the material terms and conditions of such Company Acquisition Proposal, (3) the identity of such person making such Company Acquisition Proposal and (4) the Company’s intention to furnish information to, or enter into discussions or negotiations with, such person. The Company shall continue to keep Parent informed of the status and details of any such Company Acquisition Proposal. The Company shall provide Parent with 48 hours’ prior notice (or such lesser prior notice as provided to the members of the Company Board) of any meeting of the Company Board at which any Company Acquisition Proposal is expected to be considered. The Company shall, and shall cause the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective affiliates and Representatives to, immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted prior to the date of this Agreement by the Company, the Company Subsidiaries or such affiliates or Representatives with respect to any Company Acquisition Proposal. For purposes of this Agreement, (I) “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide proposal with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any purchase or other acquisition of more than 20% of the assets of the Company (including the securities of the Company Subsidiaries) or more than 20% of any class of equity secur ities of the Company and (II) “Acceptable Company Confidentiality Agreement” means a confidentiality agreement that contains provisions which are no less favorable to the Company than those contained in the Company Confidentiality Agreement.

      (b) Neither the Company Board nor any committee thereof shall, except as expressly permitted by this Section 7.5(b), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation of the Company Board or any committee of the Company Board of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any transaction involving a Company Acquisition Proposal from a third party (a “Company Alternative Transaction”), (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Company Alternative Transaction, or (iv) agree or resolve to agree to take any actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, if prior to the Company Stockholders Meeting at which this Agreement and the Merger are approved, the Company Board determines in good faith that it is required to do so in order to comply with its fiduciary duties to the Company’s shareholders under applicable Law, after it has received a Company Superior Proposal in compliance with Section 7.5(a) and after consultation with and having considered the advice of independent outside counsel with respect to its fiduciary duties to the Company’s shareholders under applicable Law, the Company Board may inform the Company’s shareholders that it no longer believes that the Merger is advisable and no longer recommends approval (a “Company Subsequent Determination”), but only at a time after the fifth business day following Parent’s receipt of written notice advising Parent that the Company Board is prepared to so inform the Company’s shareholders. Such written notice shall specify the material terms and conditions of such Company Superior Proposal, identify the person making such Company Superior Proposal and state that the Company Board intends to make a Subsequent Determination. During such period, the Company shall provide an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation to its shareholders without a Company Subsequent Determination. For purposes of this Agreement, a “Company Superior Proposal” means any bona fide, written proposal (on its most recently amended or modified terms, if amended or modified), accompanied by a definitive agreement with respect to a Company Alternative Transaction that the Company is prepared to execute, made by a third party with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any purchase or other acquisition of more than 50% of the assets of the Company (including the securities of the Company Subsidiaries) or more than 50% of any class of equity securities of the Company that the Company Board determines in good faith to be more favorable to the Company’s shareholders than the Merger (taking into account whether, in the good faith judgment of the Company Board, after obtaining the advice of an independent financial advisor, such third party is able to finance the transaction).

shareholders a position contemplated by Rule 14e 2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with independent outside counsel, failure so to disclose would be inconsistent with applicable Law; provided, however, neither the Company nor the Company Board nor any committee thereof shall, except as specifically permitted by Section 7.5(b), withdraw, qualify, or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend a Company Alternative Transaction.

      SECTION 7.6.     No Solicitation by Parent.

      (a) Parent shall not, nor shall it authorize or permit any of the Parent Subsidiaries or its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Parent Acquisition Proposal (as defined below), (ii) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal, or (iii) enter into any agreement or agreement in principle with respect to any Parent Acquisition Proposal or requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder; provided, however, that the foregoing shall not prohibit Parent from furnishing information (public or non-public) to, or entering into discussions or negotiations with, any person that makes a Parent Acquisition Proposal that was not solicited by Parent in breach of this Section 7.6(a) if the Parent Board concludes in good faith, after consultation with its outside legal counsel, such action is required for the Parent Board to comply with its fiduciary duties under applicable Law and, after consultation with its independent financial advisor, that the Parent Acquisition Proposal is or is reasonably likely to result in a Parent Superior Proposal (as defined below); provided that Parent (x) will not, and will not permit any of the Parent Subsidiaries or Parent’s and the Parent Subsidiaries’ respective affiliates or Representatives to, disclose any non-public information to such person without first entering into an Acceptable Parent Confidentiality Agreement (as defined below) with such person and (y) will promptly provide to the Company any non-public information concerning Parent or the Parent Subsidiaries provided to such other person which was not previously provided to the Company. Parent shall provide prompt (but in no event more than 24 hours after receipt of the Parent Acquisition Proposal) written notice to Company of (1) the receipt of any such Parent Acquisition Proposal, and any modification or amendment to any Parent Acquisition Proposal, (2) the material terms and conditions of such Parent Acquisition Proposal, (3) the identity of such person making such Parent Acquisition Proposal and (4) Parent’s intention to furnish information to, or enter into discussions or negotiations with, such person. Parent shall continue to keep Parent informed of the status and details of any such Parent Acquisition Proposal. Parent shall provide the Company with 48 hours’ prior notice (or such lesser prior notice as provided to the members of the Parent Board) of any meeting of the Parent Board at which any Parent Acquisition Proposal is expected to be considered. Parent shall, and shall cause the Parent Subsidiaries and Parent’s and the Parent Subsidiaries’ respective affiliates and Representatives to, immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted prior to the date of this Agreement by Parent, the Parent Subsidiaries or such affiliates or Representatives with respect to any Parent Acquisition Proposal. For purposes of this Agreement, (I) “Parent Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide proposal with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Parent, or any purchase or other acquisition of more than 20% of the assets of Parent (including the securities of the Parent Subsidiaries) or more than 20% of any class of equity securities of Parent and (II) “Acceptable Parent Confidentiality Agreement” means a confidentiality agreement that contains provisions which are no less favorable to Parent than those contained in the Parent Confidentiality Agreement.

      (b) Neither the Parent Board nor any committee thereof shall, except as expressly permitted by this Section 7.6(b), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation of the Parent Board or any committee of the Parent Board of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any transaction involving a Parent Acquisition Proposal from a third party (a “Parent Alternative Transaction”), (iii) cause or permit Parent to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Parent Alternative Transaction, or (iv) agree or resolve to agree to take any actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, if prior to the Parent Stockholders Meeting at which this Agreement and the Merger are approved, the Parent Board determines in good faith that it is required to do so in order to comply with its fiduciary duties to Parent’s stockholders under applicable Law, after it has received a Parent Superior Proposal in compliance with Section 7.6(a) and after consultation with and having considered the advice of independent outside counsel with respect to its fiduciary duties to Parent’s stockholders under applicable Law, the Parent Board may inform Parent’s stockholders that it no longer believes that the Merger is advisable and no longer recommends approval (a “Parent Subsequent

Determination”), but only at a time after the fifth business day following the Company’s receipt of written notice advising the Company that the Parent Board is prepared to so inform Parent stockholders. Such written notice shall specify the material terms and conditions of such Parent Superior Proposal, identify the person making such Parent Superior Proposal and state that the Parent Board intends to make a Parent Subsequent Determination. During such period, Parent shall provide an opportunity for the Company to propose such adjustments to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation to its stockholders without a Parent Subsequent Determination. For purposes of this Agreement, a “Parent Superior Proposal” means any bona fide, written proposal (on its most recently amended or modified terms, if amended or modified), accompanied by a definitive agreement with respect to a Parent Alternative Transaction that Parent is prepared to execute, made by a third party with respect to a merger, consolidation, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Parent, or any purchase or other acquisition of more than 50% of the assets of Parent (including the securities of Parent Subsidiaries) or more than 50% of any class of equity securities of Parent that the Parent Board determines in good faith to be more favorable to Parent’s stockholders than the Merger (taking into account whether, in the good faith judgment of the Parent Board, after obtaining the advice of an independent financial advisor, such third party is able to finance the transaction).

      (c) Nothing contained in this Section 7.6 shall prohibit Parent from taking and disclosing to its stockholders a position contemplated by Rule 14e 2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any disclosure to Parent’s stockholders if, in the good faith judgment of the Parent Board, after consultation with independent outside counsel, failure so to disclose would be inconsistent with applicable Law; provided, however, neither Parent nor the Parent Board nor any committee thereof shall, except as specifically permitted by Section 7.6(b), withdraw, qualify, or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend a Parent Alternative Transaction.

      SECTION 7.7.     Indemnification.

      (a) It is understood and agreed that all rights to indemnification by the Company now existing in favor of each present and former director and officer of the Company or any of the Company Subsidiaries (the “Indemnified Parties”) as provided in the Company Articles of Incorporation or the Company Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements or instruments in effect on the date hereof, copies of which have been provided to Parent, shall survive the Merger and Parent shall (i) cause the Surviving Corporation to continue in full force and effect such rights for a period of at least six years from the Effective Time and (ii) perform, or cause the Surviving Corporation to perform, in a timely manner, all of the Surviving Corporation’s obligations with respect thereto. Parent and Merger Sub agree that any claims for indemnification hereunder as to which they have received written notice prior to the sixth anniversary of the Effective Time shall survive indefinitely, whether or not such claims shall have been finally adjudicated or settled.

      (b) Parent shall use reasonable efforts to cause the Surviving Corporation to, and the Surviving Corporation shall, prepay directors’ and officers’ liability insurance for six years after the Effective Time with respect to matters relating to the Company or any of its subsidiaries occurring at any time prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 7.7(b) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

      SECTION 7.8.     Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party (which shall not be unreasonably withheld or delayed), except as may be required by applicable Law or any listing agreement with a national securities exchange or trading system to which Parent or the Company is a party, in which case the party proposing to issue such press release or make such public statement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public statement.

      SECTION 7.9.     Preparation of the Form S-4 and the Joint Proxy Statement/ Prospectus; Stockholders Meetings.

      (a) As promptly as practicable following the date hereof, Parent and the Company shall jointly prepare and file with the SEC mutually acceptable preliminary proxy materials and any amendments or supplements thereof which shall constitute the joint proxy statement/ prospectus relating to the matters to be submitted to the holders of the Company’s Common Stock at the Company Stockholders Meeting and the holders of the Parent Common Stock at the Parent Stockholders Meeting (such proxy statement/ prospectus, and any amendments or supplements thereto (the “Joint Proxy Statement/ Prospectus”), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 with respect to (i) the issuance of Parent Common Stock in the Merger (the “Form S-4”) in which the Joint Proxy Statement/ Prospectus will be included as a prospectus and (ii) the amendments to the Parent Certificate of Incorporation referred to in Section 4.1. The Form S-4 and the Joint Proxy Statement/ Prospectus shall comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of Parent and the Company shall use all reasonable efforts to have the Joint Proxy Statement/ Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after filing it with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger. The parties shall promptly provide copies to each other, consult with each other and jointly prepare written responses with respect to any written comments received from the SEC with respect to the Form S-4 and the Joint Proxy Statement/ Prospectus and promptly advise the other party of any oral comments received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/ Prospectus and Form S-4 prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation of reference) to the Joint Proxy Statement/ Prospectus or Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Parent, its Subsidiaries and the Parent Stockholders Meeting will be deemed to have been supplied by Parent and information concerning or related to the Company, its Subsidiaries and the Company Stockholders Meeting shall be deemed to have been supplied by the Company.

      (b) The Company shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the required approval of the Company’s shareholders. The Company shall submit this Agreement, the Merger and any other matters constituting the required approval to the Company’s shareholders at the Company Stockholders Meeting and shall use its reasonable efforts to obtain the required approval of the Company’s shareholders and the Company Board shall, subject to Section 7.5, recommend adoption of this Agreement by the shareholders of the Company. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first two sentences of this Section 7.9(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company or any other person of any Company Acquisition Proposal or Company Superior Proposal or (ii) the withdrawal or modification by the Company Board or any committee thereof of such Board’s or committee’s approval or recommendation of the Merger or this Agreement.

      (c) Parent shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting for the purpose of obtaining the required approval by Parent’s stockholders. Parent shall submit this Agreement, the Merger and any other matters constituting the required approval to Parent’s stockholders at the Parent Stockholders Meeting and shall use its reasonable efforts to obtain the required approval of Parents stockholders and the Parent Board shall recommend approval by the stockholders of Parent of matters constituting the required approval of Parent’s stockholders. Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to the first two sentences of this Section 7.9(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Parent or any other person of any Parent Acquisition Proposal or Parent Superior Proposal or (ii) the withdrawal or modification by the Parent Board or any committee thereof of such Board’s or committee’s approval or recommendation of the Merger or this Agreement

      (d) Parent shall include in the Joint Proxy Statement/ Prospectus the recommendation of the Parent Board described in Section 5.4(b), subject to any modification, amendment or withdrawal thereof, to the extent permitted by Section 7.6, and represents that the Parent Independent Advisor has, subject to the terms of its engagement letter with Parent and the Parent Board (the “Parent Independent Advisor Engagement Letter”), consented to the inclusion of references to its opinion in the Joint Proxy Statement/ Prospectus.

      (e) The Company shall include in the Joint Proxy Statement/ Prospectus the recommendation of the Company Board described in Section 6.3(b), subject to any modification, amendment or withdrawal thereof, to the extent permitted by Section 7.5, and represents that the Company Independent Advisor has, subject to the terms of its engagement letter with the Company and the Company Board (the “Company Independent Advisor Engagement Letter”), consented to the inclusion of references to its opinion in the Joint Proxy Statement/ Prospectus.

      (f) Merger Sub shall, immediately following execution of this Agreement, submit this Agreement to Parent, as the sole stockholder of Merger Sub, for adoption and approval. Upon such submission, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated by this Agreement by unanimous written consent in lieu of a meeting in accordance with the requirements of the DGCL and the certificate of incorporation and bylaws of Merger Sub.

      (g) The Company Stockholders Meeting and the Parent Stockholders Meeting shall take place on the same date to the extent practicable.

      SECTION 7.10.     Company Employees.

      (a) Parent shall, until at least the first anniversary of the Effective Time, cause the Surviving Corporation to provide each individual who was an officer or employee of the Company or any of the Company Subsidiaries at the Effective Time (each an “Assumed Employee”), for so long as such Assumed Employee remains employed with Parent or its affiliates or subsidiaries (including the Surviving Corporation) or their respective successors after the Effective Time, with (i) a base salary or base hourly wage rate which is at least comparable to his or her base salary or base hourly wage rate as in effect immediately prior to the Effective Time and bonus opportunities after the Effective Time which are at least comparable to the bonus opportunities for similarly situated employees of Parent and (ii) either (A) employee benefit plans, programs, and policies that are no less favorable in the aggregate than employee benefit plans, programs, and policies (other than an employee stock purchase plan) provided by the Company and the Company Subsidiaries to such Assumed Employee immediately prior to the Effective Time or (B) all of the same employee benefit plans, programs, and policies which Parent provides to similarly situated employees of Parent, including severance plans, programs and policies.

      (b) Parent or one of its affiliates shall recognize the service of each Assumed Employee with the Company and the Company Subsidiaries prior to the Effective Time as service with Parent and its affiliates (including the Surviving Corporation) under the terms of any Parent Plans in which such individual is eligible to participate for purposes of (i) satisfying any service requirements to participate in such plans, (ii) determining his or her entitlement to receive an accrual or a contribution for the plan year in which the Effective Time occurs if he or she actually is a participant in such plan for such plan year and (iii) determining his or her nonforfeitable interest in his or her benefits earned under such plans but (except as provided in Section 7.10(b)(ii)) not for purposes of determining benefits to be earned under such plans.

      (c) If any Assumed Employees are eligible to participate in a Parent Plan which is a welfare plans (as defined in Section 3(1) of ERISA) (a “Parent Welfare Plan”) immediately following the Effective Time, Parent shall (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Assumed Employees under such Parent Welfare Plan and (ii) provide credit to Assumed Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any like-kind Company Plan during the portion of the relevant plan year for such like-kind Company Plan including the Effective Time.

      (d) Nothing contained in this Agreement shall be construed to prevent the termination of employment of any individual Assumed Employee or, subject to Parent’s compliance with Section 7.10(a), any change in the employee benefits available to any individual Assumed Employee or the amendment or termination of any particular Company Plan to the extent permitted by its terms as in effect immediately prior to the Effective Time; provided, however, that Parent hereby agrees to cause the Surviving Corporation to honor, comply with and perform following the Effective Time all of the respective terms and obligations of the Company and the Company Subsidiaries under the collective bargaining agreements and other arrangements set forth on Section 6.20 of the Company Disclosure Letter, in each case, as in effect immediately prior to the Effective Time.

      (e) Company Employees who are terminated by the Company without cause within one year of the Effective Date will receive severance payments consistent with Parent’s practices (i.e., 2 weeks severance for each year of service, with credit for years of service with the Company and the Company Subsidiaries prior to the Effective Time).

      SECTION 7.11.     Assumption and Termination of Certain Plans.

      (a) Parent shall assume the Company Stock Option Plans in connection with the conversion of Company Options into options to purchase Parent Common Stock pursuant to Section 2.4 of this Agreement.

      (b) No new offerings shall be made under the Company’s Employee Stock Purchase Plan of 1995 after the date of this Agreement and, immediately prior to the Effective Time the Company shall terminate each of the Company’s (i) Employee Stock Purchase Plan of 1995 (the “Stock Purchase Plan”) and the (ii) Rights Agreement, dated as of December 18, 1996, between the Company and Norwest Bank Minnesota, National Association (the “Company Rights Plan”). To the extent any offering period under the Stock Purchase Plan is in progress prior to such termination, the Company shall ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Company Common Stock immediately prior to such termination unless the participant has previously withdrawn from such offering period in accordance with the terms of such plan.

      SECTION 7.12.     NMS Listing. Prior to the Effective Time, Parent shall use its reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NMS under the symbol “BIOS”.

      SECTION 7.13.     Reservation of Parent Common Stock. Effective at or prior to the Effective Time, Parent shall reserve out of its reserved but unissued shares of Parent Common Stock, for the purposes of effecting the conversion of the issued and outstanding shares of Company Common Stock pursuant to this Agreement, sufficient shares of Parent Common Stock to provide for such conversion as well as the issuance of Parent Common Stock upon the exercise of Company Options assumed by Parent under Section 2.4 and the underlying Company Stock Option Plans to the extent assumed under Section 7.11(a).

      SECTION 7.14.     Tax Treatment.

      (a) Each of Parent and the Company and their respective Subsidiaries shall use their reasonable best efforts to cause the Merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 8.1(d) and (e), including the execution of the letters of representation referred to in Section 7.14(b) updated as necessary. The Company and Parent (and their Subsidiaries) shall treat the Parent Common Stock received in the Merger by holders of Company Common Stock as property permitted to be received by Section 354 of the Code without the recognition of gain. Each of the Company and Parent covenants and agrees to, and agrees to cause its Affiliates to, use its reasonable best efforts to defend in good faith all challenges to the treatment of the Merger as a reorganization as described in this Section 7.14. Each of the Company and Parent agree that if such party becomes aware of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, it will promptly notify the other party in writing of such fact or circumstance. Each of the Company and Parent will comply with all reporting and record-keeping obligations set forth in the Code and the Treasury regulations that are consistent with the Merger qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

      (b) Each of Parent and the Company shall provide to King & Spalding LLP and Gray, Plant, Mooty, Mooty & Bennett, P.A., a letter containing representations reasonably requested by such counsel in connection with the opinions to be delivered pursuant to Sections 8.1(d) and 8.1(e) (the “Representation Letters”).

      SECTION 7.15.     Notification of Certain Matters. Each party shall give prompt written notice to each other party of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated hereby, (b) the occurrence, or failure to occur, of any event of which it becomes aware that has caused or could reasonably be expected to cause any representation or warranty of such party contained in this Agreement that is qualified as to materiality being or becoming as of any time between the date of this Agreement and the Effective Time untrue or inaccurate at such time in any respect or any such representation or warranty that is not so qualified being or becoming as of any time between the date of this Agreement and the Effective Time untrue or inaccurate in any material respect, (c) the failure of such party to comply with or satisfy in any material respect any obligation to be complied with or satisfied by it under this Agreement or (d) the failure or anticipated expected failure of such party to obtain any required or advisable third party consent or authorization with respect to the Merger or the other transactions contemplated hereby. The delivery of any notice pursuant to this Section 7.15 is for informational purposes and shall not limit or otherwise affect the remedies available hereunder to any party or parties receiving such notice.

      Section 7.16. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

ARTICLE VIII

CONDITIONS

      SECTION 8.1.     Conditions to the Obligation of Each Party. The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

(a) This Agreement and the Merger shall have been approved and adopted by the requisite vote of Parent’s stockholders and the Company’s shareholders under the DGCL, the MBCA, the Parent Certificate of Incorporation, the Parent Bylaws, the Company Articles of Incorporation and the Company Bylaws;

(b) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use all commercially reasonable efforts to have any such order or injunction vacated;

(c) The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

(d) Parent shall have received from King & Spalding LLP, counsel to Parent, on the date on which the Form S-4 is declared effective by the SEC and on the Closing Date, a written opinion dated as of such date to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code for federal income tax purposes, and in rendering such opinion, King & Spalding LLP shall be entitled to rely on the representations set forth in the Representation Letters;

(e) The Company shall have received from Gray, Plant, Mooty, Mooty & Bennett, P.A., counsel to the Company, on the date on which the Form S-4 is declared effective by the SEC and on the Closing Date, a written opinion dated as of such date to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code for federal income tax purposes, and in rendering such opinion, Gray, Plant, Mooty, Mooty & Bennett, P.A., shall be entitled to rely on the representations set forth in the Representation Letters;

(f) The Company shall have obtained the consent to the Merger from all of the parties to the agreements listed in Section 8.4(f) of the Company Disclosure Letter and shall have obtained all other consents from third parties, except where the failure to do so would not be reasonably expected to result, individually or in the aggregate, in a Company Material Adverse Effect;

(g) Parent shall have obtained the consent to the Merger from all of the parties to the agreements listed in Section 5.5 of the Parent Disclosure Letter and shall have obtained all other consents from third parties, except where the failure to do so would not be reasonably expected to result, individually or in the aggregate, in a Parent Material Adverse Effect;

(h) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose and no similar proceedings in respect of the Joint Proxy Statement/ Prospectus shall have been initiated or threatened by the SEC; and

(i) There shall be no Law enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal or otherwise prohibits the consummation of the Merger.

      SECTION 8.2.     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, unless waived in writing by such party:

(a) (i) the representations and warranties of the Company set forth in this Agreement that are qualified as to Company Material Adverse Effect or otherwise qualified by materiality shall be true and correct in all respects, and (ii) the representations and warranties of the Company in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date), and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to the effect set forth in this paragraph;

(b) the Company shall have performed in all material respects all material covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to the effect set forth in this paragraph; and

(c) since the date of this Agreement there shall not have occurred any event, development or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

      SECTION 8.3.     Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, unless waived in writing by such party:

(a) (i) the representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to Parent Material Adverse Effect or otherwise qualified by materiality shall be true and correct in all respects and (ii) the representations and warranties of Parent and Merger Sub in this agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date), and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the chief executive officer and chief financial officer of each of Parent and Merger Sub to the effect set forth in this paragraph;

(b) each of Parent and Merger Sub shall have performed in all material respects all material covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the chief executive officer and chief financial officer of each of Parent and Merger Sub to the effect set forth in this paragraph; and

(c) since the date of this Agreement there shall not have occurred any event, development or occurrence of any condition that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE IX

TERMINATION AND WAIVER

      SECTION 9.1.     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by Parent’s stockholders or the Company’s shareholders:

(a) By mutual written consent of duly authorized representatives of Parent and the Company;

(b) By Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided, however, that the party terminating this Agreement pursuant to this Section 9.1(b) shall have used all commercially reasonable efforts to have such order, decree, ruling or action vacated;

(c) By Parent or the Company if the Effective Time shall not have occurred on or before December 31, 2004 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(d) By the Company (i) if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the condition set forth in Section 8.3(a) or (b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement or (ii) the Parent Board shall have withdrawn, qualified or modified, in a manner adverse to Company its recommendation of this Agreement or the Merger, shall have recommended to the stockholders of Parent a Parent Acquisition Proposal other than the Merger or shall have otherwise violated or breached any of its obligations under Section 7.6;

(e) By Parent if (i) there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the condition set forth in Section 8.2(a) or (b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(e)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement or (ii) the Company Board shall have withdrawn, qualified or modified, in a manner adverse to Parent or Merger Sub its recommendation of this Agreement or the Merger, shall have recommended to the shareholders of the Company a Company Acquisition Proposal other than the Merger or shall have otherwise violated or breached any of its obligations under Section 7.5; or

(f) By Parent or the Company if, at the Parent Stockholders Meeting or the Company Stockholders Meeting, as the case may be, held in accordance with, and subject to the terms and conditions of, Section 7.9, or any adjournment thereof, this Agreement and the Merger shall not have been approved by the Company’s shareholders or Parent’s stockholders, or the issuance of stock in the Merger shall not have been approved by Parent’s stockholders.

      SECTION 9.2.     Effect of Termination.

      (a) In the event of the termination of this Agreement pursuant to Section 9.1 hereof, this Agreement shall forthwith be terminated and have no further effect, and there shall be no liability on the part of any party hereto, except that the agreements contained in this Section 9.2, Section 7.3 (with respect to the Parent Confidentiality Agreement and the Company Confidentiality Agreement) and Section 10.12 shall survive such termination, provided that nothing herein shall relieve any party from liability for any willful breach hereof.

      (b) If the Company exercises its right to terminate this Agreement pursuant to Section 9.1(d)(ii), then Parent shall pay $4.0 million (the “Termination Fee”) to the Company upon demand, payable by wire transfer in immediately available funds, as liquidated damages and not as a penalty, to reimburse Company for its time, expense and lost opportunity costs of pursuing the Merger. Parent acknowledges that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. If Parent shall fail to pay the Termination Fee when due, the Company shall be entitled to recover from Parent the costs and expenses incurred by the Company (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2(b), together with interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus one percent (1%).

      (c) If Parent or Merger Sub exercises its right to terminate this Agreement pursuant to Section 9.1(e)(ii), then the Company shall pay the Termination Fee to Parent upon demand, payable by wire transfer in immediately available funds, as liquidated damages and not as a penalty, to reimburse Parent for its time, expense and lost opportunity costs of pursuing the Merger. The Company acknowledges that the agreements contained in this Section 9.2(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company shall fail to pay the Termination Fee when due, Parent shall be entitled to recover from the Company the costs and expenses incurred by Parent (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2(c), together with interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus one percent (1%).

      SECTION 9.3.     Waiver. Subject to applicable Law, at any time prior to the Effective Time, whether before or after the Company Stockholders Meeting or the Parent Stockholders Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE X

GENERAL PROVISIONS

      SECTION 10.1.     No Third Party Beneficiaries. Other than the provisions of Section 7.7 hereof, nothing in this Agreement shall confer any rights or remedies upon any person other than the parties hereto.

      SECTION 10.2.     Entire Agreement. This Agreement, together with Parent Confidentiality Agreement, the Company Confidentiality Agreement, the Parent Disclosure Letter and the Company Disclosure Letter, constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof. No amendment, modification or alteration of the terms or provisions of this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter shall be binding unless the same shall be in writing and duly executed by the parties hereto; provided, however, that, after approval of the Company’s shareholders or Parent’s stockholders, as the case may be, of this Agreement and the transactions contemplated hereby is obtained, any amendment or modification of any term or condition contained in this Agreement that would require further approval under applicable Law or the Exchange Act by the shareholders of the Company or the stockholders of Parent, as the case may be, shall not be amended or modified without so obtaining such further shareholder or stockholder approval.

      SECTION 10.3.     Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Merger Sub may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent or Merger Sub without such prior written approval but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder.

      SECTION 10.4.     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

      SECTION 10.5.     Headings. The descriptive headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

      SECTION 10.6.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law thereof, except that the Merger will be governed by the MBCA and the DGCL.

      SECTION 10.7.     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

      SECTION 10.8.     Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

      SECTION 10.9.     Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

      SECTION 10.10.     Non-Survival of Representations and Warranties and Agreements. The representations, warranties and agreements in this Agreement, including any rights arising out of any breach of such representations, warranties and agreements, shall terminate at the Effective Time, except for those agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and the provisions of this Article X.

      SECTION 10.11.     Certain Definitions.

      (a) For purposes of this Agreement, the terms “associate” and “affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization, government or any political subdivision, agency or instrumentality thereof or other Governmental Entity.

      (b) For purposes of this Agreement, the phrase “Parent Material Adverse Effect” shall mean, with respect to Parent and Parent Subsidiaries, any change, circumstance, event, condition, state of facts or effect shall have occurred or been threatened that, when taken together with all other adverse changes, circumstances, events, conditions, states of fact or effects that have occurred or been threatened, has, is or is reasonably likely to (A) be materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of Parent and the Parent Subsidiaries, taken as a whole, it being understood that for purposes of analyzing whether any change, circumstance, event, condition, state of facts or effect constitutes a “Parent Material Adverse Effect” under this definition, the parties agree that the analysis of materiality shall not be limited to either a long-term or short-term perspective, or (B) prevent or materially delay the performance by Parent of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, other than any change or effect resulting from (i) changes in general economic conditions or the financial markets, (ii) the announcement or performance of this Agreement and the transactions contemplated hereby, (iii) general changes or developments in the industries in which Parent and the Parent Subsidiaries operate, (iv) changes in any tax laws or regulations or applicable accounting regulations or principles, (v) changes in general legal, regulatory, political, economic or business conditions that generally affect industries in which Parent and the Parent Subsidiaries conduct business, or (vi) changes relating to or resulting from the matters set forth on Section 10.11(b) of the Parent Disclosure Letter.

      (c) For purposes of this Agreement, the phrase “Company Material Adverse Effect” shall mean, with respect to the Company, any change, circumstance, event, condition, state of facts or effect shall have occurred or been threatened that, when taken together with all other adverse changes, circumstances, events, conditions, states of fact or effects that have occurred or been threatened, has, is or is reasonably likely to (A) be materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and the Company Subsidiaries, taken as a whole, it being understood that for purposes of analyzing whether any change, circumstance, event, condition, state of facts or effect constitutes a “Company Material Adverse Effect” under this definition, the parties agree that the analysis of materiality shall not be limited to either a long-term or short-term perspective, or (B) prevent or materially delay the performance by the Company of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, other than any change or effect resulting from (i) changes in general economic conditions or the financial markets, (ii) the announcement or performance of this Agreement and the transactions contemplated hereby, (iii) general changes or developments in the industries in which the Company and the Company Subsidiaries operate, (iv) changes in any tax laws or regulations or applicable accounting regulations or principles, (v) changes in general legal, regulatory, political, economic or business conditions that generally affect industries in which the Company and the Company Subsidiaries conduct business, or

(vi) changes relating to or resulting from the matters set forth on Section 10.11(c) of the Company Disclosure Letter.

      (d) For purposes of this Agreement, the phrases “to the knowledge of Parent,” “known to Parent,” and similar formulations shall mean the actual knowledge of Richard H. Friedman, Alfred Carfora, James S. Lusk, Barry A. Posner, Russell Corvese or Michael Sicilian.

      (e) For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to the Company,” and similar formulations shall mean the actual knowledge of Henry F. Blissenbach, Gregory H. Keane, Anthony J. Zappa, Kenneth S. Guenthner, Thomas Staloch, Brian Reagan or Colleen Haberman.

      SECTION 10.12.     Fees and Expenses. Except as provided in Section 9.2, all costs and expenses incurred by the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement/ Prospectus (including SEC filing fees), which shall be shared equally by Parent and the Company.

      SECTION 10.13.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.13:

      If to Parent or Merger Sub:

MIM Corporation
100 Clearbrook Road
Elmsford, NY 10523
Telecopier: (914) 460-1670
Attention: Barry A. Posner, General Counsel

           with a copy to (which shall not constitute notice):

King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
Telecopier: (212) 556-2222
Attention: E. William Bates, II, Esq.

      If to the Company:

Chronimed Inc.
10900 Red Circle Drive
Suite 300
Minnetonka, MN 55343-9176
Telecopier: (952) 979-3969
Attention: Kenneth S. Guenthner, General Counsel

           with a copy to (which shall not constitute notice):

Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-3796
Telecopier: (612) 632-4444
Attention: John E. Brower, Esq.

      SECTION 10.14.     Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an extension or waiver pursuant to Section 9.3 or an amendment of this agreement pursuant to Section 10.2 shall, in order to be effective, require in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

[Signature Page Follows]

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MIM CORPORATION

By	/s/ RICHARD H. FRIEDMAN

Richard H. Friedman

Chief Executive Officer

CORVETTE ACQUISITION CORP.

By	/s/ RICHARD H. FRIEDMAN

Richard H. Friedman

Chief Executive Officer

CHRONIMED INC.

By	/s/ HENRY F. BLISSENBACH

Henry F. Blissenbach

Chief Executive Officer

AMENDMENT NO. 1

TO THE
AGREEMENT AND PLAN OF MERGER

      This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”), dated as of January 3, 2005, is by and among MIM Corporation, a Delaware corporation (“Parent”), Chronimed Acquisition Corp., a Minnesota corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and Chronimed Inc., a Minnesota corporation (the “Company”).

WITNESSETH:

      WHEREAS, Parent, Corvette Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent (“Original Merger Sub”), and the Company entered into that certain Agreement and Plan of Merger dated as of August 9, 2004 (the “Merger Agreement”);

      WHEREAS, Original Merger Sub and Merger Sub entered into an Assignment and Assumption Agreement, dated as of January 3, 2005, pursuant to which Original Merger Sub assigned, and Merger Sub assumed, all rights, interests and obligations of Original Merger Sub in, to and under the Merger Agreement; and

      WHEREAS, each of Parent, Merger Sub and the Company desires to amend the Agreement, pursuant to Section 10.2 of the Merger Agreement as set forth in this Amendment.

      NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

AGREEMENT

      1. Amendment to Recital of Parties. The recital of parties to the Merger Agreement is hereby amended (a) by deleting the phrase “(this ‘Agreement’)” and replacing it with the phrase “(as may be subsequently amended or modified, this ‘Agreement’)” and (b) by deleting the phrase “Corvette Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent” and replacing it with the phrase “Chronimed Acquisition Corp., a Minnesota corporation and direct wholly owned subsidiary of Parent”.

      2. Amendment to Second “WHEREAS” Clause. The second “WHEREAS” clause to the Merger Agreement is hereby amended by deleting the term “unanimously”.

      3. Amendment to Section 1.1. Section 1.1 of the Merger Agreement is hereby amended by deleting the phrase “the Delaware General Corporation Law (the ‘DGCL’) and”.

      4. Amendment to Section 1.2. Section 1.2 of the Merger Agreement is hereby amended in its entirety to read as follows:

Section 1.2. Effective Time; Closing. As promptly as practicable (and in any event within five business days) after the satisfaction or waiver of the conditions set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the parties hereto shall cause the Merger to be consummated by filing articles of merger with the Secretary of State of the State of Minnesota (the “Minnesota Articles of Merger”) and by making all other filings or recordings required under the MBCA in connection with the Merger, in such form as is required by, and executed in accordance with the relevant provisions of, the MBCA. The Merger shall become effective upon the filing of the Minnesota Articles of Merger with the Minnesota Secretary of State, or at such other time as the parties hereto agree shall be specified in the Minnesota Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”). On the date of such filing, a closing (the “Closing”) shall be held at 10:00 a.m., Eastern Time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York 10036, or at such other time and location as the parties hereto shall otherwise agree.

      5. Amendment to Section 1.3. Section 1.3 of the Merger Agreement is hereby amended by deleting the phrase “the DGCL,”.

      6. Amendment to Section 1.4. Section 1.4 of the Merger Agreement is hereby amended in its entirety to read as follows:

      Section 1.4.     Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law (as defined in Section 3.3 hereof) or such articles of incorporation of the Surviving Corporation.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law, the articles of incorporation of the Surviving Corporation or such bylaws of the Surviving Corporation.

      7. Amendment to Section 2.1(a). Section 2.1(a) of the Merger Agreement is hereby amended by deleting the number “1.025” and replacing it with the number “1.12”.

      8. Amendment to Section 4.2. Section 4.2 of the Merger Agreement is hereby amended in its entirety to read as follows:

      Section 4.2.     Directors and Officers.

(a) As of the date of this Agreement, the Parent Board is composed of nine directors. Prior to the mailing by Parent and the Company of the Joint Proxy Statement/Prospectus (as defined in Section 7.9 hereof), Parent shall designate five directors (consisting of Richard A. Cirillo, Charlotte W. Collins, Louis T. DiFazio, Richard H. Friedman and Martin Kooper) to remain on the Parent Board after the Effective Time, and the Parent Board shall take action to increase size of the Parent Board to ten directors and to appoint (i) four individuals designated by the Company (consisting of Henry F. Blissenbach, Myron Z. Holubiak, David R. Hubers and Stuart A. Samuels) to the Parent Board as of the Effective Time, and (ii) one individual who was not previously affiliated with either Parent or the Company who will be designated by Parent in consultation with the Company (consisting of Richard L. Robbins) to the Parent Board as of the Effective Time. The remaining directors of Parent not designated to remain on the Parent Board after the Effective Time shall resign from the Parent Board as of the Effective Time. In addition, Parent and the Company shall each designate (A) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Continued Listing Standards (the “NMS Standards”) and the Exchange Act) to serve on the audit committee of the Parent Board (the “Audit Committee”) after the Effective Time; (B) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Standards and the Code) to serve on the compensation committee of the Parent Board (the “Compensation Committee”) after the Effective Time; (C) two directors (each of whom shall satisfy the relevant independence requirements of the NMS Standards) to serve on the nominating committee of the Parent Board (the “Nominating Committee”) after the Effective Time; and (D) one director (who shall satisfy the relevant independence requirements of the NMS Standards, the Exchange Act and the Code) to serve, together with the Chairman of the Board and the Chief Executive Officer/President, on the executive committee of the Parent Board (the “Executive Committee”) after the Effective Time (so that there will be four members of each committee). The remaining members of the Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee not designated to remain on such committees after the Effective Time shall resign therefrom as of the Effective Time. Parent does not have any other committees or subcommittees of the Parent Board as of the date of this Agreement and shall not form or reinstate any other committee or subcommittee of the Parent Board prior to the Effective Time.

(b) As of and following the Effective Time until the Parent Board determines otherwise, Richard H. Friedman shall be the Chairman of the Parent Board, Henry F. Blissenbach shall be the President and Chief Executive Officer of Parent, Gregory H. Keane shall be the Chief Financial Officer of Parent, Barry A. Posner shall be the Executive Vice President, Secretary and General Counsel of Parent, and each of Alfred Carfora, Brian Reagan and Anthony J. Zappa shall be an Executive Vice President of Parent.

      9. Amendment to Section 4.3. Section 4.3 of the Merger Agreement is hereby amended in its entirety to read as follows:

From and after the Effective Time, the corporate headquarters of Parent shall be in Elmsford, New York, and the business headquarters of Parent shall be in Minneapolis, Minnesota, each until determined otherwise, if ever, by the Parent Board.

      10. Amendment to Section 5.3(a). Section 5.3(a) of the Merger Agreement is hereby amended by deleting the phrase “Parent Stock Option Plans” and replacing it with the phrase “MIM Corporation 2001 Incentive Stock Plan, the MIM Corporation 1996 Incentive Stock Plan and the MIM Corporation 1996 Non-Employee Directors Stock Incentive Plan”.

      11. Amendment to Section 5.4(a). Section 5.4(a) of the Merger Agreement is hereby amended in its entirety to read as follows:

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Parent Required Approvals (as defined in Section 5.4(d) hereof), to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of them of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action (including the approval of the Parent Board) and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than obtaining the Parent Required Approvals and the filing and recordation of appropriate merger documents as required by the MBCA). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of them enforceable against them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

      12. Amendment to Section 5.4(b). Section 5.4(b) of the Merger Agreement is hereby amended in its entirety to read as follows:

(b) At a meeting duly called and held, the Parent Board and the Merger Sub Board (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and fair to and in the best interests of Parent and the stockholders of Parent, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend approval of the matters constituting the Parent Required Approvals by Parent’s stockholders. The actions taken by the Parent Board constitute approval of the Merger, this Agreement and the other transactions contemplated hereby by the Parent Board under the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) such that Section 203 of the DGCL does not apply to this Agreement, the Merger or the transactions contemplated thereby.

      13. Amendment to Section 5.4(d). Section 5.4(d) of the Merger Agreement is hereby amended in its entirety to read as follows:

(d) The affirmative vote of the holders of a majority of the shares of Parent Common Stock present in person or represented by proxy and entitled to vote at the Parent Stockholder Meeting, assuming there is a quorum represented at such meeting, is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the issuance of shares of Parent Common Stock in the Merger, and the affirmative vote of the holders of a majority of the shares of Parent Common Stock outstanding on the record date for such meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the amendment of the Parent Certificate of Incorporation (collectively, the “Parent Required Approvals”). Except for the Parent Required Approvals, no vote of the holders of any class or series of Parent’s capital stock is necessary to approve the Merger or any of the other transactions contemplated hereby.

      14. Amendment to Section 5.5. Section 5.5 of the Merger Agreement is hereby amended by deleting clause (i) thereof and replacing it with the following:

(i) conflict with or violate the Parent Certificate of Incorporation or the Parent Bylaws or the articles of incorporation or bylaws of Merger Sub,

      15. Amendment to Section 5.6. Section 5.6 of the Merger Agreement is hereby amended by deleting the term “DGCL” and replacing it with the term “MBCA”.

      16. Amendment to Section 5.7(b). Section 5.7(b) of the Merger Agreement is hereby amended by deleting the phrase “(the ‘Parent Compliance Program’)”.

      17. Amendment to Section 5.8(a). Section 5.8(a) of the Merger Agreement is hereby amended by deleting the phrase “Sarbanes-Oxley Act” in the third sentence and replacing it with the phrase “Sarbanes-Oxley Act of 2002 (the ‘Sarbanes-Oxley Act’)”.

      18. Amendment to Section 5.8(i). Section 5.8(i) of the Merger Agreement is hereby amended by adding the word “the” before the phrase “Sarbanes Oxley Act”.

      19. Amendment to Section 6.3(d). Section 6.3(d) of the Merger Agreement is hereby amended in its entirety to read as follows:

(d) The vote of a majority of the voting power of the shares of Company Common Stock outstanding on the record date for the Company Stockholder Meeting is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

      20. Amendment to Section 6.6(b). Section 6.6(b) of the Merger Agreement is hereby amended by deleting the phrase “(the ‘Company Compliance Program’)”.

      21. Amendment to Section 6.22. Section 6.22 of the Merger Agreement is hereby amended by deleting the phrase “Section 7.8” and replacing it with the phrase “Section 7.9(e)”.

      22. Amendment to Section 7.5(b). Section 7.5(b) of the Merger Agreement is hereby amended by inserting the phrase “of the Merger and this Agreement” immediately prior to the phrase “(a ‘Company Subsequent Determination’)”.

      23. Amendment to Section 7.6(a). Section 7.6(a) of the Merger Agreement is hereby amended by deleting the third sentence in its entirety and replacing it with the following sentence:

Parent shall continue to keep the Company informed of the status and details of any such Parent Acquisition Proposal.

      24. Amendment to Section 7.6(b). Section 7.6(b) of the Merger Agreement is hereby amended by deleting the first two sentences and replacing them with the following:

Neither the Parent Board nor any committee thereof shall, except as expressly permitted by this Section 7.6(b), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to the Company, the approval or recommendation of the Parent Board or any committee of the Parent Board of the issuance of shares of Parent Common Stock in the Merger and the amendment of the Parent Certificate of Incorporation in connection with the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any transaction involving a Parent Acquisition Proposal from a third party (a “Parent Alternative Transaction”), (iii) cause or permit Parent to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Parent Alternative Transaction, or (iv) agree or resolve to agree to take any actions set forth in clauses (i), (ii) or (iii) of this sentence. Notwithstanding the foregoing, if prior to the Parent Stockholders Meeting at which the issuance of shares of Parent Common Stock in the Merger and the amendment of the Parent Certificate of Incorporation in connection with the Merger are approved, the Parent Board determines in good faith that it is required to do so in order to comply with its fiduciary duties to Parent’s stockholders under applicable Law, after it has received a Parent Superior Proposal in compliance with Section 7.6(a) and after consultation with and having considered the advice of independent outside counsel with respect to its fiduciary duties to Parent’s stockholders under applicable Law, the Parent Board may inform Parent’s stockholders that it no longer believes that the Merger is advisable and no longer recommends approval of the issuance of shares of Parent Common Stock in the Merger and the amendment of the Parent Certificate of Incorporation in connection with the Merger (a “Parent Subsequent Determination”), but only at a time after the fifth business day following the Company’s receipt of written notice advising the Company that the Parent Board is prepared to so inform Parent stockholders.

      25. Amendment to Section 7.9(b). Section 7.9(b) of the Merger Agreement is hereby amended by deleting the second sentence in its entirety and replacing it with the following sentence:

The Company shall submit this Agreement, the Merger and any other matters constituting the required approval to the Company’s shareholders at the Company Stockholders Meeting and shall use its reasonable efforts to obtain the required approval of the Company’s shareholders and the Company Board shall, subject to Section 7.5, recommend approval and adoption of this Agreement and approval of the Merger by the shareholders of the Company.

      26. Amendment to Section 7.9(c). Section 7.9(c) of the Merger Agreement is hereby amended in its entirety to read as follows:

(c) Parent shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting for the purpose of obtaining the Parent Required Approvals. Parent shall submit the matters constituting the Parent Required Approvals to Parent’s stockholders at the Parent Stockholders Meeting and shall use its reasonable efforts to obtain the required approval of Parent’s stockholders, and the Parent Board shall recommend approval by the stockholders of Parent of the matters constituting the Parent Required Approvals. Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to the first two sentences of this Section 7.9(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Parent or any other person of any Parent Acquisition Proposal or Parent Superior Proposal or (ii) the withdrawal or modification by the Parent Board or any committee thereof of such Board’s or committee’s approval or recommendation of the matters constituting the Parent Required Approvals.

      27. Amendment to Section 7.9(f). Section 7.9(f) of the Merger Agreement is hereby amended in its entirety to read as follows:

(f) Merger Sub shall submit this Agreement to Parent, as the sole stockholder of Merger Sub, for adoption and approval. Upon such submission, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated by this Agreement by unanimous written consent in lieu of a meeting in accordance with the requirements of the MBCA and the articles of incorporation and bylaws of Merger Sub.

      28. Amendment to Section 7.10(c). Section 7.10(c) of the Merger Agreement is hereby amended by deleting the term “plans” and replacing it with the term “plan”.

      29. Amendment to Section 7.11(a). Section 7.11(a) of the Merger Agreement is hereby amended in its entirety to read as follows:

(a) Parent shall assume the Company Stock Option Plans in connection with the conversion of Company Options into options to purchase Parent Common Stock pursuant to Section 2.4 of this Agreement. No options to purchase Company Common Stock shall be granted under any Company Stock Option Plan after the Effective Time. No shares of Parent Common Stock shall be issued upon the exercise of any Company Option granted under any Company Option Plan, except for Company Options assumed pursuant to Section 2.4.

      30. Amendment to Section 8.1(a). Section 8.1(a) of the Merger Agreement is hereby amended in its entirety to read as follows:

(a) This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company’s shareholders under the MBCA, the NMS Standards, the Company Articles of Incorporation and the Company Bylaws, and the Parent Required Approvals shall have been obtained by the requisite vote of Parent’s stockholders under the DGCL, the NMS Standards, the Parent Certificate of Incorporation and the Parent Bylaws;

      31. Amendment to Section 8.1(f). Section 8.1(f) of the Merger Agreement is hereby amended by deleting the phrase “Section 8.4(f)” and replacing it with the phrase “Section 8.1(f)”.

      32. Amendment to Section 9.1(c). Section 9.1(c) of the Merger Agreement is hereby amended by deleting the date “December 31, 2004” and replacing it with the date “April 30, 2005”.

      33. Amendment to Section 9.1(d). Section 9.1(d) of the Merger Agreement is hereby amended by (a) deleting the phrase “(i) if” and replacing it with the phrase “if (i)” and (b) deleting the phrase “this Agreement or the Merger” in clause (ii) thereof and replacing it with the phrase “the matters constituting the Parent Required Approvals”.

      34. Amendment to Section 9.1(f). Section 9.1(f) of the Merger Agreement is hereby amended by deleting the phrase “Parent’s stockholders, or the issuance of stock in the Merger” and replacing it with the phrase “the matters constituting the Parent Required Approvals”.

      35. Amendment to Section 10.6. Section 10.6 of the Merger Agreement is hereby amended by deleting the phrase “and the DGCL”.

      36. Amended to Section 10.11(d). Section 10.11(d) of the Merger Agreement is hereby amended in its entirety to read as follows:

(d) For purposes of this Agreement, the phrases “to the knowledge of Parent,” “known to Parent,” and similar formulations shall mean the actual knowledge of Richard H. Friedman, Alfred Carfora, James S. Lusk (but only with respect to matters actually known by him on or prior to the date of termination of his employment with Parent), Juliet A. Palmer, Barry A. Posner, Russel J. Corvese or Michael J. Sicilian (but only with respect to matters actually known by him on or prior to the date of termination of his employment with Parent).

      37. Amendment to Section 10.11(e). Section 10.11(e) of the Merger Agreement is hereby amended in its entirety to read as follows:

(e) For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to the Company,” and similar formulations shall mean the actual knowledge of Henry F. Blissenbach,

Gregory H. Keane, Anthony J. Zappa, Kenneth S. Guenthner, Thomas A. Staloch, Brian J. Reagan or Colleen M. Haberman.

      38. Full Force and Effect. Except as expressly modified by this Amendment, all of the terms and provisions of the Agreement remain in full force and effect.

      39. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

      40. Headings. The descriptive headings contained in this Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Amendment.

      41. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law thereof.

[Signature Page Follows]

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

MIM CORPORATION

By	/s/ Richard H. Friedman

Richard H. Friedman

Chief Executive Officer

CHRONIMED ACQUISITION CORP.

By	/s/ Richard H. Friedman

Richard H. Friedman

Chief Executive Officer

CHRONIMED INC.

By	/s/ Henry F. Blissenbach

Henry F. Blissenbach

Chief Executive Officer

Acknowledged and Agreed as of the date first above written:

CORVETTE ACQUISITION CORP.

By	/s/ Richard H. Friedman

Richard H. Friedman

Chief Executive Officer

ANNEX B

[Logo]

January 3, 2005

Board of Directors

MIM Corporation
100 Clearbrook Road
Elmsford, NY 10523

Members of the Board:

      We understand that MIM Corporation (the “Company” or “MIM”) intends to enter into a transaction with Chronimed Inc. (“Chronimed”), pursuant to which, among other things, a wholly owned subsidiary of MIM (“MergerCo”) will merge with and into Chronimed (the “Proposed Transaction” or the “Merger”). We further understand that, upon the effectiveness of the Merger, each share of common stock of Chronimed (the “Chronimed Common Stock”) that is outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.12 shares (the “Exchange Ratio”) of common stock of MIM (the “MIM Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of August 9, 2004, among MIM, Chronimed and MergerCo, as amended as of January 3, 2005 (as so amended, the “Agreement”).

      We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

      In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction (including with respect to governance of the combined company), (2) the Registration Statement on Form S-4 and related joint Proxy Statement/ Prospectus as filed with the SEC on November 11, 2004 (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, (4) publicly available information concerning Chronimed that we believe to be relevant to our analysis, including Chronimed’s Annual Report on Form 10-K for the fiscal year ended July 2, 2004 and Chronimed’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2004, (5) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections for the Company prepared by the Company’s management (the “Company Projections”), (6) financial and operating information with respect to the business, operations and prospects of Chronimed furnished to us by Chronimed, including financial projections for Chronimed prepared by Chronimed’s management (the “Chronimed Projections”), (7) the trading histories of the Company Common Stock and Chronimed Common Stock from December 31, 2003 to December 30, 2004 and a comparison of those trading histories with each other and with those of other companies and indices that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (9) a comparison of the historical financial results and present financial condition of Chronimed with those of other companies that we deemed relevant, (10) the potential pro forma effect of the Proposed Transaction on the future financial performance of the Company, including the cost savings, operating synergies and other strategic benefits that managements of the Company and Chronimed estimate will result from a combination of the businesses of the Company and Chronimed (the “Expected Synergies”) and the anticipated impact of the Proposed Transaction on the Company’s pro forma earnings per share, (11) the relative financial contributions of the Company and Chronimed to the historical and future financial performance of the combined company on a pro forma basis, (12) the results of our prior efforts to solicit indications of interest and proposals from third parties with respect to a combination with the Company, and (13) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and Chronimed concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

      In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform in accordance with such projections. With respect to the Chronimed Projections, upon advice of Chronimed we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chronimed as to the future financial performance of Chronimed and that Chronimed will perform in accordance with such projections. In addition, management of the Company has provided for our consideration certain downward adjustments to the Chronimed Projections, reflecting somewhat more conservative assumptions and estimates for the future financial performance of Chronimed, which we have reviewed and discussed with management of the Company. Upon the advice of the Company and Chronimed, we also have assumed that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and Chronimed and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Chronimed. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

      Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.

      We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which was paid upon delivery of our previous opinion dated August 9, 2004 and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and Chronimed for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

ANNEX C

[Logo]

December 30, 2004

Board of Directors

Chronimed Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

Members of the Board of Directors:

      You have requested our opinion as to the fairness from a financial point of view to the shareholders of Chronimed Inc. (the “Company”), of the Exchange Ratio (as defined below) proposed to be received by such shareholders in connection with the proposed merger (the “Merger”) of the Company with a wholly owned subsidiary (“Merger Sub”) of MIM Corporation (the “Purchaser”). We understand that the Company proposes to enter into an amendment (the “Amendment”) with the Purchaser to the Agreement and Plan of Merger dated as of August 9, 2004 (the “Agreement”) among the Company, the Purchaser and Merger Sub. Pursuant to the Agreement, as amended by the Amendment (the “Amended Agreement”), the Company will become a wholly owned subsidiary of the Purchaser, and shareholders of the Company will receive for each share of common stock, par value $.01 per share, of the Company (the “Company Common Stock”), held by them, other than shares held in treasury or held by the Purchaser or any affiliate of the Purchaser, consideration equal to 1.120 shares (the “Exchange Ratio”) of common stock, par value $.0001 per share, of the Purchaser (the “Purchaser Common Stock”). You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. The terms and conditions of the Merger are more fully set out in the Amended Agreement.

      For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser prepared by the managements of the Company and the Purchaser, respectively;

(iii) analyzed certain financial forecasts related to the Company and the Purchaser prepared by the managements of the Company and the Purchaser, respectively;

(iv) reviewed and discussed with senior executives of the Company and the Purchaser information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Purchaser, respectively;

(v) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company and discussed the past and current operations, financial condition and prospects of the Purchaser with senior executives of the Purchaser;

(vi) reviewed the pro forma impact of the Merger on the Company’s and the Purchaser’s earnings per share, cash flow, consolidated capitalization and financial ratios;

(vii) reviewed information prepared by members of senior management of the Company and the Purchaser relating to the relative contributions of the Company and the Purchaser to the combined company;

(viii) reviewed the reported prices and trading activity for the Company Common Stock and the Purchaser Common Stock;

(ix) compared the financial performance of the Company and the Purchaser and the prices and trading activity of the Company Common Stock and the Purchaser Common Stock with that of certain other publicly traded companies we deemed relevant;

(x) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi) participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

(xii) reviewed the Amended Agreement and certain related documents; and

(xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

      We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company and the Purchaser. At your direction, for purposes of our analysis, we have excluded certain revenues generated by the Company’s Specialty Pharmacy Mail Service Vendor Agreement with Aetna Inc. as of December 31, 2003 and by the Company’s exclusive contract with the Health Resources and Services Administration of the Federal Government that was awarded in December 2004 for the distribution of HIV medications. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that the Merger will be consummated as provided in the Amended Agreement, with full satisfaction of all covenants and conditions set forth in the Amended Agreement and without any waivers thereof.

      We have acted as sole financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, portions of which are contingent upon the rendering of this opinion and the consummation of the Merger. We or our affiliates may from time to time provide financial advisory and financing services to the Company and the Purchaser for which we and our affiliates receive fees. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of the Company and the Purchaser for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

      It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, December 30,

2004. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion does not in any manner address the prices at which the Purchaser Common Stock will trade following consummation of the Merger. In addition, we express no opinion or recommendation as to how the shareholders of the Company and the Purchaser should vote at the shareholders’ meetings held in connection with the Merger.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on December 30, 2004 that the Exchange Ratio to be received by the Company’s shareholders in the proposed Merger is fair from a financial point of view to the Company’s shareholders.

Very truly yours,

BANC OF AMERICA SECURITIES LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20.	Indemnification of Directors and Officers

      The following summary is qualified in its entirety by reference to the complete copy of the DGCL, the Registrant’s Amended and Restated Certificate of Incorporation, the Registrant’s Fourth Amended and Restated Bylaws and agreements referred to below.

      Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

      Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to some statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (4) for any transaction from which the director derived an improper personal benefit.

      The Registrant’s Amended and Restated Certificate of Incorporation provides that the Registrant’s directors shall not be liable to the company or its stockholders for breach of fiduciary duty as a director, except for liability arising out of clauses (1) through (4) in the preceding paragraph. The Registrant’s Amended and Restated Certificate of Incorporation and the Registrant’s Amended and Restated By-Laws further provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Registrant maintains director and officer liability insurance policies.

Item 21.	Exhibits and Financial Statement Schedules

      The following Exhibits are filed as part of, or are incorporated by reference into, this Registration Statement:

2	.1**	Agreement and Plan of Merger, dated as of August 9, 2004, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 3, 2005, by and among MIM Corporation, Chronimed Acquisition Corp. and Chronimed Inc., attached as Annex A to the joint proxy statement/prospectus.
3	.1**	MIM Corporation Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended, which became effective on August 14, 1996, and incorporated by reference herein.
3	.2†	Form of Second Amended and Restated Certificate of Incorporation of MIM Corporation.
5	.1***	Opinion of King & Spalding LLP as to the validity of the securities being registered.
8	.1***	Opinion of King & Spalding LLP as to certain tax matters.
8	.2***	Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A. as to certain tax matters.
10	.1†	Amendment No. 3 to Employment Agreement, dated as of August 9, 2004, between MIM Corporation and Richard H. Friedman.
23	.1***	Consent of King & Spalding LLP (included in Exhibit 5.1 hereto).
23	.2***	Consent of King & Spalding LLP (included in Exhibit 8.1 hereto).
23	.3***	Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (included in Exhibit 8.2 hereto).
23	.4*	Consent of Ernst & Young LLP (with respect to MIM Corporation).
23	.5*	Consent of Ernst & Young LLP (with respect to Chronimed Inc.).
23	.6***	Notice Regarding Consent of Arthur Andersen LLP, filed as Exhibit 23.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.
24	.1†	Powers of Attorney (included on signature page to this Registration Statement).
99	.1*	Form of Proxy for MIM Corporation.
99	.2*	Form of Proxy for Chronimed Inc.
99	.3*	Consent of Lehman Brothers Inc.
99	.4*	Consent of Banc of America Securities, LLC.
99	.5†	Consent of Prospective Director (Henry F. Blissenbach)
99	.6†	Consent of Prospective Director (Myron Z. Holubiak)
99	.7†	Consent of Prospective Director (David R. Hubers)
99	.8†	Consent of Prospective Director (Richard L. Robbins)
99	.9†	Consent of Prospective Director (Stuart A. Samuels)

†	Previously filed

*	Filed herewith

**	Incorporated by reference herein

***	To be filed by amendment

Item 22.	Undertakings

      (A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (A)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (C) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (D) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmsford, State of New York, on the 12th day of January 2005.

MIM CORPORATION

By:	/s/ BARRY A. POSNER

Barry A. Posner
Executive Vice President and General Counsel

POWERS OF ATTORNEY

Signature		Title

* Richard H. Friedman		Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ JULIET A. PALMER Juliet A. Palmer		Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Louis T. DiFazio		Director

* Louis A. Luzzi		Director

* Richard A. Cirillo		Director

* Charlotte W. Collins		Director

* Michael Kooper		Director

* Ronald K. Shelp		Director

* Harold Ford		Director

*By:	/s/ BARRY A. POSNER Barry A. Posner Attorney-in-Fact	Director

EXHIBIT INDEX

2	.1**	Agreement and Plan of Merger, dated as of August 9, 2004, and Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 3, 2005, by and among MIM Corporation, Chronimed Acquisition Corp. and Chronimed Inc., attached as Annex A to the joint proxy statement/prospectus.
3	.1**	MIM Corporation Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended, which became effective on August 14, 1996, and incorporated by reference herein.
3	.2†	Form of Second Amended and Restated Certificate of Incorporation of MIM Corporation.
5	.1***	Opinion of King & Spalding LLP as to the validity of the securities being registered.
8	.1***	Opinion of King & Spalding LLP as to certain tax matters.
8	.2***	Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A. as to certain tax matters.
10	.1†	Amendment No. 3 to Employment Agreement, dated as of August 9, 2004, between MIM Corporation and Richard H. Friedman.
23	.1***	Consent of King & Spalding LLP (included in Exhibit 5.1 hereto).
23	.2***	Consent of King & Spalding LLP (included in Exhibit 8.1 hereto).
23	.3***	Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (included in Exhibit 8.2 hereto).
23	.4*	Consent of Ernst & Young LLP (with respect to MIM Corporation).
23	.5*	Consent of Ernst & Young LLP (with respect to Chronimed Inc.).
23	.6***	Notice Regarding Consent of Arthur Andersen LLP, filed as Exhibit 23.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.
24	.1†	Powers of Attorney (included on signature page to this Registration Statement).
99	.1*	Form of Proxy for MIM Corporation.
99	.2*	Form of Proxy for Chronimed Inc.
99	.3*	Consent of Lehman Brothers Inc.
99	.4*	Consent of Banc of America Securities, LLC.
99	.5†	Consent of Prospective Director (Henry F. Blissenbach)
99	.6†	Consent of Prospective Director (Myron Z. Holubiak)
99	.7†	Consent of Prospective Director (David R. Hubers)
99	.8†	Consent of Prospective Director (Richard L. Robbins)
99	.9†	Consent of Prospective Director (Stuart A. Samuels)

†	Previously filed

*	Filed herewith

**	Incorporated by reference herein

***	To be filed by amendment